UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                             No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 26, 2019	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President Deputy Corporate Secretary and General Counsel

2

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Notice of Availability of Materials

2	Notice of Annual Meeting of Shareholders

3	Management Proxy Circular

4	Form of Proxy

5	Annual Report

3

Item 1

Notice of availability of materials for the 2019 Annual Meeting of Shareholders For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2018, and the auditors’ reports thereon (for details, see subsection “Financial Statements” under the “Business of the Meeting” section of the management information circular dated March 12, 2019 (the “Information Circular”)); 2. electing the directors (for details, see subsection “Election of Directors” under the “Business of the Meeting” section of the Information Circular); 3. appointing the auditors (for details, see subsection “Appointment of Auditors” under the “Business of the Meeting” section of the Information Circular); 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the Information Circular) accepting Canadian National Railway Company’s (the “Company”) approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the Information Circular (for details, see subsection “Advisory Vote on Executive Compensation” under the “Business of the Meeting” section of the Information Circular); and 5. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof (for details, see subsection “Other Business” under the “Business of the Meeting” section of the Information Circular). The Board of Directors has fixed March 8, 2019 as the record date (the “Record Date”) for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. Canadian National Railway Company Our annual meeting of holders of common shares (“Meeting”) will be held at: Le Windsor Windsor Ballroom 1170 Peel Street Montreal, Quebec, Canada on Tuesday, April 30, 2019 at 10:00 a.m. (Eastern Daylight Time)

Notice-And-Access This year, as permitted under Canadian securities rules, you are receiving this notification as the Company has opted to use the “notice-and-access” mechanism for delivery of this notice of annual meeting of shareholders, the Information Circular prepared in connection with the Meeting, the Annual Financial Statements and other proxy-related materials (collectively, the “Meeting Materials”) to its shareholders. In lieu of mailing physical copies of the Meeting Materials to shareholders, the “notice-and-access” provisions allow Canadian companies to send shareholders a notice about how to access Meeting Materials online and how to request that a paper copy be sent to them. The use of notice and access allows for faster access to the Meeting Materials, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. The Meeting Materials are available electronically via the links mentioned below. To receive a physical copy of the Meeting Materials, please follow the instructions set out in this notice. Shareholders who have already signed up for electronic delivery of Meeting Materials will continue to receive them by email. Shareholders will continue to receive by mail a proxy form or voting instruction form enabling them to vote at the Company’s Meeting. How to Access the Meeting Materials The Meeting Materials are available on our website (www.cn.ca/en/investors/), on the website of our transfer agent, Computershare Trust Company of Canada (“Computershare”) (www.envisionreports.com/CNR2019), on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission (“SEC”) website (www.sec.gov) through EDGAR. How to Request a Paper Copy of the Meeting Materials Non-registered shareholders If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. You may request paper copies of the Meeting Materials by calling 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided. Please note that you will not receive another form of proxy or voting instruction form. Please retain your current one to vote your common shares. After the Meeting By contacting Computershare via their website (www.investorcentre.com/ service ) or by phone at 1-800-564-6253, a copy of the Meeting Materials will be sent to you within ten (10) calendar days of receiving your request. Before the Meeting You may request paper copies of the Meeting Materials at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about March 26, 2019). Your request should be received at least ten (10) business days prior to the Meeting date in order to receive the Meeting Materials in advance of such date and the Meeting date. Registered shareholders and employee shares You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. Employee shares refer to common shares of CN purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations. You may request paper copies of the Meeting Materials at no cost to you by calling Computershare at 1-866-962-0498 and entering your 15-digit control number as indicated on your form of proxy or voting information form in the case of employee shares. Voting If you are a registered shareholder, you may vote your common shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy on how to vote using these methods. You may also vote in person by presenting yourself at the Meeting to a representative of Computershare. If you wish to vote in person at the Meeting, do not complete or return the proxy form. If you are a non-registered shareholder, please refer to the instructions on your separate voting instruction form. If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the instructions of your nominee. The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the telephone or over the Internet is 5:00 p.m. (Eastern Time) on April 29, 2019. SHAREHOLDERS ARE REMINDED TO READ THE INFORMATION CIRCULAR AND OTHER MEETING MATERIALS CAREFULLY BEFORE VOTING THEIR COMMON SHARES. Questions If you have any questions regarding this notice, the notice-and-access mechanism or the Meeting you can contact Computershare via their website (www.investorcentre.com/service) or by phone at 1-800-564-6253.

Item 2

 Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be held at Le Windsor Windsor Ballroom 1170 Peel Street Montreal, Quebec, Canada on Tuesday, April 30, 2019 at 10:00 a.m. (Eastern Daylight Time) For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2018, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; and 5. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 8, 2019 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 12, 2019 Montreal, Quebec

Item 3

Together into our next century Management Information Circular and Notice of Annual Meeting of Shareholders April 30, 2019

 Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be held at Le Windsor Windsor Ballroom 1170 Peel Street Montreal, Quebec, Canada on Tuesday, April 30, 2019 at 10:00 a.m. (Eastern Daylight Time) For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2018, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; and 5. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 8, 2019 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 12, 2019 Montreal, Quebec

Letter to Shareholders March 12, 2019 Dear Shareholder: On behalf of the Board of Directors and management of Canadian National Railway Company (the “Company” or “CN”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at Le Windsor, Windsor Ballroom, 1170 Peel Street, Montreal, Quebec, Canada on Tuesday, April 30, 2019, at 10:00 a.m. (Eastern Daylight Time). This management information circular (the “Information Circular”) describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss highlights of our 2018 performance and our plans for the future. The meeting Your participation in the affairs of the Company is important to us. If you attend the meeting in person, you will have the opportunity to meet and interact with the directors and the senior officers of the Company. If you are however unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose, so that your views can be represented. It is possible for you to vote over the internet by following the instructions on the enclosed form, or if you prefer, you may also complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by voting over the internet or by completing and returning the proxy form or voting instruction form. Please consult the information on page 5 of the Information Circular to find out how to vote your shares. A live audiocast of the meeting will be available on the Company’s website at www.cn.ca. We look forward to seeing you at the meeting. CN’s 100th Anniversary This year is a very special year for our Company as it marks our 100th anniversary. From our beginnings, in 1919, CN played an important role in nation building. CN passenger service carried troops during wartime and immigrants to new horizons in peacetime. Through our privatization in 1995 and expansion of our network all the way down to New Orleans, CN has become an iconic brand, synonymous with innovation and operational excellence. For CN’s 100th anniversary, we invite you to discover, explore and celebrate the people, places and events that have made us who we are. Stopping in cities across North America, CN100 – A Moving Celebration will be a traveling collection of informative experiences. It will be a great way for CN’s extended family and friends to look back on the miles we’ve covered together and imagine what lies ahead. For the general public, it will be a warm reunion with a century-old neighbour, and a reminder of the ties that continue to bind us. Building for a Sustainable Future Delivering responsibly is at the heart of how we are building the business for the future. It means moving customer goods safely and efficiently, being environmentally responsible, attracting and developing the best railroaders and helping build safer, stronger communities, while adhering to the highest ethical standards. Our sustainability performance has continued to earn us a place among the world’s best for several years running. For example, we are consistently listed on the Dow Jones Sustainability World Index and recognized for climate change transparency, earning a position on CDP’s exclusive A List in 2016, 2017 and 2018. Additionally, we were ranked again as one of the Best 50 Corporate Citizens in Canada by Corporate Knights, and are a proud member of the FTSE4Good Index, Global Challenges Index and the Jantzi Social Index. We have also received many accolades for our performance in corporate governance over the years, including ranking third overall and first in the industrials group on the Globe and Mail’s 2018 review of corporate governance practices. The CN Board has always taken great pride in our commitment to being a good corporate citizen, which touches nearly every aspect of what we do, from governance and business ethics to diversity and inclusion. We also prioritize community engagement on safety along our rail lines. Together with the rail industry, we launched the AskRail mobile app, which has now been downloaded by over 2,600 first responders, giving them access to real-time information on the contents of railcars in their respective communities. Robert Pace, D.COMM., C.M. Chair of the Board Jean-Jacques Ruest President and Chief Executive Officer 1 CN MANAGEMENT INFORMATION CIRCULAR 20 19 LET TER TO SHAREHOLDERS

What’s Inside Notice of Annual Meeting of Shareholders 1 Letter to Shareholders 3 Proxy Summary 5 Delivery of Meeting Materials and Voting Information 8 Business of the Meeting 10 Nominees for Election to the Board 17 Board of Directors Compensation 22 Statement of Corporate Governance Practices 35 Statement of Executive Compensation 39 Compensation Discussion and Analysis 69 Other Information 70 Schedule A – Mandate of the Board 72 Schedule B – Reports of the Committees 79 Schedule C – Additional Audit Committee Disclosure This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of CN and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on Tuesday, April 30, 2019, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 27, 2019, except as indicated otherwise. Shareholder Voting Matters and Recommendation VOTING MATTERS BOARD VOTE RECOMMENDATION FOR MORE INFORMATION SEE PAGE 8 8 9 FOR each nominee FOR FOR Election of 13 Directors Appointment of KPMG LLP as Auditors Advisory Resolution on Executive Compensation 2 CN MANAGEMENT INFORMATION CIRCULAR 20 19

PROXY SUMMARY

Proxy summary

The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company. We recommend that you read the entire Information Circular before voting.

Board of Directors Highlights



DIRECTOR'S SHARE OWNERSHIP SET AT 5 TIMES THE ANNUAL DIRECTOR RETAINER WITHIN 5 YEARS

5x

COMBINED NUMBER OF BOARD AND COMMITTEE MEETINGS HELD IN 2018

49

PERCENTAGE OF BOARD MEMBERS, OTHER THAN OUR CEO, WHO ARE INDEPENDENT

100%

BOARD MEMBERS THAT SIT TOGETHER ON THE BOARD OF ANOTHER PUBLIC COMPANY

0

PERCENTAGE OF BOARD MEMBERS WHO ARE WOMEN

38%

Our Director Nominees

NAME / AGE	TOP 3 COMPETENCIES[1]	DIRECTOR SINCE	POSITION	OTHER PUBLIC BOARDS	SHARE OWNERSHIP[2] (MULTIPLE OF REQUIREMENT)	% OF VOTES FOR IN 2018
Shauneen Bruder (59)	Finance, Strategy, Sales	2017	Executive Vice-President, Operations, Royal Bank of Canada	1	–	99.71
Donald J. Carty (72)	Strategy, Finance, HR	2011	Corporate Director	2	8	98.75
Gordon D. Giffin (69)	Policy, Legal, HR	2001	Partner, Dentons US LLP	2	8	96.42
Julie Godin (44)	HR, Strategy, Finance	2017	Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer, CGI Inc.	1	–	99.42
Edith E. Holiday (67)	Legal, Policy, Strategy	2001	Corporate Director and Trustee	4	8	94.06
V. Maureen Kempston Darkes (70)	Transport, Sales, HR	1995	Corporate Director	3[3]	14	95.17
Denis Losier (66)	Finance, HR, Sales	1994	Corporate Director	1	22	95.96
Kevin G. Lynch (68)	Policy, Finance, Strategy	2014	Vice-Chair, BMO Financial Group	2	2	99.30
James E. O'Connor (69)	Strategy, Engineering, HR	2011	Corporate Director	2	2	99.51
Robert Pace (64)	HR, Transport, Strategy	1994	Chair of the Board, CN President and CEO, The Pace Group	1	11	96.82
Robert L. Phillips (68)	Transport, Strategy, Sales	2014	President, R.L. Phillips Investments Inc.	3	2	98.21
Jean-Jacques Ruest (63)	Sales, Transport, Strategy	2018	President and Chief Executive Officer, CN	—	Note 4	N/A
Laura Stein (57)	Legal, Engineering, Finance	2014	Executive Vice-President – General Counsel & Corporate Affairs, The Clorox Company	1	2	99.13

(1) Refer to description of competencies on page 28 of this Information Circular.
(2) For a discussion on the shareholding requirements of the Board Chair and non-executive directors, please see section on "Share Ownership" on page 19 of this Information Circular.
(3) Will be a member of two public boards other than CN starting in April 2019.
(4) For a discussion on Mr. Ruest's shareholding requirements, please see section on "Stock Ownership" on page 48 of this Information Circular.

CN MANAGEMENT INFORMATION CIRCULAR 2019
3

2018 Key Business Highlights EMPLOYEES AT YEAR END REVENUES OPERATING MARGIN CAPITAL INVESTMENTS REPORTED DILUTED EARNINGS PER SHARE ADJUSTED DILUTED EARNINGS PER SHARE 25,720 $14.3 B 38.4% $3.5 B $5.87 $5.50(1) Key Environment, Social & Governance Highlights 38% Adopted a policy of having a minimum representation of 1/3 of the Board by women; 38% of our directors are women. Transparency Publicly disclosing on www.cn.ca website information on our lobbying activities, a list of our political contributions and a detailed list of our corporate memberships, including industry associations and policy organizations. Iconic Brand Recognized by Interbrand Canada as one of the 150 companies, organizations and institutions that are the most iconic in Canada. Catalyst Accord and 30% Club Signatory in 2017 to the Catalyst Accord and a member of the 30% Club which promotes gender diversity on boards. Climate Change Over the past 22 years, CN has reduced its locomotive emission intensity by 36% while achieving record growth in the volume of freight it moves. CN continues to lead the North American rail industry in fuel efficiency, consuming 15% less fuel per gross ton mile compared to the industry average. Sustainability Leader Identified as a global leader in the corporate response to climate change where CN has been awarded a position on the 2018 Climate A List by CDP, the non-profit global environmental disclosure platform. Best Corporate Citizen Ranked among the Best 50 Corporate Citizens in Canada by Corporate Knights for the 10th consecutive year in a row. First Recognized by the Globe and Mail’s annual review of corporate governance practices in Canada, where CN ranked 1st in the industrials group and 3rd overall. Executive Compensation Disciplined Approach to Compensation CN’s approach to executive compensation is driven by a commitment to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach to executive compensation by ensuring that target compensation, while reasonable, supports attraction and retention of executive talent. In addition, short-and long-term incentive plans are structured to align realized pay and shareholder returns. Compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. The executive compensation policy aims to position target total direct compensation between the median and the 60 th percentile of the executives’ respective comparator group. All NEOs 2018 Target Pay at Risk Stock Options 20.7% Base Salary 79.3% At-Risk (1) See the section entitled Adjusted performance measures in CN’s Management’s Discussion and Analysis included in the Company’s 2018 Annual Report for an explanation of this measure and reconciliation to the nearest GAAP measure. 4 PROXY SUMMARY CN MANAGEMENT INFORMATION CIRCULAR 20 19 17.2% Annual Incentive Bonus Plan 34.9% Performance Share Units Awards 27.2% Awards Best practices adopted by CN • ~ 80% of NEOs’ target total direct compensation is variable and linked to CN’s performance • Incentive payout capped and no guaranteed minimum payout • Inclusion of a relative total shareholder return condition as a performance measure for Performance Share Units • Safety component in the Annual Incentive Bonus Plan has been extended to all senior management employees in 2019 • Increased stock ownership requirements introduced in 2019 • President and CEO post-employment shareholding requirement • Overlap of performance measures for short-and long-term incentives to mitigate risk • Extended executive clawback policy allowing the clawback of bonus or incentive based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement • No employment contracts for NEOs • Benchmark compensation against a reasonable / size appropriate peer group • Double trigger change-of-control provisions • Provide shareholders an annual say on pay vote

Delivery of Meeting Materials and Voting Information Notice and Access This year, as permitted under Canadian Securities Rules and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using “Notice and Access” to deliver this Information Circular to both registered and non-registered shareholders. Instead of receiving a paper copy of the Information Circular in the mail, shareholders who hold common shares of CN as of March 8, 2019, the record date for the meeting, have access to it online. Shareholders will receive a package in the mail with a notice (the “Notice”) explaining how to access the Information Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders or a voting instruction form for non-registered shareholders or Employee Shares, will be included with the Notice with instructions on how to vote your shares. Adopting Notice and Access allows for faster access to the Information Circular, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. How to access the Information Circular electronically The Information Circular is available on our website (www.cn.ca/investors) and on the website of our transfer agent, Computershare Trust Company of Canada (Computershare) (www.envisionreports.com/CNR2019), on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission (“SEC”) website (www.sec.gov) through EDGAR. How to request a paper copy of the Information Circular and Financial Statements You may request paper copies of the Information Circular and Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about March 26, 2019). Your request should be received at least ten (10) business days prior to the Meeting date in order to receive the Information Circular in advance of such date and the Meeting date. Registered shareholders and Employee shares (see below for details) You may request paper copies of either the Information Circular and Financial Statements by calling Computershare at 1-866-962-0498 and entering your 15-digit control number as indicated on your form of proxy. Non-registered shareholders (see below for details) You may request paper copies of either the Information Circular and Financial Statements by calling 1-877-907-7643 and entering the 16-digit control number provided on the voting instruction form and following the instructions provided. If you request a paper copy of the Information Circular note that you will not receive a new form of proxy or voting instructions form, so you should keep the original form sent to you in order to vote. Questions? If you have questions about Notice and Access or to request a paper copy of the Information Circular after the meeting at no charge, you can contact Computershare via their website (www.investorcentre.com/service) or by phone at 1-800-564-6253. Your Vote is Important As a shareholder, it is important that you read this Information Circular carefully and then vote your shares, either by proxy or in person at the Meeting. The following section provides you with information on how to vote your shares. Who can vote Shareholders who were registered as at the close of business on March 8, 2019 (the “Record Date”), are entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy. As of the close of business on the Record Date, the Company had 724,837,655 common shares without par value outstanding. Subject to the voting restrictions described in this section, each common share carries the right to one vote. Complete and return the proxy form in the prepaid envelope provided. Call 1-866-732-VOTE (8683) Toll Free. You will need your 15-digit control number found on your proxy form. Complete the proxy form and return it by fax at 1-866-249-7775. How to vote If you are eligible to vote and your common shares are registered in your name or are held in the name of a nominee, you can vote your common shares in person at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your shares. Your duly completed proxy form must have been received by our transfer agent, Computershare Trust Company of Canada, or you must have voted by Internet or by phone or fax before 5:00 p.m. on April 29, 2019, (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in Person If you wish to vote in person, you do not need to complete or return your proxy form. The day of the Meeting you will have REGISTERED SHAREHOLDERS You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. 1. Voting by Proxy (Proxy Form) Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form accompanying this Information Circular: Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number found on your to present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. proxy form. 5 CN MANAGEMENT INFORMATION CIRCULAR 20 19 VOTING INFORMATION

NON-REGISTERED SHAREHOLDERS If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. 1. Voting by Proxy (Voting Instruction Form) Below are the different ways in which you can give your voting instructions, details of which are found in the voting instruction form accompanying this Information Circular: Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number found on your Employee Shares Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations (the “Plans”) are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company as applicable), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions. 1. Voting by Proxy (Computershare Voting Instruction Form) Below are the different manners in which you can give your voting instructions, details of which are found in the voting instruction form accompanying this Information Circular: Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number found on your voting instruction form. Complete and return the voting instruction form in the prepaid envelope provided. voting instruction form. Complete and return the voting instruction form in the prepaid envelope provided. Call 1-866-732-VOTE (8683) Toll Free. You will need your 15-digit control number found on your voting instruction form. Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number found on your voting instruction form. Complete the voting instruction form and return it by fax at 905-507-7793 or 514-281-8911. Complete the voting instruction form and return it by fax at 1-866-249-7775. Your duly completed voting instruction form must have been received by our transfer agent, Computershare Trust Company of Canada, or you must have voted by Internet or by phone or fax before 5:00 p.m. on April 29, 2019 (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in Person If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form Your duly completed voting instruction form must have been received by your intermediary with sufficient time for your vote to be processed by our transfer agent, and in all cases, no later than 5:00 p.m. on April 26, 2019 (Eastern Daylight Time), similarly you must have voted by Internet or by phone or fax before 5:00 p.m. on April 29, 2019, (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in Person If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form provided by the Plans’ Custodian to appoint yourself as proxy holder and follow the signature and return instructions of the Plans’ Custodian. Computershare Trust Company of Canada must receive your appointment no later than 5:00 p.m. on April 29, 2019 (Eastern Daylight Time). Employee shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the voting instruction form sent to you as you will be voting at the Meeting. The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No proxy form is to be completed with respect to Employee Shares – only the Computershare voting instruction form should be used. provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Computershare Trust Company of Canada must receive your appointment no later than 5:00 p.m. on April 26, 2019 (Eastern Daylight Time). Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the voting instruction form sent to you as you will be voting at the Meeting. 6 VOTING INFORMATION CN MANAGEMENT INFORMATION CIRCULAR 20 19

How your Shares will be Voted You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are the Board Chair and the President and Chief Executive Officer of the Company, or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the proxy form or voting instruction form, or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and that this person attends the Meeting. Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer (or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) will be voted as follows: i) FOR the election of management’s nominees as directors ii) FOR the appointment of KPMG LLP as auditors iii) FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting. The Board of Directors and management are recommending that shareholders vote FOR items (i), (ii) and (iii). A simple majority of the votes cast, in person or by proxy, will constitute approval of each of these matters. Changing your Vote You may revoke your proxy at any time, by voting again on the Internet or by phone or fax before 5:00 p.m. on Monday April 29, 2019 (Eastern Daylight Time) or by following the below instructions: • If you are a registered shareholder, by completing an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and: • deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. on April 29, 2019 or any adjournment or postponement thereof. • filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law. • If you are a non-registered shareholder, by contacting your intermediary to find out the correct procedure. • If you hold Employee Shares, by contacting Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company as applicable. CN’s Voting Restrictions Our articles of continuance, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 25% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 25% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III. Mr. Gates is the sole member of Cascade Investment, L.L.C. (“Cascade”). Cascade held 100,400,770 common shares of the Company on the Record Date, representing 13.85% of the outstanding common shares of the Company. In addition, Mr. Gates is a co-trustee of the Bill & Melinda Gates Foundation Trust, which held 17,126,874 common shares of the Company on the Record Date, representing 2.36% of the outstanding common shares of the Company. Hence, on the Record Date, Mr. Gates is deemed to have control or direction over 117,527,644 common shares, representing 16.21% of the outstanding common shares of the Company. Additional Information Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of D.F. King, a division of AST Investor Services Inc. (“D.F. King”), for the solicitation of proxies in Canada and the U.S., at an aggregate cost estimated to be approximately C$31,000 plus additional costs relating to out-of-pocket expenses. Questions If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call D.F. King, the Company’s proxy solicitation agent, toll-free in North America at 1-800-239-6813 or at 1-212-771-1133 outside of North America; or by e-mail at inquiries@dfking.com. Transfer Agent You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service. Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. 7 CN MANAGEMENT INFORMATION CIRCULAR 20 19 VOTING INFORMATION

Business of the Meeting Financial Statements Our consolidated financial statements for the year ended December 31, 2018, together with the auditors’ reports thereon, are included in the 2018 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on the SEC’s website at www.sec.gov through EDGAR, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Vice-President, Investor Relations at (514) 399-0052. Majority Voting Policy The Board of Directors has adopted a policy which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will tender his or her resignation to the Board Chair promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and promptly announce it in a press release within 90 days following the meeting of shareholders, a copy of which will be provided to the Toronto Stock Exchange (“TSX”). The Board of Directors shall however, accept such resignation absent exceptional circumstances. The resignation shall be effective when accepted by the Board of Directors. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors. Election of Directors Our articles of continuance, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board — Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled “Nominees for Election to the Board — Description of Nominees”. These nominees are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors. Appointment of Auditors The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as the Company’s auditors until the next annual meeting of shareholders. KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2018 and 2017, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following: FEES (IN THOUSANDS) 2018 (C$) 2017 (C$) Audit Audit-related Tax All other 2,745 1,243 1,143 417 2,695 1,068 1,458 — TOTAL FEES 5,548 5,221 Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The Audit Committee pre-approved all the services performed by the auditors for audit, audit-related and non-audit related services for the years ended December 31, 2018 and 2017. The nature of the services under each category is described below. Audit Fees Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries and the audit relating to the Company’s internal control over financial reporting. 8 BUSINESS OF THE MEETING CN MANAGEMENT INFORMATION CIRCULAR 20 19

Audit-Related Fees Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities and other audit-related fees. Tax Fees Consists of fees incurred for consultations on cross-border tax implications for employees, for assistance related to the Canadian Scientific Research and Experimental Development (SR&ED) tax credit and for tax compliance. Other Business Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2018 performance and plans for the future, and • invite questions and comments from shareholders. As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. All Other Fees Consists of fees related to cybersecurity services. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders. Advisory Vote on Executive Compensation The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders. The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting information form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled ‘Statement of Executive Compensation’ of the Information Circular of the Company dated March 12, 2019.” The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at the meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns. 9 CN MANAGEMENT INFORMATION CIRCULAR 20 19 BUSINESS OF THE MEETING

Nominees for Election to the Board Description of Nominees The following tables set out information as of February 27, 2019, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top three competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors’ competencies can be found under the heading “Competency Matrix” in the section entitled “Statement of Corporate Governance Practices”. Each nominee is a current director of the Company. Ms. Bruder is the Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she is responsible for overseeing operations related to all personal and business clients in Canada. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina. She is a member of the Institute of Corporate Directors and is Vice-Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. In 2012, she was awarded the Queen’s Diamond Jubilee Medal. Ms. Bruder was inducted in the Women’s Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. Ms. Bruder holds a B.A. from the University of Guelph and an MBA (Gold Medalist) from Queen’s University. Shauneen Bruder Executive Vice-President, Operations – Royal Bank of Canada Age: 59 (1) Ontario, Canada Director Since: April 25, 2017 Independent Principal Competencies: Finance/Accounting, Strategy, Sales/Marketing MEMBER OF (2) ATTENDANCE 2018 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Donations and Sponsorships Committee (3) Finance Committee Human Resources and Compensation Committee Pension and Investment Committee (3) Strategic Planning Committee 100% 100% 100% 100% 100% 100% Andrew Peller Limited (2018-present) SECURITIES HELD Value at risk C$1,125,719 (4) Common Shares Owned or Controlled (5) February 2019 February 2018 9,873 6,290 Mr. Carty retired as Vice-Chairman and Chief Financial Officer of Dell, Inc. (computer manufacturer), a position he assumed from January 2007 until June 2008, and as Chairman and CEO of AMR Corporation and American Airlines in 2003 after 30 years in the airline business, where he previously served as President and Executive Vice-President of Finance & Planning of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987. In the voluntary sector, Mr. Carty is on the Executive Board of the SMU Cox School of Business. He is a former Chairman of Big Brothers Big Sisters of America. In 1999, Board Alert named Mr. Carty one of the year’s Outstanding Directors and in 2015, he was named to the top 100 of the National Association of Corporate Directors List. He was named an Officer of the Order of Canada in 2003. In addition to serving on the public boards mentioned in the following table, Mr. Carty serves as Chairman of the board of Porter Airlines, Inc. Mr. Carty holds a B.A. and an Honorary Doctor of Laws from Queen’s University and an MBA from Harvard Business School. Donald J. Carty, O.C., LL.D. Corporate Director Age: 72 (1) Texas, U.S.A. Director Since: January 1, 2011 Independent Principal Competencies: Strategy, Finance/Accounting, Human Resources MEMBER OF (2) ATTENDANCE 2018 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Audit Committee (Chair) Corporate Governance and Nominating Committee (9) Environment, Safety and Security Committee Human Resources and Compensation Committee Pension and Investment Committee (3) (7) Strategic Planning Committee 100% 100% 100% 100% 100% 100% 100% Hawaiian Holdings, Inc. VMWare, Inc. EMC Corporation Virgin America Inc. Talisman Energy Inc. (2016-present) (2015-present) (2015-2016) (2006-2016) (2009-2015) SECURITIES HELD Value at risk C$11,608,466 (4) Common Shares Owned or Controlled (5) February 2019 February 2018 101,858 97,788 10 NOMINEES FOR ELECTION TO THE BOARD CN MANAGEMENT INFORMATION CIRCULAR 20 19 2018 VOTES IN FAVOUR 98.75% 2018 VOTES IN FAVOUR 99.71%

NOMINEES FOR ELECTION TO THE BOARD



Ambassador Gordon D. Giffin
Partner, Dentons US LLP

Age: 69 [1]

Georgia, U.S.A.

Director Since:
May 1, 2001

Independent

Principal Competencies:
Public Policy,
Legal,
Human Resources

Mr. Giffin is a Partner and the Global Vice-Chair of Dentons (law firm), where he maintains offices in Washington, D.C. and Atlanta, Georgia. He has been engaged in the practice of law or government service for more than thirty-five years. Mr. Giffin was United States Ambassador to Canada from 1997 to 2001.

Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and is a member of the Council on Foreign Relations and the Tri-Lateral Commission.

In addition to serving on the public boards mentioned in the following table, Mr. Giffin serves on the Board of Counsellors of McLarty Global and on the boards of directors of CIBC USA Holdings Inc.

Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law.

MEMBER OF [2]	ATTENDANCE 2018
Board	100%
Corporate Governance and Nominating Committee [7]	100%
Donations and Sponsorships Committee [3] [9]	100%
Environment, Safety and Security Committee [7]	100%
Human Resources and Compensation Committee [9]	100%
Pension and Investment Committee [3]	100%
Strategic Planning Committee	100%

2018 VOTES IN FAVOUR	96.42%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Canadian Natural Resources Limited (Lead Director)	(2002-present)
TransAlta Corporation (Chair)	(2002-present)
ECN Capital Corp.	(2016-2017)
Canadian Imperial Bank of Commerce	(2001-2017)
Element Financial Corporation	(2013-2016)
Just Energy Group Inc.	(2006-2015)

SECURITIES HELD	
Value at risk	C$11,633,197 [4]
Common Shares Owned or Controlled [5]	
February 2019	102,075
February 2018	98,795



Julie Godin
Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer CGI Inc.

Age: 44 [1]

Quebec, Canada

Director Since:
April 25, 2017

Independent

Principal Competencies:
Human Resources,
Strategy,
Finance/Accounting

Ms. Godin is Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer of CGI Inc. ("CGI") where she oversees the development of enterprise-wide policies, programs and processes related to the management of CGI and their consistent and high-quality application across all CGI business units. Ms. Godin is responsible for ensuring the continuous development of CGI's 74,000 professionals. Ms. Godin also directs the development and execution of CGI's global strategy, and oversees CGI's full spectrum of security activities, and leads mergers and acquisitions activity worldwide.

Previously Ms. Godin was head of CGI's strategic planning and the company's global human resources function, including executive compensation and succession planning, as well as organizational model sustainability to secure organic growth.

Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and wellness programs in the workplace. Oxygen merged its activities with those of CGI.

In 2000, Ms. Godin co-founded Fondation Jeunesse-Vie, a non-profit organization that strives to reduce poverty, promote education and improve the health of children and teens in disadvantaged areas.

Ms. Godin holds a B.A. from the Université de Sherbrooke.

MEMBER OF [2]	ATTENDANCE 2018
Board	91%
Corporate Governance and Nominating Committee	100%
Environment, Safety and Security Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

2018 VOTES IN FAVOUR	99.42%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
CGI Inc.	(2013-present)

SECURITIES HELD	
Value at risk	C$1,125,719 [4]
Common Shares Owned or Controlled [5]	
February 2019	9,873
February 2018	6,290

CN MANAGEMENT INFORMATION CIRCULAR 2019
11

Edith E. Holiday

Corporate Director & Trustee

Age: 67[1]

Florida, U.S.A.

Director Since:
June 1, 2001

Independent

Principal Competencies:
Legal,
Public Policy,
Strategy

Ms. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House.

Ms. Holiday serves on the public boards mentioned in the following table.

She was also the recipient of the DirectWomen's 2009 Sandra Day O'Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace. She is also the recipient of the Secretary of the Treasury's highest award, the Alexander Hamilton Award.

Ms. Holiday holds a B.S. and a J.D. from the University of Florida, and she was admitted to the bars of the states of Florida, Georgia and the District of Columbia.

MEMBER OF[2]	ATTENDANCE 2018
Board	100%
Pension and Investment Committee (Chair)[3]	100%
Audit Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee[9]	100%
Strategic Planning Committee	100%

2018 VOTES IN FAVOUR	94.06%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Santander Consumer USA Holdings, Inc.	(2016-present)
White Mountains Insurance Group, Ltd.	(2004-present)
Franklin Templeton Group of Funds (various companies) (Lead Director)	(1996-present)
Hess Corporation	(1993-present)
RTI International Metals, Inc.	(1999-2015)

SECURITIES HELD	
Value at risk	C$12,429,941[4]
Common Shares Owned or Controlled[5]	
February 2019	109,066
February 2018	106,033



V. Maureen Kempston Darkes, O.C., D. COMM., LL.D.

Corporate Director

Age: 70[1]

Ontario, Canada
Florida, U.S.A.

Director Since:
March 29, 1995

Independent

Principal Competencies:
Transport Industry/Safety,
Sales/Marketing,
Human Resources

Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation ("GM"). In 2009, she ended a 35-year career at GM during which she attained the highest operating position ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of GM.

She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business and amongst the Women's Executive Network's 2012 Canada's Most Powerful Women: Top 100 Award Winners. In 2006, she was the recipient of the Governor General of Canada's Awards in Commemoration of the Persons Case and was inducted as a fellow of the Institute of Corporate Directors in 2011. She has also been an appointee of the Government of Canada to the Science, Technology and Innovation Council and the Advisory Council for Promoting Women on Boards.

In addition to serving on the public boards mentioned in the following table, Ms. Kempston Darkes is the Lead Director of Irving Oil Company Ltd.

Ms. Kempston Darkes has received Honorary Doctor of Law Degrees from the University of Toronto and the University of Victoria, as well as an Honorary Doctor of Commerce from Saint Mary's University. She holds a B.A. in history and political science from Victoria University in the University of Toronto and an LL.B. from the University of Toronto Faculty of Law.

MEMBER OF[2]	ATTENDANCE 2018
Board	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%
Environment, Safety and Security Committee[9]	100%
Finance Committee	100%
Pension and Investment Committee[3][7]	100%
Strategic Planning Committee	100%

2018 VOTES IN FAVOUR	95.17%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Enbridge Inc.	(2010-present)
Brookfield Asset Management Inc.	(2008-present)
Schlumberger Limited*	(2014-2019)
Balfour Beatty Plc.	(2012-2017)

*Is not standing for re-election at the April 2019 meeting.

SECURITIES HELD	
Value at risk	C$22,120,906[4]
Common Shares Owned or Controlled[5]	
February 2019	194,009
February 2018	190,809

NOMINEES FOR ELECTION TO THE BOARD

CN MANAGEMENT INFORMATION CIRCULAR 2019
12

The Hon. Denis Losier,
P.C., LL.D., C.M.
Corporate Director

Age: 66[1]

New Brunswick, Canada

Director Since:
October 25, 1994

Independent

Principal Competencies:
Finance/Accounting,
Human Resources,
Sales/Marketing

The Honorable Denis Losier is the retired President and Chief Executive Officer of Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism.

Mr. Losier was co-chair of the University of Moncton's Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, was made a Member of the Queen's Privy Council. In addition to serving on the public boards mentioned in the following table, Mr. Losier was a director of Enbridge Gas New Brunswick until 2017 and is the past chair of the board of directors of Invest N.B. He is also a past member and director of the New Brunswick Business Council and Canadian Blood Services, respectively. Mr. Losier was appointed a Member of the Order of Canada in 2011.

Mr. Losier holds a Bachelor of Economics from the University of Moncton and a Masters of Economics from the University of Western Ontario. Mr. Losier was awarded an Honorary Doctorate Degree in Business Administration from the University of Moncton.

MEMBER OF[2]	ATTENDANCE 2018
Board	100%
Corporate Governance and Nominating Committee (Chair)	100%
Donations and Sponsorships Committee[3]	100%
Human Resources and Compensation Committee[8]	100%
Pension and Investment Committee[3]	80%
Strategic Planning Committee	100%
2018 VOTES IN FAVOUR	**95.96%**

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Plaza Retail REIT	(2007-present)
Capital DGMC Inc.	(2013-2016)

SECURITIES HELD	
Value at risk	C$33,726,660[4]
Common Shares Owned or Controlled[5]	
February 2019	295,796
February 2018	291,301



The Hon. Kevin G. Lynch,
P.C., O.C., PH.D., LL.D.
Vice-Chair,
BMO Financial Group

Age: 68[1]

Ontario, Canada

Director Since:
April 23, 2014

Independent

Principal Competencies:
Public Policy,
Finance/Accounting,
Strategy

The Honourable Kevin Lynch has been Vice Chairman of BMO Financial Group since 2010. Prior to joining BMO, Dr. Lynch had a distinguished career with the Government of Canada, serving as Clerk of the Privy Council, Secretary to the Cabinet, Deputy Minister of Finance, Deputy Minister of Industry as well as Executive Director for Canada at the International Monetary Fund.

Dr. Lynch is the past Chancellor of the University of King's College, the past Chair of the Board of Governors of the University of Waterloo, a Senior Fellow of Massey College and a Trustee of the Killam Trusts.

In addition to serving on the public boards mentioned in the following table, Dr. Lynch is a Director of Communitech, the Governor General's Rideau Hall Foundation and the Asia Pacific Foundation of Canada as well as a Member of the Expert Advisory Group on Digitization and Innovation at the OECD and a Member of the World Economic Forum (WEF) Committee on "Balancing Financial Stability, Innovation and Economic Growth".

Dr. Lynch earned his BA from Mount Allison University, a Masters in Economics from the University of Manchester and a doctorate in Economics from McMaster University. He was made a Member of the Queen's Privy Council for Canada in 2009, was appointed an Officer of the Order of Canada in 2011, has received 11 honorary doctorates from Canadian Universities and was awarded the Queen's Golden and Diamond Jubilee Medals for public service.

MEMBER OF[2]	ATTENDANCE 2018
Board	100%
Human Resources and Compensation Committee (Chair)[8]	100%
Audit Committee[7]	100%
Corporate Governance and Nominating Committee	100%
Finance Committee[9]	100%
Pension and Investment Committee[3]	100%
Strategic Planning Committee	100%
2018 VOTES IN FAVOUR	**99.30%**

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
SNC-Lavalin Group Inc. (Chairman)	(2017-present)
CNOOC Limited	(2014-present)
Empire Company Limited (Sobeys, Inc.)	(2013-2017)

SECURITIES HELD	
Value at risk	C$2,905,686[4]
Common Shares Owned or Controlled[5]	
February 2019	25,484
February 2018	21,312

100
NOMINEES FOR ELECTION TO THE BOARD

CN MANAGEMENT INFORMATION CIRCULAR 2019
13

Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. In 2001, Mr. O’Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America’s Best CEOs each year, between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O’Connor has served on the board of directors of the SOS Children’s Village. In addition to serving on the public boards mentioned in the following table, Mr. O’Connor serves on the board of directors of the South Florida P.G.A. of America Foundation. Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University. James E. O’Connor Corporate Director Age: 69 (1) Florida, U.S.A. Director Since: April 27, 2011 Independent Principal Competencies: Strategy, Engineering/Environment, Human Resources MEMBER OF (2) ATTENDANCE 2018 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Strategic Planning Committee (Chair) Audit Committee Donations and Sponsorships Committee (3) (7) Environment, Safety & Security Committee Finance Committee Human Resources and Compensation Committee (9) 100% 100% 100% 100% 100% 100% 100% Casella Waste Systems, Inc. (Lead Director) Clean Energy Fuels Corp. (2015-present) (2011-present) SECURITIES HELD Value at risk C$3,796,816 (4) Common Shares Owned or Controlled (5) February 2019 February 2018 33,315 30,927 Mr. Pace became Chair of the Board of Directors of CN in 2014 and is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate development and environmental services). He began his professional career practicing law in Halifax. In 1981, he accepted an appointment to act as the Atlantic Advisor to the Prime Minister of Canada, the Right Honorable Pierre Elliott Trudeau, in Ottawa. In addition to serving on the public boards mentioned in the following table, Mr. Pace is Chairman of the Walter Gordon Foundation, a director of the Atlantic Salmon Federation and former director of the Asia Pacific Foundation. Mr. Pace holds an MBA and an LL.B from Dalhousie University and holds an Honorary Doctor of Commerce Degree from Saint Mary’s University. He was appointed a Member of the Order of Canada in 2016. Mr. Pace has also completed Corporate Director education programs at both Harvard and Chicago Business Schools. Robert Pace, D. COMM., C.M. Chair of the Board, CN President & CEO, The Pace Group Age: 64 (1) Nova Scotia, Canada Director Since: October 25, 1994 Independent Principal Competencies: Human Resources, Transport Industry/Safety, Strategy MEMBER OF (2) ATTENDANCE 2018 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board (Chair) Donations and Sponsorships Committee (Chair) (3) Corporate Governance and Nominating Committee Environment, Safety & Security Committee Strategic Planning Committee 100% 100% 100% 100% 100% High Liner Foods Incorporated Hydro One Inc. (1998-present) (2007-2014) SECURITIES HELD Value at risk C$38,008,681 (4) Common Shares Owned or Controlled (5) February 2019 February 2018 333,351 326,722 14 NOMINEES FOR ELECTION TO THE BOARD CN MANAGEMENT INFORMATION CIRCULAR 20 19 2018 VOTES IN FAVOUR 96.82% 2018 VOTES IN FAVOUR 99.51%

Robert L. Phillips
President,
R.L. Phillips Investments Inc.
Age: 68[1]
British Columbia, Canada
Director Since:
April 23, 2014
Independent
Principal Competencies:
Transport Industry/Safety,
Strategy,
Sales/Marketing

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen's Counsel in Alberta in 1991. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017.

Mr. Phillips serves on the public boards mentioned in the following table.

Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

MEMBER OF[2]	ATTENDANCE 2018
Board	100%
Finance Committee (Chair)[8]	100%
Audit Committee[9]	100%
Corporate Governance and Nominating Committee	100%
Environment, Safety & Security Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%
2018 VOTES IN FAVOUR	**98.21%**

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Maxar Technologies Inc.	(2019-present)
West Fraser Timber Co. Ltd. (Lead Director)	(2005-present)
Canadian Western Bank (Chair)	(2001-present)
Maxar Technologies Ltd (formerly MacDonald Dettwiler & Associates Ltd.) (Chairman)	(2003-2018)
Precision Drilling Corporation	(2004-2017)
Epcor Utilities Inc.	(2000-2014)
Axia NetMedia Corporation	(2005-2014)

SECURITIES HELD	
Value at risk	C$3,284,574[4]
Common Shares Owned or Controlled[5]	
February 2019	28,807
February 2018	26,122



Jean-Jacques Ruest
President and CEO, CN
Age: 63[1]
Quebec, Canada
Director Since:
July 24, 2018
Non-Independent
Principal Competencies:
Sales/Marketing,
Transport Industry/Safety,
Strategy

Mr. Ruest was appointed President and Chief Executive Officer in July 2018, after having served as Interim President and CEO since March 2018. He was previously Executive Vice-President and Chief Marketing Officer since January 2010, with responsibility for providing the strategic direction and leadership for CN's Sales, Marketing and CN Supply Chain Solutions groups.

Mr. Ruest joined CN in 1996 at the time of the privatization. Prior to this, Mr. Ruest worked for 16 years at a major international chemical company.

Mr. Ruest holds a Masters in Business Administration in Marketing from HEC Montréal (Université de Montréal) and a Bachelor of Science degree in applied chemistry from Université de Sherbrooke. He also completed the executive program of the University of Michigan Business School, and CN's Railroad MBA program.

Over the course of his career, Mr. Ruest has been honoured many times by the business community, notably as 2019 Railroader of the Year and an Inductee to the International Maritime Hall of Fame in 2017.

MEMBER OF[2][6]	ATTENDANCE 2018
Board	100%
Donations and Sponsorships Committee[3]	100%
Strategic Planning Committee	100%
2018 VOTES IN FAVOUR	**N/A**

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Nil

SECURITIES HELD	
Value at risk	C$36,290,400[4]
Common Shares Owned or Controlled[5]	
February 2019	318,281
February 2018	290,432
Stock Options Held[10]	
February 2019	605,559
February 2018	393,506

NOMINEES FOR ELECTION TO THE BOARD

CN MANAGEMENT INFORMATION CIRCULAR 2019
15

Laura Stein
Executive Vice-President – General Counsel & Corporate Affairs, The Clorox Company

Age: 57[1]

California, U.S.A.

Director Since:
April 23, 2014

Independent

Principal Competencies:
Legal,
Engineering/Environment,
Finance/Accounting

Ms. Stein is the Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company (marketer and manufacturer of consumer products) where she serves on the executive committee. From 2000 to 2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong.

Ms. Stein is a former director of Nash Finch Company and serves on the boards of several not-for-profit organizations, including the Pro Bono Institute, the Leadership Council on Legal Diversity and the International Association of Women Judges. Previously, Ms. Stein was chair of the Association of Corporate Counsel, president of the Association of General Counsel, co-chair of the General Counsel Committee of the ABA Business Law Section and a director of the Pittsburgh Ballet Theater.

Ms. Stein has received the Margaret Brent Award, the American Bar Association's highest award for women lawyers; the Sandra Day O'Connor Board Excellence Award; and the Corporate Board Member America's Top General Counsel Recognition Award.

Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned undergraduate and master's degrees.

MEMBER OF[2]	ATTENDANCE 2018
Board	100%
Environment, Safety & Security Committee (Chair)[8]	100%
Audit Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%
2018 VOTES IN FAVOUR	**99.13%**

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Franklin Resources, Inc.	(2005-present)

SECURITIES HELD	
Value at risk	C$2,804,618[4]
Common Shares Owned or Controlled[5]	
February 2019	24,609
February 2018	20,568

(1) The age of the directors is provided as at April 30, 2019, the date of the Meeting.

(2) For a detailed review of the 2018 Board and committee attendance by directors, please refer to the Attendance Table found in the "Statement of Corporate Governance Practices" section of this Information Circular.

(3) The Donations and Sponsorships Committee and the Pension and Investment Committee are mixed committees composed of both members of the Board of Directors, as well as officers of the Company.

(4) The Value at Risk for non-executive directors represents the total value of common shares and Deferred Share Units ("DSUs") under the Deferred Share Unit Plan for Directors ("DSU Plan"), which total value is based on the February 27, 2019, closing price of the common shares on the Toronto Stock Exchange (C$114.02) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O'Connor and Laura Stein, the closing price of the common shares on the New York Stock Exchange (U.S.$86.70) converted in Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.3145) on the same date.

(5) The information regarding common shares beneficially owned, controlled or directed directly or indirectly, has been furnished by the respective nominees individually and includes DSUs for non-executive directors. For further information on the DSU Plan, please see the "Board of Directors Compensation" section of this Information Circular. In the case of Jean-Jacques Ruest, common shares owned or controlled includes DSUs under the Company's Voluntary Incentive Deferral Plan ("VIDP"), but does not include common shares under stock options. For further details on the VIDP, please see the "Statement of Executive Compensation" section of this Information Circular.

(6) Jean-Jacques Ruest was appointed President and Chief Executive Officer of CN on July 24, 2018, after having served as Interim President and Chief Executive Officer as of March 2018. He was also appointed as a member of the Board of Directors of the Company on July 24, 2018. Mr. Ruest's attendance at Board and Committee meetings includes his presence as Interim President and Chief Executive Office.

(7) Became a member of the Committee on April 24, 2018.

(8) Became Chair of the Committee on April 24, 2018.

(9) Stepped down from the Committee on April 24, 2018.

(10) The information regarding stock options comprises the stock options granted to Mr. Ruest under the Management Long-Term Incentive Plan. For further details on the plan, please see the "Statement of Executive Compensation" section of this Information Circular.

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i) Ms. Kempston Darkes, a director of the Company, was an officer of GM when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009, in a reorganization in which a new entity acquired GM's most valuable assets. Ms. Kempston Darkes retired as a GM officer on December 1, 2009;

(ii) Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin resigned as a director of AbitibiBowater Inc. on January 22, 2009; and

(iii) Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly, Excellium Inc.) ("XL-ID") from July 23, 2013 to August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the Superior Court of Quebec approving the proposal approved by its creditors.

NOMINEES FOR ELECTION TO THE BOARD

CN MANAGEMENT INFORMATION CIRCULAR 2019
16

Board of Directors Compensation CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States and the Company’s need to attract and retain directors with experience in doing business in the United States, the compensation of the non-executive directors of the Company is designed to be comparable to that of large U.S.-based companies. The Board sets the compensation of non-executive directors based on the Corporate Governance and Nominating Committee’s recommendations. This Committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Company or of any of its affiliates, does not receive any compensation as a director. The Corporate Governance and Nominating Committee retained the services of Willis Towers Watson in late 2014 to provide expertise and advice on a compensation market review for the non-executive directors. For this study, the Committee mandated Willis Towers Watson to assist in the determination of the appropriate comparator groups for CN non-executive directors, review the level and form of directors’ compensation for the comparator groups, and review the trends in level and form of director compensation in Canada and the U.S. Following such review of the compensation arrangements for non-executive directors, the Board, upon the advice of the Corporate Governance and Nominating Committee, approved revisions to non-executive directors’ compensation, which became effective on January 1, 2015, and consisted of an all-inclusive annual retainer structure comprising both a cash and an equity component. Board and committee meeting attendance fees, as well as travel attendance fees were eliminated and the flat-fee compensation structure now applies regardless of the number of meetings attended by directors. The new compensation structure was reviewed thereafter annually and has remained unchanged. The flat-fee approach was found to be consistent with the compensation trends of the comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer. Following a review by the Corporate Governance and Nominating Committee and the Board, the compensation was considered to remain appropriate for the 2019 year. Comparator Groups In late 2014, Willis Towers Watson compared CN’s non-executive directors compensation against three separate comparator groups: (i) selected Class I Railroads (see table opposite) composed of the same companies used for benchmarking the NEOs’ compensation, given CN is one of the Class I Railroads; (ii) a Canadian peer group of companies (see table opposite) with comparable size to CN in terms of revenues and market capitalization, given CN is a Canadian company competing to attract and retain Canadian directors; and (iii) the U.S. companies comprised of the Standard and Poor’s 500 Index, given CN’s extensive network in the U.S. and its need to attract and retain U.S. -based directors. Willis Towers Watson indicated that CN’s compensation for non-executive directors was well-aligned with the upper end of each of these comparator groups. In late 2018, a market review of the compensation of CN’s non-executive directors carried out with the assistance of an external firm confirmed that compensation remained well-aligned with the upper end of each of these comparator groups. . Selected Class I Railroads Union Pacific Corporation (U.S.) Norfolk Southern Corporation (U.S.) Canadian Pacific Railway Ltd. (CDN.) CSX Corporation (U.S.) Canadian Peer Group of Companies Agrium Inc. Chemicals Air Canada Airlines Bank of Montreal Banks Barrick Gold Corporation Metals & Mining BCE Inc. Diversified Telecommunication Bombardier Inc. Aerospace & Defense Canadian Imperial Bank of Commerce Banks of Commerce Canadian Natural Resources Ltd. Oil, Gas and Consumable Fuels Canadian Pacific Railway Ltd. Road & Rail Canadian Tire Corporation Multiline Retail Cenovus Energy Inc. Oil, Gas and Consumable Fuels CGI Inc. IT services Manulife Financial Insurance Corporation Potash Corporation of Saskatchewan Chemicals Rogers Communications Inc. Diversified Telecommunication Sun Life Financial Inc. Insurance Suncor Energy Inc. Oil, Gas and Consumable Fuels Teck Resources Ltd. Metals & Mining Telus Corporation Diversified Telecommunication Thomson Reuters Corporation Media TransCanada Corporation Oil, Gas and Consumable Fuels 17 CN MANAGEMENT INFORMATION CIRCULAR 20 19 BOARD OF DIRECTORS COMPENSATION

Compensation Levels The following table shows the compensation levels for CN’s non-executive directors during 2018. The Corporate Governance and Nominating Committee reviewed the compensation levels for CN’s non-executive directors in 2018 and in light of the flat fee compensation structure, resolved that such compensation levels remain unchanged for 2019. Directors’ compensation levels have therefore remained the same since 2015. FEES (U.S.$) TYPE OF FEE (1) 2018 Board Chair Cash Retainer (2) Board Chair Share Grant Retainer (2) Director Cash Retainer Director Share Grant Retainer Committee Chair Cash Retainers (3) Audit and HRC Committees Chairs Other Committees Chairs C ommittee Member Cash Retainer 175,000 375,000 35,000 200,000 (1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market. The Board Chair receives no additional director retainer nor committee chair or committee member retainer. Committee chairs receive no additional committee chair or committee member retainer. 75,000 65,000 55,000 (2) (3) Compensation Table in Canadian Dollars (1) The table below reflects in detail the compensation earned by the Company’s non-executive directors, expressed in Canadian dollars, in the 12-month period ended December 31, 2018, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the “CSA”). Directors’ compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information, and the Compensation Table in U.S. dollars. Fees Earned (Canadian $) PERCENTAGE OF TOTAL FEES RECEIVED IN COMMON DIRECTOR AND COMMITTEE CHAIR & BOARD CHAIR CASH RETAINER COMMITTEE MEMBER TOTAL CASH RETAINERS (3) SHARE-BASED AWARDS (4) ALL OTHER COMPENSATION TOTAL COMPENSATION SHARES AND/ OR DSUs (6) NAME OF DIRECTOR CASH RETAINER (2) Shauneen Bruder 43,131 67,777 110,908 246,460 357,368 100% Donald J. Carty 43,131 92,423 135,554 246,460 382,014 100% Ambassador Gordon D. Giffin 45,350 79,902 125,252 246,460 371,712 66% Julie Godin 43,131 67,777 110,908 246,460 357,368 100% Edith E. Holiday 45,350 84,221 129,571 246,460 376,031 66% V. Maureen Kempston Darkes 45,350 75,583 120,933 246,460 367,393 67% The Hon. Denis Losier 45,350 84,221 129,571 246,460 376,031 66% The Hon. Kevin G. Lynch 43,131 88,616 131,747 246,460 378,207 100% James E. O’Connor 45,350 84,221 129,571 246,460 376,031 66% Robert Pace 226,748 - 226,748 462,113 1,686 (5) 690,547 67% Robert L. Phillips 45,350 79,902 125,252 246,460 371,712 66% Laura Stein 43,131 76,293 119,424 246,460 365,884 100% TOTAL 714,503 880,936 1,595,439 3,173,173 1,686 4,770,298 79% (1) All directors earned compensation in U.S. dollars. The directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs, and may also choose to receive their common share grant retainer in DSUs. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2018 (U.S.$1.00 = C$1.2957). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the rate of exchange of the Bank of Canada (U.S.$1.00 = C$1.2323), on the purchase day (January 25, 2018). Director compensation was adjusted as a result of changes in committee membership. Compensation awarded to Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, The Hon. Kevin G. Lynch, Robert L. Phillips and Laura Stein was pro-rated for any period during which the director served, or ceased to serve, as committee chair or upon changing committee chair compensation level. The following directors elected to receive cash retainers in common shares or DSUs with respect to the amounts set forth beside their names: Shauneen Bruder (C$110,908), Donald J. Carty (C$135,554), Julie Godin (C$110,908), the Hon. Kevin G. Lynch (C$131,747), and Laura Stein (C$119,424). Represents a common share grant valued at U.S.$200,000 received by each non-executive director as part of the director retainer and U.S.$375,000 for the Board Chair as part of the Board Chair retainer. See Note 1 for currency conversion information. Includes the value of insurance premiums for 2018 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for 2018 for such benefits was C$1,686. This percentage is calculated by dividing the aggregate of the cash retainers elected by non-executive directors to be received in common shares or DSUs described in notes (1) and (3) above and the value provided under the share-based awards column, by the value provided under the total compensation column. (2) (3) (4) (5) (6) 18 BOARD OF DIRECTORS COMPENSATION CN MANAGEMENT INFORMATION CIRCULAR 20 19

Compensation Table in U.S. Dollars

The table below reflects in detail the compensation earned by the Company's non-executive directors in U.S. dollars in the 12-month period ended December 31, 2018.

Fees Earned (U.S.$)

NAME OF DIRECTOR	DIRECTOR AND BOARD CHAIR CASH RETAINER	COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER[2]	TOTAL CASH RETAINERS	SHARE BASED AWARDS	TOTAL
Shauneen Bruder	35,000	55,000	90,000	200,000	290,000
Donald J. Carty	35,000	75,000	110,000	200,000	310,000
Ambassador Gordon D. Giffin	35,000	61,667	96,667	200,000	296,667
Julie Godin	35,000	55,000	90,000	200,000	290,000
Edith E. Holiday	35,000	65,000	100,000	200,000	300,000
V. Maureen Kempston Darkes	35,000	58,332	93,332	200,000	293,332
The Hon. Denis Losier	35,000	65,000	100,000	200,000	300,000
The Hon. Kevin G. Lynch	35,000	71,667	106,667	200,000	306,667
James E. O'Connor	35,000	65,000	100,000	200,000	300,000
Robert Pace	175,000	–	175,000	375,000	550,000[1]
Robert L. Phillips	35,000	61,667	96,667	200,000	296,667
Laura Stein	35,000	61,667	96,667	200,000	296,667
TOTAL	**560,000**	**695,000**	**1,255,000**	**2,575,000**	**3,830,000**

(1) Excludes the value of insurance premiums for 2018 for North American emergency protection outside Mr. Pace's province of residence. The annual cost to the Company for such benefits for 2018 was C$1,686.

(2) Director compensation was adjusted as a result of changes in committee membership. Compensation awarded to Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, The Hon. Kevin G. Lynch, Robert L. Phillips and Laura Stein was pro-rated for any period during which the director served, or ceased to serve, as committee chair or upon changing committee chair compensation level.

Share Ownership

The directors of the Company play a central role in enhancing shareholder value and each has a substantial investment in the Company. The Board revised the share ownership guidelines for non-executive directors in the fall of 2018. Effective January 1, 2019, each non-executive director should own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, ("CN Securities") with a value of the Canadian dollar equivalent of five times the aggregate of the annual director retainer (which includes cash and the value of any grant of CN Securities and in the case of the Board Chair, the aggregate of the annual Board Chair retainer in cash and the value of any grant of CN Securities) (the "Minimum Shareholding Requirement"). Each non-executive director is required to continue to hold such value throughout his or her tenure as a director and continue to hold 50% of the Minimum Shareholding Requirement for a period of two years after the director leaves the Board. In addition, the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director's tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding.

Directors are required to own, within 5 years of joining the Board, CN shares worth 5 times their annual retainer requirements.

Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities.

Directors' ownership requirement for two years beyond board tenure aligns with longer-term stewardship.

Approximately 79% of the total annual compensation of the non-executive directors for 2018 was in the form of CN Securities. The average value of CN Securities owned by non-executive directors is approximately C$12 million (based on the February 27, 2019 closing price of the common shares of the Company on the TSX (C$114.02), or the New York Stock Exchange ("NYSE") (U.S.$86.70) for U.S. directors).

02 BOARD OF DIRECTORS COMPENSATION

CN MANAGEMENT INFORMATION CIRCULAR 2019
19

Share Ownership Table

The following table provides information on the number and the value of common shares and DSUs owned by each nominee for election to the Board of Directors as at February 27, 2019, and the Minimum Shareholding Requirement status.

(Values Expressed in Canadian $)

NAME OF DIRECTOR	YEAR[1]	NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF COMMON SHARES (VALUE AT RISK)[2]	NUMBER OF DSUs HELD[3]	TOTAL VALUE OF DSUs (VALUE AT RISK)[2]	TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DSUs[3]	TOTAL VALUE OF COMMON SHARES AND DSUs (VALUE AT RISK)[2]	GUIDELINE MET/ INVESTMENT REQUIRED TO MEET GUIDELINE	VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT
Shauneen Bruder	2019	–		9,873		9,873			
	2018	–	–	6,290	1,125,719	6,290	1,125,719	418,819	–
	Variation	–		3,583		3,583			
Donald J. Carty	2019	81,476		20,382		101,858			
	2018	77,759	9,285,588	20,029	2,322,878	97,788	11,608,466	✓	8
	Variation	3,717		353		4,070			
Ambassador Gordon D. Giffin	2019	50,367		51,708		102,075			
	2018	48,571	5,740,183	50,224	5,893,013	98,795	11,633,197	✓	8
	Variation	1,796		1,484		3,280			
Julie Godin	2019	–		9,873		9,873			
	2018	–	–	6,290	1,125,719	6,290	1,125,719	418,819	–
	Variation	–		3,583		3,583			
Edith E. Holiday	2019	71,886		37,180		109,066			
	2018	69,497	8,192,643	36,536	4,237,299	106,033	12,429,941	✓	8
	Variation	2,389		644		3,033			
V. Maureen Kempston Darkes	2019	138,262		55,747		194,009			
	2018	136,028	15,764,633	54,781	6,356,273	190,809	22,120,906	✓	14
	Variation	2,234		966		3,200			
The Hon. Denis Losier	2019	172,254		123,542		295,796			
	2018	172,254	19,640,401	119,047	14,086,259	291,301	33,726,660	✓	22
	Variation	–		4,495		4,495			
The Hon. Kevin G. Lynch	2019	–		25,484		25,484			
	2018	–	–	21,312	2,905,686	21,312	2,905,686	✓	2
	Variation	–		4,172		4,172			
James E. O'Connor	2019	33,315		–		33,315			
	2018	30,927	3,796,816	–	–	30,927	3,796,816	✓	2
	Variation	2,388		–		2,388			
Robert Pace	2019	205,457		127,894		333,351			
	2018	205,457	23,426,207	121,265	14,582,474	326,722	38,008,681	✓	11
	Variation	–		6,629		6,629			
Robert L. Phillips	2019	9,625		19,182		28,807			
	2018	9,625	1,097,443	16,497	2,187,132	26,122	3,284,574	✓	2
	Variation	–		2,685		2,685			
Jean-Jacques Ruest	2019	149,034		169,247		318,281			
	2018	124,113	16,992,857	166,319	19,297,543	290,432	36,290,400	✓	Note 4
	Variation	24,921		2,928		27,849			
Laura Stein	2019	–		24,609		24,609			
	2018	–	–	20,568	2,804,618	20,568	2,804,618	✓	2
	Variation	–		4,041		4,041			

(1) The number of common shares and DSUs held by each director is set out as at February 27, 2019, and for 2018, is set out as at February 26, 2018.

(2) The total value is based on the February 27, 2019 closing price of the common shares on the TSX (C$114.02) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O'Connor and Laura Stein, the NYSE (U.S.$ 86.70) converted into Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.3145) on the same date.

(3) Includes DSUs elected as part of directors' 2019 compensation and DSUs under the Company's VIDP held by Jean-Jacques Ruest.

(4) For a discussion on Jean-Jacques Ruest's shareholding requirements, please see the section on "Stock Ownership" on page 48 of this Information Circular.

BOARD OF DIRECTORS COMPENSATION

CN MANAGEMENT INFORMATION CIRCULAR 2019
20

Directors’ Deferred Share Unit Plan Subject to the Minimum Shareholding Requirement, non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents. Each non-executive director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each non-executive director’s account is calculated by dividing the amount elected to be received in DSUs by the common share price on the day the credit is made. Participants in the DSU Plan are credited additional notional DSUs that are equivalent to the dividends declared on the Company’s common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director’s account on each dividend payment date. When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the non-executive director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN. 21 CN MANAGEMENT INFORMATION CIRCULAR 20 19 BOARD OF DIRECTORS COMPENSATION

Statement of Corporate Governance Practices General We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on December 8, 2018. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Code of Business Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. CN’s Code of Business Conduct clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Corporate Governance and Nominating Committee and the Board of Directors review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, Responsibly/Governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors. As a Canadian reporting issuer with securities listed on the TSX and the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the SEC. We are exempted from CN’s Corporate Governance Manual is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. The Corporate Governance and Nominating Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code of Business Conduct within the organization and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the Corporate Governance and Nominating Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule A to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. The Code of Business Conduct is regularly reviewed to ensure it reflects those core values and remains consistent with industry trends and standards. Each director, executive officer and management employee must certify annually his or her compliance with the Code of Business Conduct and employees are required to complete an on-line training course on the Code of Business Conduct. To further strengthen our core values of integrity and respect, a live training course on Doing the Right Thing was provided to all managers in 2017. This training reflected the importance of protecting CN’s reputation, understanding what Doing the Right Thing means and how to identify and avoid potential conflict of interest situations. This training is also part of every new employee’s onboarding program. complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/ Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”). The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule A to this Information Circular. The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee. 22 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 20 19

As part of such ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to CN; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline. The Code of Business Conduct is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities. Independent Chair of the Board The Company’s Board has been led by a non-executive Chair since CN became public in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. The Corporate Governance Manual describes the responsibilities of the Chair of the Board. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Mr. Pace, who is the current independent Chair, became Chair of the Board on April 23, 2014. Position Descriptions Our Corporate Governance Manual includes position descriptions for the Board Chair and the Committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company. Committees of the Board Given our size, nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Pension and Investment Committee and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. Each committee reports to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to any committees. A report of each committee’s activities over the past year can be found at Schedule B of this Information Circular. The following is a brief summary of the mandate of each committee of the Board of Directors. Independence of Directors To better align the interests of the Board of Directors with those of our shareholders, with the exception of our President and Chief Executive Officer, all of the nominees for election to the 12 of the 13 nominees for election to the Board of Directors are independent. Board of Directors are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. As shown in the table below, 12 of the 13 nominees for election to the Board of Directors are independent: Audit Committee The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in “Schedule C — Additional Audit Committee Disclosure” and in its charter which is included in our Corporate Governance Manual. The charter of the Audit Committee provides that it must be composed solely of independent directors. As at March 12, 2019, each member of the Audit Committee is independent. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Independence Status of Board of Directors NON-INDEPENDENT AND REASON INDEPENDENT FOR NON-INDEPENDENCE STATUS Shauneen Bruder Donald J. Carty Ambassador Gordon D. Giffin Julie Godin Edith E. Holiday V. Maureen Kempston Darkes The Hon. Denis Losier The Hon. Kevin G. Lynch James E. O’Connor Robert Pace Robert L. Phillips Laura Stein Jean-Jacques Ruest, President and CEO, CN 23 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Finance Committee The Finance Committee has the responsibility of overseeing the Company’s financial policies, and authorizing, approving and recommending financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, dividend policy, share repurchase program, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or other forms of financing, and makes recommendations to the Board thereon. The responsibilities, powers and operation of the Finance Committee are further described in its charter which is included in our Corporate Governance Manual. Environment, Safety and Security Committee The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in its charter which is included in our Corporate Governance Manual. Strategic Planning Committee The Strategic Planning Committee, which is composed of all of the members of the Board of Directors, focuses on financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in its charter which is included in our Corporate Governance Manual. Corporate Governance and Nominating Committee The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in its charter which is included in our Corporate Governance Manual. The charter of the Corporate Governance and Nominating Committee provides that it must be composed solely of independent directors. As at March 12, 2019, each member of the Corporate Governance and Nominating Committee is independent. Human Resources and Compensation Committee The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment, compensation and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation — Human Resources and Compensation Committee” on page 37 of this Information Circular and in its charter which is included in our Corporate Governance Manual. The charter of the Human Resources and Compensation Committee provides that it must be composed solely of independent directors. As at March 12, 2019, each member of the Human Resources and Compensation Committee is independent. The Board has adopted a policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and Chief Executive Officer of the Company shall be excluded from the Committee member selection process. Reference is also made to the subsection entitled “Statement of Executive Compensation — Human Resources and Compensation Committee — Independent Advice” on page 38 of this Information Circular for disclosure in respect of the executive compensation consultant. Pension and Investment Committee The Pension and Investment Committee, which is a mixed committee composed of directors and officers, has historically had the responsibility, amongst other things, of reviewing the activities of the CN Investment Division (“CNID”), reviewing and approving CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. At the end of 2017, the Board approved changes to the pension governance structure to further enhance the existing focus on both pension assets and liabilities, by establishing a more formal information sharing mechanism between CNID and CN management and by enhancing Board coordination and oversight over pension liability issues. The Committee was renamed the “Pension and Investment Committee” (formerly known as the Investment Committee of CN’s Pension Trust Funds) and its mandate was enhanced by including the review of pension-related matters more broadly. While current responsibilities were retained, the Pension and Investment Committee is now informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The change was intended to reinforce an integrated approach to pension management with a focus on the funded status of CN’s defined benefit plans and associated risks. The responsibilities, powers and operation of the Pension and Investment Committee are further described in its charter which is included in our Corporate Governance Manual. Donations and Sponsorships Committee The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in its charter which is included in our Corporate Governance Manual. 24 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 20 19

Risk Management Oversight At CN, the Board is entrusted with the responsibility to oversee that management identifies and evaluates the significant business risks that the Company is exposed to and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board achieves this risk oversight through strategic overviews of significant risks and issues, and business updates with the President and Chief Executive Officer, and executives. The overviews may cover among others, risks related to: • general economic conditions; • foreign currency; • capital investments; • information technology and cybersecurity; • environment; • existing operations, such as labour disputes; and • developments in regulations: tax legislation and safety regulations. Company officers provide, to the Board or one of its committees, regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. The risk oversight responsibility is shared between the Board and its committees. The Board delegates responsibility for oversight of certain risk elements to the various committees in order to ensure appropriate expertise, attention and diligence. The Board may use external resources when appropriate to assess enterprise risk and management processes. Risk information is reviewed by the Board and/or committees of the Board throughout the year. Committees and Key Risks Overseen CORPORATE GOVERNANCE & NOMINATING HUMAN RESOURCE & COMPENSATION ENVIRONMENT, SAFETY AND SECURITY STRATEGIC PLANNING PENSION & INVESTMENT AUDIT FINANCE Financial Taxation Business Interruption Information and Operational Technology Security Cybersecurity ERM Framework (Program) Compliance with Laws and Regulations Credit Commodity Price Interest Rate Foreign Currency Liquidity Pension Funding Compliance and Ethics Compliance with Governance rules Human Capital Compensation Succession Planning Employee Benefit Obligations Pension Plan Health & Safety – Injury and Accident Security Regulatory Environmental Economic Market Competitive Regulatory Pension Investment Pension Plan The Audit Committee is responsible for ensuring that appropriate risk management processes are in place across the organization. It considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. As part of its risk oversight activities, the Audit Committee ensures that significant risks identified are referred to a Board committee or the Board, as appropriate. Specifically, the Audit Committee reviews the Company’s risk assessment, including risk oversight and risk management policies under the Enterprise Risk Management (“ERM”) program. Management undertakes an enterprise-wide process to identify, classify, assess and report on CN’s significant risks and mitigation strategies. The ERM program provides a common risk management framework/ environment to identify, assess, monitor, and mitigate key business risks. Management provides to the Audit Committee an annual ERM update. Risks are given a rating based on an assessment of inherent risk, after considering mitigating processes and controls in place. Each risk is assigned to members of senior management who develop and implement controls to mitigate the risks. In addition, the Audit Committee requests that an independent review of the mitigating controls be performed on the identified risks on a rotational basis. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2018 Annual Report, available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. 25 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board and Committee Meetings Process The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, of 2018 are set out in the section entitled “Statement of Corporate Governance Practices — Board and Committee Attendance” of this Information Circular. Communication regularly takes place between the Board Chair and the Company’s executives and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities. the Corporate Secretary, in collaboration with the Board and committee chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to Independent members of the Board hold in camera meetings at or after every regular in-person meeting of the Board. In Camera Meetings The independent Board members meet at or after every regular in-person meeting of the Board of Directors during in camera sessions, without the presence of management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2018, there were 11 in camera sessions that were attended exclusively by non-executive directors. plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course Board and Committee Attendance The following tables show the record of attendance for each current director at meetings of the Board and its committees, of which they were members, as well as the number of Board and Board committee meetings held during the 12-month period that ended on December 31, 2018. Attendance and Meetings Held Table NUMBER AND % OF MEETINGS ATTENDED IN 2018 HUMAN RESOURCES CORPORATE DONATIONS ENVIRON-GOVERNANCE AND SPONSOR-MENT, SAFETY AND AND COMPENSA-PENSION AND OVERALL ATTENDANCE/ MEETINGS HELD AND STRATEGIC AUDIT COMMITTEE NOMINATING SHIPS COMMITTEE SECURITY COMMITTEE FINANCE COMMITTEE(1) TION COMMITTEE (1) INVESTMENT PLANNING COMMITTEE COMMITTEES (TOTAL) NAME OF DIRECTOR BOARD COMMITTEE COMMITTEE 11/11 (100%) 3/3 7/7 6/6 5/5 3/3 24/24 (100%) 35/35 (100%) Shauneen Bruder 11/11 (100%) 6/6 (Chair) 2/2 (5) 4/4 6/6 3/3 (3) 3/3 24/24 (100%) 35/35 (100%) Donald J. Carty 11/11 (100%) 2/2 (3) 1/1 (5) 2/2 (3) 2/2 (5) 5/5 3/3 15/15 (100%) 26/26 (100%) Ambassador Gordon D. Giffin 10/11 (91%) 4/4 4/4 7/7 6/6 3/3 24/24 (100%) 34/35 (97%) Julie Godin 11/11 (100%) 6/6 7/7 2/2 (5) 5/5 (Chair) 3/3 23/23 (100%) 34/34 (100%) Edith E. Holiday 11/11 (100%) 6/6 4/4 2/2 (5) 7/7 3/3 (3) 3/3 25/25 (100%) 36/36 (100%) V. Maureen Kempston Darkes 11/11 (100%) 4/4 (Chair) 3/3 2/2 (5) 4/5 3/3 16/17 (94%) 27/28 (96%) The Hon. Denis Losier 11/11 (100%) 3/3 (3) 4/4 3/3 (5) 6/6 (4) (Chair) 5/5 3/3 24/24 (100%) 35/35 (100%) The Hon. Kevin G. Lynch 11/11 (100%) 6/6 2/2 (3) 4/4 7/7 2/2 (5) 3/3 (Chair) 24/24 (100%) 35/35 (100%) James E. O’Connor 11/11 (100%) (Chair) 4/4 3/3 (4) (Chair) 4/4 3/3 14/14 (100%) 25/25 (100%) Robert Pace 11/11 (100%) 3/3 (5) 4/4 4/4 4/4 (4) (Chair) 6/6 3/3 24/24 (100%) 35/35 (100%) Robert L. Phillips 8/8 (100%) 1/1 3/3 4/4 (100%) 12/12 (100%) Jean-Jacques Ruest (2) 11/11 (100%) 6/6 4/4 (4) (Chair) 7/7 6/6 3/3 26/26 (100%) 37/37 (100%) Laura Stein 11 6 4 3 4 7 6 5 3 38 49 NUMBER OF MEETINGS HELD (1) In addition to committee members, all non-executive board members were invited to attend the meetings of the Human Resources and Compensation Committee held in January, July, August and December, and meetings of the Finance Committee held in July, September and October. Jean-Jacques Ruest was appointed President and Chief Executive Officer of CN on July 24, 2018, after having served as Interim President and Chief Executive Officer since March 2018. He was also appointed as a member of the Board of Directors of the Company on July 24, 2018. Mr. Ruest’s attendance at Board and Committee meetings includes his presence as Interim President and Chief Executive Officer. Became a member of the Committee on April 24, 2018. Became Chair of the Committee on April 24, 2018. Stepped down from the Committee on April 24, 2018. (2) (3) (4) (5) 26 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 20 19

Director Selection Review of Credentials In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and Board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee monitors and is constantly on the lookout for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors. Competency Matrix The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. The last few years, the Corporate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of CN’s competency matrix is based on areas of knowledge, expertise, diversity, age, gender and geography, and identifies any gaps to be addressed in the nomination process. upcoming director retirements and on expanding and completing the Board’s overall expertise in certain areas and diversity. The Board Chair and the Corporate Governance and Nominating Committee continue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the Corporate Governance and Nominating Committee. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise, gender, age and geographical representation, and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also gives careful consideration to factors such as age, diversity (including gender), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as their independence, qualifications, financial acumen, business judgment and board dynamics. This competency matrix is reviewed regularly by the Board Chair with Board members, and is updated as may be required. The Corporate Governance and Nominating Committee regularly reviews its competency matrix with a view of expanding the Board’s overall experience and expertise and filling any gaps so that the needs of the Board are met. The Corporate Governance and Nominating Committee and the Board have approved the matrix set out on page 28 of this Information Circular. In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. Prior to nominating a new director for election or appointment, the Board Chair and the President and Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors. 27 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table identifies the competencies of each nominee for election to the Board of Directors, together with their gender, age range, tenure at CN, and residency. Description of Competencies • Sales/Marketing: Experience as a senior executive in a product, service or distribution company; experience in supply chain management and strong knowledge of CN’s markets, customers and strategy. Finance/Accounting: Experience in corporate finance, overseeing complex financial transactions, investment management; experience in financial accounting and reporting, auditing, and internal controls. Legal: Experience as a senior practicing lawyer either in private practice or the legal department of a major public entity. Strategy: Experience in strategic planning and leading growth for a major public entity. Human Resources: Experience in oversight of compensation programs, particularly compensation programs for executive level employees and incentive based compensation programs; experience with talent management, succession planning, leadership development and executive recruitment. Engineering/Environment: Thorough understanding of the operations of the transportation industry (particularly the rail industry), environmental issues and transportation industry regulations. Transport Industry/ Safety: Knowledge and experience in the transportation industry, including strategic context and business and safety issues facing the transportation industry. Public Policy: Experience in, or a strong understanding of, the workings of government and public policy in Canada and the United States. • • • • • • • Board Diversity In an increasingly complex global marketplace, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, director and • unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in finance, strategy, environment, marketing, customer relations, technology, safety, mentoring and employee relations in a world of diverse customers and workforces; • the potential for richer discussion and debate at the executive and board level (and at other levels of management) that may ultimately increase effectiveness in decision-making and advising functions; • executive and leadership teams and boards with diverse backgrounds increase the likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and • signaling CN’s values to various stakeholders, including employees at all levels, shareholders, customers, communities, regulators and other government officials, and the public. The Corporate Governance and Nominating Committee has developed a set of criteria for Board membership that strives to attain a diversity of background and skills for the Board. CN believes that a diverse board has the potential for richer discussion and debate that may increase effectiveness in decision-making and advising functions. nominee diversity helps to ensure that a wide-variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced, inclusive and comprehensive. The Board believes that diversity is an important attribute of a well-functioning board. In selecting qualified candidates to serve as directors of the Company, a wide-range of aspects of diversity are considered, including gender, race, ethnicity, culture, age, and geography and measures ensuring that the Board, as a whole, reflects a range of viewpoints, backgrounds, skills, experience and expertise. CN believes that diversity, including gender diversity, at the board and executive officer levels of corporate leadership (and at all levels of the Company), can provide a number of potential benefits, including: • access to a significant part of the potential relevant talent pool that can contribute to and lead in a variety of technical and other functional areas; 28 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 20 19 NAME OF DIRECTOR COMPETENCIES GENDER AGE RANGE BOARD TENURE REGION SALES / MARKETING FINANCE / ACCOUNTING LEGAL STRATEGY HUMAN RESOURCES ENGINEERING/ ENVIRONMENT TRANSPORT INDUSTRY/ SAFETY PUBLIC POLICY 59 AND UNDER 60-65 66-75 0-5 YEARS 6-10 YEARS 11 + YEARS EAST WEST SOUTH Shauneen Bruder F Donald J. Carty M Ambassador Gordon D. Giffin M Julie Godin F Edith E. Holiday F V. Maureen Kempston Darkes F The Hon. Denis Losier M The Hon. Kevin G. Lynch M James E. O’Connor M Robert Pace M Robert L. Phillips M Jean-Jacques Ruest M Laura Stein F

In the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee strives for the inclusion of diverse groups, knowledge, and viewpoints. To accomplish this, the Corporate Governance and Nominating Committee has in the past and may again in the future retain an executive search firm to help meet the Board’s diversity objective. In connection with its efforts to create and maintain a diverse Board, the Corporate Governance and Nominating Committee has: • developed recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, non-profit organizations, professions such as accounting, human resources and legal services and trade associations, in addition to the traditional candidate pool of corporate directors and officers; • strived to use CN’s network of organizations and trade groups that may help identify diverse candidates and may rely on executive search firms to identify diversity candidates as well; and • periodically reviewed director recruitment and selection protocols so that diversity remains a component of any director search. Diversity and Senior Management CN recognizes the importance of having a diverse senior management group which offers a depth of perspectives and enhances the Company’s operations. In fulfilling part of its oversight role, the Human Resources and Compensation Committee has reviewed CN’s integrated approach to executive and high-potential talent management and succession planning. The Committee considered processes and practices for leadership development and reviewed the depth of succession pools for senior leadership roles across the Company. In this regard, CN has developed and implemented a number of Company-wide and innovative diversity initiatives relating to women. These initiatives provide training, development and mentorship opportunities to assist women employees at CN to: • understand opportunities for personal and professional growth within the Company; • further develop their confidence in operations; • build strong partnerships with fellow employees and communities where CN has operations; and • gain access to mentoring and networking opportunities. CN is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. By focusing efforts on attracting, recruiting, retaining and promoting the most qualified and talented people, CN will achieve its strategic business objectives. As at December 31, 2018, seven of CN’s 30 executive officers were women, representing 23% of the executive officer population. Women represented 13% of the Executive and Senior Management category. Instead of adopting specific gender diversity targets for senior executive positions, CN has chosen to promote an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement. Board Diversity Policy CN believes that increasing the diversity of the Board to reflect the communities and customers CN serves is essential in maintaining a competitive focus. Increased board diversity can contribute to enhanced performance, ensuring the presence of valuable capabilities that non-diverse boards lack, and changing board dynamics in positive ways such as by enhancing the Board’s ability to handle conflict with a wider variety of viewpoints among directors from more diverse backgrounds. CN also believes that a diverse board signals that diverse perspectives are important to the Company, and that CN is committed to inclusion. Further, as a result of CN’s commitment to diversity, CN has access to a wider pool of talent and a broader mix of leadership skills. On March 10, 2015, the Corporate Governance and Nominating Committee recommended, and the Board approved, a diversity policy for the Board. It provides that the Corporate Governance and Nominating Committee, which is responsible for recommending director nominees to the Board, will consider candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Committee will take into account diversity considerations such as gender, age and ethnicity, with a view of ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Committee will also set measurable objectives for achieving diversity and recommend them to the Board for adoption. Pursuant to the policy, the Board adopted a target of having a minimum representation of one-third of the Board by women by 2017. Beginning in 2017, CN has met this target. Currently five out of 13 (38%) of our Board members and nominees are women. The Board Diversity Policy is available on our website at www.cn.ca, under Delivering Responsibly/Governance. In addition, the Corporate Governance and Nominating Committee considers the level of representation of women on the Board by overseeing the selection process and ensuring that sufficient numbers of women and other diverse candidates are included in the slate of candidates for Board of Directors consideration. In 2017, CN became a signatory to the Catalyst Accord, a call to action to increase the representation of women directors of Financial Post 500 boards to 25% by the end of 2017. CN also became a member of the Canadian Chapter of the 30% Club, an organization with an aspirational objective of having representation by at least 30% women on boards by 2019. Appointments are based on a balance of criteria, including merit, skill, background, experience and competency of the individual at the relevant time. Nonetheless, executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions. With upcoming retirements and development In 2018, for the second year in a row, CN was recognized as one of Canada’s Best Diversity Employers. actions, we continue to have the opportunity to place diverse talent at more senior levels. These actions, in line with our continuing education and training initiatives, create additional opportunities for diversity within our organization. To continue to advance diverse representation, the Company sets annual hiring goals in Canada for women, visible minorities, Aboriginals and persons with disabilities. In the U.S., the Company focuses on minorities, persons with disabilities, women and veterans. Across the Company’s network, 23% of employees within the Executive and Senior Management category were diverse as of December 31, 2018, 33% of all 2018 new hires identified themselves as belonging to one or more of the diverse categories, and 30% of promotions in 2018 were filled by diverse internal candidates. Lastly, as at December 31, 2018, 26% of CN’s employees self-identified as being diverse. The strategy of building a diverse and inclusive workforce involves an integrated approach on sensitizing, recognizing and building awareness on diversity and inclusion in the workplace. To support and sustain these efforts, CN ensures that mandatory and complementary training continues to be an integral part of CN’s Onboarding Program for new supervisors who manage staff. 29 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CN is honoured to be recognized as one of Canada’s Best Diversity Employers and one of Montreal’s Top Employers for a third consecutive year. As well, CN was certified at the bronze level by Progressive Aboriginal Relations, signalling to communities that we are good business partners; great place to work, and are committed to prosperity in Aboriginal communities. Supported by executive management and the Board, these initiatives represent the Board’s and CN’s commitment to diversity and inclusion across the Company. Board Tenure and Term Limits On November 21, 2016, the Board approved an amendment to its Tenure Policy, to the effect that any new individual nominated or elected to the Board of Directors, effective as of April 25, 2017, would be subject to term limits. Effective as of April 25, 2017, new members of the Board of Directors will serve for a maximum term of fourteen (14) years. The Board has also adopted a policy, which is part of CN’s Corporate Governance Manual, to the effect that the Board Chair and the Committee Chair tenure would be subject to term limits. The Board of Directors is of the view Effective as of April 25, 2017, new members of the Board will serve for a maximum term of fourteen (14) years. Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of March 12, 2019, no members of our Board of Directors served together on the boards of other public companies. that CN’s policy on Chair term limits, together with its policy on mandatory retirement age and its new director term limits, establishes a mechanism that ensures Board Chair, committee chair, and director renewal, provides a fresh perspective in the boardroom and improves the Board’s ability to plan its composition over a longer period of time. • Effective as of April 23, 2014, but without regard to past service, CN’s Board Chair may serve for a term of five (5) years, renewable annually for up to a maximum of three (3) more years, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a director of CN at the next annual shareholders’ meeting. The above term(s) for the Board Chair would remain subject to the mandatory retirement age limit of 75 years of age. • Effective as of April 23, 2014, but without regard to past service, committee chairs will serve for a term of three (3) years, renewable for one further two (2) year term, subject to the discretion of the Board of Directors to extend the term, if deemed appropriate. The election or appointment of the CN Board Chair or committee chairs, respectively, is subject to annual review and election/appointment. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. In early 2019, the Corporate Governance and Nominating Committee and the Board, after giving careful consideration to the board composition, including diversity, competencies, experience and performance of current directors, as well as their independence, qualifications, financial acumen, business judgment and board dynamics, unanimously recommended that all current directors stand for election at the 2019 Meeting. Director Emeritus The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Hugh Bolton, Charles Baillie, Edward Lumley and David McLean as Chairman Emeritus, as well as upon the late Purdy Crawford and the late Cedric Ritchie. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. Number of Directorships CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships in total (including CN’s Board and membership on the board of the corporation at which an individual is employed); and • for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships in total (including CN’s Board). Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. The biographies on pages 10 to 16 of this Information Circular identify the other reporting issuers of which each nominee is a director. Retirement from the Board The Board has adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 75th birthday. 30 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 20 19

Board Performance Assessment Process The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps: • The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; • Board Chair evaluation questionnaire; and • Committee Chair evaluation questionnaires. • Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee. • Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the Corporate Governance and Nominating Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. • Reports are then made by the Board Chair, the Corporate Governance and Nominating Committee and Human Resources and Compensation Committee Chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs, and separately to individual directors in respect of their personal performance. • The Board Chair and committee chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees. Peer Assessment and Independent Advisor The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and committee chairs and individual directors. The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. In 2016, an outside consultant was retained to conduct a peer review. The peer evaluation process provided for feedback on the effectiveness of individual directors. Each director was given the opportunity to assess the The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Board and its committees. contribution of each of his or her peers relative to the performance standards for the director position description as set out in CN’s Corporate Governance Manual. The results were compiled and reviewed confidentially by the outside consultant. The Chair then received the results of each director’s peer assessment and met with each director to discuss his or her respective assessment. The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. and committee chairs the overall results 31 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF CORPORATE GOVERNANCE PRACTICES The Board Chair take into consideration and suggestions Reports are made with suggestions to improve effectiveness With completed questionnaires, the Board Chair conducts one-on-one meetings Each questionnaire is sent to every director Questionnaires are prepared

Director Orientation and Continuing Education Orientation Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with the following: a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. In addition, meetings are arranged with new directors and members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, corporate services, marketing, operations, technology, human resources and investor relations. New directors also receive presentations by the Company’s officers on CN’s business and operations, safety, security, sustainability, community outreach initiatives and talent development, amongst others. New directors are also invited to attend the following Company events: • Annual business plan meeting with top 200 employees; • Annual sales meetings; • Industry conferences or CN’s analyst/investor meetings; • Leadership training sessions and dinners with participants; and • Other company events on an ad hoc basis. In addition, new directors are encouraged to visit sites across CN’s network relating to the Company’s operations. These sites include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports and terminals. Continuing Education The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company: • maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education; • encourages and funds the attendance of each director at seminars or conferences of interest and relevance; • encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance; and • at least annually, holds a Board meeting at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company. The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings. In 2018, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, shareholders and shareholder associations, key accounting considerations, financial strategy, risk management and disclosure, and Canadian and U.S. securities law developments. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as diversity, safety, technology and risk mitigation. In addition, in 2018, members of the Board attended courses in subject areas which included effective corporate boards, board structure, processes and composition and participated in discussion panels. Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, CN’s sustainability initiatives, cybersecurity and regulatory matters relevant to the business of the Company. Moreover, the directors have, from time to time, been provided with first-hand opportunities to visit certain sites where CN has made significant investments. They have visited our Information Technology command centre, certain CN main yards such as Kirk Yard and the Elgin, Joliet and Eastern Railway properties in the United States. The Board has also visited CN’s state-of-the-art training centre in Winnipeg, Manitoba and toured a Geometry Test Car. In 2016, the Board visited Two Harbours, Minnesota to tour CN’s iron ore dock operations and the E.H. Gott vessel. The Board of Directors met with the captain and the crew as well as the CN dock and support team in Two Harbors, for an in-depth review of the vessel and dock operations. In 2017, the Board, as part of its stakeholder engagement initiatives, attended community events in Regina, Saskatchewan and Ottawa, Ontario. In 2018, the Board visited the Port of Prince Rupert for a detailed tour of customer operations in Prince Rupert (DP World) and Ridley Island (Ray-Mont Logistics and Ridley Terminals). 32 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 20 19

The following table lists seminars and courses by external providers, as well as dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2018 and early 2019. SUBJECT MATTER/TOPIC PRESENTED PRESENTED/HOSTED BY ATTENDED BY SAFETY Safety Update Mechanical Data Analytics CN Safety & Environment CN Mechanical & Engineering, CN Strategy and Innovation All directors All directors CUSTOMER RELATIONS Operational and Service Excellence Updates on the use of Data Analytics Multimodal Innovation Supply Management Initiatives CN Operations & Marketing CN Strategy & Innovation CN Multimodal CN Procurement and Supply Management All directors All directors All directors All directors INVESTOR RELATIONS Competitive Context CN Investor Relations All directors MARKETING Market Update CN Marketing All directors FINANCE KPMG Training Session External Auditors KPMG, CN Accounting Audit Committee members SUSTAINABILITY Fuel Productivity Workforce Renewal & Talent Value CN Financial Planning CN Human Resources All directors All directors TECHNOLOGY Positive Train Control Updates Enhanced Train Control Update Cybersecurity and Information Technology Technology and Innovation CN Information Technology CN Information Technology CN Information Technology & Supply Management CN Information Technology & Strategy and Innovation All directors All directors All directors All directors LAW & GOVERNMENT AFFAIRS Updates on Canadian and U.S. Regulatory and Political environment Updates on NAFTA/USMCA Leading Governance and Board Diversity Practices CN Corporate Services CN Corporate Development CN Corporate Services All directors All directors All directors Stakeholder and Aboriginal Engagement CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and is a true backbone of the economy. Over the year, we continued to deepen the Company’s sustainability agenda: moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best railroaders, adhering to the highest ethical standards and building safer, stronger communities. In broad terms, the Company continued its stakeholder activities by: • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; • conducting community outreach; • working collaboratively with supply chain partners; • participating in industry associations (Railway Association of Canada; Association of American Railroads); • engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; • strengthening our relationships and improving our communication with customers; • ensuring the opportunity for regular two-way communication with employees; and • taking part in structured community engagement. 33 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF CORPORATE GOVERNANCE PRACTICES For the year 2018, CN received a number of awards and recognition including: • Listed on the CDP Climate Change A List. • Ranked among the best 50 corporate citizens in Canada by Corporate Knights • Listed on the Jantzi Social Index • Listed on FTSE4Good Index • Listed on Canada’s Top 100 Employers • Named to Dow Jones Sustainability World Index for the seventh consecutive year and to the DJSI North American Index for the 10th consecutive year • Visionary Award for Leadership and Governance of a Public Company by the Women Corporate Directors Foundation • Winner of the best sustainability report for 2019 in the Transportation sector by Montréal’s Finance and Sustainability Initiative

The Company is committed to developing respectful and mutually-beneficial relationships with all Aboriginal peoples and does so by: • proactively engaging Aboriginal communities and maintaining open dialogue; • promoting opportunities for Aboriginal peoples to join the Company’s workforce; • supporting Aboriginal Community initiatives and participating in Aboriginal organizations; and • seeking out and encouraging opportunities for Aboriginal business and procurement. In 2015, Canada’s Truth and Reconciliation Commission called on corporations to play a role in reconciliation with Canada’s Aboriginal peoples, including providing education for management and staff on the history of Aboriginal peoples. As part of its Aboriginal Vision, the Company actively encourages employee sensitivity to Aboriginal issues and has provided in-person cultural awareness training since 2015. An eLearning version of the training was launched in early 2017, providing access to a greater number of employees. As at December 31, 2018, more than 2,600 employees have completed the training. In 2018, this training received a President’s Award in the CN Values category, indicating its importance for CN. Also, in 2018, CN was one of the first companies to become a Procurement Champion of the Canadian Council for Aboriginal Business (CCAB) program. In 2018, the CN Law Department was recognized by Thompson Reuters as the recipient of an Innovatio Award in the category of Diversity for all the initiatives in Aboriginal Relations. In September 2018, CN also obtained the Bronze Certification under the Progressive Aboriginal Relations Program of the CCCAB. For more details, please refer to our website at www.cn.ca/aboriginalvision. On the safety front, CN actively engaged communities across its network, meeting with emergency responders and elected officials, providing training and expertise and sharing relevant information on dangerous goods shipments. Throughout 2018, CN also continued its support of hundreds of CN railroaders in the community who are champions in the causes they choose to support. CN granted C$992,414 to support its employees, their families and pensioners in their volunteer efforts. As well, our Investor Relations department actively engages with the broad investment community, including shareholders, analysts, potential investors, as well as shareholder advocacy groups, to provide public information on the Company, as well as to address any specific questions or concerns. We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). Shareholders and other interested parties may also communicate with the Board and its Chair by calling 514-399-6544. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. 34 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 20 19 Examples of the Company’s Aboriginal engagement activities include: • Support of and attendance at the Assembly of First Nations Annual General Assembly and Circle of Trade Tradeshow • Safety presentations made to First Nations • Celebration of National Indigenous Peoples Day • Partnerships with Indspire, Level and United Way, three national organizations aimed at empowering Aboriginal peoples through education • Sponsorship and participation in numerous PowWows to celebrate Aboriginal culture

Statement of Executive Compensation Dear Shareholder: On behalf of the Human Resources and Compensation Committee (“Committee”) and the Board of Directors we welcome this opportunity to share our approach to executive compensation. On July 24, 2018, the Board of Directors appointed Mr. Jean-Jacques Ruest President and Chief Executive Officer of CN, a position he occupied on an interim basis from March 5 to July 23, 2018. The Company moved forward with Mr. Ruest’s vision to develop a supply chain mindset to grow the business organically in key existing markets, while keeping a close eye on acquisition opportunities with a strong focus on services that bring volume directly into our core rail franchise, and leveraging the power of technology in our operation. The Company also continued to instill safety as a core value and acknowledges that people / talent is the catalyst to unlock all things in business. Once again in 2018, the Company’s annual “Say on Pay” advisory vote received strong support with 95.77% of the votes in favour of CN’s disciplined approach to executive compensation, the highest amongst the publicly traded Class I Railroads. CN remains committed to transparency by providing clear and comprehensive disclosure information to its shareholders. On the safety side, the Company continued to focus on becoming the safest railroad in North America with a slightly improved Federal Railroad Administration (“FRA”) injury ratio(1) over 2017. In light, however, of higher volumes, challenging operating conditions and the coming on board of a large number of new railroaders, CN’s FRA accident ratio(2) deteriorated in 2018. CN continues to invest significantly in training, coaching, recognition and employee involvement initiatives, with a focus on safety to reduce injuries. The two CN campuses trained over 10,400 experienced railroaders, new hires and customers over the year 2018. The Company also continued its successful Looking Out for Each Other program, which urges its team members to work together to be vigilant about safety and to speak up if they spot an unsafe situation. Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by our goal to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach by ensuring that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. In addition, short-and long-term incentive plans are structured to align realized pay and shareholder returns through the use of various key performance measures, including the use of Relative Total Shareholder Return (“Relative TSR”) performance measures. Long-term growth and value creation remain central to our pay strategy and targets are set to ensure that our compensation policies do not encourage undue risk-taking on the part of our executives. In some instances, performance measures such as return on invested capital (“ROIC”) are used under both short-and long-term incentive plans to ensure that short-term decisions support long-term performance. CN’s executive compensation program also supports safe and reliable operations, environmentally and socially responsible practices and industry-leading returns. CN’s executive compensation policy positions target total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. Our disciplined approach to compensation continues to ensure sound and performance driven compensation which is reviewed annually by the Committee. The Committee also independently retains the services of Hugessen Consulting, Inc. (“Hugessen”) to provide advice on compensation recommendations that are presented for Committee approval. 2018 Overview Despite a tough first quarter, CN’s financial performance gained momentum throughout the latter three quarters of 2018, and finished strong with C$1.3 billion of revenue growth compared to last year. Diluted earnings per share stood at C$5.87 and adjusted diluted earnings per share increased by 10% to C$5.50 in 2018. (1) The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 – Recent accounting pronouncements to CN’s 2018 Annual Consolidated Financial Statements for additional information. (2) This non-GAAP measure has no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies and as such, should not be considered in isolation. See the section entitled Adjusted performance measures in CN’s Management’s Discussion and Analysis included in the Company’s 2018, 2017 and 2016 Annual Reports for an explanation of this measure and reconciliation to the nearest GAAP measure. Compensation Decisions in 2018 The compensation of our Named Executive Officers (“NEOs”) is paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. denominated compensation of incumbents in equivalent positions within the comparator group. Given that Canadian securities regulations require that the compensation information provided in the Summary Compensation Table and other prescribed tables be stated in Canadian dollars, currency fluctuations impact the year-over-year comparability of compensation levels. The Committee believes that the Company’s comparator groups and the U.S. dollar denominated approach to compensation for the NEOs are appropriate and, combined with an overall disciplined approach, provide a competitive total compensation package. CN continued to invest significantly in its capital program, with an overall investment in 2018 of C$3.5 billion, a record level for the Company, including $1.0 billion on strategic initiatives to increase network capacity in order to accommodate CN’s solid pipeline of growth in diverse markets. These investments allowed CN to move 5% more in terms of revenue ton miles (“RTMs”) versus 2017. The Company maintained its commitment to shareholders by returning over C$3.3 billion through share buybacks and dividends in 2018. CN’s capital allocations and its strong performance continued to be recognized by the market with a share price increase over the past three years of 30.7% in Canada, compared to a 10.1% increase over the same period for the S&P/TSX Composite Index. In addition, the Company’s market capitalization in Canada has increased by nearly C$12 billion during that same period. (1) Injury frequency rate (per 200,000 person hours) based on FRA reporting criteria. (2) Accident rate (per million train miles) based on FRA reporting criteria. 35 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF EXECUTIVE COMPENSATION 2014201520162017 2018 Revenues (C$ million)12,134 12,611 12,037 13,041 Operating income (C$ million) (1)4,4985,1555,0325,243 Operating ratio (%) (1)62.959.158.259.8 Adjusted diluted earnings per share (C$) (2)3.764.444.594.99 14,321 5,493 61.6 5.50

Base Salary CN’s policy for base salaries and target bonuses continues to be at the median of the comparator group. In 2018, the overall salary positioning for the NEOs was aligned with the policy. The Committee continues to closely monitor the compensation paid to all executives to ensure it supports a market competitive compensation envelope. Annual Incentive Bonus Plan (“AIBP”) The 2018 annual incentive targets remained constant at 120% of base salary for the President and Chief Executive Officer, 80% of base salary for the Executive Vice-Presidents, and 65% of base salary for the Senior Vice-Presidents. The AIBP was comprised of three (3) components: corporate financial, safety and individual performance. The corporate financial component, which accounts for 70% of the annual incentive paid to executives, is designed to measure and reward against challenging targets for revenue, operating income, diluted earnings per share, ROIC, and free cash flow. For 2018, the Board approved a payout at 180% of target for executives and senior management employees (and 14 0 % for other management employees) on the corporate financial component. The safety component, which accounts for 10% and measures the Company’s safety performance, resulted in no payout for 2018. Finally, individual performance, which accounts for 20%, continued to be measured against individual key strategic financial and operational objectives. Long-Term Incentive Program No changes were made to the Long-Term Incentive (“LTI”) plans design in 2018, following the design changes made in 2015 with the inclusion of Relative TSR performance and the adjustment of the LTI mix to a lower weighting on stock options from 50% to 45%. The Committee continues to closely monitor the compensation package and will review CN’s compensation plans in 2019. Compensation Risk Mitigation Our compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2018, Willis Towers Watson conducted an extensive review of all CN’s plans and confirmed its view that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. At its December 2018 meeting, the Committee reviewed the Willis Towers Watson risk assessment report and supported its conclusions. In its own assessment, the Committee has determined that proper risk mitigation features are in place within the Company’s compensation programs. Conclusion The Committee and the Board of Directors believe that compensation outcomes are appropriate and aligned with CN’s approach to executive compensation. The Committee remains fully engaged in ensuring that CN’s executive compensation remains anchored to a disciplined approach, linked to performance, and is market competitive. The Chair of the Committee and other members of the Committee will be present during the Meeting to answer questions you may have about CN’s executive compensation. We believe that our approach to executive compensation supports the execution of the Company’s strategic plan, and we remain committed to developing compensation programs that will continue to be aligned with our shareholders’ long-term interests. Robert Pace Chair of the Board Increased Stock Ownership Guidelines and Other Plan Changes in 2019 The Company highly values an ownership culture to strengthen the alignment between the interests of its senior leaders with those of CN’s shareholders. To reinforce the importance of the ownership culture at CN, the stock ownership guidelines were increased as of January 1, 2019 for all executives and senior management employees that are subject to stock ownership guidelines. In 2018, the Committee also approved changes to compensation plans effective in 2019, which aim to emphasize the shared leadership accountability in the achievement of CN’s safety agenda as well as to align certain features with market practice. These changes include the extension of the corporate safety component in the AIBP to all senior management employees, the reduction of the retirement notice period for executives and senior management employees in the AIBP, a change in the retirement definition for the short-and long-term incentive plans, as well as adjustments to the vesting provisions of the LTI plans in case of involuntary termination without cause or death. A detailed explanation of the changes implemented in 2019 is presented on page 50. The Honorable Kevin G. Lynch Chair of the Human Resources and Compensation Committee 36 STATEMENT OF EXECUTIVE COMPENSATION CN MANAGEMENT INFORMATION CIRCULAR 20 19

Human Resources and Compensation Committee Composition of the Human Resources and Compensation Committee The Committee is composed of six independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. Furthermore, they are also members of other committees of the Board and this overlap provides for a strong link between the Committees’ risk oversight responsibilities. The following is a description of the education, skills and experience of each member of the Committee as at the date of this Information Circular that are relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the Company’s compensation policies and practices: • Ms. Bruder is the Executive Vice-President, Operations at the Royal Bank of Canada where she is responsible for operations related to all personal and business clients in Canada delivered through more than 8,000 employees. In her corporate and board roles she has gained extensive experience overseeing human resource matters including compensation design, performance management and talent/ succession planning. • Mr. Carty spent 30 years in the airline business before retiring as Vice-Chairman and Chief Financial Officer of Dell, Inc. Mr. Carty has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel. Mr. Carty served as chair of the Human Resources Committee of Talisman Energy, Inc. until 2015 and is actively involved in human resources as chair of the board of directors of Porter Airlines, Inc., and past chair of the board of directors of Virgin America Inc. • Ms. Godin is Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer of CGI. where she oversees the development of enterprise-wide policies, programs and processes related to the management of CGI and their consistent and high-quality application across all CGI business units. Ms. Godin is responsible for ensuring the continuous development of CGI’s 74,000 professionals. Previously Ms. Godin was head of CGI’s strategic planning and the company’s global human resources function, including executive compensation and succession planning, as well as organizational model sustainability to secure organic growth. • Mr. Lynch, chair of the Committee, held various senior positions in the Government of Canada, including Clerk of the Privy Council, Secretary to the Cabinet and Head of the Public Service of Canada where he was responsible for the overall management of 263,000 employees in 80 departments and agencies of the Canadian government. Mr. Lynch is a member of the Leadership Council of the Bank of Montreal and a member of the Nominating Committee of CNOOC Limited and is the chair of the board of directors of SNC-Lavalin Group Inc. He was chair of the Corporate Governance Committee and a member of the Human Resources Committee of Empire Company Limited (Sobeys) until 2017. • Mr. Phillips served as President and Chief Executive Officer of various companies, including Dreco Energy Services, Ltd., PTI Group, Inc., and British Columbia Railway Corporation where he gained in-depth exposure to human resources and compensation matters. He currently serves on the Human Resources and Compensation Committee of Canadian Western Bank and chairs the Human resources and Compensation Committee of West Fraser Timber Co. Ltd. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017. • Ms. Stein currently serves as Executive Vice-President — General Counsel & Corporate Affairs at The Clorox Company. She also served as Senior Vice-President and General Counsel at H.J. Heinz Company. In her role as general counsel for two Fortune 500 companies working closely with the board of directors, the chief executive officer and the head of human resources, Ms. Stein gained extensive experience and expertise in a large variety of human resources and compensation matters, such as succession planning, talent development, inclusion and diversity. Ms. Stein has also engaged with shareholders’ advisory groups on various compensation matters. The following table summarizes the Committee members’ human resources and compensation-related experience: NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR AREA OF EXPERIENCE STRONG EXPERIENCE Membership on HR committees Organizational exposure to the HR function Leadership and succession planning, talent development Approval of employment contracts Development/oversight of incentive programs Oversight of stress-testing of incentive programs vs. business/operating performance Pension plan administration/oversight Interpretation and application of regulatory requirements related to compensation policies and practices Engagement with investors and investor representatives on compensation issues Oversight of financial analysis related to compensation policies and practices Exposure to market analysis related to compensation policies and practices Drafting or review of contracts and other legal materials related to compensation policies and practices Oversight of labour matters 6/6 5/6 5/6 6/6 4/6 100% 83% 83% 100% 67% 4/6 5/6 67% 83% 4/6 67% 4/6 67% 4/6 67% 5/6 83% 4/6 4/6 67% 67% 37 CN MANAGEMENT INFORMATION CIRCULAR 20 19 STATEMENT OF EXECUTIVE COMPENSATION

Mandate of the Human Resources and Compensation Committee The Committee’s responsibilities include: • ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Officer; • reviewing executive management’s performance assessment; • reviewing leadership and talent management for the Company’s key positions; • overseeing the identification and management of risks associated with CN’s compensation policies and practices and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks; and, (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN; • overseeing the selection of any benchmark group used in determining compensation or any element of compensation and reviewing disclosure on such group; • retaining outside advisors to assist in the performance of its functions and responsibilities, including compensation consultants, independent legal counsel or other independent advisors, and overseeing their work; • evaluating the independence of compensation consultants in accordance with applicable NYSE listing standards or other applicable laws, rules or regulations; • recommending to the Board of Directors executive management’s compensation; and • reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives. The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance. Finally, the Committee met six (6) times in 2018 and held in camera sessions during each meeting. The report of the Committee, set forth in Schedule B to this Information Circular, outlines the major subject areas reviewed by the Committee during the year. A complete review of the contingency as well as short-, medium-and long-term succession plans for the executive team is conducted annually, and specific plans to address identified gaps are reviewed. In 2018, CN welcomed new executives who brought deep expertise, new vision and strengthened our talent pool. In addition to ensuring their smooth integration, CN continued to be focused on the assessment and development of the next generation of executives and senior managers to ensure effective succession planning for a strong talent pipeline. The Committee also continued to monitor the development of members of the executive team and to initiate customized development plans as required. CN also refines its career development program to provide targeted training and practical work experience that will support the development of talent. As part of this review, CN continues to recruit new executives from leading organizations who will provide additional skill sets and experience and continue to improve the strength of our leadership team. The Committee is satisfied that the proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success. Independent Advice The Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee has retained the services of Hugessen for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. In aggregate, the fees invoiced by Hugessen in 2018 totalled approximately C$268,900, an increase compared to 2017 as a result of additional support provided throughout the year related to CEO transition. The Committee has also reviewed Hugessen’s independence and evaluated its performance for 2018. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen’s total fees. Since 2007, the Board of Directors has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management. During 2018, the only services performed by Hugessen were executive compensation-related services provided directly to the Committee. Talent Management and Succession Planning Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board of Directors and the Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels. CN prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company also uses external hiring to address succession gaps and procure critical skills. Regular updates on the talent management and leadership development of each function are reviewed by the Committee. Throughout the year, the Committee also conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CN. The Company also integrates a more precise approach for high-potentials in an effort to prepare them for broader and more complex roles while developing critical leadership capabilities. Executive Compensation – Related Fees 38 STATEMENT OF EXECUTIVE COMPENSATION CN MANAGEMENT INFORMATION CIRCULAR 20 19 SERVICES RENDERED IN 2018 (C$) SERVICES RENDERED IN 2017 (C$) EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES Hugessen 268,9000 128,9000

Compensation Discussion and Analysis Executive Summary Named Executive Officers This Compensation Discussion and Analysis (“CD&A”) section covers executive compensation for the year ended December 31, 2018, and focuses on the following NEOs who appear in the compensation tables: In December 2018, as part of the annual compensation review process, Willis Towers Watson provided an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Willis Towers Watson reported that the overall aggregate positioning of all executives’ total direct compensation is in line with CN’s compensation policy. Decision Process The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board of Directors. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The President and CEO serves at the discretion of the Board. Neither the President and CEO nor the other NEOs have employment contracts. Jean-Jacques Ruest President and Chief Executive Officer (“President and CEO”) Former President and Chief Executive Officer Executive Vice-President and Chief Financial Officer (“CFO”) Executive Vice-President and Chief Operating Officer (“COO”) Executive Vice-President Corporate Services and Chief Legal Officer (“CLO”) Senior Vice-President and Chief Information and Technology Officer (“CITO”) Luc Jobin Ghislain Houle Michael Cory Sean Finn 2018 Base Salary Increases The base salaries of the President and CEO, Executive Vice-Presidents and Senior Vice-Presidents are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S. denominated salaries in equivalent positions within the comparator group. As part of the NEOs’ annual compensation review, base salaries were set with reference to the median of the applicable comparator group. Salary increases reflect market competitiveness, economic outlook, leadership abilities, retention considerations and succession plans. For more information on base salaries, please refer to page 44. 2018 Annual Bonus Results As in prior years, the President and CEO’s target bonus in 2018 was 120% of base salary, the Executive Vice-Presidents’ target bonus was 80% of base salary, and the Senior Vice-Presidents’ target bonus was 65% of base salary. For 2018, the AIBP was comprised of corporate financial, safety and individual performance components: Corporate Financial Performance: This component accounted for 70% of the annual incentive bonus and was measured against challenging targets for revenue, operating income, diluted earnings per share, ROIC and free cash flow. The ROIC performance objective is also used as a performance measure for the Performance Share Units (”PSUs”) as it mitigates risk between short-and long-term performance on invested capital. The Board of Directors is of the view that its chosen corporate financial performance objectives are appropriate for a capital-intensive business such as CN. Despite a challenging first quarter, the Company delivered solid top-line growth and significantly improved operating efficiency. Consequently, the Board of Directors assessed the performance of the Company at “partially exceeds”, resulting in a corporate financial bonus factor of 180% for executives and senior management employees (and 140% for other management employees). The table showing the 2018 corporate financial performance objectives, as approved by the Board of Directors in January 2018, and the 2018 results can be found on page 45. Corporate Safety Performance: This component accounted for 10% of the annual incentive bonus of executives and was subject to the achievement of challenging corporate safety accident and injury performance ratios. The FRA injury ratio slightly improved in 2018, but still did not achieve target, and the FRA accident ratio deteriorated in 2018 as a result of higher volumes, challenging operating conditions and the coming on board of a large number of new railroaders. Consequently the Board of Directors assessed the corporate safety performance of the Company at “does not meet”, resulting in no payout for the safety bonus Michael Foster On March 5, 2018, the Board of Directors announced that Mr. Luc Jobin had left the Company and appointed Mr. Jean-Jacques Ruest as Interim President and Chief Executive Officer of CN, in addition to retaining his position as Executive Vice-President and Chief Marketing Officer. Mr. Ruest held this position until his appointment to President and CEO on July 24, 2018. Pursuant to Canadian disclosure rules, the Company is required to include Mr. Jobin in the CD&A. More information on Mr. Jobin can be found on page 55 and his 2018 compensation is summarized in the Summary Compensation Table on page 56. Compensation Framework The Company follows a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation. The objective of CN’s compensation program is to attract, retain and engage top talent by ensuring that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards. Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. The policy aims to position target total direct compensation between the median and the 60th percentile of the executives’ respective comparator groups. For the President and CEO, and the Executive Vice-Presidents, the comparator group consists of select Class I Railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, including the CITO (an NEO in 2018), the comparator group is comprised of a broad sample of U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. CN generated revenues of C$14.3 billion in 2018. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executives. More information on the comparator groups can be found on page 42. 39 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS

component. The table showing the 2018 corporate safety performance objectives, as approved by the Board of Directors in January 2018, and the 2018 results can be found on page 45. Individual Performance: The remaining 20% of the annual incentive bonus for executives was based on individual performance that considered the strategic and operational priorities related to each NEO’s function. The individual bonus factors for the NEOs were reviewed by the Committee. The resulting average individual bonus factor of all NEOs, excluding the Former President and CEO, was 132%. The individual bonus factor, along with the corporate financial and safety bonus factors, served as the basis for calculating the annual incentive bonus payouts set out in the Summary Compensation Table on page 56. Overall, the average bonus payout for the NEOs, excluding the Former President and CEO (consisting of the Corporate Financial Performance Factor, the Corporate Safety Performance Factor, and the Individual Performance Factor) was 152% of target payout in 2018. As part of the equity-settlement conversion introduced in 2014, PSUs were settled on February 25, 2019 in CN common shares purchased on the open market to encourage share ownership among participants. The table illustrating the 2016 PSU performance objectives and results can be found on page 47. Non-Compete, Non-Solicitation and Non-Disclosure The railroad industry operates in a highly competitive market. In recent years, the Company has continued in its efforts to protect its interests and its confidential information. Accordingly, the Company’s long-term incentive award agreements, as well as its non-registered pension plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive clauses. Payouts under the long-term incentive plans or the non-registered pension plans are conditional upon current or former employees continuing to comply with these restrictive commitments for a period of two years following their termination of employment or retirement from the Company. Further details related to CN’s non-compete and non-solicitation provisions are available on page 49. 2018 Long-Term Incentives In determining the appropriate long-term incentive fair value of LTI granted to NEOs, the Committee considered external market data, as well as other factors such as individual performance, retention risk and succession plans, and the Company’s compensation philosophy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the applicable comparator group. To align with mid-and long-term business performance and shareholder value creation, long-term incentives consist of a combination of PSUs and stock options, respectively weighing 55% and 45% of the long-term incentive fair value granted(1). The payout of PSUs granted in 2018 to NEOs is subject to two distinct performance measures. 70% of the PSU award is subject to the achievement of solid ROIC performance for the period ending on December 31, 2020, and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 30% is subject to CN’s Relative TSR measured against two comparator groups: i) selected Class I Railroads and ii) S&P/TSX 60 companies for the same period ending on December 31, 2020. The stock options granted in 2018 are conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a 10-year term. The table summarizing the performance objectives and payout condition of the 2018 PSU award can be found on page 47. 2016 Performance Share Units Award Payout The Committee reviewed the vesting of the 2016 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average ROIC to December 31, 2018, of 16.66%. In accordance with the plan rules, this outcome resulted in the maximum performance vesting factor of 200% for the ROIC PSUs awarded in 2016. As the minimum average closing share price condition was also met, payout under the plan occurred in February 2019, subject to compliance with the other conditions of the award agreements. Relative TSR PSUs: The Company delivered a Relative TSR performance of 43.52%(2) over the period from January 1, 2016 to December 31, 2018, resulting in an overall performance vesting factor of 100% (out of a maximum of 200%), reflecting the weighted average performance vesting factor of both measures (0% for Class I Railways and 200% for S&P/TSX 60). Risk Mitigation in Our Compensation Program The Company has a formalized compensation philosophy to guide compensation program design and decisions. Many of the characteristics inherent in the Company’s executive compensation program encourage the right behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short-and long-term incentives; • Multiple performance measures to be met or exceeded in the AIBP; • Inclusion of a safety component in the AIBP; • Overlap of performance measures for short-and long-term incentives to mitigate risk; • Capped incentive payout opportunities with no minimum guaranteed payout; • Cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN securities; • Executive compensation clawback policy is in place and was amended in 2017 to allow the clawback of bonus or incentive based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement; • Stock ownership guidelines apply to executives and senior management employees; and • The Committee retains the services of an independent executive compensation consultant. A complete list and description of these risk-mitigating features is available on page 50. In December 2018, following an extensive review of the Company’s compensation policy, programs and practices, Willis Towers Watson concluded again this year that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions from Willis Towers Watson’s risk assessment report and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. (1) The weighting of the 2018 long-term incentive grant value for the Former President and CEO was different (61% PSUs and 39% Stock Options) to reflect stock option distribution requirements which limit the number of stock options that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (2) Relative TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2016 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2018 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups. 40 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 20 19

Executive Compensation Policy Objectives The Company’s executive compensation policy and programs are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviour. A significant proportion of executive incentive compensation is, as a result, tied to key corporate objectives that play a critical role in driving the organization’s short-and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. Total Cash Compensation Total Direct Compensation Executive Compensation Total The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and, v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Compensation Policy The Company’s Executive Compensation Policy The executive compensation policy aims to target total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. Base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of long-term incentives is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels. Compensation Decisions and Process The compensation is determined as part of an annual process followed by the Committee and outlined in the chart below: The Committee reviews benchmark information in December each year, and approves compensation adjustments in January of the following year by taking into consideration comparator group practices, economic outlook, individual performance, leadership abilities, retention considerations and succession plans. The Committee reviews and recommends for approval by the Board of Directors the performance targets related to both the AIBP and the PSUs in January. Aside from the Relative TSR targets, these targets are derived from CN’s annual business plan, which is prepared by management and reviewed with the full Board during the Strategic Planning Committee meeting prior to the beginning of the applicable year. Business planning is an extensive process during which Management examines with the Board the economic, business, regulatory and competitive conditions which affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. 41 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS STEP 2 – December • Evaluation of the individual performance assessment for the NEOs • Review of compensation benchmark, and pay positioning • Annual review of risk and assessment of risk mitigation features STEP 1 – September to December • Business plan review and approval by the Board • Definition of performance criteria and targets based on Business Plan STEP 4 – March to October • Monitoring and evaluation of progress and performance of compensation programs • Talent management reviews STEP 3 – January • Review of annual and long-term incentive payouts for the prior year • Review of compensation programs and annual compensation adjustments • Review of new annual targets and long-term incentive awards and performance-vesting conditions • Stress-testing of incentive grants Annual Incentive Bonus • Corporate Financial Objectives • Corporate Safety Objectives • Individual Objectives Variable Incentive Long-Term Incentives • Performance Share Units (ROIC and Minimum Share Price Condition and Relative TSR Performance) • Stock Options Variable Incentive Pension Benefits and Executive Perquisites Indirect Compensation Base Salary Fixed Compensation

The Board and Committee also have open access to senior management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and the Committee are therefore confident that they have detailed visibility of the Company's financial performance and that they are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen.

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board of Directors in January for the then current year. In determining the appropriate long-term incentive fair value granted to each NEO, the Committee considered external market data, as discussed in the "Benchmarking Using Comparator Groups" section, as well as other factors such as individual performance, leadership, and talent retention.

Benchmarking Using Comparator Groups

The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the President and CEO and the Executive Vice-Presidents, the Company considers a comparator group of North American companies comprised of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation, and Canadian Pacific Railway Limited.

These companies are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization and directly compete with CN for key talent. Furthermore, half of CN's Relative TSR performance indicator for the PSUs is measured against the same comparator group (please refer to page 47 for a description of the plan).

The following table shows CN's positioning relative to the primary comparator group for the President and CEO and the Executive Vice-Presidents. Data is as at December 31, 2018.

COMPARATOR GROUP	REVENUE (MILLIONS)	NET INCOME (MILLIONS)	MARKET CAPITALIZATION (MILLIONS)	AVERAGE NUMBER OF EMPLOYEES
Union Pacific Corporation	U.S.$22,832	U.S.$5,966	U.S.$101,800	41,967
CSX Corporation	U.S.$12,250	U.S.$3,309	U.S.$52,500	22,901
Norfolk Southern Corporation	U.S.$11,458	U.S.$2,666	U.S.$40,700	26,512
Canadian Pacific Railway, Limited	C$7,316	C$1,951	C$34,500	12,695
AVERAGE (1)	C$16,904	C$4,356	C$75,100	26,019
Canadian National Railway Company	C$14,321	C$4,328	C$73,600	25,423
RANK (1)	4	2	2	3

(1) Values were converted into Canadian dollars using the 2018 average exchange rate of U.S.$1.00 = CAD$1.2957, except for the market capitalization where the December 31, 2018 exchange rate of U.S.$1.00 = CAD$1.3637 was used.

The comparator group used for the benchmarking of compensation for all executives other than the President and CEO and Executive Vice-Presidents is a broad sample of comparably-sized U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson's proprietary database. For more clarity, this comparator group is used for the CITO. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. The Committee also considers data from this sample for the President and CEO and the Executive Vice-Presidents for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I Railroads.

Components of the 2018 Executive Compensation Program

The following table summarizes the components of the Company's executive compensation program, which is driven by the executive compensation policy and weighted towards variable, "pay-for-performance" elements. Each component is then further detailed in this section.

COMPONENT	2018 DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Base Salary	• Fixed rate of pay • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations	• Cash	• Set with reference to median of the respective comparator group	• Provides for a balanced mix of pay components (fixed vs. variable) • Use of external advisor and peer group analysis	• Provide competitive level of fixed compensation • Recognize sustained individual performance • Reflect increase in role responsibility and/or growth in role
Annual Incentive Bonus	• Annual awards based on achievement of five pre-determined corporate financial performance objectives (70%), two pre-determined corporate safety performance objectives (10%) and individual performance (20%) • Performance period: 1 year	• Cash-based performance pay	• Target is 120% of base salary for the President and CEO, 80% for the Executive Vice-Presidents, and 65% for the Senior Vice-Presidents . Maximum payout is limited to 2.0 times the target • For other eligible management employees, target is based on grade level with a maximum payout limited to 1.5 or 2.0 times the target	• Use of multiple performance measures • Plan targets reviewed and approved annually based on in-depth review of annual business plan • Payout trigger based on corporate performance • Increased diversification with the addition of a safety component • Payouts are capped • No guaranteed minimum payout • Payouts subject to a clawback policy • Payouts for executives, and senior management employees are subject to a notice period in the year of retirement. As of January 1, 2019, the notice period was reduced from six to three months.	• Reward the achievement of a balanced set of annual corporate financial performance objectives • Reward the achievement of a set of annual corporate safety performance objectives • Reward the achievement of personal objectives aligned with each employee's area of responsibility and role in realizing operating results • Drive superior corporate financial and safety as well as individual performance

COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
42

RISK-MITIGATING ELEMENTS COMPONENT 2018 DESIGN SUMMARY FORM OPPORTUNITY OBJECTIVES AND RATIONALE Long-Term Incentives PERFORMANCE SHARE UNITS (55%) • 70% of the PSU value is subject to the attainment of three-year average ROIC targets and to the attainment of a minimum average closing share price established at the beginning of the cycle • 30% of the PSU value is subject to CN’s relative performance against selected Class I Railroads and S&P/TSX 60 companies • In the case of retirement, employees must remain in active and continuous service until March 31 of the year following the year in which the grant was made to be eligible for payout • Performance period: Three years STOCK OPTIONS (45%) • Conventional stock options that vest over four years at a rate of 25% per year • In the case of retirement, employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout • Performance period: Four-year vesting, ten-year term • Performance-based share units payable in equity, purchased in the market • Long-term incentive grant date fair value determined with reference to the 60th percentile of the applicable comparator group. • PSU performance vesting factor capped at 200% • Significant weighting towards long-term incentive compensation • Overlapping multi-year performance periods • Mix of financial, market and relative performance measures • PSU payouts are capped and there is no minimum guaranteed payout • Payouts subject to a clawback policy • Payouts subject to non-compete provisions • Align management interests with shareholder value growth and total return relative to comparable groups • Reward the achievement of sustained financial performance • Contribute to retention of key talent • Recognize individual contribution and potential • Stock options Pension Benefits CANADIAN PENSION PLANS • Defined Benefit Plan (1): Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by pensionable service • Pensionable service period for most defined benefit plans: Maximum of 35 years • Defined Contribution Plan (2): Benefits based on the participant’s required and optional contributions and on Company-matched contributions • Non-registered plans: Supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits U.S. PENSION PLANS • Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by credited service • Maximum of 35 years of credited service for most defined benefit plans • Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay • Defined Contribution Feature: Additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay • Non-registered plans: Supplement to the registered plans and provide benefits in excess of IRS and Railroad Retirement Board limits • Cash payments following retirement • Non-registered plans restricted to executives and senior management employees • Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels) • The CITO participates in a Defined Contribution Plan, which limits CN’s exposure to risk. The Former President and CEO also participated in a Defined Contribution Plan. • Payouts subject to non-compete for non-registered plans • Provide an effective and attractive executive compensation program Executive Perquisites • Healthcare and life insurance benefits, annual physical exam, club membership, company-leased vehicle, parking, financial counselling and tax services • Non-cash perquisites • Competitive • Use of corporate aircraft restricted to business-related purposes (1) Applies to employees hired prior to 2006. (2) Applies to employees hired after 2005 or who have elected to convert from a defined benefit plan. 43 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS

Base Salary

The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations, and succession plans. The base salaries of the President and CEO, the Executive Vice-Presidents, and the Senior Vice-Presidents are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S.-denominated salaries of incumbents in equivalent positions within the comparator group.

Annual Incentive Bonus Plan

In addition to the NEOs, approximately 4,900 active management employees are eligible to participate in an annual performance-based bonus plan. Under the Company's AIBP, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the President and CEO, the Executive Vice-Presidents, the Senior Vice-Presidents and Vice-Presidents:

POSITION	MINIMUM	TARGET (1)	MAXIMUM (1)
President and CEO	0%	120%	240%
Executive Vice-Presidents	0%	80%	160%
Senior Vice-Presidents	0%	65%	130%
Vice-Presidents	0%	50/60%	100/120%

(1) As a percentage of base salary as at December 31, 2018.

The bonus payout received under the AIBP for the executives depends on the achievement of corporate financial (70%) and safety (10%), and individual (20%) objectives. This design reflects the Company's view that any short-term incentive should be tied both to the overall financial and operational performance of the Company and to those areas of its business that each employee can influence directly.

The following illustrates the 2018 AIBP for the President and CEO:

AIBP for the President and CEO


Corporate Financial Performance
Corporate Safety Performance
Individual Performance
70%
10%
20%

Corporate Financial Performance
- 25% Revenues
- 25% Operating Income
- 15% Diluted Earnings per Share
- 20% Free Cash Flow
- 15% Return on Invested Capital

Corporate Safety Performance
- 50% FRA Accident Ratio
- 50% FRA Injury Ratio

Individual Performance
- 25% Operational and Service Excellence
- 20% Top Line Focus, Business Development and Evolving Strategy
- 15% Employee Engagement, Corporate Culture and Team Building
- 15% Stakeholder and Regulatory Engagement
- 25% Safety

For 2018, the AIBP was comprised of the following components:

1. Corporate Financial Performance:

70% of the bonus was linked to the achievement of a balanced set of objectives that contribute to the Company's long-term financial growth and profitability. The Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company's corporate objectives as set out in the Company's business plan, which is recommended by the Strategic Planning Committee and reviewed and approved by the Board of Directors. These corporate objectives are taken into account in establishing the Company's targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company's year-over-year financial performance and the Company's current year targets in relation to the prior year's results.

In 2018, the Board of Directors assessed the Company's corporate financial performance against targets for revenues, operating income, diluted earnings per share, free cash flow, and one-year ROIC. These measures were selected because they are quantifiable measures that play a key role in driving the organization's profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business like CN. The 2018 targets were approved by the Board of Directors in January 2018 based on the Company's business and financial outlook at that time.

Under the terms of the AIBP, a maximum corporate performance factor of 200% for executives and senior management employees (and 150% for other management employees) can be applied to an eligible employee's annual bonus payout when financial results exceed all five corporate performance stretch (maximum) objectives. There is no payout under a given measure if base performance is not achieved. Base performance is equivalent to "target" performance as generally understood with the exception that performance below "base" for a given measure does not trigger any payment under that measure.

02 COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
44

Performance Objectives and Results – 2018 Annual Incentive Bonus Plan

In January 2018, the performance targets were set assuming an exchange rate of U.S.$1.00 = C$1.298. During the year, the actual average exchange rate was at U.S.$1.00 = C$1.296. At the end of 2018, the Company's targets, with the exception of ROIC, were adjusted to take into consideration the foreign exchange and, in the case of Revenues, the difference between actual and forecasted oil and diesel prices with respect to the Company's fuel surcharges. The following table, therefore, compares the 2018 adjusted performance targets with the actual 2018 results as reported by the Company.

		CORPORATE OBJECTIVES AS OF JANUARY 1, 2018[1]		CORPORATE OBJECTIVES AS ADJUSTED[2]			
IN MILLIONS (EXCEPT PER SHARE DATA AND ROIC)	WEIGHT	BASE (THRESHOLD/TARGET) (C$)	STRETCH (MAXIMUM) (C$)	BASE (THRESHOLD/TARGET) (C$)	STRETCH (MAXIMUM) (C$)	RESULTS 2018 (C$)	PERFORMANCE ASSESSMENT
Revenues	25%	13,725	13,935	14,128[3]	14,338[3]	14,321	Partially Exceeds
Operating Income	25%	5,442	5,587	5,442	5,587	5,493	Partially Exceeds
Diluted Earnings per Share	15%	$5.40	$5.55	$5.40	$5.55	$5.87	Exceeds
Free Cash Flow[4][5]	20%	2,402	2,517	2,411	2,526	2,514	Partially Exceeds
ROIC[6]	15%	15.50%	16.10%	15.50%	16.10%	16.91%	Exceeds

(1) Corporate objectives assume an average exchange rate of U.S.$1.00 = C$1.298.

(2) Corporate objectives and results reflect an actual average exchange rate of U.S.$1.00 = C$1.296.

(3) Revenues target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2018.

(4) Free cash flow is non-GAAP measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies and as such, should not be considered in isolation. See the section entitled "Liquidity and capital resources – Free cash flow" in CN's Management's Discussion and Analysis included in the Company's 2018 Annual Report for explanations of this measure and reconciliations to the nearest U.S. GAAP measure.

(5) As indicated in note (4), free cash flow does not have any standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

(6) ROIC measures the Company's efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders' equity and may, in certain instances, be adjusted for certain items as determined by the Committee. As such in 2018, and consistent with previous years, ROIC result was adjusted to reflect Accumulated Other Comprehensive Income (AOCI) level used upon setting the targets.

Despite a challenging first quarter, the Company delivered solid top-line growth and significantly improved operating efficiency in 2018. As a result the revenues increased by 10% to C$14,321 million compared to 2017. The Company continued to reinvest in the business with a record capital spending for 2018 of C$3.5 billion. In 2018, CN's dividend was increased by 10% and 19.0 million shares were repurchased, returning over C$3.3 billion to shareholders.

For 2018, after considering the financial results against established corporate objectives on a currency adjusted basis, the Board of Directors assessed the corporate performance at "partially exceeds", resulting in a corporate performance factor of 180% for executives and senior management employees (and 140% for other management employees).

2. Corporate Safety Performance:

10% of the annual bonus target was linked to the Company's safety performance. In 2018, the Board of Directors assessed the Company's corporate safety performance against two safety performance metrics with equal weighting: FRA accident and injury ratio.

Under the terms of the AIBP, the performance factor for the corporate safety component can range from 0% to 200%.

Corporate Safety Performance Objectives and Results – 2018 Annual Incentive Bonus Plan

	SAFETY OBJECTIVES AS OF JANUARY 1, 2018				
	WEIGHT	BASE (THRESHOLD)	STRETCH (MAXIMUM)	RESULTS 2018	PERFORMANCE ASSESSMENT
FRA Accident Ratio (per million of train miles)	50%	1.60	1.50	2.02	Does Not Meet
FRA Injury Ratio (per 200,000 person hours)	50%	1.60	1.50	1.81	Does Not Meet

In 2018, CN continued to focus on its objective of being the safest railroad in North America with a slightly improved FRA injury ratio over 2017. However, in light of higher volumes, challenging operating conditions and the coming on board of a large number of new railroaders, CN's FRA accident ratio deteriorated in 2018. CN continues to invest significantly in training, coaching, recognition and employee involvement initiatives, with a focus on safety to reduce injuries. The two CN campuses trained over 10,400 experienced railroaders, new hires and customers over the year 2018. The Company also continued its successful *Looking Out for Each Other* program, which urges CN team members to work together, to be vigilant about safety and to speak up if they spot an unsafe situation.

For 2018, after considering the operational results against established safety objectives, the Board of Directors assessed the corporate safety performance of the Company at "does not meet", resulting in no payout for the safety bonus component.

3. Individual Performance:

20% of the bonus was based on personal business-oriented objectives that considered the strategic and operational priorities related to each executive's respective function, with a strong overall focus on: operational and service excellence, top line growth, business development, evolving strategy, employee engagement, corporate culture and team building, stakeholder and regulatory engagement, and safety. The individual performance factor can range from 0% to 200% for NEOs and other executives and senior management employees. For all other eligible management employees, the performance factor can range from 0% to 150%. The individual performance factor for the President and CEO position is based on an individual assessment reviewed and approved by the Committee.

COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019
45

In 2018, the individual objectives of the NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the President and CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives and determined their individual bonus factor, subject to Committee review and Board approval. The Committee then reviewed and reflected on each NEO's individual achievements against objectives, as well as their overall leadership in meeting their function's objectives. For 2018, the overall average individual bonus factor for the NEOs, excluding the Former President and CEO, was 132%.

Any annual incentive bonus payout under the corporate safety and individual component is conditional upon a payout being declared under the corporate financial component. In addition, should corporate financial performance be assessed at "partially meets" (i.e., a corporate financial performance factor below 100%), the corporate safety and individual performance factors will be pro-rated to the same level.

The following formula illustrates how an eligible executive employee's annual base salary (as at December 31, 2018), target payout (expressed as a percentage of base salary), corporate financial, corporate safety and individual performance factors interact in the determination of the actual annual bonus payout:

Annual Bonus Payout Formula

Annual base salary X Target payout X 70% X Corporate financial performance factor

\+

Annual base salary X Target payout X 10% X Corporate safety performance factor X Corporate financial performance factor when below 100%

\+

Annual base salary X Target payout X 20% X Individual performance factor X Corporate financial performance factor when below 100%

The average bonus payout for the NEOs, excluding the Former President and CEO, (consisting of the corporate financial performance factor, the corporate safety performance factor, and the individual performance factor) was 152% of target payout in 2018. The actual payouts are reported in the Summary Compensation Table on page 56, under the column Non-equity incentive plan compensation — Annual incentive plans.

Executives, including the NEOs, and senior management employees, were required to provide the Company with a six-month notice period prior to retirement. This measure was instituted to allow for improved succession planning and to maximize the effectiveness of transitions. Employees who fail to provide such notice forfeit any accrued and future bonus under the AIBP, save for specific and exceptional circumstances. Effective January 1, 2019, the notice period was reduced to three months to facilitate the planning surrounding the retirement process.

Long-Term Incentives

The Board of Directors considers a number of factors to assess the Company's long-term incentive strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and PSUs to NEOs, as well as to designated executives and senior management employees.

LTI values disclosed in the Summary Compensation Table on page 56 are calculated using the Willis Towers Watson expected life binomial methodology. The same valuation methodology is also used for benchmark and grant purposes. This valuation methodology provides for precise and comparable compensation information. In 2016, the Company adjusted its methodology and introduced a rolling three-year valuation factor to limit year-over-year fluctuations of the valuation factor for both stock options and PSUs.

PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for the President and CEO position. The President and CEO's long-term incentive award has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan[1] (please refer to page 63 for a description of the plan).

LTI Award



45% Stock Options
55% PSUs
70% ROIC + Minimum Share Price Conditions
30% Relative TSR Performance
50% S&P/TSX 60
50% Selected Class I Railroads

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors, which occur each year in January. In order to determine each NEO's LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company's compensation philosophy and the value of LTIs granted by the applicable comparator group (please refer to section "Benchmarking Using Comparator Groups" on page 42). The Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based. The Board may also, at its discretion, approve additional grants of PSUs and stock options to NEOs during the year.

The exercise price of the stock options granted is equal to the closing price of the Company's common shares on the TSX or the NYSE on the grant date.

A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. The minimum active service condition is 12 months for stock options and 15 months for PSUs. Should an executive, including NEOs, or other management employees retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited.

(1) For the 2018 LTI grant, the limitation on stock options only applied to the Former President and CEO given that Mr. Ruest did not reach the 20% limit.

COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
46

Performance Share Units: 2018 Award

The objective of the PSUs is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company.

PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2018 is included in the Summary Compensation Table on page 56, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the payout can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market.

PSUs awarded in 2018 will be subject to the following two performance measures:

1. ROIC PSUs

Seventy percent (70%) of the PSU award value is subject to the achievement of a target related to the Company's average three-year ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2020. The ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company's average net indebtedness and the average shareholders' equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company's efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders.

The decision to use the ROIC performance measure for both short- and long-term incentives is based on a prudent risk management approach in order to focus on ROIC over different time periods (one year vs. three years). Moreover, the weighting of the ROIC condition under the AIBP is limited to 15% of the corporate component. Finally, ROIC performance objectives are based on CN's business plan.

ROIC PSUs granted in 2018 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below:

ROIC PSUs performance measure

	OBJECTIVE	PERFORMANCE VESTING FACTOR(1)
PERFORMANCE OBJECTIVE: Average ROIC for the three-year period ending on December 31, 2020	Below 13.5%	0%
	13.5%	50%
	14.5%	100%
	16.0%	125%
	16.5%	150%
	17.0% and above	200%
PAYOUT CONDITION: Minimum average closing share price for the last three months of 2020	C$102.88 on the TSX or U.S.$80.71 on the NYSE	

(1) Interpolation applies between objectives.

2. Relative TSR PSUs

Thirty percent (30%) of the PSU award value is subject to CN's Relative TSR measured against two equally-weighted comparator groups: i) selected Class I Railroads, and ii) S&P/TSX 60 companies. Relative TSR performance measures CN's share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group.

Relative TSR PSUs awarded in 2018 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below:

TSR relative to selected Class I railways

CNR	PAYOUT
1st	200%
2nd	150%
3rd	100%
4th	50%
5th	0%

TSR relative to S&P/TSX 60

CNR	PAYOUT(1)
75th Percentile and above	200%
50th Percentile	100%
25th Percentile	50%
Less than the 25th Percentile	0%

(1) Interpolation between points.

The grant date fair value of the PSUs awarded to each NEO in 2018 is included in the Summary Compensation Table on page 56, under the Share-Based Awards column.

Performance Share Units: 2016 Award Payout

PSUs awarded in 2016 to NEOs and other designated employees vested based on the achievement of performance targets for each measure: ROIC PSUs and Relative TSR PSUs. Over the past three years, the Company's market capitalization in Canada has increased by nearly C$12 billion.

ROIC PSUs (70% of the grant value): The Company delivered a three-year average ROIC of 16.66%, resulting in a maximum performance vesting factor of 200%. As the minimum average closing share price condition was also met, payout occurred in February 2019 in accordance with the Share Units Plan and the 2016 award agreement.

Relative TSR PSUs (30% of the grant value): The Company delivered a TSR performance of 43.52%[1] over the period from January 1, 2016 to December 31, 2018, resulting in an overall performance vesting factor of 100% (out of a maximum of 200%), reflecting the weighted average performance vesting factor of both measures (0% for Class I Railways and 200% for S&P/TSX 60).

As part of the equity-settlement conversion introduced in 2014, PSUs were settled on February 25, 2019 in CN common shares purchased on the open market.

(1) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2016 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2018 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups.

COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019
47

Performance Objectives and Results – Performance Share Units – 2016 Award

ROIC PSUs – 70% of the grant value:

	OBJECTIVE	PERFORMANCE VESTING FACTOR(1)	RESULTS
PERFORMANCE OBJECTIVE: Average ROIC for the three-year period ended on December 31, 2018	Below 13.0%	0%	16.66%(2) translating into a payout factor of 200%
	13.0%	50%	
	14.0%	100%	
	15.5%	125%	
	16.0%	150%	
	16.5% and above	200%	
PAYOUT CONDITION: Minimum average closing share price for the last three months of 2018	C$76.44 on the TSX or U.S.$55.59 on the NYSE		C$109.53 U.S.$82.88

(1) Interpolation applies between objectives.

(2) Adjusted to exclude deferred income taxes resulting from various tax enactments, including U.S. tax changes.

Relative TSR PSUs – 30% of the grant value:

TSR relative to selected Class I Railways (15% of the grant value)

CNR	PAYOUT	RESULTS
1st	200%	43.52% TSR resulting in the 5th place ranking and translating into a payout factor of 0%
2nd	150%	
3rd	100%	
4th	50%	
5th	0%	

TSR relative to S&P/TSX 60 (15% of the grant value)

CNR	PAYOUT(1)	RESULTS
75th Percentile and above	200%	43.52% TSR resulting in the 75th percentile and translating into a payout factor of 200%
50th Percentile	100%	
25th Percentile	50%	
Less than the 25th Percentile	0%	

(1) Interpolation between points.

The value vested during the year for each NEO is included in the table Incentive Plan Awards — Value Vested or Earned During the Year, and under the Share-Based Awards — Value Vested During the Year column on page 62.

Stock Options

Stock options were granted in 2018 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan ("MLTIP"). Please refer to page 63 for details of the MLTIP. The stock options granted in 2018 vest over four years at a rate of 25% at each anniversary date and have a ten-year term. Grants were made in the currency of the recipient's salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised.

The grant date fair value of the stock options awarded to NEOs in 2018 is included in the Summary Compensation Table on page 56, under the Option-Based Awards column.

Executive Perquisites

NEOs are eligible to receive perquisites and personal benefits in accordance with the Company's policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance, and an annual executive physical exam. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites are generally determined by the grade of the employee's position. All executives must comply with the aircraft utilization policy, which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed.

Employee Share Investment Plan

The Employee Share Investment Plan ("ESIP"), available to all Company employees, provides the opportunity to participate in CN's ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Over 80% of CN's employees are shareholders of the Company through participation in the ESIP, and in 2018, all NEOs participated in the ESIP.

The value of the Company match received by NEOs in 2018 under the ESIP is indicated in the Details of the All Other Compensation Amounts table on page 59.

Other Key Compensation Programs of the Company

Stock Ownership

The Committee strongly supports stock ownership by executives. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. As at December 31, 2018, 202 executives and senior management employees are subject to share ownership guidelines. Once executives and senior management employees have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company's Voluntary Incentive Deferral Plan ("VIDP"). Stock options (vested or unvested) and unvested LTI grants are not considered towards the minimum level of stock ownership. Stock ownership requirements were as follows as at December 31, 2018:

	2018 GUIDELINES
President and CEO	5 times base salary
Executive and Senior Vice-Presidents	3 times base salary
Vice-Presidents	1.5 to 2 times base salary
Senior Management	1 times base salary

The President and CEO is also required to maintain his stock ownership guideline level until one year after cessation of employment. As at December 31, 2018, all NEOs achieved their share ownership requirements, with the exception of Mr. Foster who was hired on March 19, 2018. He has a five-year period to achieve the minimum stock ownership requirement level.

COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
48

Stock Ownership Status as at December 31, 2018 or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board of Directors to take into account special circumstances. The definition of a resignation for good reason is included in the Termination and Change of Control Benefits table on page 67. Non-Compete / Non-Solicitation Provisions Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives and other management employees. In 2010, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions in certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees. Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a two-year period following termination of employment. Those commitments prohibit, as detailed in such provisions: a) the use of confidential CN information for any purpose other than performing his or her duties with CN; b) engaging in any business that competes with CN; c) soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN; d) taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and VALUE REQUIRED HOLDINGS AS A MULTIPLE OF BASE SALARY (3) NUMBERVALUE OF TO MEET OF SHARESHOLDINGS (2) GUIDELINES (3) NAMED EXECUTIVE OFFICER HELD (1)(C$) (C$) Jean-Jacques Ruest Luc Jobin (4) Ghislain Houle Michael Cory Sean Finn Michael Foster (5) 294,695 78,773 111,004 44,156 67,604 297 29,796,611 7,964,738 11,223,614 4,464,613 6,835,440 30,030 4,858,875 6,964,388 2,293,389 2,410,002 2,215,647 1,943,550 30.7 x 5.7 x 14.7 x 5.6 x 9.3 x 0.0 x (1) (2) Common shares and/or vested deferred share units as at December 31, 2018. Value is based on the closing share price of the common shares on December 31, 2018, on the TSX (C$101.11). U.S.$ salaries as at December 31, 2018, were converted to Canadian dollars using the average rate during the year (U.S.$1.00 = C$1.2957). Mr. Jobin was required to hold at least 73,500 CN shares (his minimum stock ownership requirement for one year following cessation of employment). Mr. Foster joined the Company in March 2018 and has elected to receive his entire 2018 bonus payout in deferred share units in early 2019, which will count towards the achievement of his share ownership requirements. (3) (4) (5) CN has reviewed and increased its stock ownership guidelines as of January 1, 2019 (please refer to section “Increased Stock Ownership Guidelines and Other Plan Changes in 2019” on page 50 for more information). Anti-Hedging Policy Under the Company’s Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”. Change of Control Provisions The MLTIP and the Share Units Plan include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events: a) in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares; b) approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or c) approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company. The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs which are not then exercisable shall vest and become exercisable e) taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN. Executive Compensation Clawback CN’s clawback policy, adopted in 2008, applies to all CN executives. Under this policy, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where: a) the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) the incentive compensation payment received would have been lower had the financial results been properly reported. In addition, with respect to bonus or incentive based compensation awarded after March 7, 2017, in the event that any executive officer is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, whether or not there is a financial restatement, the Board may in its discretion, to the full extent permitted by governing law and to the extent it determines that it is in CN’s best interest to do so, require the reimbursement of some or all of the after-tax amount of any incentive compensation already paid in the previous 24 months or forfeit his or her vested or unvested incentive awards in accordance with plan terms. 49 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS

Increased Stock Ownership Guidelines and Other Plan Changes in 2019

The Company believes that its senior leaders have a very significant impact on CN's financial and operational results as well as its long-term growth. To further align with CN's shareholder interests, the Company has increased its stock ownership guideline levels, as of January 1, 2019, as follows:

	2018 AND BEFORE	2019 AND AFTER[1]
President and CEO	5 times base salary	8 times base salary
Executive Vice-Presidents	3 times base salary	5 times base salary
Senior Vice-Presidents	3 times base salary	4 times base salary
Vice-Presidents	1.5 to 2 times base salary	2 to 2.5 times base salary
Senior Management	1 times base salary	1.5 times base salary

(1) All employees subject to stock ownership guidelines before January 1, 2019 were given an additional two years to comply with the increase in ownership guidelines.

The time period to meet the new requirements remains at five (5) years, except for the lower level of senior management employees who have seven (7) years to comply.

In addition, in 2018, the Committee initiated its review of CN's compensation programs and approved changes effective as of January 1, 2019, which aim to further emphasize leadership accountability in the achievement of the Company's safety agenda as well as align certain plan features with market practice.

- The corporate safety component, representing 10% of the AIBP, was extended to all senior management employees. It was previously applicable only to executives.
- The retirement notice period under the AIBP was reduced from six to three months to facilitate the planning surrounding the retirement process.
- The retirement definition for the long-term incentive plans was amended for awards made in 2019 and after, to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and 7 years of continuous service. The same retirement definition will also apply to the AIBP starting on January 1, 2020.
- In the case of an involuntary termination without cause, death or disability, the vesting of the PSUs, for awards made in 2019 and after, will be prorated based on the number of completed months in active service during the three-year plan period. It was previously based on the prorated number of years in active service during the plan period, where a year was considered completed if 9 months had elapsed during such year.
- In the case of an involuntary termination without cause, the three-month continued vesting provision applicable to stock options was removed for awards made in 2019 and after. For greater clarity, the vested stock options at the time of involuntary termination without cause remain exercisable for a period of three months from the termination date, however, no stock options become vested during such three-month period.
- In the case of death, all unvested options will vest immediately and shall remain exercisable for a period of 12 months from the date of death. Previously the vesting was prorated upon death.

Risk Mitigation in Our Compensation Program

One of the Company's fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation philosophy and program that aligns with the Company's business strategy, emphasizes pay-for-performance, and encourages the right behaviours. Hence, many characteristics of the Company's executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation:

Structured Process

- An annual review of the performance measures under the Company's AIBP and Share Units Plan takes place to ensure their continued relevance.
- The Committee completes a formal assessment of performance each year, and can then use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances.
- Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for their consideration prior to the Committee and the Board approving such grants.

Balanced Program

- The compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, approximately 80% of NEOs' target total direct compensation is directly linked to the Company's performance).
- The corporate component of the AIBP includes five performance measures that are appropriately balanced between "top-line" and "bottom-line" measures, thus diversifying the risk associated with the use of any single performance measure (please refer to section "Annual Incentive Bonus Plan" on page 44 for more information).
- The safety component of the AIBP includes two standard safety metrics and further increases diversification of the plan, thus reducing the potential risk associated with the plan.
- There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk.
- The LTI awards, which constitute a significant portion of NEO compensation, vest over a three- or four-year period, motivating executives to create longer-term value.
- The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions.
- Payout of PSUs subject to ROIC performance is also contingent upon meeting a minimum share price condition that triggers payment only if share price appreciates during the three-year term.
- The use of Relative TSR performance measures strengthen alignment between executive pay and shareholders return.
- The use of the same performance measure (ROIC) for the AIBP (one year) and PSUs (three-year average) ensures balance between short- and long-term performance sustainability on key capital investment expenditures.

Fixed Limits on Variable Compensation

- The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum.
- The CITO participates in the Defined Contribution Plan, which limits CN's exposure to risk. The Former President and CEO also participated in the Defined Contribution Plan.

Protection Mechanisms

- The Company's executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and long-term incentive awards received by executives (please refer to section "Executive Compensation Clawback" on page 49 for more information).

100 COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
50

• The NEOs are not governed by employment contracts and the long-term incentive plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change in Control. • Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities. • In order to further align their interests with those of shareholders, executives and senior management employees (202 individuals) are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain his stock ownership level for one year after retirement (please refer to section “Stock Ownership” on page 48 for more information). • Commencing at various dates, for executives and senior management employees, the payout of LTI awards and the payment of retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (please refer to section “Non-Compete/Non-Solicitation Provisions” on page 49 for more information). Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval. In 2018, Willis Towers Watson was mandated to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the risk assessment report and in discussing the finding provided by Willis Towers Watson. The Committee supports the conclusion from the Willis Towers Watson risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to members of the Committee, are held at the start of each of the Committee meetings to allow for discussion regarding any compensation or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit and the Human Resources and Compensation Committees, particularly with regard to risk monitoring. As such, Donald J. Carty, Chair of the Audit Committee, is a member of the Human Resources and Compensation Committee; and, the Honorable Kevin G. Lynch, Chair of the Human Resources and Compensation Committee, is a member of the Audit Committee. The Honorable Kevin G. Lynch is also a member of the Strategic Planning Committee. These overlaps effectively provide a link between committees’ risk oversight responsibilities. Compensation of the NEOs Jean-Jacques Ruest President and Chief Executive Officer Mr. Ruest was appointed President and CEO on July 24, 2018, after having served as Interim President and Chief Executive Officer from March 5, 2018. He joined CN in 1996 and held several positions within the sales and marketing team, including the position of Executive Vice-President and Chief Marketing Officer (“CMO”) from January 2010 to July 2018. Mr. Ruest is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he had more than 15 years of experience working for a major international chemical company. Mr. Ruest holds a Master’s in Business Administration in Marketing from HEC Montréal and a Bachelor of Science degree in Applied Chemistry from Université de Sherbrooke. He also completed the executive program from the University of Michigan’s business school. As President and CEO, Mr. Ruest is responsible for providing leadership and vision for CN, as well as achieving strategic and operational goals that will build long-term shareholder value. More details on his role are available in the Company’s Corporate Governance Manual, available at www.cn.ca, under Delivering Responsibly/Governance. Compensation The President and CEO’s annual compensation takes into account factors such as competitive positioning against market, economic outlook, and leadership abilities. The President and CEO’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. The President and CEO serves at the discretion of the Board and does not have an employment contract. Up to July 23, 2018, as Interim President and Chief Executive Officer and Executive Vice-President and CMO, Mr. Ruest’s annual base salary was established at U.S.$615,000 (C$796,856) to maintain his competitive position against market, and his target bonus was 80% of his base salary. Upon the appointment of Mr. Ruest as President and CEO on July 24, 2018, independent members of the Board reviewed and approved his annualized compensation, consisting of a base salary of U.S.$750,000 (C$971,775). Under the AIBP, Mr. Ruest’s target bonus was adjusted to 120% of his base salary for the period from July 24, 2018 to December 31, 2018. In addition, the Board approved an annualized long-term incentive grant of U.S.$5,850,000. The LTI award was adjusted to reflect Mr. Ruest’s mid-year appointment as President and CEO, inclusive of the award granted to him as Executive Vice-President and CMO in January 2018. PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the Management Long-Term Incentive Plan. Grants to the President and CEO are made on the same basis and conditions as those of the other NEOs of the Company, subject to the 20% limitation under the MLTIP (1). In 2018, Mr. Ruest received 37,121(2) PSUs and 120,440 (2) stock options. The fair value of these awards is included in the Summary Compensation Table on page 56, under the Share-Based Awards and Option-Based Awards columns. (1) Under the MLTIP, no executive can be granted more than 20% of the overall grant in a year. Mr. Ruest did not reach his limit in 2018. (2) Includes PSUs and stock options granted to Mr. Ruest in January 2018 as Executive Vice-President and CMO. 51 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS

2018 Key Accomplishments and Determination of the Annual Incentive Bonus Award

Mr Ruest's performance is measured against objectives approved annually by the Committee and the Board. In 2018, the individual goals as President and CEO for Mr. Ruest included: operational and service excellence (25%); top-line focus, business development and evolving strategy (20%); employee engagement, corporate culture and team building (15%); stakeholder and regulatory engagement (15%); and safety (25%).

Specific measures, both quantitative and qualitative, are considered in each of the above-mentioned categories. Additional details on each category are presented below. The Committee reviewed Mr. Ruest's performance in each category and recommended for Board approval the management's recommendation of an individual performance factor of 160%. Based on the Company's financial and safety performance, as well as Mr. Ruest's individual performance, the Committee recommended to the Board the approval of the President and CEO's annual incentive bonus payout of U.S.$1,156,851 (C$1,577,598).

Operational and Service Excellence

In 2018, capital investments were deployed to enhance cost, service reliability and ultimately to build a competitive edge. Investments included $1.0 billion in strategic initiatives, such as line capacity upgrades and information technology initiatives, in order to increase capacity, enable growth and improve network resiliency. An investment of $0.5 billion was also deployed on equipment capital expenditures. These investments contributed to a new RTM record and increased locomotive availability and reliability, through the maintenance strategy. CN has also hired and trained roughly 1,600 new conductors in 2018, with an additional 500 already in the pipeline and on track to be fully qualified in 2019.

Top-Line Focus, Business Development, and Evolving Strategy

In 2018, CN delivered solid top-line growth with revenues increasing by 10% to C$14,321 million compared to prior year. Elevated capital investments in capacity upgrades allowed CN to carry 5% more in terms of RTMs, a record level for the Company. CN also carried on with its growth strategy through the acquisition of The TransX Group of Companies, which will allow CN to expand its coast-to-coast domestic intermodal.

Employee Engagement, Corporate Culture, and Team Building

As at December 31, 2018, CN employed a total of 25,720 employees of which approximately 79% were unionized employees. 2018 was an important year in terms of labour relations, as the Company successfully renewed its collective agreements in Canada with the TCRC-represented locomotive engineers, USW, covering trackworkers, and Unifor-Shopcraft. In the US, national bargaining concluded in 2018 with successor collective bargaining agreements in place for all railroad unions covering CN's non-operating craft employees, and 67% of our collective agreements covering operating employees were also closed.

Continuing to build a solid team of railroaders is a key component of CN's strategic agenda and takes many forms, from diversity and talent development, to training and innovation. The Company continued its efforts to advance diversity across the organization resulting in CN being recognized as one of Canada's Best Diversity Employers for the second straight year. Several initiatives were implemented to develop talent, including the implementation of the first wave of McKinsey's Talent to Value methodology. Additionally, in 2018, CN surveyed its management population on their level of engagement and enablement. Overall, the survey results were very good and generally higher than Korn Ferry's Transportation and North American norms, which indicates that CN has created a positive overall management climate which it intends to sustain and leverage for continued performance.

Stakeholder and Regulatory Engagement

In 2018, CN continued its community and stakeholder engagement efforts. CN is actively involved in building safer, stronger communities through the direct connections it makes with the communities in which it operates, like engaging with the farming community through an increased presence, community partnerships, social media and a new podcast.

In 2018, CN continued to engage with the investment community, from the Company's largest shareholders and to potential investors, in order to thoroughly convey its strategic agenda.

Safety

CN continues to have unwavering commitment to safety and connectivity with its employees, which is central to having a skilled, safe and engaged workforce. The Company connects employees to this core value by sharing the message that safety is everyone's responsibility and engaging leaders in the field, who have the greatest ability and impact to make safety a priority. As of January 1, 2019, all senior management employees (approximately 175 individuals) will have safety as part of their compensation plan, in addition to executive employees who already have the safety component included in their AIBP.

Focus is also on reducing employee injuries. The two CN campuses trained over 10,400 experienced railroaders, new hires and customers over the 2018 year. The Company also continued its successful *Looking Out for Each Other* program, which urges its team members to work together to be vigilant about safety and to speak up if they spot an unsafe situation.

2018 Target Total Direct Compensation Summary

	2018 TOTAL DIRECT COMPENSATION (AT TARGET)[1]	
	U.S.$	AS A % OF TOTAL DIRECT COMPENSATION
Salary	750,000	10.0%
AT-RISK COMPENSATION		
Annual Incentive Bonus	900,000	12.0%
Performance Share Units	3,217,500	42.9%
Stock Options	2,632,500	35.1%
TOTAL DIRECT COMPENSATION (target)	7,500,000	

(1) Amounts are on an annualized basis and are effective upon Mr. Ruest's appointment as President and CEO on July 24, 2018. Details regarding Mr. Ruest's compensation for the first half of 2018 are included in the amounts set forth in the Summary Compensation Table on page 56.

2018 Target Pay Mix


78.0%
LTI (Fair Value)
12.0%
Target
Bonus
10.0%
Base Salary
90.0%
Pay-at-Risk

COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
52

Ghislain Houle Executive Vice-President and Chief Financial Officer Michael Cory Executive Vice-President and Chief Operating Officer Mr. Houle was appointed Executive Vice-President and CFO on July 1, 2016. His responsibilities at CN include financial management, investor relations, procurement and supply management. Mr. Houle joined the Company in 1997 and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President, Financial Planning, before being appointed to his current position. In 2018, Mr. Houle’s base salary was increased to U.S.$590,000 (C$764,463) to reflect his competitive positioning and experience. Under the AIBP, his 2018 target bonus was 80% of base salary. In addition, Mr. Houle received 18,773 PSUs and 60,908 stock options in 2018, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2018 AIBP Objectives Mr. Houle’s performance in 2018 was assessed against individual performance objectives which included: solid, disciplined finance function; operational and service excellence; evolving the strategy agenda; employee engagement, corporate culture, and team building; stakeholder and regulatory engagement; and safety. Mr. Houle was assessed as having exceeded his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Houle received a 2018 annual bonus in the amount of U.S.$726,880 (C$991,246). Mr. Cory is responsible for the Company’s North American rail operations. He was appointed Executive Vice-President and COO on July 1, 2016. Mr. Cory started with CN in 1981 at the Symington Yard Diesel Shop in Winnipeg. Over the years, he has held various operations positions before leading two out of the three CN operating regions as Senior Vice-President, Eastern Region, and Senior Vice-President, Western Region, from April 2009 until his appointment as Executive Vice-President and COO. In 2018, Mr. Cory’s base salary was increased to U.S.$620,000 (C$803,334) to reflect his competitive positioning and experience. Under the AIBP, his 2018 target bonus was 80% of base salary. In addition, Mr. Cory received 20,430 PSUs and 66,282 stock options in 2018, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2018 AIBP Objectives Mr. Cory’s performance in 2018 was assessed against individual performance objectives which included: safety, operational and service excellence; creating value for customers and shareholders; and people. Mr. Cory was assessed as having met his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Cory received a 2018 annual bonus in the amount of U.S.$724,160 (C$987,537). 2018 Target Total Direct Compensation Summary 2018 TOTAL DIRECT COMPENSATION (AT TARGET) 2018 Target Total Direct Compensation Summary 2018 TOTAL DIRECT COMPENSATION (AT TARGET) AS A % OF TOTAL DIRECT COMPENSATION U.S.$ AS A % OF TOTAL DIRECT COMPENSATION U.S.$ Salary 620,000 20.9% Salary 590,000 21.3% AT-RISK COMPENSATION AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 496,000 1,017,688 832,502 16.7% 34.3% 28.1% Annual Incentive Bonus Performance Share Units Stock Options 472,000 935,143 765,004 17.1% 33.9% 27.7% TOTAL DIRECT COMPENSATION (target) 2,966,190 TOTAL DIRECT COMPENSATION (target) 2,762,147 2018 Target Pay Mix 2018 Target Pay Mix 20.9% Base Salary 79.1% Pay-at-Risk 21.3% Base Salary 78.7% Pay-at-Risk 53 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS 61.6% LTI (Fair Value) 17.1% Target Bonus 62.4% LTI (Fair Value) 16.7% Target Bonus

Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer Michael Foster Senior Vice-President and Chief Information and Technology Officer Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary, in December 2000 and CN’s Executive Vice-President Corporate Services and CLO in December 2008. He is responsible for a wide array of legal, governmental, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN’s Corporate Governance practices, as well as overseeing CN’s Code of Business Conduct and ethics program. Mr. Finn led CN’s tax function and was appointed CN’s Vice-President, Treasurer and Principal Tax Counsel, in January 2000. Before joining the Company, he was the Managing Tax Partner for a major Montreal law firm. Mr. Finn graduated from the Faculty of Law of Université de Montréal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program offered by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto. In 2018, Mr. Finn’s base salary was increased to U.S.$570,000 (C$738,549) to reflect his competitive positioning and experience. As in 2017, Mr. Finn’s target bonus for 2018 was 80% of base salary under the AIBP. In addition, Mr. Finn received 16,752 PSUs and 54,351 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2018 AIBP Objectives Mr. Finn’s performance in 2018 was assessed against individual performance objectives which included: successfully taking CN’s stakeholder engagement to the highest standards; leading key strategic initiatives associated with corporate services; leadership development and succession; corporate governance; and being a trusted advisor to the Board, the CEO and the executive team at CN. Mr. Finn was assessed as having exceeded his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Finn received a 2018 annual bonus in the amount of U.S.$684,000 (C$932,771). Mr. Foster joined CN in March 2018 as Senior Vice-President and CITO where he is responsible for the strategy and development of CN’s information systems and operational technology platforms. Before joining CN, Mr. Foster was Senior Vice-President IT and Chief Information Officer at FedEx Freight. Prior to that, he served for 21 years at FedEx Express in the Europe Middle East & Africa (EMEA) Region as the Regional CIO for the EMEA Region as well as the SVP IT and International CIO for the EMEA and Asia Pacific Regions. Mr. Foster has significant experience driving change initiatives and holds a Bachelors’ Degree in International Business from Richmond College in the UK. Upon his hiring in March 2018, Mr. Foster’s base salary was set at U.S.$500,000 (C$647,850) to reflect his competitive positioning and experience. Mr. Foster’s target bonus for 2018 was 65% of base salary under the AIBP. In addition, Mr. Foster received 16,090 (1) PSUs and 52,199 (1) stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2018 AIBP Objectives Mr. Foster’s performance in 2018 was assessed against individual performance objectives which included: PTC implementation and deployment; Enable program; availability, integrity, performance, security, resilience of I&T operations; and people (evolution of the information and technology organization). Mr. Foster was assessed as having exceeded his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Foster received a 2018 annual bonus in the amount of U.S.$395,031 (C$538,704). 2018 Target Total Direct Compensation Summary 2018 TOTAL DIRECT COMPENSATION (AT TARGET) (1) AS A % OF TOTAL DIRECT COMPENSATION U.S.$ Salary 500,000 35.1% AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 325,000 330,000 270,000 22.8% 23.2% 18.9% 2018 Target Total Direct Compensation Summary 2018 TOTAL DIRECT COMPENSATION (AT TARGET) TOTAL DIRECT COMPENSATION (target) 1,425,000 AS A % OF TOTAL DIRECT COMPENSATION U.S.$ (1) Amounts are on an annualized basis and exclude the special hiring award of U.S.$1,500,000 granted to Mr. Foster, of which 50% was paid in the form of LTI and 50% in cash. The special award was provided to Mr. Foster upon his hiring at CN in March 2018 in order to mitigate the compensation losses he incurred by leaving FedEx and was determined based on a review of his then outstanding short-and long-term compensation, both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. The portion paid in LTI is subject to the terms and conditions of the Share Unit Plan and the MLTIP. The portion paid in cash is subject to a 24-month clawback provision in the case of resignation or termination for cause. Amounts also exclude the 2018 tax equalization amount (C$400,786) provided by the Company as part of Mr. Foster’s relocation to CN’s head office in Canada, in order to maintain Mr. Foster’s compensation on a post-tax basis at a similar level had he remained in the U.S. Details regarding Mr. Foster’s compensation are included in the amounts set forth in the Summary Compensation Table on page 56. Salary 570,000 23.2% AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 456,000 783,831 641,342 18.6% 32.0% 26.2% TOTAL DIRECT COMPENSATION (target) 2,451,172 2018 Target Pay Mix 2018 Target Pay Mix 23.2% Base Salary 76.8% Pay-at-Risk 35.1% Base Salary 64.9% Pay-at-Risk (1) Including Mr. Foster’s special hiring award of US$1,500,000 of which 50% was paid in the form of LTI and 50% in cash. The special award was provided to Mr. Foster upon his hiring at CN in March 2018 in order to mitigate the compensation losses he incurred by leaving FedEx and was determined based on a review of his then outstanding short-and long-term compensation, both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. The portion paid in LTI is subject to the terms and conditions of the Share Unit Plan and the MLTIP. The portion paid in cash is subject to a 24-month clawback provision in case of resignation or termination for cause. 54 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 20 19 42.1% LTI (Fair Value) 22.8% Target Bonus 58.2% LTI (Fair Value) 18.6% Target Bonus

Luc Jobin Former President and Chief Executive Officer TOTAL DIRECT COMPENSATION AWARDED (1) (C$000s) CURRENT VALUE AS AT DEC. 31, 2018 (2) (C$000s) Claude Mongeau Claude Mongeau Claude Mongeau (3) Luc Jobin (5) Luc Jobin Luc Jobin (7) Jean-Jacques Ruest (9) 2014 2015 2016 2016 2017 2018 2018 9,219 9,847 5,742 5,478 11,792 2,089 4,575 25,594 17,155 4,861 (4) 11,800 On March 5, 2018, the Board of Directors announced that Mr. Jobin had left the Company. Mr. Jobin was President and CEO since July 1, 2016. In 2018, Mr. Jobin’s annual base salary remained at U.S.$1,075,000 (C$1,392,878), and, as in prior years, his target bonus under the AIBP was 120% of base salary. PSUs and stock options were granted to the Former President and CEO pursuant to the Share Units Plan and the MLTIP. Grants to the Former President and CEO were made on the same basis and conditions as those to the other NEOs of the Company, subject to the 20% limitation under the MLTIP. In 2018, Mr. Jobin received 69,258 PSUs and 174,000 stock options, which were forfeited upon his departure. As required by Canadian disclosure rules, the fair value of these forfeited awards at time of grant is included in the Summary Compensation Table on page 56, under the Share-Based Awards and Option-Based Awards columns. As a result of his departure from the Company, and as per the terms of the plans and his separation agreement: • Mr. Jobin did not receive a bonus for 2018. • Mr. Jobin received a separation payment equivalent to 18 months of his base salary. • Mr. Jobin agreed to waive any and all rights to 50% of PSUs awarded to him in 2017. • PSUs and stock options awarded in 2018 were forfeited upon his departure. 9,617 (6) 348 (8) 3,888 (1) Includes salary and variable compensation awarded during the year, as reported in the Summary Compensation Table each year. For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of any exercised stock options, the value of unexercised “in-the-money” stock options as at December 31, 2018, the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2018, assuming a 100% performance factor. The compensation awarded for Mr. Mongeau was pro-rated to June 30, 2016. PSUs awarded in 2016 were forfeited upon retirement on January 31, 2017 and were not included as at December 31, 2018. The compensation awarded for Mr. Jobin was pro-rated to reflect the appointment date of July 1, 2016. As part of his separation agreement, Mr. Jobin agreed to waive any and all rights to 50% of PSUs awarded to him in 2017. Therefore, these PSUs were cancelled and were not included as at December 31, 2018. The compensation awarded for Mr. Jobin was pro-rated to his departure date. PSUs and stock options awarded in 2018 were forfeited upon his departure in March 2018 and were not included as at December 31, 2018. The compensation awarded for Mr. Ruest was pro-rated to reflect the appointment date of July 24, 2018. (2) (3) (4) (5) (6) (7) (8) (9) President and CEO Compensation Look-Back Table and Five-Year TSR Comparison CN’s compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, limited value would be delivered to the President and CEO. Over the last five years, CN’s strong operational and financial performance resulted in above target payouts, reflective of the Company’s TSR performance of 81%. The table on the right compares the total direct compensation awarded to CN’s President and CEOs over the past five years, as reflected in the Summary Compensation Table, to the current value (both realized and realizable) as at December 31, 2018. Compensation outcomes are set against the performance graph which indicates the yearly cumulative total shareholder return on a $100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2013 to the period ended December 31, 2018. It assumes reinvestment of all dividends during the covered period. $300 $200 $100 CNR CNI S&P/TSX S&P 500 $0 DEC-13 DEC-14 DEC-15 DEC-16 DEC-17 DEC-18 CNR (C$) CNI (U.S.$) S&P/TSX (C$) S&P 500 (U.S.$) 100 100 100 100 134 123 111 114 132 101 101 115 157 124 123 129 183 154 134 157 181 141 122 150 Over the last five years, the total compensation in Canadian dollars paid, as per the Summary Compensation Table, increased by an average of 8.6% (3.9% when taking into account forfeited amounts) per year for the NEOs as a result of currency fluctuation and compensation increases. The total compensation for our NEOs over this period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and directly linked to CN’s share price. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. 55 2013 2014 2015 2016 2017 2018 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS

Cost of Management Ratio

The cost of management ratio expresses the total compensation reported for the NEOs as a percentage of the Company's adjusted net income.

	2014	2015	2016	2017	2018
Total compensation reported for the NEOs (C$ million) (1)	23.0	25.8	29.8	29.2	25.0
Adjusted Net Income (C$ million) (2)	3,095	3,580	3,581	3,778	4,056
Cost of management ratio	0.7%	0.7%	0.8%	0.8%	0.6%

(1) Total compensation as reported in the summary compensation table each year (including only active NEOs as at December 31 of any year).

(2) See the section entitled Adjusted performance measures in CN's Management's Discussion and Analysis included in the Company's 2018, 2017 and 2016 Annual Reports for an explanation of this measure and reconciliation to the nearest GAAP measure.

Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S.-denominated compensation from the selected Class I Railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 58 — Total Compensation for the NEOs in U.S. Dollars.

Summary Compensation Table in Canadian Dollars

On March 5, 2018, the Board of Directors announced that Mr. Jobin had left the Company and appointed Mr. Jean-Jacques Ruest Interim President and Chief Executive Officer, in addition to retaining his position as Executive Vice-President and CMO. On July 24, 2018, Mr. Jean-Jacques Ruest was appointed President and CEO. The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the Canadian securities disclosure rules issued by the CSA, for the years ended December 31, 2018, 2017, and 2016. Fluctuation in the exchange rate affects year-over-year comparability.

Compensation in Canadian $

NAME AND PRINCIPAL POSITION	YEAR	SALARY (C$)	SHARE-BASED AWARDS(1) (C$)	OPTION-BASED AWARDS(2) (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS(3) (C$)	PENSION VALUE(4) (C$)	ALL OTHER COMPENSATION(5) (C$)	TOTAL COMPENSATION (C$)
Jean-Jacques Ruest President and Chief Executive Officer	2018	873,383(6)	2,508,845	2,052,555	1,577,598	1,449,000	24,034	8,485,415
	2017	772,667	1,297,533	1,061,254	957,407	531,000	21,535	4,641,396
	2016	761,760	1,333,268	1,090,665	813,435	484,000	21,223	4,504,351
Luc Jobin(7) Former President and Chief Executive Officer	2018	348,219(8)	4,263,432(9)	2,700,480(10)	–	340,546	2,098,534(11)	9,751,211(12)
	2017	1,395,995	5,150,586(13)	2,686,640	2,558,978	485,604	37,032	12,314,835(12)
	2016	1,106,208(14)	2,751,741	2,251,154	1,856,753	305,588	30,722	8,302,166
Ghislain Houle(7) Executive Vice-President and Chief Financial Officer	2018	764,463	1,155,645	945,292	991,246	268,000	19,828	4,144,474
	2017	733,709	1,081,352	884,373	920,499	506,000	18,722	4,144,655
	2016	524,498(15)	533,362	436,262	649,864	4,368,000(16)	12,700	6,524,686
Michael Cory(7) Executive Vice-President and Chief Operating Officer	2018	803,334	1,257,654	1,028,697	987,537	57,000	6,389	4,140,611
	2017	772,667	1,353,086(17)	1,061,254	969,375	161,000	14,209	4,331,591
	2016	602,784(18)	724,404	592,576	705,124	4,143,000(19)	15,259	6,783,147
Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer	2018	738,549	1,010,640	826,679	932,771	466,000	19,884	3,994,523
	2017	720,723	1,009,208	825,423	893,044	318,000	19,143	3,785,541
	2016	719,366	1,062,765	869,381	709,838	346,000	18,931	3,726,281
Michael Foster Senior Vice-President and Chief Information & Technology Officer	2018	510,427	969,868(20)	793,425(20)	538,704	68,978	1,381,718(20)(21)	4,263,120
	2017	–	–	–	–	–	–	–
	2016	–	–	–	–	–	–	–

(1) Valuation Disclosure for Share-Based Awards — The fair value of share-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes.

COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
56

A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented on page 58.

	WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WILLIS TOWERS WATSON VS. ACCOUNTING
2018 Share-Based Award					
ROIC	59%	January 25 – C$57.24	50.9%	January 25 – C$49.39[a]	January 25 – C$7.85
		March 8 – C$56.10	50.9%	March 8 – C$49.39[a]	March 8 – C$6.71
		March 19 – C$56.05	50.9%	March 19 – C$49.39[a]	March 19 – C$6.66
		July 26 – C$69.50	74.4%	July 26 – C$87.61	July 26 – (C$18.11)
TSR	77%	January 25 – C$74.71	105.9%	January 25 – C$102.74[a]	January 25 – (C$28.03)
		March 8 – C$73.21	105.9%	March 8 – C$102.74[a]	March 8 – (C$29.53)
		March 19 – C$73.15	105.9%	March 19 – C$102.74[a]	March 19 – (C$29.59)
		July 26 – C$90.71	130.45%	July 26 – C$153.67	July 26 – (C$62.96)
2017 Share-Based Award					
ROIC	59%	C$54.23	57.9%	C$53.19	C$1.04
TSR	77%	C$70.77	112.5%	C$103.37	(C$32.60)
2016 Share-Based Award					
ROIC	59%	January 28 – C$43.76	January 28 – 47.3%	January 28 – C$35.11	January 28 – C$8.65
		July 27 – C$49.50	July 27 – 66.4%	July 27 – C$55.68	July 27 – (C$6.18)
TSR	77%	January 28 – C$57.11	January 28 – 128.3%	January 28 – C$95.16	January 28 – (C$38.05)
		July 27 – C$64.60	July 27 – 116.6%	July 27 – C$97.85	July 27 – (C$33.25)

(a) All off-cycle ROIC and TSR awards granted in the first quarter of 2018 were expensed at a grant date fair value of C$49.39 and C$102.74 respectively.

(2) Valuation Disclosure for Option-Based Awards — The fair value of option-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of stock options awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes.

A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented on page 59.

	WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WILLIS TOWERS WATSON VS. ACCOUNTING
2018 Option-Based Award	16%	January 25 – C$15.52	15.6%	January 25 – C$15.10	January 25 – C$0.42
		March 8 – C$15.21	15.4%	March 8 – C$14.67	March 8 – C$0.54
		March 19 – C$15.20	15.3%	March 19 – C$14.57	March 19 – C$0.63
		July 26 – C$18.85	16.9%	July 26 – C$19.91	July 26 – (C$1.06)
2017 Option-Based Award	17%	C$15.62	15.6%	C$14.37	C$1.25
2016 Option-Based Award	19%	January 28 – C$14.09	January 28 – 14.0%	January 28 – C$10.39	January 28 – C$3.70
		July 27 – C$15.94	July 27 – 14.5%	July 27 – C$12.18	July 27 – C$3.76

(3) Represents the incentive award earned under the AIBP for the applicable year. Refer to page 44 for the details of the AIBP.

(4) Includes the compensatory value of pension benefits as reported in the "Defined Benefit Plans" and "Defined Contribution Plans" tables in the "Pension Plan Benefits" section on page 66 and excludes the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan for Messrs. Jobin and Foster. Refer to page 66 for details of the Defined Contribution Supplemental Executive Retirement Plans.

(5) Includes the value of perquisites, personal benefits, and other compensation (as applicable), such as post-retirement benefits or the employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 59.

(6) Mr. Ruest was appointed President and CEO effective July 24, 2018. Mr. Ruest's 2018 salary reflects five months as President and CEO and seven months as Executive Vice-President and CMO.

(7) Messrs. Jobin, Houle and Cory were appointed to their current position in 2016 and their compensation for that year reflects only a portion of their current position compensation.

(8) The amount shown represents the actual base salary earned in 2018 until Mr. Jobin's departure in March 2018.

(9) As per the Share Units Plan, the 2018 share-based award to Mr. Jobin was forfeited upon his departure in March 2018.

(10) As per the MLTIP, the 2018 option-based award to Mr. Jobin was forfeited upon his departure in March 2018.

(11) Includes a separation payment of U.S.$1,612,500 (C$2,089,316), equivalent to 18 month of base salary, made pursuant to the terms of his separation agreement with the Company.

(12) Amounts shown include awards which were forfeited as per the terms of the plans and Mr. Jobin's separation agreement. When taking into account these forfeited amounts, total compensation is C$2,787,299 for 2018 and C$9,626,351 for 2017. Refer to notes (9), (10) and (13) for more details.

(13) Share-base award for Mr. Jobin includes 4,824.34 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over 4 years, upon the deferral of his 2016 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$93.85, the share price on the day of the award. As per the terms of the plan 75% of these deferred share units were forfeited upon his departure in March 2018. In addition, as part of his separation agreement, Mr.Jobin agreed to waive any and all rights to 50% of PSUs awarded to him in 2017. Therefore, these PSUs were cancelled.

(14) Mr. Jobin was appointed President and CEO effective July 1, 2016. Mr. Jobin's 2016 salary reflects six months as President and CEO and six months as Executive Vice-President and CFO.

(15) Mr. Houle was appointed Vice-President and Corporate Comptroller effective March 7, 2016 and Executive Vice-President and CFO effective July 1, 2016. Mr. Houle's 2016 salary represents six months as Executive Vice-President and CFO, four months as Vice-President and Corporate Comptroller and two months as Vice-President Financial Planning.

(16) Represents a one-time value increase as a result of Mr. Houle's appointment as Executive Vice-President and CFO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Houle will remain with CN and retire at a future date with higher projected pensionable earnings.

(17) Mr. Cory's share-based award includes 591.94 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over 4 years, upon the deferral of a portion of his 2016 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$93.85, the share price on the day of the award.

(18) Mr. Cory was appointed Executive Vice-President and COO effective July 1, 2016. Mr. Cory's 2016 salary represents six months as Executive Vice-President and COO and six months as Senior Vice-President Western Region.

(19) Represents a one-time value increase as a result of Mr. Cory's appointment as Executive Vice-President and COO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Cory will remain with CN and retire at a future date with higher projected pensionable earnings.

(20) Includes a special hiring award of U.S.$1,500,000 (C$1,951,382) of which 50% was paid in the form of LTI and 50% in cash. The special award was provided to Mr. Foster upon his hiring at CN in March 2018 in order to mitigate the compensation losses he incurred by leaving FedEx and was determined based on a review of his then outstanding short- and long-term compensation, both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. The LTI award of U.S.$750,000 (C$979,607) is subject to the terms and conditions of the Share Unit Plan and the MLTIP, and is included in the 2018 share-based and option-based awards. The cash award of U.S.$750,000 (C$971,775) is included in the 2018 "All Other Compensation" amount, and is subject to a 24-month clawback provision in case of resignation or termination for cause.

(21) As part of Mr. Foster's relocation to CN's head office in Canada, this includes a 2018 tax equalization amount of C$400,786 provided by the Company in order to maintain Mr. Foster's compensation on a post-tax basis at a similar level had he remained in the U.S.

COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019
57

Total Compensation for the NEOs in U.S. Dollars

The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2018, 2017, and 2016. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S.-denominated compensation from the selected Class I Railroad comparator group.

NAME AND PRINCIPAL POSITION	YEAR	SALARY (U.S.$)	SHARE-BASED AWARDS (U.S.$)	OPTION-BASED AWARDS (U.S.$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS (U.S.$)	PENSION VALUE (U.S.$)	ALL OTHER COMPENSATION (U.S.$)	TOTAL COMPENSATION (U.S.$)
Jean-Jacques Ruest President and Chief Executive Officer	2018	674,063	1,974,665	1,615,676	1,156,851	1,152,653	18,549	6,592,457
	2017	595,000	990,074	809,869	761,600	395,472	16,583	3,568,598
	2016	575,000	948,765	776,392	605,820	349,711	16,020	3,271,708
Luc Jobin Former President and Chief Executive Officer	2018	268,750	3,449,950	2,185,440	–	270,898	1,619,614	7,794,652(1)
	2017	1,075,000	3,930,352	2,050,240	2,035,620	361,662	28,517	9,481,391(1)
	2016	835,000	2,018,477	1,651,429	1,382,850	220,801	23,190	6,131,747
Ghislain Houle Executive Vice-President and Chief Financial Officer	2018	590,000	935,143	765,004	726,880	213,189	15,303	3,245,519
	2017	565,000	825,118	674,887	732,240	376,853	14,417	3,188,515
	2016	395,907	396,074	323,965	483,998	3,156,069	9,586	4,765,599
Michael Cory Executive Vice-President and Chief Operating Officer	2018	620,000	1,017,688	832,502	724,160	45,342	4,931	3,244,623
	2017	595,000	1,032,492	809,869	771,120	119,908	10,942	3,339,331
	2016	455,000	533,555	436,481	525,154	2,993,497	11,518	4,955,205
Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer	2018	570,000	783,831	641,342	684,000	370,694	15,346	3,065,213
	2017	555,000	770,069	629,900	710,400	236,836	14,741	2,916,946
	2016	543,000	756,273	618,871	528,665	250,000	14,290	2,711,099
Michael Foster Senior Vice-President and Chief Information & Technology Officer	2018	393,939	742,655	607,596	395,031	54,871	1,066,387	3,260,479
	2017	–	–	–	–	–	–	–
	2016	–	–	–	–	–	–	–

(1) Amounts shown include awards which were forfeited as per the terms of the plans and Mr. Jobin's separation agreement. When taking into account these forfeited amounts, total compensation is U.S.$2,159,262 for 2018 and U.S.$7,429,787 for 2017.

Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards

The fair value of the LTI awards reflects their expected value on the date of the grant. Since 2014, the value is calculated based on Willis Towers Watson's expected life binomial methodology in an effort to align the valuation methodology used throughout the compensation review process for benchmarking, grant and disclosure purposes. Share-based awards represent the awards of PSUs under the Share Units Plan. Option-based awards represent the awards of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for PSUs and stock options considers the following assumptions:

Share-Based Awards (PSUs)

	2016 (JANUARY)	2016 (JULY)	2017 (JANUARY)
Closing share price on grant date (C$)	74.17	83.90	91.91
Risk-free interest rate over term of the award(1)	0.25% to 1.00% based on yield curve	0.25% to 1.00% based on yield curve	0.50% to 1.25% based on yield curve
Expected stock price volatility over term of the award(2)	19%	19%	20%
Expected annual dividends per share (C$)	1.25	1.25	1.50
Expected term(3)	3 years	3 years	3 years
Resulting fair value per unit (C$)	ROIC – 43.76 TSR – 57.11	ROIC – 49.50 TSR – 64.60	ROIC – 54.23 TSR – 70.77

Share-Based Awards (PSUs)

	2018 (JANUARY)	2018 (MARCH 8)	2018 (MARCH 19)	2018 (JULY)
Closing share price on grant date (C$)	97.02	95.08	95.00	117.80
Risk-free interest rate over term of the award(1)	0.75% to 1.25% based on yield curve	0.75% to 1.25% based on yield curve	0.75% to 1.25% based on yield curve	0.75% to 1.25% based on yield curve
Expected stock price volatility over term of the award(2)	19%	19%	19%	19%
Expected annual dividends per share (C$)	1.65	1.65	1.65	1.65
Expected term(3)	3 years	3 years	3 years	3 years
Resulting fair value per unit (C$)	ROIC – 57.24 TSR – 74.71	ROIC – 56.10 TSR – 73.21	ROIC – 56.05 TSR – 73.15	ROIC – 69.50 TSR – 90.71

COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019

58

Option-Based Awards

	2016 (JANUARY)	2016 (JULY)	2017 (JANUARY)
Closing share price on grant date (C$)	74.17	83.90	91.91
Risk-free interest rate over term of the award (1)	0.25% to 2.50% based on yield curve	0.25% to 2.50% based on yield curve	0.50% to 2.25% based on yield curve
Expected stock price volatility over term of the award (2)	20%	20%	20%
Expected annual dividends per share (C$)	1.25	1.25	1.50
Expected term (3)	6.25 years	6.25 years	6.25 years
Resulting fair value per stock option (C$)	14.09	15.94	15.62

Option-Based Awards

	2018 (JANUARY)	2018 (MARCH 8)	2018 (MARCH 19)	2018 (JULY)
Closing share price on grant date (C$)	97.02	95.08	95.00	117.80
Risk-free interest rate over term of the award (1)	0.75% to 2.25% based on yield curve	0.75% to 2.25% based on yield curve	0.75% to 2.25% based on yield curve	0.75% to 2.25% based on yield curve
Expected stock price volatility over term of the award (2)	18%	18%	18%	18%
Expected annual dividends per share (C$)	1.65	1.65	1.65	1.65
Expected term (3)	6.25 years	6.25 years	6.25 years	6.25 years
Resulting fair value per stock option (C$)	15.52	15.21	15.20	18.85

(1) Based on the zero coupon yield curve rate commensurate with the expected term of a given award. The Willis Towers Watson expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate.

(2) Based on daily share prices, dividend data and average of volatilities for CN's NYSE and TSX-listed shares for a period commensurate with the expected term of a given award.

(3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation.

The share- and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility.

Details of "All Other Compensation" Amounts for 2018, 2017, and 2016 (1)

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS (2) (C$)		OTHER COMPENSATION (C$)	ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$)
Jean-Jacques Ruest	2018	Nil	ESIP employer contribution: Post-retirement benefits:	18,334 (3) 5,700 (4)	24,034
	2017	Nil	ESIP employer contribution: Post-retirement benefits:	16,235 (3) 5,300 (4)	21,535
	2016	Nil	ESIP employer contribution: Post-retirement benefits:	16,023 (3) 5,200 (4)	21,223
Luc Jobin	2018	Nil	ESIP employer contribution: Post-retirement benefits: Separation Payment:	7,118 (3) 2,100 (4) 2,089,316 (5)	2,098,534
	2017	Nil	ESIP employer contribution: Post-retirement benefits:	29,332 (3) 7,700 (4)	37,032
	2016	Nil	ESIP employer contribution: Post-retirement benefits:	23,222 (3) 7,500 (4)	30,722
Ghislain Houle	2018	Nil	ESIP employer contribution: Post-retirement benefits:	16,028 (3) 3,800 (4)	19,828
	2017	Nil	ESIP employer contribution: Post-retirement benefits:	15,422 (3) 3,300 (4)	18,722
	2016	Nil	ESIP employer contribution: Post-retirement benefits:	11,000 (3) 1,700 (4)	12,700
Michael Cory	2018	Nil	ESIP employer contribution: Post-retirement benefits:	4,989 (3) 1,400 (4)	6,389
	2017	Nil	ESIP employer contribution: Post-retirement benefits:	12,909 (3) 1,300 (4)	14,209
	2016	Nil	ESIP employer contribution: Post-retirement benefits:	12,659 (3) 2,600 (4)	15,259
Sean Finn	2018	Nil	ESIP employer contribution: Post-retirement benefits:	15,484 (3) 4,400 (4)	19,884
	2017	Nil	ESIP employer contribution: Post-retirement benefits:	15,143 (3) 4,000 (4)	19,143
	2016	Nil	ESIP employer contribution: Post-retirement benefits:	15,131 (3) 3,800 (4)	18,931
Michael Foster	2018	Nil	ESIP employer contribution: Special Cash Award: Tax Equalization Amount:	9,157 (3) 971,775 (6) 400,786 (7)	1,381,718

(1) This table outlines the perquisites and other compensation received by NEOs in 2018, 2017, and 2016. The amounts are calculated based on the incremental cost to the Company. The policy of the Company on the usage of the corporate aircraft provides that it is restricted to business-related purposes, save for certain exceptional circumstances.

(2) Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, club membership, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section "Executive Perquisites" on page 48 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as "Nil" in this column.

(3) Represents the value of the Company-match under the ESIP. See section "Employee Share Investment Plan" on page 48 for more details.

(4) Represents the service cost for post-retirement benefits, if applicable.

(5) Represents the total amount payable to Mr. Jobin pursuant to the terms of his separation agreement with the Company following his departure in March 2018, representing a payment of C$2,089,316 which is the equivalent of 18 months of base salary. Exchange rate of U.S.$1.00 = C$1.2957.

(6) Represents a special cash award of U.S.$750,000 (C$971,775) paid to Mr. Foster upon his hire in March 2018 to mitigate his compensation losses incurred as a result of his departure from FedEx. The cash award is subject to a 24-month clawback provision in case of resignation or termination for cause. See Note 1 on page 54 for more details.

(7) Represents the 2018 tax equalization amount provided by the Company as part of Mr. Foster's relocation to CN's head office in Canada, in order to maintain Mr. Foster's compensation on a post-tax basis at a similar level had he remained in the U.S.

COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
59

Incentive Plan Awards

Share-Based and Option-Based Awards in 2018

The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, grants of stock options made under the MLTIP and awards of Company-matched deferred share units ("DSUs") under the VIDP in 2018, if any.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT (C$)	AWARD'S GRANT DATE FAIR VALUE(1) (C$)
Jean-Jacques Ruest	January 25, 2018	PSUs(2)	20,153	December 31, 2020	97.02	1,240,593
		Options(3)	65,387	January 25, 2028	97.02	1,014,806
	July 26, 2018	PSUs(2)	16,968	December 31, 2020	117.80	1,268,252
		Options(3)	55,053	July 26, 2028	117.80	1,037,749
Luc Jobin	January 25, 2018	PSUs(2)(4)	69,258	December 31, 2020	97.02	4,263,432
		Options(3)(5)	174,000	January 25, 2028	97.02	2,700,480
Ghislain Houle	January 25, 2018	PSUs(2)	18,773	December 31, 2020	97.02	1,155,645
		Options(3)	60,908	January 25, 2028	97.02	945,292
Michael Cory	January 25, 2018	PSUs(2)	20,430	December 31, 2020	97.02	1,257,654
		Options(3)	66,282	January 25, 2028	97.02	1,028,697
Sean Finn	March 8, 2018	PSUs(2)	16,752	December 31, 2020	95.08	1,010,640
		Options(3)	54,351	March 8, 2028	95.08	826,679
Michael Foster	March 19, 2018	PSUs(2)	16,090(6)	December 31, 2020	95.00	969,868
		Options(3)	52,199(6)	March 19, 2028	95.00	793,425

(1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to footnotes 1 and 2 of the Summary Compensation Table on page 58.

(2) The PSUs granted in 2018 were made under the Share Units Plan. The payout of PSUs granted in 2018 to NEOs is subject to two distinct performance measures. Seventy percent (70%) of the PSU award is subject to the achievement of ROIC objectives for the period ending on December 31, 2020, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$102.88 or U.S.$80.71. The remaining 30% is subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2020. Details are described under "Performance Share Units: 2018 Award" on page 47.

(3) The stock options granted in 2018 were made under the MLTIP and vest over a period of four years, with 25% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section "Management Long-Term Incentive Plan" on page 63 for a description of the plan.

(4) As per the Share Units Plan, the 2018 share-based award for Mr. Jobin was forfeited upon his departure in March 2018.

(5) As per the MLTIP, the 2018 option-based award for Mr. Jobin was forfeited upon his departure in March 2018.

(6) Includes PSUs and stock options granted to Mr. Foster upon his hiring in March 2018, for a total fair value of U.S.$750,000 (C$979,607), to mitigate his compensation losses incurred as a result of his departure from FedEx. See Note 1 on page 54 for more details.

02 COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019
60

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2018.

	OPTION-BASED AWARDS(1)				SHARE-BASED AWARDS		
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE(2) (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(3) (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED(4) (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(5) (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED(6) (C$)
Jean-Jacques Ruest	55,053	122.96	2028/07/26	7,318,447	59,370	6,000,158	22,131,224
	65,387	107.05	2028/01/25				
	67,942	95.64	2027/01/26				
	77,407	71.98	2026/01/28				
	57,090	91.37	2025/01/29				
	60,120	72.18	2024/02/03				
	65,560	64.33	2023/01/24				
Luc Jobin	129,000	95.64	2027/01/26	2,558,459	40,277	4,070,547	9,798,035
	32,931	86.80	2026/07/27				
	42,630	71.98	2026/01/28				
	15,322	91.37	2025/01/29				
Ghislain Houle	60,908	107.05	2028/01/25	2,500,459	37,315	3,771,196	5,897,663
	56,618	95.64	2027/01/26				
	18,047	86.80	2026/07/27				
	10,546	74.17	2026/01/28				
	7,892	84.55	2025/01/29				
	8,260	58.71	2024/02/03				
	8,680	47.30	2023/01/24				
	11,200	38.29	2022/01/26				
Michael Cory	66,282	107.05	2028/01/25	2,394,564	43,123	4,358,190	5,457,124
	67,942	95.64	2027/01/26				
	19,722	86.80	2026/07/27				
	19,745	71.98	2026/01/28				
	14,273	91.37	2025/01/29				
	15,120	72.18	2024/02/03				
	16,200	64.33	2023/01/24				
Sean Finn	54,351	100.56	2028/03/08	1,249,841	34,057	3,441,930	4,000,409
	39,633	95.64	2027/01/26				
	30,852	71.98	2026/01/28				
	11,334	91.37	2025/01/29				
Michael Foster	52,199	99.20	2028/03/19	97,522	16,090	1,626,117	0

(1) Includes all stock options granted under the MLTIP and outstanding on December 31, 2018.

(2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2018, exchange rate of U.S.$1.00 = C$1.3637. The conversion of these option exercise prices results in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the "Share-Based and Option-Based Awards in 2018" table on page 60, under the "Share Price on Date of Grant" column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2018 exchange rate:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)	OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)
2028/07/26	90.17	122.96	2026/01/28	52.78	71.98
2028/03/19	72.74	99.20	2025/01/29	67.00	91.37
2028/03/08	73.74	100.56	2024/02/03	52.93	72.18
2028/01/25	78.50	107.05	2023/01/24	47.18	64.34
2027/01/26	70.13	95.64	2022/01/26	38.19	52.08
2026/07/27	63.65	86.80			

(3) The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2018, on the TSX (C$101.11) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2018, on the NYSE (U.S.$74.11) converted to Canadian dollars based on the December 31, 2018, exchange rate of U.S.$1 = C$1.3637 (i.e. U.S.$74.11 × 1.3637 = C$101.06) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

02 COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019
61

(4) Includes all PSUs outstanding on December 31, 2018, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved.

(5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2018 (C$101.11). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2018 (U.S.$74.11), converted to Canadian dollars based on the December 31, 2018 exchange rate of U.S.$1 = C$1.3637 (i.e. U.S.$74.11 × 1.3637 = C$101.06). The values assume that the target average Relative TSR and ROIC objectives (i.e. 100%) and the minimum share price condition are met. In accordance with the Share Units Plan, a performance vesting factor between 0% and 200% will apply to the awarded share units.

(6) Includes the value as at December 31, 2018 of the 2016 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2018 (C$101.11) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2018 (U.S.$74.11) converted to Canadian dollars based on the December 31, 2018 exchange rate of U.S.$1 = C$1.3637 (i.e. U.S.$74.11 × 1.3637 = C$101.06) for grants made in U.S. dollars. The payout of the 2016 PSUs awards was subject to two distinct performance measures. Seventy percent (70%) of the 2016 PSU award was subject to the achievement of ROIC objectives for the period ending on December 31, 2018, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$76.44 or U.S.$55.59. The average ROIC for the period ended on December 31, 2018 was 16.66%, exceeding the target for the plan period, and the minimum share price condition was met. The ROIC performance vesting factor was therefore 200.0%. The remaining thirty percent (30%) was subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2018. The Relative TSR performance of CN resulted in a Relative TSR performance vesting factor of 100.0%. The 2016 PSU awards were equity-settled for all NEOs on February 25, 2019.

Also includes the value as at December 31, 2018 of the DSUs that have vested under the terms of the VIDP based on the closing share price of the Company's common shares on the TSX of C$101.11. Units held under this deferred compensation plan are only payable upon cessation of employment (please refer to page 64 for more details on the Company's Deferred Compensation Plans). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2018:

NAME	2016 PSUs (C$)	ACCUMULATED DSUs (C$)	TOTAL (C$)
Jean-Jacques Ruest	5,018,627	17,112,597	22,131,224
Luc Jobin	9,798,035	0	9,798,035
Ghislain Houle	1,854,429	4,043,234	5,897,663
Michael Cory	2,558,936	2,898,188	5,457,124
Sean Finn	4,000,409	0	4,000,409
Michael Foster	0	0	0

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company's incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2018.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) (C$)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR(2) (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR(3) (C$)
Jean–Jacques Ruest	1,516,954	5,018,627	1,577,598
Luc Jobin	2,485,969	9,919,983	0
Ghislain Houle	483,274	1,854,429	991,246
Michael Cory	696,604	2,573,898	987,537
Sean Finn	1,233,543	4,000,409	932,771
Michael Foster	0	0	538,704

(1) Represents the value of the potential gains from stock options granted under the MLTIP in 2014, 2015, 2016, and 2017 that vested during the 2018 financial year. These grants all vest over four years, with 25% of stock options vesting on each anniversary date (see section "Management Long-Term Incentive Plan" starting on page 63 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2018 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see "Currency Exchange Information" on page 68). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2) Includes PSUs granted in 2016 that vested on December 31, 2018 under the Share Units Plan and DSUs that vested during the 2018 financial year.

(3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2018.

COMPENSATION DISCUSSION AND ANALYSIS
CN MANAGEMENT INFORMATION CIRCULAR 2019
62

Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year

The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2018 as well as PSUs which vested on December 31, 2018. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date.

	STOCK OPTIONS		PSUs	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE (C$)	VALUE REALIZED ON DECEMBER 31, 2018 (C$)	TOTAL VALUE REALIZED (C$)
Jean-Jacques Ruest	0	0	5,018,627	5,018,627
Luc Jobin	462,287	20,247,265	9,798,035	30,045,300
Ghislain Houle	0	0	1,854,429	1,854,429
Michael Cory	25,504	1,798,975	2,558,936	4,357,911
Sean Finn	52,855	1,643,181	4,000,409	5,643,590
Michael Foster	0	0	0	0

Management Long-Term Incentive Plan

The MLTIP was approved by the Company's shareholders on May 7, 1996, and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; January 27, 2015 and, on January 1, 2019.

Eligible participants under the MLTIP are employees of the Company or its affiliates as determined by the Board of Directors. Grants cannot be made to non-employee directors under the MLTIP. The maximum number of common shares that may be issued under the MLTIP is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the MLTIP, as at February 28, 2019.

Stock Options Outstanding and Available for Grant as of February 28, 2019

	NUMBER OF COMMON SHARES (#)	% OF OUTSTANDING COMMON SHARES
Stock options already granted and outstanding	4,608,238	0.64%
Stock options issuable under the MLTIP	14,800,656	2.04%
Shares issued following the exercise of stock options	100,591,106	13.87%

Stock Options Granted under the MLTIP as at December 31, 2018, 2017 and 2016

The following table presents information concerning stock options granted under the MLTIP as at December 31 of the years indicated below.

	2018	2017	2016
Number of stock options granted during the year	**1,099,753**	966,666	1,219,065
Number of employees who were granted stock options	**199**	189	185
Number of stock options outstanding at year-end	**4,198,175**	5,046,279	5,315,274
Weighted average exercise price of stock options outstanding	**C$79.73**	C$66.78	C$61.07
Number of stock options granted as a % of outstanding shares (1)	**0.15%**	0.13%	0.16%
Number of stock options exercised	**1,674,277**	1,179,684	1,619,735

(1) Annual burn rate, as calculated in accordance with Section 613(p) of the TSX Company Manual.

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the MLTIP and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares that may be issued to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options.

Stock Option Features

GRANT CURRENCY	SAME CURRENCY AS THE RECIPIENT'S SALARY
Exercise Price	At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date.
Term	Ten years
Vesting Criteria	Stock options may become exercisable on the anniversary date ("conventional stock options") and/or upon meeting performance targets ("performance options") as established for each grant. Since 2005, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary.
Termination Conditions	Stock options shall be cancelled upon the termination of a participant's employment for cause or if the participant voluntarily terminates employment. In the event that a participant's employment is terminated by the Company other than for cause, all stock options held by such participant continue to vest and shall be cancelled three months after termination of the participant's employment. For awards made in 2019 and after, all vested stock options at time of termination held by such participant shall be cancelled three months after termination of the participant's employment, and all unvested stock options at time of termination shall be cancelled at termination. In the case of retirement, stock options continue to vest and shall be cancelled three years after the retirement date. Since January 1, 2019, in the event of a participant's death, all available stock options immediately vest and may be exercised by the estate within a period of twelve months from the date of death. In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled. These conditions are subject to the discretion of the Committee.

COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019
63

At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the MLTIP. Such amendment provisions state that the Board of Directors or the Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of stock options under the MLTIP (“Options”) provided, however, that the Company shall obtain shareholder approval for: and introduces a minimum continuous service condition of five (5) years to be eligible for continued vesting and exercise of stock options upon retirement. In late 2018, the Board approved changes to the MLTIP which became effective as of January 1, 2019. The retirement definition of the MLTIP was amended for awards made in 2019 and after, to the earlier of (i) 55 years of age and twelve (12) years of continuous service, or (ii) 60 years of age and seven (7) years of continuous service. Another amendment was also made to remove the three-month continued vesting provision in case of involuntary termination without cause for awards made in 2019 and after. For greater clarity, the vested stock options at the time of involuntary termination without cause remain exercisable for a period of three months from the termination date, however no stock options become vested during such three-month period. Finally, the MLTIP was amended to provide immediate vesting of all stock options in case of death of the participant. (i) any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”); any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP; any amendment which would permit any Option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve; the addition in the MLTIP of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period; (ii) Deferred Compensation Plans The VIDP was introduced by the Company in 2002. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus into DSUs remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 48 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. In October 2014, CN modified its VIDP to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes affect DSU awards made in 2016 or after. As a result, amounts deferred in DSUs after January 1, 2016 are settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the VIDP, executives, including NEOs and senior management employees, were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. All NEOs have elected to convert their settlement in common shares purchased on the open market. No modification to the nature of the deferrals under the AIBP plan can be made, unless the Board of Directors approves an amendment to the plans. (iii) (iv) (v) (vi) (vii) (viii) any increase to the maximum number of common shares that may be issued: a. under the MLTIP to any participant during any calendar year; or b. under the MLTIP and under any other plan to any participant; (ix) the addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the MLTIP, unless the rights of the participants have terminated in accordance with the MLTIP. On March 4, 2008, the MLTIP was amended to include a “double-trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 49 for more details on such amendment. On January 27, 2015, the MLTIP was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the MLTIP was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 64 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 20 19

Employment Arrangements President and CEO Jean-Jacques Ruest was appointed President and CEO of the Company effective July 24, 2018. The independent members of the Board of Directors, upon the recommendation of the Committee, approved, at its July 24, 2018, meeting, the terms and conditions of Mr. Ruest’s employment. Mr. Ruest serves at the discretion of the Board and his employment as President and CEO is not subject to a fixed term. The President and CEO is eligible for the same compensation, benefit plans and programs as the other executives except for the following: • Under the AIBP, his target payout is 120% of base salary with a payout ranging from 0% to 240%. As of January 1, 2019, his target payout is increased to 140% of base salary with a payout ranging from 0% to 280%. • As of January 1, 2019, Mr. Ruest is required to maintain a minimum level of stock ownership equivalent to eight times his annual salary. He is also required to maintain this stock ownership level for one year following cessation of employment. • Mr. Ruest is limited to participating in only one outside public company board. Other NEOs The Company has not entered into written employment agreements with the other NEOs. It has only provided appointment letters setting forth general details of employment, which are all described in this Information Circular. Pension Plan Benefits Canadian Pension Plans and Other Retirement Arrangements CN Pension Plan (“CNPP”) and CN Pension Plan for Senior Management (“CNPPSM”) Messrs. Houle, Cory, Ruest and Finn participate in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target level. In 2018, the aggregate annual retirement benefit payable under both plans was subject to a maximum of C$2,944 per year of pensionable service and was calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the “YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) plus • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Under both the CNPP and CNPPSM, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to the Company’s consent. Retirement benefits vest immediately when participation begins. Special Retirement Stipend Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the “SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Messrs. Houle, Cory, Ruest and Finn have each signed a SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (approximately C$155,388 in 2018), multiplied by the number of years of pensionable service (maximum 35 years). Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the SRS agreement. SRS benefits for employees who entered into a SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into a SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds and secured through a combination of letters of credit and other financial instruments. Mr. Ruest’s annual benefit payable under the SRS is capped at C$1,000,000. Defined Contribution Pension Plan for Executives and Senior Management (“DCPP”) Mr. Foster participates in the DCPP and Mr. Jobin participated in the DCPP until his departure. The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Messrs. Houle, Cory, Ruest and Finn elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$26,500 in 2018). The contribution percentage for executives depends on age and service as follows: % OF PENSIONABLE EARNINGS POINTS (SUM OF AGE AND SERVICE) Up to 39 40–49 50–59 60 and above 6% 7% 8% 9% Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination. 65 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS

Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) Mr. Foster participates in the DC SERP and Mr. Jobin participated in the DC SERP until his departure. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP. By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawals or distributions are permitted prior to employment termination. Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation, and other covenants as a condition of payment of retirement benefits accruing as of the effective date. Defined Benefit Plans Table The following amounts have been calculated using the actuarial assumptions disclosed in Note 13 — Pensions and Other Post-retirement Benefits, on page 80 of the 2018 Annual Report and in Note 12 — Pensions and Other Post-retirement Benefits, on page 75 of the 2017 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2018 and are in Canadian dollars. PRESENT (1) The change in present value that is attributable to compensation includes the service cost net of employee contributions, the impact of any increase in earnings in excess or below what was assumed and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year. Annual benefits payable at year end represent accrued benefits as at December 31, 2018 (based on service and pay up to December 31, 2018), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits. The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for years after 2018. The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time. The change in present value that is attributable to non-compensatory elements includes changes in assumptions, interest cost, change in currency, employee contributions and gains and losses (other than for difference in earnings). The impact on the present value at the end of 2018 relating to non-compensatory elements was mainly due to interest on benefit obligation, an increase in the currency exchange rate and a change in demographic assumptions which increased the present value. This was partially offset by an increase in the discount rate. (2) (3) (4) (5) Defined Contribution Plans Table The table below includes amounts from the Company’s registered and non-registered defined contribution plans. ACCUMULATED VALUE AT START OF YEAR (C$) COMPENSATORY AMOUNT (1) (C$) NON-COMPENSATORY AMOUNT (2) (C$) ACCUMULATED VALUE AT YEAR END (C$) NAME Luc Jobin Michael Foster 2,562,965 0 340,546 68,978 2,201 10,831 2,905,712 (3) 79,809 (1) (2) (3) Represents employer contributions and notional contributions in the non-registered defined contribution plan. Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses. Accumulated value for Mr. Jobin is as of his departure in March 2018. Non-Registered Plans Table The following table provides the total present value of CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 13 — Pensions and Other Post-retirement Benefits, on page 80 of the 2018 Annual Report and in Note 12 — Pensions and Other Post-retirement Benefits, on page 75 of the 2017 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2018. OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$) CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$) PLANS Non-Registered Defined Benefit Plans in Canada and the U.S. Non-Registered Defined Contribution Plans in Canada and the U.S. 431,300,000 6,400,000 440,000,000 (1) 7,088,000 (1) The increase in the present value at the end of 2018 was mainly due to benefit accruals, a change in demographic assumptions and an increase in the currency exchange rate. This was partially offset by the impact of benefit payments and an increase in the discount rate. 66 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 20 19 NUMBER OF YEARS OF CREDITED SERVICE NAME(#) ANNUAL BENEFITS PAYABLE OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (4) (C$) COMPENSATORY CHANGE (1) (C$) CLOSING VALUE OF NON-COM-DEFINED PENSATORY BENEFIT CHANGE (5)OBLIGATION (4) (C$)(C$) AT YEAR END (2)AT AGE 65 (3) (C$)(C$) IMPACT IMPACT SERVICEOF SALARY/ OF PLAN COST BONUSCHANGESTOTAL Jean-Jacques Ruest 22.67 Ghislain Houle21.32 Michael Cory35.00 Sean Finn 25.00 676,000800,000 418,000848,000 774,000966,000 660,000783,000 9,121,000 8,418,000 13,353,000 9,563,000 404,0001,045,00001,449,000 394,000(126,000)0268,000 057,000057,000 387,00079,0000466,000 1,071,00011,641,000 791,0009,477,000 1,975,00015,385,000 1,159,00011,188,000

Termination and Change of Control Benefits The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, Change of Control or a change in responsibilities of a NEO, other than the conditions provided in the compensation plans, and summarized as follows: RESIGNATION INVOLUNTARY TERMINATION RETIREMENT (3) CHANGE OF CONTROL TERMINATION FOR CAUSE No specific provision Forfeits eligibility for the plan Annual Incentive Bonus Plan Forfeits eligibility for the plan Entitled to a bonus based on corporate and individual performance and pro-rated on active service in plan year (minimum of three months) Entitled to a bonus based on corporate and individual performance and pro-rated on active service in plan year (minimum of three months), subject to providing a six-month notice period prior to retirement. Effective January 1, 2019, the retirement notice period is reduced to three months. Stock Options (1) All stock options are cancelled Grants made before January 2019 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Grants made since January 2019 Exercise of vested stock options upon involuntary termination within three months or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Subject to respect of two-year non-compete, non-solicitation and confidentiality provisions Continued vesting for three years if the executive remains in continuous and active service until the last day of the year in which the grant was made Exercise of vested stock options within three years or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good All stock options are cancelled reason within two years of the Change of Control (2) Performance Share Units (1) All PSUs are cancelled Grants made before January 2019 Partial payout if performance measures are met and pro-rated (a year is considered completed only if 9 months has elapsed in the year) based on active service during the plan period Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Grants made since January 2019 Partial payout if performance measures are met and pro-rated based on the number of months of active service during the plan period Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Full payout if performance measures are met and if the executive remains in continuous and active service until March 31 of the year following the year in which the grant was made Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change in Control All PSUs are cancelled Deferred Share Units Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Immediate vesting of unvested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Registered Pension Plans Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Non-Registered Pension Plans and Arrangements (1) Payment of vested benefits Payment of vested benefits Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Payment of vested benefits Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Payment of vested benefits Payment of vested benefits, except for SRS benefits which are forfeited (1) In the event of resignation, involuntary termination, retirement or Change of Control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements. (2) A resignation for good reason may take place only during the 24 months following a Change of Control if (i) the executive is required to relocate his or her office or home base to a location that is outside a 100-kilometer radius of his or her office or home base immediately prior to the Change of Control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control. (3) For awards made in 2019 and after, the retirement definition (previously 55 years of age and 5 years of continuous service) for the PSUs and the Stock Options has been changed to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and 7 years of continuous service. The same definition will also apply to the AIBP starting on January 1, 2020. 67 CN MANAGEMENT INFORMATION CIRCULAR 20 19 COMPENSATION DISCUSSION AND ANALYSIS

Involuntary Termination

In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 67.

Retirement

On December 31, 2018, Mr. Cory was eligible for retirement under the defined benefit plans with unreduced retirement benefits. Messrs. Ruest and Finn were also eligible for retirement but did not have sufficient service for unreduced retirement benefits under the defined benefit plans. Had Messrs. Cory, Ruest, and Finn retired on December 31, 2018, no other material payments or benefits would have been payable. Share-based awards, option-based awards and other benefits are treated according to the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 67.

Change of Control

The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2018.

NAME	SHARE UNITS PLAN[1] (C$)	STOCK OPTIONS[1] (C$)	DEFERRED SHARE UNITS[2] (C$)	TOTAL (C$)
Jean-Jacques Ruest	0	0	0	0
Luc Jobin	0	0	0	0
Ghislain Houle	0	0	0	0
Michael Cory	0	0	44,888	44,888
Sean Finn	0	0	0	0
Michael Foster	0	0	0	0

(1) An NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(2) An NEO would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see "Deferred Compensation Plans" section on page 64 for a description of the VIDP). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2018 (C$101.11).

Currency Exchange Information

Compensation disclosed in the "Statement of Executive Compensation" section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates:

	EXCHANGE RATE USED	ACTUAL RATE U.S.$1 = C$X	
Salary All other compensation	Average rate during the year	2018: 2017: 2016:	1.2957 1.2986 1.3248
Annual incentive bonus plan	When bonus is earned (i.e. December 31)	December 31, 2018: December 31, 2017: December 31, 2016:	1.3637 1.2571 1.3427
Pension value Value of unexercised in-the-money options Market value of share-based awards that have not vested Non-equity incentive plan compensation – Value earned during the year Termination scenarios – incremental costs	December 31 December 31 of prior year for pension value	December 31, 2018: December 31, 2017: December 31, 2016: December 31, 2015:	1.3637 1.2571 1.3427 1.3840
Option-based awards – Value vested during the year	Actual vesting date of the grants made on: January 26, 2017 July 27, 2016 January 28, 2016 January 29, 2015 February 3, 2014	 January 26, 2018: July 27, 2018: January 26, 2018: January 29, 2018: February 2, 2018:	 1.2308 1.3055 1.2308 1.2340 1.2429

COMPENSATION DISCUSSION AND ANALYSIS

CN MANAGEMENT INFORMATION CIRCULAR 2019
68

Other Information Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2018, certain information with respect to the Company’s Management Long-Term Incentive Plan. NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER NUMBER OF SECURITIES TO BE WEIGHTED AVERAGE EXERCISE EQUITY COMPENSATION ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) PRICE OF OUTSTANDING OPTIONS, WARRANTS PLANS (EXCLUDING SECURITIES REFLECTED IN AND RIGHTS (C$) THE FIRST COLUMN) (#) PLAN CATEGORY Equity compensation plans approved by security holders Equity compensation plans not approved by security holders 4,198,175 Nil 79.73 Nil 15,601,906 Nil TOTAL 4,198,175 79.73 15,601,906 Indebtedness of Directors and Executive Officers As of March 12, 2019, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise. Availability of Documents The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov through EDGAR, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. Interest of Informed Persons and Others in Material Transactions The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Approval The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company. Shareholder Proposals Shareholder proposals to be considered at the 2020 annual meeting of shareholders must be received at the head office of the Company no later than December 5, 2019, to be included in the Information Circular for such annual meeting. Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 12, 2019 69 CN MANAGEMENT INFORMATION CIRCULAR 20 19 OTHER INFORMATION

| Schedule AMandate of the Board The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. Meetings of the Board are held at least seven times a year and as necessary. As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities: A. Approving CN’s Strategy • adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management. • ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration; approving the list of Board nominees for election by shareholders and filling Board vacancies; adopting and reviewing orientation and continuing education programs for directors; overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group; and ensuring a Board succession and renewal plan is in place. • • B. Assessing and Overseeing the Succession Planning of Executive Management • • appointing executive management and monitoring the President and Chief Executive Officer (the “President and CEO”) and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually the President and CEO and executive management compensation; ensuring that an appropriate portion of the President and CEO and executive management compensation is tied to both the short-and longer-term performance of CN; and taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence. • D. Monitoring Financial Matters and Internal Controls • monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; • (i) • (ii) the review of the Audit Committee on external auditors’ independence and qualifications; (iii) the performance of CN’s internal audit function and of CN’s external auditors; (iv) CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security); C. Monitoring Corporate Governance Issues and Board Renewal • monitoring the size and composition of the Board to favour effective decision-making; taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver; • ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and financial strategy; and adopting communications and disclosure policies and monitoring CN’s investor relations programs. • • • • 70 SCHEDULE A CN MANAGEMENT INFORMATION CIRCULAR 20 19

E. Monitoring Pension Fund Matters • monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”); and approving the annual budget of the Investment Division of CN’s Pension Trust Funds. • F. Monitoring Environmental, Safety and Security Matters monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices. • The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors is held regularly. Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request. The Board annually reviews the adequacy of its mandate. 71 CN MANAGEMENT INFORMATION CIRCULAR 20 19 SCHEDULE A

| Schedule BReports of the Committees The following are reports of each Board committee for the year 2018 and up to March 12, 2019. These reports provide details on the activities of each committee but are not meant to be exhaustive. The Charter of each Committee is available in our Corporate Governance Manual available on our website at www.cn.ca. Report of the Audit Committee The role of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. Current members: D.J. Carty (Chair), E.E. Holiday, V.M. Kempston Darkes, K.G. Lynch, J.E. O’Connor, L. Stein HIGHLIGHTS The Audit Committee, in accordance with its mandate: Financial Information • reviewed and approved annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company; • reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements and the internal controls over financial reporting of the Company, and on the financial statements of CN’s Pension Trust Funds; • reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; • reviewed and approved the Audit Committee Report and other information appearing in the Management Information Circular; • reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues; • reviewed the compliance of management’s certification of financial reports with applicable legislation; • reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; • reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; • reviewed with external auditors and management, changes in accounting for CN’s pension plans and other postretirement benefits; and • held in camera meetings with management. Internal Auditors • reviewed and approved the internal audit plan and Internal Audit Charter; • monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and • held in camera meetings with the Chief, Internal Audit. External Auditors • reviewed and approved the results of the external audit; • recommended to the Board the appointment and terms of engagement of the Company’s external auditors; • evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors; • discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors; • determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; • reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; and • held in camera meetings with external auditors. Risk Management • reviewed the Company’s risk assessment and risk management policies including information technology risk management, and Business Interruption management; • assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements; and • oversaw the Company’s cybersecurity program for Operations and Information Technologies. Internal Control • received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; • reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and • reviewed minutes of the Corporate Disclosure Committee meetings. Committee Performance • reviewed the processes in place to evaluate the performance of the Audit Committee; and • reviewed and approved a forward-looking agenda for the Committee. Other • made recommendations to the Board with respect to the declaration of dividends; • reviewed progress report on the implementation of Positive Train Control (PTC), the safety technology mandated by the U.S. Congress; • monitored the tax affairs of the Company; and • reviewed, on a quarterly basis, expense reports of the Chair of the Board and the President’s Office. Submitted by the members of the Audit Committee. 72 SCHEDULE B CN MANAGEMENT INFORMATION CIRCULAR 20 19

Report of the Finance Committee The role of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the monitoring and oversight of the Company’s financial activities, which include overseeing financial policies, reviewing financings, authorizing and approving and recommending certain financial activities. Current members: R.L. Phillips (Chair), S. Bruder, J. Godin, E.E. Holiday, V.M. Kempston Darkes, J.E. O’Connor, L. Stein HIGHLIGHTS The Finance Committee, in accordance with its mandate: Financial Policies and Strategy • provided oversight with respect to CN’s capital structure, cash flows and key financial ratios; • made recommendations to the Board with respect to the Company’s financial policies and practices and financial matters affecting the Company including the Company’s Capital Allocation Strategy and Capital Budget; • reviewed and made recommendations to the Board with respect to the Company’s Standing Resolutions on Delegation of Authority; • reviewed CN’s strategy regarding distributions to shareholders, including strategy with respect to dividends and share repurchases; • reviewed policies regarding financial risk management, short-term investment and credit; and • reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. Financing • reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; • reviewed and recommended the increase and extension of CN’s credit facilities; • reviewed and recommended the increase of the Company’s commercial paper program; • approved a shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities; • approved the early redemption of the Company’s US$550 million 5.55% Notes due 2019; and • approved public debt offerings of US$300 million 2.40% Notes due 2020, US$600 million 3.65% Notes due 2048, C$350 million 3.20% Notes due 2028, C$450 million 3.60% Notes due 2048, US$650 million 4.45% Notes due 2049, C$350 million 3.00% Notes due 2029 and C$450 million 3.60% Notes due 2049. Financial Activities • recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit; • reviewed Treasury and transactional activities; • recommended decisions related to derivative financial instruments; • reviewed and recommended two new share repurchase programs and related progress reports; • reviewed and recommended the acquisition of TransX; • reviewed, recommended and monitored significant capital and other expenditures, such as the purchase of locomotives, grain cars, centerbeam cars, cranes, investments for Positive Train Control and other strategic projects, major sales transactions and rail infrastructure projects, and material purchases of products and services; and • oversaw internal auditors reports on post-completion audits of selected capital projects approved by the Board. Committee Performance • reviewed the processes in place to evaluate the performance of the Finance Committee; • assessed the adequacy of the Finance Committee’s Charter and made a report thereon to the Board; and • reviewed and approved a forward-looking agenda for the Committee. Other • benchmarked quarterly results to those of other major railways. Submitted by the members of the Finance Committee. 73 CN MANAGEMENT INFORMATION CIRCULAR 20 19 SCHEDULE B

Report of the Corporate Governance and Nominating Committee The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters which include developing, reviewing and monitoring criteria for selecting directors and reviewing the corporate governance guidelines applicable to the Company. Current members: D. Losier (Chair), G.D. Giffin, J. Godin, V. M. Kempston Darkes, K.G. Lynch, R. Pace, R.L. Phillips HIGHLIGHTS The Corporate Governance and Nominating Committee, in accordance with its mandate: Composition of the Board and its Committees • reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; • reviewed directors’ independence and financial literacy; • reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; • identified candidates qualified to become Board members, and recommended director nominees for the next annual meeting of shareholders; and • reviewed director succession and board renewal and evergreen list. Performance of the Board and its Committees • reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, and Chair evaluation process and the development of Management Information Circular questionnaires. Director Compensation • reviewed the compensation of Board members; and • recommended to the Board an increase to the share ownership guidelines for non-executive directors to the Canadian dollar equivalent of five times the aggregate of the annual director retainer and in the case of the Board Chair, the aggregate of the annual Board Chair retainer. Continuing Education for Directors • monitored and reviewed the Company’s orientation and continuing education programs for directors. Corporate Governance Initiatives • reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations; • led the review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices; • updated CN’s website disclosure relating to CN’s lobbying activities and political contributions; • reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct; • reviewed adherence to the Company’s Aircraft Utilization Policy; • monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements; • reviewed the Management Information Circular; • reviewed the Annual Information Form; • reviewed the Annual Report; • reviewed the annual report of CN’s Ombudsman; • recommended to the Board a date and location for the annual meeting of shareholders; • monitored the Company’s corporate disclosure and the Investor Relations Program and reviewed feedback from shareholders and shareholder associations; and • assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices. Committee Performance • reviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee; and • reviewed and approved a forward-looking agenda for the Committee. Submitted by the members of the Corporate Governance and Nominating Committee. 74 SCHEDULE B CN MANAGEMENT INFORMATION CIRCULAR 20 19

Report of the Human Resources and Compensation Committee The role of the Human Resources and Compensation Committee is to assist the Board in fulfilling its oversight responsibility of monitoring executive management’s performance assessment, compensation, succession planning and human resources practices. Current members: K.G. Lynch (Chair), S. Bruder, D.J. Carty, J. Godin, R.L. Phillips, L. Stein HIGHLIGHTS The Human Resources and Compensation Committee, in accordance with its mandate: Succession Planning • launched an international search process for the position of President and CEO and appointed a President and CEO on a permanent basis; • identified job roles with greatest impact on CN’s ability to deliver against its strategic plan and conducted deep analysis on incumbent and successor talent to ensure strong succession planning; • implemented new multi-level, data-based process for the assessment, review and appointment of talent on key strategic roles; • reviewed the leadership team assessment, including in-depth functional talent reviews; and • reviewed the succession plan for management put in place by the President and CEO, including processes to identify, develop and retain the talent of outstanding officers. President and CEO Compensation • reviewed corporate goals and objectives relevant to the President and CEO, evaluated his mid-year and annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and • developed performance objectives in conjunction with the President and CEO. Appointment of Executive Management • recommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement. Executive Compensation • reviewed the validity of the Company’s benchmark group used in determining the compensation of executives; • reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation; • examined and reviewed elements of executive compensation and reported on compensation practices; • monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; • reviewed performance of NEOs and the Company’s annual performance as measured under the AIBP; • closely monitored bonus outlook, as well as PSU vesting outlook; • reviewed and recommended proposed bonus targets and performance targets related to PSUs; • reviewed and recommended the extension of the safety component in the AIBP to all senior management employees; • reviewed and recommended increasing the stock ownership guidelines for executives and senior management employees; and • Recommended amendments to compensation plans to align with market practice. Executive Compensation Disclosure • produced for review and approval by the Board a report on executive compensation for inclusion in the Management Information Circular. Compensation Philosophy • monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short-and longer-term performance of the Company; and • monitored the Company policy relating to the positioning of total direct compensation for executives. Pension Plans • reviewed and monitored the financial position of CN’s pension plans; and • reviewed and recommended pension plan amendments. Human Resources Initiatives • closely monitored the labour negotiation process; • monitored pension and strategic labour and social issues; • reviewed and discussed strategies for hiring, training, engaging, and developing talent; and • reviewed and discussed strategies for workforce planning. Committee Performance • reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee; • reviewed and approved a forward-looking agenda for the Committee; and • retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services. Submitted by the members of the Human Resources and Compensation Committee. 75 CN MANAGEMENT INFORMATION CIRCULAR 20 19 SCHEDULE B

Report of the Environment, Safety and Security Committee The role of the Environment, Safety and Security Committee is to assist the Board in fulfilling its oversight responsibilities with respect to environmental matters, safety and security of the Company’s operations which include overseeing environmental, safety and security policies, practices and procedures, audits and assessments of compliance. Current members: L. Stein (Chair), D.J. Carty, G.D. Giffin, J. Godin, J.E. O’Connor, R. Pace, R.L. Phillips HIGHLIGHTS The Environment, Safety and Security Committee, in accordance with its mandate: Environmental, Health and Safety Audits • oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines; • reviewed environmental, health and safety audits and assessments of compliance, taking reasonable steps to ensure that the Company is exercising due diligence; • oversaw the review of the Company’s safety performance and related management action plans and ensured safety initiatives are fully aligned with and reinforce CN’s safety culture and its goal of being the safest Class I railroad in North America; • reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration; • ensured appropriate employee training standards and communications are developed and implemented; and • reviewed all significant safety and security matters. Accounting Accrual • monitored accounting accrual for environmental costs in conjunction with the Audit Committee. Environmental Investigations and Judgments • reviewed reports in respect of all significant notices, complaints, investigations and proceedings by governmental authorities, and all significant judgments and orders in respect of environmental, safety and security matters. Other • reviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company; and • monitored results from various security initiatives and use of technology in risk mitigation. Committee Performance • reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee. Submitted by the members of the Environment, Safety and Security Committee. Report of the Strategic Planning Committee The role of the Strategic Planning Committee is to assist the Board in fulfilling its oversight responsibilities with respect to financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. Current members: J.E. O’Connor (Chair), S. Bruder, D.J. Carty, G.D. Giffin, J. Godin, E.E. Holiday, V.M. Kempston Darkes, D. Losier, K.G. Lynch, R. Pace, R.L. Phillips, J.J. Ruest, L. Stein HIGHLIGHTS The Strategic Planning Committee, in accordance with its mandate: Strategic Direction • focused on financial and strategic issues, including the review of key assumptions underlying the business plan; • reviewed and approved the Company’s strategic direction, including its business plan and capital budget; and • obtained regular briefings and presentations on strategic and financial issues. Committee Performance • reviewed the processes in place to evaluate the performance of the Strategic Planning Committee. Submitted by the members of the Strategic Planning Committee. 76 SCHEDULE B CN MANAGEMENT INFORMATION CIRCULAR 20 19

Report of the Pension and Investment Committee The role of the Pension and Investment Committee has historically been to assist the Board in fulfilling its oversight responsibilities with respect to investment of assets of CN’s Pension Trust Funds overseen by the CN Investment Division (CNID). The Pension and Investment Committee is a mixed committees composed of members of the Board of Directors as well as officers of the Company (not shown here). At the end of 2017, the Board approved changes to the pension governance structure to further enhance the existing focus on both pension assets and liabilities, by establishing a more formal information sharing mechanism between CNID and CN management and by enhancing Board coordination and oversight over pension liability issues. The Committee was renamed “Pension and Investment Committee” (formerly known as the Investment Committee of CN’s Pension Trust Funds) and its mandate was expanded to review pension related matters more broadly. While current responsibilities were retained, the Committee is now informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The change is intended to reinforce an integrated approach to pension management with a focus on the funded status of CN’s defined benefit plans and associated risks. Current members: E.E. Holiday (Chair), S. Bruder, D.J. Carty, V.M. Kempston Darkes, G.D. Giffin, D. Losier, K.G. Lynch HIGHLIGHTS The Pension and Investment Committee, in accordance with its mandate: Investment Division • reviewed the activities of CNID and advised CNID on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures; • reviewed and approved the Statements of Investment Policies and Procedures for CN’s pension plans; • reviewed and approved the Investment Strategy of CNID; • reviewed and approved CNID Incentive Plans and any award payouts thereunder; and • reviewed and approved the annual budget of CNID. Under its revised mandate the Pension and Investment Committee also: • in conjunction with the President and Chief Executive Officer of CN, oversaw and determined the hiring, compensation, performance assessment, leadership development and succession planning of CNID executives, including the President and CEO of CNID, subject to the approval of the Human Resources & Compensation Committee and the Board; • approved the overall pension risk management strategy and reporting thereon to the Board; • oversaw implementation of the overall pension risk management strategy by the Pension Advisory Working Committee, a newly formed management committee, and CNID; • reviewed and recommended, jointly with the Audit Committee, to the Board the financial statements of the CN Pension Trust Funds and annual report; • reviewed management’s assessment of the effectiveness of internal controls relating to CN’s pension plans and the CN Pension Trust Funds; • reviewed and approved the governance structure of the management Pension Advisory Working Committee; • appointed members of the management Pension Advisory Working Committee and its Chair. Committee Performance • reviewed the processes in place to evaluate the performance of the Pension and Investment Committee. Submitted by the members of the Pension and Investment Committee. 77 CN MANAGEMENT INFORMATION CIRCULAR 20 19 SCHEDULE B

Report of the Donations and Sponsorships Committee The role of the Donations and Sponsorships Committee is to assist the Board in fulfilling its oversight responsibilities with respect to developing a donations and sponsorships strategy and reviewing/approving donation and sponsorship requests. The Donations and Sponsorships Committee is a mixed committee composed of members of the Board of Directors as well as officers of the Company (not shown here). Current members: R. Pace (Chair), S. Bruder, D. Losier, J.E. O’Connor, J.J. Ruest HIGHLIGHTS The Donations and Sponsorships Committee, in accordance with its mandate: Donations and Sponsorship Strategy • reviewed and approved the general donations and sponsorships strategy and goals of the Company; • reviewed and approved the budget for donations and sponsorships; and • reviewed the Railroaders in the Community Program. Donations and Sponsorship Requests • reviewed donation requests and approved selected donations by the Company, including those having a total cost of more than $100,000; • reviewed and approved sponsorships and recommended to the Board for approval sponsorships by the Company having a total cost of more than $500,000; and • reviewed reports from the Vice-President, Public and Government Affairs concerning sponsorships having a total cost of more than $100,000 and donations of more than $50,000 and on other matters. Committee Performance • reviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee. Submitted by the members of the Donations and Sponsorships Committee. 78 SCHEDULE B CN MANAGEMENT INFORMATION CIRCULAR 20 19

| Schedule CAdditional Audit Committee Disclosure National Instrument 52-110 — Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit Committee Disclosure” and “Schedule A” — available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Investors for a description of the education and relevant experience of the Audit Committee members and with regards to the charter of our Audit Committee. Composition of the Audit Committee The Audit Committee is composed of six independent directors, namely, Donald J. Carty, Chair of the Committee, Edith E. Holiday, V. Maureen Kempston Darkes, Kevin Lynch, James E. O’Connor and Laura Stein. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Mandate of the Audit Committee As further described below, the Audit Committee’s responsibilities can be divided into four categories: • overseeing financial reporting; • monitoring risk management and internal controls; • monitoring internal auditors; and • monitoring external auditors. Overseeing Financial Reporting The mandate of the Audit Committee provides that the Audit Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s Management’s Discussion and Analysis disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the Audit Committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures. The Audit Committee is also responsible for reviewing the financial information contained in the Annual Information Form and other reports or documents, financial or otherwise, requiring Board approval. Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto. Monitoring Risk Management and Internal Controls The Audit Committee is responsible for periodically receiving management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the Audit Committee must review CN’s risk assessment and risk management policies. The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements. Additionally, the mandate of the Audit Committee provides that the Audit Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures. Monitoring Internal Auditors The Audit Committee is responsible for ensuring that the Chief, Internal Audit reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee. Monitoring External Auditors The mandate of the Audit Committee states that the Audit Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence. The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attestation services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors. The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including disagreements, if any, with management and the resolution thereof). The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence. The mandate of the Audit Committee also provides that the Audit Committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors. Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors 79 CN MANAGEMENT INFORMATION CIRCULAR 20 19 SCHEDULE C

to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required. The Audit Committee met six (6) times in 2018 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule B of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate. Non-Audit Services The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2018 filed with the SEC. adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal The external auditors are prohibited from providing certain non-audit services. Education and Relevant Experience of the Audit Committee Members The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, or valuation services, fairness opinions, contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment advisor, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee. Audit Committee Report Regarding Internal Control Over Financial Reporting The Audit Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2018 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook — Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act. all members of the Audit Committee are financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. All members of the Audit Committee are financially literate and several members are audit committee financial experts. In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. 80 SCHEDULE C CN MANAGEMENT INFORMATION CIRCULAR 20 19

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C103348

The Forest Stewardship Council® (FSC®) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system.

CN shows its concern for protecting the environment through the use of certified paper.

Printed in Canada

Item 4

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Notes to Proxy 1. Every shareholder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This form of proxy should be signed in the exact manner as the name appears on the proxy. 4. This form of proxy should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Information Circular available on CN’s website (www.cn.ca/investors). 5. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 6. The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1, 2 and 3 and in favour of Management’s proposals generally. Fold Proxies submitted must be received by 5:00 p.m. (Eastern Daylight Time), on April 29, 2019. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone: Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01GYLC Form of Proxy - Annual Shareholder Meeting to be held on Tuesday, April 30, 2019 add "Item 4" to the top corner of this page. Two pages pdf-to-fullpg-graphic Insert at 125% for HTML legibility Item 4

. Appointment of Proxyholder I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: Robert Pace, or failing him, Jean-Jacques Ruest, Print the name of the person you are appointing if this person is someone other than the Chair of the Board or the President and Chief Executive Officer of the Company, OR as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at Le Windsor, Windsor Ballroom, 1170 Peel Street, Montreal, Quebec (Canada) on Tuesday, April 30, 2019, at 10:00 a.m. (Eastern Daylight Time) and at any adjournment thereof. The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 below: 1. Election of Directors For Withhold For Withhold For Withhold 06. V. Maureen Kempston Darkes 01. Shauneen Bruder 11. Robert L. Phillips Fold 02. Donald J. Carty 07. The Hon. Denis Losier 12. Jean-Jacques Ruest 03. Ambassador Gordon D. Giffin 08. The Hon. Kevin G. Lynch 13. Laura Stein 04. Julie Godin 09. James E. O’Connor 05. Edith E. Holiday 10. Robert Pace For Withhold 2. Appointment of Auditors Appointment of KPMG LLP as Auditors. For Against 3. Non-binding Advisory Vote on Executive Compensation Non-binding advisory resolution to accept the approach to executive compensation disclosed in the Management Information Circular, the full text of which resolution is set out on p. 9 of the Management Information Circular. Fold Signature(s) Date Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management. MM / DD / YY To reduce costs and help protect the environment, we no longer send paper copies of CN’s annual financial report and related management’s discussion and analysis (Annual Report), CN’s quarterly financial reports and related management’s discussion and analysis (Quarterly Reports) and Management Information Circular, unless you tell us that you want to receive them in paper format by checking the appropriate box below. Such documents are available on CN’s website at www.cn.ca/en/investors/ If you do not check a box or do not return this form, we will assume that you do not want to receive paper copy of the document(s) and prefer to consult them on the Company’s website or on the internet. You will be required to complete this request on an annual basis. Annual Report Quarterly Reports Information Circular You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery. CNRQ 270336 AR1 01GYMG This Form of Proxy is solicited by and on behalf of Management.

Item 5

Together into our next century 2018 Annual Report

CONTENTS

I CN100 – A Moving Celebration

II Highlights

III Message from Robert Pace

IV Message from JJ Ruest

VI Celebrating 100 Years

VIII Strengthening Our Safety Culture

X Supply Chain Collaboration Drives Growth

XVI Building for a Sustainable Future

XVIII Corporate Governance

XIX Board of Directors

XX Shareholder and Investor Information

FINANCIAL SECTION

1 Selected Railroad Statistics – unaudited

2 Management's Discussion and Analysis

56 Management's Report on Internal Control over Financial Reporting

57 Report of Independent Registered Public Accounting Firm

59 Consolidated Financial Statements

63 Notes to Consolidated Financial Statements

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP).

Certain statements included in this annual report constitute "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act* of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events that could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to "Management's Discussion and Analysis" in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

As used herein, "the Company" or "CN" refers to Canadian National Railway Company and, as the context requires, its wholly owned subsidiaries.

100 CN A Moving — Celebration

1919 — 2019

For CN's 100th anniversary, we invite you to discover, explore and celebrate the people, places and events that have made us who we are.

Stopping in cities across North America, CN100 – A Moving Celebration will be a travelling collection of informative experiences. It will be a great way for CN's extended family and friends to look back on the miles we've covered together and imagine what lies ahead. For the general public, it will be a warm reunion with a century-old neighbour, and a reminder of the ties that continue to bind us.

Join us in celebrating 100 years on the move!

cn.ca/cn100

I CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

HIGHLIGHTS

Solid top-line growth

▲ 10%

$14.3B

REVENUES

With approximately $1.3 billion of revenue growth in the final three quarters of the year, CN regained its position of strength, finishing with revenues up 10% over 2017.

Improved operating efficiency

▲ 5%

$5.5B

OPERATING INCOME

Operating income up 5% over 2017. We are focused on operational productivity and services that resonate with customers.

Strong earnings

▼ 19%

$5.87

DILUTED EPS

▲ 10%

$5.50

ADJUSTED DILUTED EPS[1]

While diluted earnings per share decreased 19% compared to 2017, adjusted diluted EPS[1] increased 10%. Included in diluted EPS in 2017 was a deferred income tax recovery of $2.33 per diluted share, resulting from the enactment of a lower U.S. federal corporate income tax rate.

---

1. See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure.

II CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

MESSAGE FROM ROBERT PACE

2019 is a very special year for our Company as it marks our 100th anniversary. From the start, in 1919, CN played an important role in nation building. Our passenger service carried troops during wartime and immigrants to new horizons in peacetime. Our deep history of innovation included CNR Radio, North America's first radio network, which later became the Canadian Broadcasting Corporation (CBC). CN also founded Trans-Canada Airlines, which is now Air Canada. Over the past 100 years, including our privatization in 1995 and expansion of our network all the way down to New Orleans, CN has become an iconic brand, synonymous with innovation and operational excellence.



On behalf of CN's Board of Directors, I would like to express my appreciation for the ongoing support of our shareholders. In 2018, CN returned $3.3 billion to shareholders in the form of dividends and share repurchases. I am proud that CN's dividend has increased on average by 16% every year since our IPO in 1995.

Under the skillful leadership of our new President and CEO, JJ Ruest, CN's well-earned reputation for operational and service excellence has returned to historic levels and volumes continue to grow. The Company has delivered another solid financial performance in 2018. As a result, the Board was pleased to approve an 18% increase in our annual dividend, the 23rd consecutive annual increase for the Company.

Adhering to the highest standards

We continue our commitment to being a responsible corporate citizen in every aspect of our business. In 2018, *The Globe and Mail* placed CN first in the industrials group and third overall among Canadian publicly traded companies for the quality of our governance practices. CN was also ranked as one of the Best 50 Corporate Citizens in Canada by *Corporate Knights* and took Best in Sector – Industrials honours in *IR Magazine*'s global ranking of investor relations excellence.

CN is making great strides to increase diversity within the Company and on the Board, where 38% of our directors are women. In October 2018, CN became the first transportation company in Canada to receive the Progressive Aboriginal Relations Bronze Level certification from the Canadian Council for Aboriginal Business for our commitment to working with Aboriginal communities and businesses. We were also selected as one of Canada's Best Diversity Employers by *The Globe and Mail*.

Earning a place among the world's best

I am gratified as well that CN's sustainability performance continues to earn us a place among the world's best for several years running. For example, we are consistently listed on the Dow Jones Sustainability World Index and recognized for climate change transparency, with a place on CDP's exclusive A List for 10 years straight. Additionally, we continue to be a member of the FTSE4Good Index, Global Challenges Index and Jantzi Social Index, among others.

The Board is extremely proud of the Company's performance in 2018. We are confident CN is well positioned for ongoing growth and we look forward to continued success over the next 100 years.

Sincerely,



ROBERT PACE, D.COMM., C.M.
Chair of the Board

III CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

MESSAGE FROM JJ RUEST

I am deeply honoured to have been selected by CN's Board of Directors to lead our great railroad as President and CEO, and I am humbled by the trust the Board has placed in me. I would like to express my sincerest gratitude to all our dedicated employees, customers, supply chain partners and shareholders for their continued support.



CN began 2018 with challenging customer service and network capacity problems, as volume growth outpaced our capacity. Implementation of record capital investment and service quality programs have produced outstanding results. In 2018, the number of revenue ton miles (RTMs) delivered by CN was 5% higher than in 2017, with notable growth in shipments of intermodal containers, coal, metals and minerals, petroleum and chemicals, and grain and fertilizers.

Despite a tough first quarter, CN's financial performance gained momentum throughout the latter three quarters of 2018. Overall, compared to 2017, 2018 revenues were up approximately $1.3 billion, or 10%, to a record $14.3 billion. Diluted earnings per share stood at $5.87 and adjusted diluted earnings per share[1] increased 10% to $5.50, another record high.

Ramping up our infrastructure, equipment and talent

How did we accomplish this rapid turnaround? We ramped up our capital investments to a record $3.5 billion to ensure our great team of railroaders has the right infrastructure and equipment to restore fluidity to the network and handle growing traffic volumes. In 2018, we undertook the largest number of infrastructure projects in CN's history, including expanding yards, adding new sidings and doubling sections of track to create more places where trains can safely meet and pass.

CN took delivery of 65 new GE Tier 4 Evolution™ series locomotives in 2018 and will be receiving 140 more in 2019. The remaining 55 locomotives from our earlier order of 260 will be delivered in 2020. In 2018, we acquired nearly 1,000 lumber cars and over 600 boxcars to rejuvenate the fleets serving our forest products and metals customers. We are also acquiring 1,000 new-generation higher capacity grain hopper cars over the next two years to replace aging equipment and to meet the growing needs of the Canadian grain grower business community.

In the first half of 2019, we will receive 325 additional lumber cars, another 430 boxcars, and 500 of the new grain hopper cars. Throughout 2019, we will continue to expand our fleet of air repeater cars that help maintain train length during the long and bitterly cold winter nights in the West by preserving air pressure in the train brake lines.

We also hired and trained roughly 1,600 new conductors in 2018, with an additional 500 already in the pipeline and on track to be fully qualified in 2019.

IV CN 2018 ANNUAL REPORT

We plan to set a new record in 2019 with a capital program of $3.9 billion that is focused on adding network capacity to accommodate our solid pipeline of growth opportunities in very diverse markets, deploying technology on our scheduled railroad operations to drive down costs and improve productivity, and renewing our locomotive fleet. Still improving after 100 years 2019 marks CN’s 100th anniversary and we have a great deal to be proud of as we move into our next century. We have evolved from a collection of disparate railways into a leading North American transportation and supply chain company. We have a strong track record of operational and service excellence, driven by end-to-end supply chain solutions that drive growth – for CN, for our valued customers, and for our supply chain partners. In 2019, we are aiming for another good year for CN, with high single-digit RTM growth expected.2 We are taking action and continue to see strong potential for organic growth in key existing markets, including petroleum products, coal, intermodal containers, lumber and panels, and Canadian grain. In addition, we are keeping a close eye on acquisition opportunities with a strong focus on services that bring volume to our core rail franchise. I am confident we will continue to work in collaboration with our customers, supply chain partners and government stakeholders to enable us to grow faster than the overall economy. CN is a dynamic organization and our team is talented, experienced and energized to meet the growing needs of the North American economy. We continue to raise our game to align with new market realities and lead the industry. Our remarkable journey continues, together into our next century. Strengthening our safety culture We remain committed to investing significantly in training, coaching and employee engagement initiatives to strengthen our safety culture. Safety is a core value for all at CN, and we are leveraging recent advances in technology to help achieve our goal of being the safest railroad in North America. For example, in 2018, we built four automated train inspection portals and we plan to install three more in 2019. We will also add eight autonomous track inspection cars to our network in 2019–2020. As they ramp up, these cutting-edge technologies will improve inspection reliability as well as provide richer data analytics to generate predictive models and drive preventative maintenance. Technology has an important role to play in the rail industry’s future, and CN wants to be a pioneer in making that happen. Growing through partnerships and acquisitions Beginning with our groundbreaking acquisition of the Illinois Central, we have invested $8 billion in strategic acquisitions since 1998; these included the Elgin, Joliet and Eastern Railway in 2009 to create a unique strategic route around Chicago, an important competitive advantage for CN. This approach continues, pending regulatory approval, with the acquisition of TransX, one of Canada’s most established and largest transportation companies, which will allow us to expand our coast-to-coast domestic intermodal and temperature-controlled supply chains. Sincerely, JJ RUEST President and Chief Executive Officer 1. See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure. 2. See website, Fourth Quarter Results, cn.ca/financial-results, for a summary of key assumptions and important risk factors underlying CN’s 2019 financial outlook. VC N 2 0 1 8 A N N U A L R E P O R T “2019 marks CN’s 100th anniversary and we have a great deal to be proud of as we move into our next century.” JJ Ruest

01 02 03 04 V IC N 2 0 1 8 A N N U A L R E P O R T

6060

05


6060
6060

06



07



08



09



Celebrating 100 Years

01 Passengers listen to CNR Radio, the forerunner of the CBC, in 1929. CSTM: CN000299

02 Built in 1944, CNR 6060 operated until 1960, was restored for Expo 86 and pulled a tourist train until 2009. CSTM: 44089

03 CN covers staggeringly beautiful landscapes, including this one in Henry House, AB. Ron Worobec/CN

04 Safety has always been a core value at CN. Here, a mechanic greases engine parts in Belleville, ON, in 1957. CSTM: CN003772

05 Women pose for a photo with CNR 6060 in Montreal, QC, as part of a campaign to sell Victory Bonds in 1944. CSTM: CN003875

06 Passengers enjoying the spectacular mountain scenery near Jasper, AB, in 1946. CSTM: 45103_1

07 In June 1945, members of the 1st Paratroop Division board a passenger train bound for home from Halifax, NS. CSTM: CN009688

08 Besides steam and diesel, CN equipment sometimes used human power. Here, workers pump a handcar at Turcot Yard in Montreal, QC, in 1942. CSTM: CN003995

09 A 1956 Chevy Bel Air is unloaded from a bi-level transporter in Moncton, NB. CSTM: CN000533

CSTM:
Canada Science and Technology Museum

VII CN 2018 ANNUAL REPORT

V I I IC N 2 0 1 8 A N N U A L R E P O R T

TOGETHER INTO OUR NEXT CENTURY

STRENGTHENING OUR SAFETY CULTURE

Nothing is more important to CN than running a safe railroad. We strive to safeguard our employees, assets, customers' goods, neighbouring communities and the environment – always.

We are providing the leadership, training and resources necessary to achieve our goal of becoming the safest railroad in North America. CN has a wide variety of initiatives to maintain a safe workplace and ensure employees have the necessary tools and training to work safely. Our two CN campuses trained over 10,400 experienced railroaders, new hires and customers over the course of 2018. We also continued our successful *Looking Out for Each Other* program, which urges our team members to work together to be vigilant about safety and to speak up if they spot an unsafe situation.



Automated Inspection Portal

Investing in safety technology

We are investing in inspection technology for our trains and tracks. Our new Automated Inspection Portals (AIPs) feature ultra-high-definition panoramic cameras and infrared lighting that capture a 360° view of a train as it travels through the portal. These real-time inspections can then assist in identifying a railcar needing repair. The first four AIPs are currently commencing operation, with three more being installed on our system in 2019.

In 2018, we also used our two Track Evaluation System cars to test the safety of our infrastructure. Utilizing these cars to test approximately 66,000 miles of track during the year, the equivalent of covering our entire network more than three times, helped us gather important data and improve preventative maintenance. In 2019, we plan to add five autonomous track inspection cars to our network, with three more coming on stream in 2020. This cutting-edge technology will improve inspection reliability as well as provide even richer and more frequent data sets to generate stronger predictive analytical models and preventative safety enhancements.

Strengthening our community engagement

As rail safety is a shared responsibility, the cities, towns and Aboriginal communities we serve are powerful allies in promoting rail safety. Every year, our Dangerous Goods team and other CN employees bring critical information and training to thousands of officials and emergency responders in communities all along our network. During our annual Rail Safety Week campaign, which aims to educate communities about rail crossing safety, CN police officers and other employees conducted close to 200 activities at schools, community centres, railway stations and level crossings across Canada and the United States.



IX CN 2018 ANNUAL REPORT

XC N 2 0 1 8 A N N U A L R E P O R T Port of Prince Rupert

TOGETHER INTO OUR NEXT CENTURY

SUPPLY CHAIN COLLABORATION DRIVES GROWTH

CN's unparalleled supply chain focus is a major factor in the Company's success. We continue to be committed to furthering our supply chain partnerships and meeting challenges head-on to better serve our customers. Our philosophy is simple: as our customers and partners grow, we grow.



CN's port partners are growing

Many of the ports we serve are showing confidence in our supply chain focus by investing to expand their capacity. For example, the Port of Prince Rupert and terminal operator DP World unveiled the next phase of the Fairview container terminal expansion, which will increase throughput capacity from 1.35 million twenty-foot equivalent units (TEUs) today to 1.8 million TEUs by 2022. This latest expansion project comes on the heels of the historic milestone of one million TEUs in a calendar year achieved in 2018. This remarkable performance was due in part to the new weekly marine carrier service by THE Alliance and the opening of the new Ray-Mont Logistics containerized bulk cargo facility. In the decade since Fairview began operations, its service has grown faster than any container terminal in North America.

CN's energy customers in Western Canada are expanding

The gas-rich shale deposits in Alberta and British Columbia are being served by new frac sand unit train-receiving terminals. Increased demand from propane shippers is supporting the development of new propane export terminals at the Port of Prince Rupert, expected to open in 2019–2020, which will be exclusively served by CN unit trains from production facilities northwest of Edmonton. In this region, there are also three new petrochemical plants and three plant expansions planned, underway or completed. And, with Alberta crude production exceeding pipeline capacity, Canadian producers are increasingly turning to CN's crude-by-rail service to get their product from Alberta to the United States.



XI CN 2018 ANNUAL REPORT

X I IC N 2 0 1 8 A N N U A L R E P O R T Photo: Courtesy of The Port of Montreal

TOGETHER INTO OUR NEXT CENTURY



Using intermodal containers to ship grain

In addition to delivering millions of intermodal containers packed with manufactured goods in 2018, CN moved over one million metric tons of grain, pulse crops and grain products from our intermodal terminals in the Canadian Prairies. The tonnage represented the equivalent of over 11,000 hopper cars.

Delivering for our grain and fertilizer customers

Since 2015, 14 new grain elevators have been built on CN lines (13 directly served by CN) and six more have been announced (all to be served directly by CN). In 2018, the following CN partners opened new grain elevators in Western Canada: GrainsConnect (Maymont and Reford, SK), G3 (Brewer and Saskatoon West, SK), and Viterra (Vegreville, AB, and Wadena, SK). In fact, over 80% of grain elevators being built or expanded in the Prairies are being built or expanded on our network.

Shippers are also expanding the railcar-receiving capacity of their container-stuffing facilities. In the fall of 2017, Ray-Mont Logistics opened a transload facility in Prince Rupert capable of receiving unit train-sized shipments of grain, pulse crops and grain products for container stuffing. The canola crush industry has also taken advantage of this new supply chain model. Can-Est Transit at the Port of Montreal has 68,000 tons of storage and can load eight containers per hour. Columbia Containers, which is on the south shore of Vancouver, also recently underwent an expansion project.

Parrish and Heimbecker, in a 50/50 joint venture with GrainsConnect, will begin construction of a new grain terminal at the Port of Vancouver (Fraser Grain Terminal). This facility will be served by CN and will have the capacity to rapidly handle and discharge up to 120 railcars. Two additional export terminals in Vancouver (G3 and Fibreco) are expected to come on stream by 2020.

In 2018, Parrish and Heimbecker announced the expansion of their fertilizer facilities in Watrous, SK. We will be supporting their growth on our network by increasing the siding at the facility to accommodate a 150-car spot.

XIII CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

Building our infrastructure

In 2018, we undertook the largest number of capacity infrastructure projects in CN's history, putting into service seven yard expansions, 11 siding projects and almost 60 miles of double track to create more places where trains can meet. In 2019, we plan to continue our ambitious program by adding close to 80 miles of new double track as well as three new or extended sidings.





Growing our cold supply chain solutions

CN's CargoCool® service transports temperature-sensitive goods quickly and cost-competitively using the largest domestic fleet of refrigerated containers and advanced monitoring systems to maintain the highest levels of product integrity and food safety while in transit. In 2018, we added 100 new reefers to our fleet (over 700 in total) to handle growth opportunities and develop new markets.

CN's Grain Plan helps the Canadian supply chain

CN's Grain Plan is the product of extensive consultation with key stakeholders in Canada and reflects the valuable feedback they have provided. Commercial contracts with reciprocal incentives are in place for over 90% of our fleet. Four new export terminals and over 80% of new grain elevators are being built on our network. At the end of 2018, CN's grain movements were on a record-setting pace and almost 10% higher than the prior three-year average.

Developing an innovative transport option for bitumen

We have made good headway with our environmentally secure process of transporting bitumen as a solid pellet that floats and does not explode, leak or dissolve. CN signed an agreement with Wapahki Energy Ltd., a company owned by the Heart Lake First Nation, to build a $50-million production plant capable of turning up to 10,000 barrels of bitumen per day into CanaPux™.

XIV CN 2018 ANNUAL REPORT

Prince Rupert: fastest growing container terminal

In 2018, our intermodal supply chain partners, the Port of Prince Rupert and DP World, celebrated a historic milestone, handling over one million containers for the first time in a calendar year. This remarkable performance was due to new marine carrier services, a new containerized bulk cargo facility, added capacity at Fairview Terminal, and CN's unmatched market access and fast delivery solutions.



Expanding our fleet

CN has ordered 260 GE Tier 4 locomotives. We received 65 new locomotives in 2018 and will be taking delivery of 140 more in 2019, with the balance to be delivered in 2020. We are also acquiring 1,300 lumber cars and 1,000 boxcars to rejuvenate the fleet serving our forest products and metals customers. Additionally, we are acquiring 1,000 new high-capacity hopper cars over the next two years to replace aging equipment and meet the growing needs of our grain customers.

Growing energy shipments in Western Canada

Canadian crude exporters are taking advantage of CN's superior network to compensate for pipeline capacity constraints. And, frac sand producers in Wisconsin are taking advantage of CN's efficient single-line service to reach new frac sand unit train-receiving terminals in Alberta and British Columbia. A new propane terminal in Prince Rupert, expected to open in April 2019, will also be directly served by CN trains from the Alberta heartland.


TRANSX
503

Growing through partnerships and acquisitions

Subject to regulatory approval, our strategic acquisition of Winnipeg-based TransX, one of Canada's oldest and largest transportation companies, will allow us to deepen our supply chain flexibility and strengthen our intermodal business.

XV CN 2018 ANNUAL REPORT

CN's diversity efforts recognized

CN is pleased to be recognized as one of Canada's Best Diversity Employers by Canada's Top 100 Employers for a third consecutive year. The award, published in *The Globe and Mail*, recognizes employers across Canada that have exceptional workplace diversity and inclusiveness programs.

The diversity of our employees is among our biggest strengths and contributes to our ongoing success. Therefore, it will continue to play a central role in our strategy to attract and retain the best people. In 2018, 36% of all new CN employees came from diverse backgrounds.





XVI CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

BUILDING FOR A SUSTAINABLE FUTURE

Delivering responsibly is at the heart of how CN is building for a sustainable future. It means moving customer goods safely (see page VIII), being environmentally responsible, attracting and developing the best railroaders, helping build stronger communities, and adhering to the highest governance standards (see page XVIII).

Taking action to protect the environment

Operating efficiently has been the hallmark of CN's success. We are a leader in the North American rail industry, consuming almost 15% less fuel per gross ton mile than the industry average. Minimizing waste and reducing energy consumption also play critical roles in our sustainable resource management and conservation practices. Our waste management strategy is focused on reducing waste at source by pursuing greener procurement options and improving waste management at our facilities through comprehensive reuse and recycling programs. Over 90% of our waste is diverted from landfill on an annual basis.

Greening communities across our network

With a network that passes through a wide range of ecosystems, we are committed to taking measures to minimize our impact. This mindset extends beyond our operations to the communities we serve, where we have planted approximately two million trees in communities along our rail network since 2012 – making CN the leading private non-forestry company tree planter in Canada. CN also supports national and community-based organizations that protect the natural environment, including America in Bloom, Communities in Bloom Canada, Ducks Unlimited, Earth Day Canada, and Tree Canada.

Strengthening our diversity commitments

In an increasingly complex global marketplace, we recognize the importance of diversity at all levels of our Company. Diversity enables us to better understand and respond to the needs of our stakeholders, access a larger talent pool, and increase the effectiveness of our decision-making through a wider range of perspectives, experiences, and sensibilities. Increasing diversity to reflect the customers and communities we serve is essential to maintaining our competitive focus and contributes to enhanced performance.

Partnering with Aboriginal communities

In 2018, we became the first transportation company to receive the Progressive Aboriginal Relations Bronze Level certification from the Canadian Council for Aboriginal Business for our commitment to working with Aboriginal communities and businesses.

CN employees participate in the *Pulling Together Canoe Journey* in B.C. to enhance understanding between Aboriginal peoples and other communities.



Giving back

For CN, giving back is a way of doing business that embodies our deep commitment to building stronger communities. As good neighbours, we get involved with local efforts to bring people together and create positive, lasting change. Our corporate contributions have made a significant difference to hundreds of non-profit organizations, and to the people who count on their support. We also empower our employees, retirees and their families to donate their time to causes that matter most to them by providing more than $1 million each year in grants to the charitable organizations they choose to support through their volunteer efforts.

XVII CN 2018 ANNUAL REPORT

TO G E T H ER I N TO O U R N E X T C E N T U R Y C O RP OR AT E GO VERNANCE CN is committed to being a good corporate citizen. We are proud of our corporate governance practices. In 2018, CN was recognized in The Globe and Mail’s annual review of corporate governance practices in Canada, where CN ranked first in the industrials group and in the top three of publicly traded Canadian companies. CN was also ranked as one of the Best 50 Corporate Citizens in Canada by Corporate Knights and took Best in Sector – Industrials honours in IR Magazine’s global ranking of investor relations excellence. CN is committed to inclusion, not only in principle, but also in practice. CN believes that a diverse board benefits from a broader range of perspectives and relevant experience. The Board’s Diversity Policy (available on our website) considers gender, ethnicity, culture and geography when recommending director nominees. In 2017, CN adopted a Gender Diversity Policy that set a target of having at least one-third representation by women on the Board of Directors by the end of that year. The CN Board surpassed its target in 2017 and has consistently done so each year since. We are pleased to report that, currently, five (38%) of our directors are women, which also meets or exceeds our commitments to the Catalyst Accord and the Canadian chapter of the 30% Club. We were also selected as one of Canada’s Best Diversity Employers by The Globe and Mail in 2018. We understand that our long-term success is connected to our contribution to a sustainable future. That is why we are committed to enhancing the safety of our employees, the public and the environment; building stronger communities; and providing a great place to work. CN’s sustainability practices have earned it a place among the world’s best for several years running. For example, CN is consistently listed on the Dow Jones Sustainability World and North American indices as well as CDP’s exclusive Climate A List. Our sustainability activities and the accolades we have received are outlined on cn.ca/delivering-responsibly. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance and business ethics to diversity and sustainability. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business. CN has always recognized the importance of good governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), we ensure our corporate governance practices comply with the highest standards and rules adopted by the Canadian Securities Administrators, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission. We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at cn.ca/delivering-responsibly/governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, we publish and enforce CN’s Corporate Governance Manual and Code of Business Conduct. Because it is important that any potential wrongdoings be reported, CN has adopted several methods for employees and third parties to anonymously report accounting, auditing and other concerns. X V I I IC N 2 0 1 8 A N N U A L R E P O R T

TOGETHER INTO OUR NEXT CENTURY

BOARD OF DIRECTORS

As at March 12, 2019

Robert Pace, D.Comm., C.M.
Chair of the Board
Canadian National Railway Company
President and Chief Executive Officer
The Pace Group
Committees: 3, 4*, 5, 7

Jean-Jacques Ruest
President and Chief Executive Officer
Canadian National Railway Company
Committees: 4, 7

Shauneen Bruder
Executive Vice-President, Operations
Royal Bank of Canada
Committees: 2, 4, 6, 7, 8

Donald J. Carty, O.C., LL.D.
Retired Chairman and
Chief Executive Officer
American Airlines
Committees: 1*, 5, 6, 7, 8

Ambassador Gordon D. Giffin
Partner
Dentons US LLP
Committees: 3, 5, 7, 8

Julie Godin
Vice-Chair of the Board and
Executive Vice-President, Chief
Planning and Administration Officer
CGI Inc.
Committees: 2, 3, 5, 6, 7

Edith E. Holiday
Former General Counsel,
United States Treasury Department
and Secretary of the Cabinet
The White House
Committees: 1, 2, 7, 8*

V. Maureen Kempston Darkes, O.C., D.Comm., LL.D.
Retired Group Vice-President
General Motors Corporation
and President GM Latin America,
Africa and Middle East
Committees: 1, 2, 3, 7, 8

The Honourable Denis Losier, P.C., LL.D., C.M.
Retired President and
Chief Executive Officer
Assumption Life
Committees: 3*, 4, 7, 8

The Honourable Kevin G. Lynch, P.C., O.C., Ph.D., LL.D.
Vice-Chair
BMO Financial Group
Committees: 1, 3, 6*, 7, 8

James E. O'Connor
Retired Chairman and
Chief Executive Officer
Republic Services, Inc.
Committees: 1, 2, 4, 5, 7*

Robert L. Phillips
President
R.L. Phillips Investments Inc.
Committees: 2*, 3, 5, 6, 7

Laura Stein
Executive Vice-President and
General Counsel, Corporate Affairs
The Clorox Company
Committees: 1, 2, 5*, 6, 7

Committees:
1 Audit
2 Finance
3 Corporate governance and nominating
4 Donations and sponsorships
5 Environment, safety and security
6 Human resources and compensation
7 Strategic planning
8 Pension and investment

* *Denotes chair of the committee*

CHAIR OF THE BOARD AND SELECT SENIOR OFFICERS OF THE COMPANY

As at March 12, 2019

Robert Pace
Chair of the Board

Jean-Jacques Ruest
President and Chief Executive Officer

Mike Cory
Executive Vice-President
and Chief Operating Officer

Sean Finn
Executive Vice-President
Corporate Services and
Chief Legal Officer

Ghislain Houle
Executive Vice-President
and Chief Financial Officer

Kimberly A. Madigan
Senior Vice-President
Human Resources

Matthew Barker
Senior Vice-President
Network Technology and
Operations Planning

Michael Foster
Senior Vice-President and
Chief Information and
Technology Officer

Doug MacDonald
Senior Vice-President
Rail Centric Supply Chain
Growth

Keith Reardon
Senior Vice-President
Consumer Product
Supply Chain Growth

Paul Butcher
Vice-President
Investor Relations

Janet Drysdale
Vice-President
Financial Planning

Michael Farkouh
Vice-President
Eastern Region

Doug Ryhorchuk
Vice-President
Western Region

Derek Taylor
Vice-President
Southern Region

Marlene Puffer
President and
Chief Executive Officer
CN Investment Division

XIX CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

SHAREHOLDER AND INVESTOR INFORMATION

Annual meeting
The annual meeting of shareholders will be held at 10:00 a.m. EDT on April 30, 2019, at:

Le Windsor
Windsor Ballroom
1170 Peel Street
Montreal, Quebec, Canada

Annual information form
The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

It is also available on CN's website.

Transfer agent and registrar
Computershare Trust Company of Canada

Offices in:
Montreal, Quebec
Toronto, Ontario
Calgary, Alberta
Vancouver, British Columbia

Telephone: 1-800-564-6253
investorcentre.com

Co-transfer agent and co-registrar
Computershare Trust Company N.A.
Att: Stock Transfer Department

Overnight Mail Delivery:
250 Royall Street, Canton, MA 02021

Regular Mail Delivery:
P.O. Box 43078,
Providence, RI 02940-3078

Telephone: 1-800-962-4284

Shareholder services
Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Telephone: 1-800-564-6253
investorcentre.com

Stock exchanges
CN common shares are listed on the Toronto and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations
Paul Butcher
Vice-President, Investor Relations
Telephone: 514-399-0052

Head office
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100
Montreal, Quebec H3C 3N4

XX CN 2018 ANNUAL REPORT

 Selected Railroad Statistics - unaudited 2018 2017 2016 Financial Key financial performance indicators Total revenues ($ millions) Rail freight revenues ($ millions) Operating income ($ millions) (1) Net income ($ millions) Adjusted net income ($ millions) (2) Diluted earnings per share ($) Adjusted diluted earnings per share ($) (2) Free cash flow ($ millions) (3) Gross property additions ($ millions) Share repurchases ($ millions) Dividends per share ($) 14,321 13,548 5,493 4,328 4,056 5.87 5.50 2,514 3,531 2,000 1.82 13,041 12,293 5,243 5,484 3,778 7.24 4.99 2,778 2,703 2,000 1.65 12,037 11,326 5,032 3,640 3,581 4.67 4.59 2,520 2,752 2,000 1.50 Financial position Total assets ($ millions) Total liabilities ($ millions) Shareholders' equity ($ millions) 41,214 23,573 17,641 37,629 20,973 16,656 37,057 22,216 14,841 Financial ratios Operating ratio (%) (1) Adjusted debt-to-adjusted EBITDA (times) (4) Return on invested capital (ROIC) (%) (5) Adjusted ROIC (%) (5) 61.6 1.94 16.7 15.7 59.8 1.75 22.4 15.9 58.2 1.85 16.0 15.8 Operations (6) Statistical operating data Gross ton miles (GTMs) (millions) Revenue ton miles (RTMs) (millions) Carloads (thousands) Route miles (includes Canada and the U.S.) Employees (end of year) Employees (average for the year) 490,414 248,383 5,976 19,500 25,720 25,423 469,200 237,098 5,737 19,500 23,945 23,074 423,426 214,327 5,205 19,600 22,249 22,322 Key operating measures Rail freight revenue per RTM (cents) Rail freight revenue per carload ($) GTMs per average number of employees (thousands) Operating expenses per GTM (cents) (1) Labor and fringe benefits expense per GTM (cents) (1) Diesel fuel consumed (US gallons in millions) Average fuel price ($/US gallon) GTMs per US gallon of fuel consumed Car velocity (car miles per day) Through dwell (hours) (7) Through network train speed (miles per hour) (7) Locomotive utilization (trailing GTMs per total horsepower) 5.45 2,267 19,290 1.80 0.58 462.7 3.32 1,060 188 8.3 18.0 208 5.18 2,143 20,335 1.66 0.54 441.4 2.74 1,063 211 7.7 20.3 225 5.28 2,176 18,969 1.65 0.57 398.9 2.34 1,061 236 6.9 22.5 230 Safety indicators (8) Injury frequency rate (per 200,000 person hours) Accident rate (per million train miles) 1.81 2.02 1.83 1.83 1.70 1.42 (1) The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 - Recent accounting pronouncements to CN's 2018 Annual Consolidated Financial Statements for additional information. See the section entitled Adjusted performance measures in the MD&A for an explanation of these non-GAAP measures. See the section entitled Liquidity and capital resources - Free cash flow in the MD&A for an explanation of this non-GAAP measure. See the section entitled Liquidity and capital resources - Adjusted debt-to-adjusted EBITDA multiple in the MD&A for an explanation of this non-GAAP measure. See the section entitled Return on invested capital (ROIC) and Adjusted ROIC in the MD&A for an explanation of these non-GAAP measures. Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary. The Company no longer reports Terminal dwell and Train velocity and has replaced these measures with Through dwell and Through network train speed, respectively. Comparative figures have been adjusted to conform to the current presentation. Based on Federal Railroad Administration (FRA) reporting criteria. (2) (3) (4) (5) (6) (7) (8) CN I 2018 Annual Report 1

Management's Discussion and Analysis

Contents

Business profile	3
Corporate organization	3
Strategy overview	3
Forward-looking statements	8
Financial outlook	8
Financial highlights	9
2018 compared to 2017	9
Non-GAAP measures	10
Adjusted performance measures	10
Constant currency	11
Return on invested capital (ROIC) and adjusted ROIC	12
Revenues	13
Operating expenses	18
Other income and expenses	19
2017 compared to 2016	20
Summary of quarterly financial data	25
Summary of fourth quarter 2018	25
Financial position	26
Liquidity and capital resources	27
Off balance sheet arrangements	33
Outstanding share data	33
Financial instruments	34
Recent accounting pronouncements	36
Critical accounting estimates	38
Business risks	46
Controls and procedures	55

2 CN | 2018 Annual Report

 Management's Discussion and Analysis This Management's Discussion and Analysis (MD&A) dated February 1, 2019, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2018 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted. CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2018 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office. Business profile CN is engaged in the rail and related transportation business. CN's network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the United States (U.S.) and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers. CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2018, no individual commodity group accounted for more than 25% of total revenues. From a geographic standpoint, 15% of revenues relate to U.S. domestic traffic, 34% transborder traffic, 17% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets. Corporate organination The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management. See Note 19 - Segmented information to the Company's 2018 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area. Strategy overviei CN's business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN's goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, improving supply chains through collaboration, potential acquisitions and other opportunities, running trains safely, and minimizing environmental impact, drives the Company's efforts to create value for customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchases. CN's success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN's success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other CN I 2018 Annual Report3

 Management's Discussion and Analysis equipment and assets that improve the safety, efficiency and reliability of CN's service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, increase the capacity and the fluidity of the network, promote service excellence and support growth at low incremental cost. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase capacity, fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN's strategic investments in information technology provide access to timely and accurate information which supports CN's ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, and safety and employee engagement. Balancing "Operational and Service Excellence" The basic driver of the Company's business is demand for reliable, efficient, and cost effective transportation for customers. As such, the Company's focus is the pursuit of Operational and Service Excellence: striving to operate safely and efficiently while providing a high level of service to customers. CN operates with a mindset that drives cost efficiency and asset utilization. That mindset flows naturally from CN's Precision Railroading model, which focuses on improving every process that affects delivery of customers' goods. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This calls for the relentless measurement of results and the use of such results to generate further execution improvements in the service provided to customers. The Company's continuous search for efficiency is best captured in its performance according to key operating metrics such as car velocity, through dwell, through network train speed and locomotive utilization. All are at the center of a highly productive and fluid railroad operation, requiring daily engagement in the field. The Company works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy is a key contributor to CN's operating ratio, earnings growth and return on invested capital (ROIC). CN understands the importance of balancing its drive for productivity with efforts to enhance customer service. The Company's efforts to deliver Operational and Service Excellence are anchored on an end-to-end supply chain mindset, working closely with customers and supply chain partners, as well as involving all relevant areas of the Company in the process. By fostering better end-to-end service performance and encouraging all supply-chain players to continuously improve daily engagement, information sharing, problem solving, and execution, CN aims to help customers achieve greater competitiveness in their own markets. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies across the entire supply chain. The Company is strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company's major push in first-mile/last-mile service is focused on improving the quality of customer interactions - developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level. CN's broad-based service innovations benefit customers and support the Company's goal to drive top-line growth. CN understands the importance of being the best operator in the business, as well as being the best service innovator. Delivering safely and responsibly CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN's operations. The Company's long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives. CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization. CN believes that the rail industry can enhance safety by working more closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes face-to-face meetings, during which CN discusses its comprehensive safety programs; its safety performance; the nature, volume and economic importance of dangerous commodities it transports through their communities; a review of emergency response planning; and arranging for training sessions for emergency responders. The outreach builds on CN's involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. 4 CN I 2018 Annual Report

 Management's Discussion and Analysis CN has been deepening its commitment to a sustainable operation for many years, and has made sustainability an integral part of its business strategy. The best way in which CN can positively impact the environment is by continuously improving the efficiency of its operations, and reducing its carbon footprint. As part of the Company's comprehensive sustainability action plan and to comply with CN's environmental policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives and trucks that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste and scrap at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project (CDP) to gain a more comprehensive view of its carbon footprint. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment. The Company's environmental activities include monitoring CN's environmental performance in Canada and the U.S., identifying environmental issues inside the Company, and managing them in accordance with CN's environmental policy, which is overseen by the Environment, Safety and Security Committee of the Board of Directors. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company's CDP Report, CN's Sustainability Report entitled "Delivering Responsibly" and the Company's Corporate Governance Manual, which outlines the role and responsibilities of the Environment, Safety and Security Committee of the Board of Directors, are available on CN's website in the Delivering Responsibly section. Building a solid team of railroaders CN's ability to develop the best railroaders in the industry has been a key contributor to the Company's success. CN recognizes that without the right people - no matter how good a service plan or business model a company may have - it will not be able to fully execute. This is why the Company is focused on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and helping all employees to grow and develop. It is also why the Company embraces diversity, as working with a broad range of strengths, perspectives and experiences makes CN better. It helps the Company attract and retain qualified talent, and it fosters innovation by bringing the best solutions to the table. As part of its strategy to build a solid team of railroaders, the Company leverages its state-of-the-art training facilities in preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development has been designed to meet the learning needs of CN's railroaders - both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company's talent pool, and are tightly integrated with the Company's business strategy. Progress made in developing current and future leaders through the Company's leadership development programs is reviewed by the Human Resources and Compensation Committee of the Board of Directors. 2018 Highlights As part of its record 2018 capital expenditure program, CN completed significant initiatives to increase capacity and improve network resiliency, such as track infrastructure expansion projects and investments in yards. With expanded infrastructure that came into full service, mainly in the second half of the year, CN added capacity to support volume growth on its key corridors between the West Coast and Chicago. The Company improved network fluidity with the completion of these projects as well as the qualification of new train crews and the addition of new locomotives and equipment. Driven by solid demand across multiple commodity groups and the Company's increased capacity, in 2018, CN added approximately $1.3 billion in top-line growth with revenues up 10% and volumes up 5% in terms of revenue ton miles (RTMs), compared to the prior year. CN I 2018 Annual Report5

 Management's Discussion and Analysis Financial highlights • • CN attained record revenues and operating income in 2018. Net income decreased by $1,156 million, or 21%, to $4,328 million, and diluted earnings per share decreased by 19% to $5.87 in 2018, compared to the prior year. Included in net income in 2017 was a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of a lower U.S. federal corporate income tax rate due to the Tax Cuts and Jobs Act ("U.S. Tax Reform"). Adjusted net income increased by $278 million, or 7%, to $4,056 million, and adjusted diluted earnings per share increased by 10% to $5.50 in 2018, compared to the prior year. (1) Operating income increased by $250 million, or 5%, to $5,493 million in 2018. (2) Adjusted operating income increased by $277 million, or 5%, to $5,520 million in 2018. (1) Operating ratio of 61.6%, an increase of 1.8 points over 2017. (2) Adjusted operating ratio of 61.5%, an increase of 1.7 points over 2017. (1) Revenues increased by $1,280 million, or 10%, to $14,321 million in 2018, compared to the prior year. Operating expenses increased by $1,030 million, or 13%, to $8,828 million in 2018. (2) ROIC of 16.7%, a decrease of 5.7 points over 2017. (3) Adjusted ROIC of 15.7%, a decrease of 0.2 points over 2017. (3) The Company generated free cash flow of $2,514 million, a 10% decrease compared to 2017. (4) • • • • • • • • • • (1) See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures. (2) The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.1 percentage points for the year ended December 31, 2018 (2017 - 2.4 percentage points). Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements. (3) See the section of this MD&A entitled Return on invested capital (ROIC) and adjusted ROIC for an explanation of these non-GAAP measures. (4) See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure. Reinvestment in the business In 2018, CN spent approximately $3.5 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN's capital spending also included $1.0 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.5 billion on equipment capital expenditures, including the acquisition of 500 new centerbeam cars and 65 new high-horsepower locomotives, and $0.4 billion on implementation of Positive Train Control (PTC), the safety technology mandated by the U.S. Congress. Acquisition On October 30, 2018, the Company announced it had reached an agreement to acquire the TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business and provide transportation options that bring supply chain flexibility to its customers. The acquisition is subject to regulatory review by the Competition Bureau Canada and Canada's Ministry of Transportation. As at February 1, 2019, the regulatory review was not yet completed. Shareholder returns The Company repurchased 19.0 million of its common shares during the year, returning $2.0 billion to its shareholders. CN also increased its quarterly dividend per share by 10% to $0.4550 from $0.4125 in 2017, effective for the first quarter of 2018, and paid $1.3 billion in dividends in 2018. Sustainability The Company's sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indices as well as a position on the Climate A List by CDP in 2018. 6 CN I 2018 Annual Report

 Management's Discussion and Analysis Leadership change On March 5, 2018, CN announced the departure of Luc Jobin from his role as President and Chief Executive Officer (CEO) of the Company, as well as the appointment of Executive Vice-President and Chief Marketing Officer Jean-Jacques Ruest to Interim President and CEO. On July 24, 2018, the Company announced that Jean-Jacques Ruest had been appointed as President and CEO and a member of the Board of Directors of the Company, effective as of that day. 2019 Business outlook and assumptions For 2019, the Company expects growth across a range of commodities, particularly in petroleum crude, Canadian and U.S. coal exports, intermodal traffic, lumber and panels, and Canadian grain; as well as lower volumes of potash and U.S. grain. Underpinning the 2019 business outlook, the Company assumes that North American industrial production will increase by approximately two percent. For the 2018/2019 crop year, the grain crops in both Canada and the U.S. were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. Future value creation Reinvestment in the business In 2019, CN plans to invest approximately $3.9 billion in its capital program, of which $1.6 billion is targeted toward track and railway infrastructure maintenance to support safe and efficient operations. A further $1.2 billion is expected to be spent on initiatives to increase capacity and enable growth, such as track infrastructure expansion; investments in yards and intermodal terminals; and on information technology to improve safety performance, operational efficiency and customer service. CN's equipment capital expenditures are targeted to reach $0.8 billion in 2019, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 140 new high-horsepower locomotives and 500 new grain hopper cars. In 2019, the Company plans to invest $0.3 billion to advance the implementation of PTC along parts of its network in the U.S. Shareholder returns On January 29, 2019, the Company's Board of Directors approved a new Normal Course Issuer Bid that allows for the repurchase of up to 22 million common shares between February 1, 2019 and January 31, 2020, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange (TSX). In addition, on that same day, the Company's Board of Directors approved an increase of 18% to the quarterly dividend to common shareholders, from $0.4550 per share in 2018 to $0.5375 per share in 2019, effective for the first quarter. The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements. CN I 2018 Annual Report7

 Management's Discussion and Analysis Forward-looking statements Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words. Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2019 Business outlook and assumptions. Forward-looking statements Key assumptions Statements relating to revenue growth opportunities, including those referring to general economic and business conditions • • North American and global economic growth Long-term growth opportunities being less affected by current economic conditions Statements relating to the Company s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending • • • • • North American and global economic growth Adequate credit ratios Investment-grade credit ratings Access to capital markets Adequate cash generated from operations and other sources of financing Statements relating to pension contributions • • • Adequate cash generated from operations and other sources of financing Adequate long-term return on investment on pension plan assets Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A for a description of major risk factors. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Financial outlook During the year, the Company issued and updated its 2018 financial outlook. The 2018 actual results were higher than the Company s last 2018 financial outlook that was issued on October 23, 2018, mainly driven by sequential operating improvements enabled by significant capacity investments and a weaker than expected Canadian dollar in the fourth quarter. 8 CN I 2018 Annual Report

Management's Discussion and Analysis

Financial highlights

In millions, except percentage and per share data		2018		2017		2016	Change Favorable/(Unfavorable) 2018 vs 2017	2017 vs 2016
Revenues	$	**14,321**	$	13,041	$	12,037	10%	8%
Operating income [1]	$	**5,493**	$	5,243	$	5,032	5%	4%
Net income	$	**4,328**	$	5,484	$	3,640	(21%)	51%
Adjusted net income [2]	$	**4,056**	$	3,778	$	3,581	7%	6%
Basic earnings per share	$	**5.89**	$	7.28	$	4.69	(19%)	55%
Adjusted basic earnings per share [2]	$	**5.52**	$	5.02	$	4.61	10%	9%
Diluted earnings per share	$	**5.87**	$	7.24	$	4.67	(19%)	55%
Adjusted diluted earnings per share [2]	$	**5.50**	$	4.99	$	4.59	10%	9%
Dividends declared per share	$	**1.82**	$	1.65	$	1.50	10%	10%
Total assets	$	**41,214**	$	37,629	$	37,057	10%	2%
Total long-term liabilities	$	**20,073**	$	16,990	$	19,208	(18%)	12%
Operating ratio [1]		**61.6%**		59.8%		58.2%	(1.8)-pts	(1.6)-pts
Free cash flow [3]	$	**2,514**	$	2,778	$	2,520	(10%)	10%

(1) The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.1 percentage points for the year ended December 31, 2018 (2017 - 2.4 percentage points; 2016 - 2.3 percentage points). Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

(2) See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

(3) See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

2018 compared to 2017

Net income for the year ended December 31, 2018 was $4,328 million, a decrease of $1,156 million, or 21%, when compared to 2017, and diluted earnings per share decreased by 19% to $5.87. The decrease was primarily due to a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of a lower U.S. federal corporate income tax rate due to the U.S. Tax Reform in 2017, partly offset by an increase in Operating income and Other income.

Operating income for the year ended December 31, 2018 increased by $250 million, or 5%, to $5,493 million. The increase mainly reflects increased revenues from freight rate increases, higher applicable fuel surcharge rates and higher volumes, partly offset by higher costs from higher fuel prices and higher labor costs. The operating ratio, defined as operating expenses as a percentage of revenues, was 61.6% in 2018, compared to 59.8% in 2017.

Revenues for the year ended December 31, 2018 were $14,321 million compared to $13,041 million in 2017. The increase of $1,280 million, or 10%, was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and higher volumes of petroleum crude, refined petroleum products, coal, international container traffic and Canadian grain.

Operating expenses for the year ended December 31, 2018 were $8,828 million compared to $7,798 million in 2017. The increase of $1,030 million, or 13%, was mainly due to higher fuel prices, higher costs as a result of increased volumes of traffic and operating performance below 2017 levels.

CN | 2018 Annual Report 9

 Management's Discussion and Analysis Non-GAAP measures This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, ROIC and adjusted ROIC, free cash flow, and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures Constant currency Return on invested capital (RO C) and adjusted RO C and Liquidity and capital resources. Adjusted performance measures Management believes that adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating ratio and adjusted operating margin are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN s normal day-to-day operations and could distort the analysis of trends in business performance. In 2018, the Company began disclosing adjusted operating income, adjusted operating ratio and adjusted operating margin. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN s underlying business operations, to set performance goals and as a means to measure CN s performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For the year ended December 31, 2018, the Company reported adjusted net income of $4,056 million, or $5.50 per diluted share, which excludes employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) in the fourth quarter and the gains on disposals of property of $338 million, or $292 million after-tax ($0.40 per diluted share), consisting of the following • in the fourth quarter, a gain previously deferred on the 2014 disposal of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the "Guelph"), of $79 million, or $70 million after-tax ($0.10 per diluted share); in the third quarter, a gain on disposal of property located in Montreal, Quebec (the "Doney and St-Francois Spurs") of $36 million, or $32 million after-tax ($0.04 per diluted share); and in the second quarter, a gain on transfer of the Company's capital lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the "Central Station Railway Lease"), of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the "Calgary Industrial Lead"), of $39 million, or $34 million after-tax ($0.05 per diluted share). For the year ended December 31, 2017, the Company reported adjusted net income of $3,778 million, or $4.99 per diluted share, which • • excludes a net deferred income tax recovery of $1,706 million ($2.25 per diluted share) consisting of the following • in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of the U.S. Tax Reform and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates; in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate; in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate. For the year ended December 31, 2016, the Company reported adjusted net income of $3,581 million, or $4.59 per diluted share, which • • • excludes a gain on disposal of track leading into Montreal s Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), of $76 million, or $66 million after-tax ($0.09 per diluted share) in the fourth quarter, and a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate. 10 CN I 2018 Annual Report

Management's Discussion and Analysis

The following table provides a reconciliation of net income and earnings per share, as reported for the years ended December 31, 2018, 2017 and 2016, to the adjusted performance measures presented herein:

In millions, except per share data	*Year ended December 31,*	**2018**	2017	2016
Net income		**$ 4,328**	$ 5,484	$ 3,640
Adjustments:				
Operating expenses		**27**	—	—
Other income		**(338)**	—	(76)
Income tax expense (recovery) (1)		**39**	(1,706)	17
Adjusted net income		**$ 4,056**	$ 3,778	$ 3,581
Basic earnings per share		**$ 5.89**	$ 7.28	$ 4.69
Impact of adjustments, per share		**(0.37)**	(2.26)	(0.08)
Adjusted basic earnings per share		**$ 5.52**	$ 5.02	$ 4.61
Diluted earnings per share		**$ 5.87**	$ 7.24	$ 4.67
Impact of adjustments, per share		**(0.37)**	(2.25)	(0.08)
Adjusted diluted earnings per share		**$ 5.50**	$ 4.99	$ 4.59

(1) The tax effect of adjustments to Other income reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

The following table provides a reconciliation of operating income, operating ratio and operating margin, as reported for the years ended December 31, 2018, 2017 and 2016, to the adjusted performance measures presented herein:

In millions, except percentage	*Year ended December 31,*	**2018**	2017	2016
Operating income (1)		**$ 5,493**	$ 5,243	$ 5,032
Adjustment: Operating expenses		**27**	—	—
Adjusted operating income		**$ 5,520**	$ 5,243	$ 5,032
Operating ratio (1) (2)		**61.6%**	59.8%	58.2%
Impact of adjustment		**(0.1)-pts**	—	—
Adjusted operating ratio		**61.5%**	59.8%	58.2%
Operating margin (1) (3)		**38.4%**	40.2%	41.8%
Impact of adjustment		**0.1-pts**	—	—
Adjusted operating margin		**38.5%**	40.2%	41.8%

(1) The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

(2) Operating ratio is defined as operating expenses as a percentage of revenues.

(3) Operating margin is defined as operating income as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.296 and $1.298 per US$1.00, for the years ended December 31, 2018 and 2017, respectively.

On a constant currency basis, the Company's net income for the year ended December 31, 2018 would have been higher by $4 million ($0.01 per diluted share).

CN | 2018 Annual Report 11

Management's Discussion and Analysis

Return on invested capital (ROIC) and adjusted ROIC

In 2018, the Company began disclosing ROIC and adjusted ROIC, which management believes are useful measures of the efficiency in the use of capital funds. The Company calculates ROIC as return divided by average invested capital. Return is defined as net income plus interest expense after tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of total shareholders' equity, long-term debt and current portion of long-term debt less cash and cash equivalents, and restricted cash and cash equivalents, averaged between the beginning and ending balance over a twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's effective tax rate, excluding the tax effect of adjustments used to determine adjusted net income. ROIC and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage — *As at and for the year ended December 31,*		2018		2017		2016
Net income	$	**4,328**	$	5,484	$	3,640
Interest expense		**489**		481		480
Tax on interest expense (1)		**(116)**		(124)		(125)
Return	$	**4,701**	$	5,841	$	3,995
Average total shareholders' equity	$	**17,149**	$	15,749	$	14,896
Average long-term debt		**10,067**		9,098		9,217
Average current portion of long-term debt		**1,632**		1,785		1,466
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		**(656)**		(613)		(674)
Average invested capital	$	**28,192**	$	26,019	$	24,905
ROIC		**16.7%**		22.4%		16.0%
Adjusted net income (2)	$	**4,056**	$	3,778	$	3,581
Interest expense		**489**		481		480
Adjusted tax on interest expense (3)		**(120)**		(124)		(126)
Adjusted return	$	**4,425**	$	4,135	$	3,935
Average invested capital	$	**28,192**	$	26,019	$	24,905
Adjusted ROIC		**15.7%**		15.9%		15.8%

(1) *The effective tax rate for 2018 used to calculate the tax on interest expense was 23.8% (2017 - 25.8%; 2016 - 26.1%). Due to the negative effective tax rate reported by the Company in 2017, tax on interest expense for 2017 was calculated using an adjusted effective tax rate.*

(2) *See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.*

(3) *The adjusted effective tax rate for 2018 used to calculate the adjusted tax on interest expense was 24.5% (2017 - 25.8%; 2016 - 26.2%).*

12 CN | 2018 Annual Report

Management's Discussion and Analysis

Revenues

In millions, unless otherwise indicated	*Year ended December 31,*	2018	2017	% Change	% Change at constant currency
Rail freight revenues		$ **13,548**	$ 12,293	10%	10%
Other revenues		**773**	748	3%	3%
Total revenues		$ **14,321**	$ 13,041	10%	10%
Rail freight revenues					
Petroleum and chemicals		$ **2,660**	$ 2,208	20%	20%
Metals and minerals		**1,689**	1,523	11%	11%
Forest products		**1,886**	1,788	5%	6%
Coal		**661**	535	24%	24%
Grain and fertilizers		**2,357**	2,214	6%	7%
Intermodal		**3,465**	3,200	8%	8%
Automotive		**830**	825	1%	1%
Total rail freight revenues		$ **13,548**	$ 12,293	10%	10%
Revenue ton miles (RTMs) *(millions)*		**248,383**	237,098	5%	5%
Rail freight revenue/RTM *(cents)*		**5.45**	5.18	5%	5%
Carloads *(thousands)*		**5,976**	5,737	4%	4%
Rail freight revenue/carload *($)*		**2,267**	2,143	6%	6%

Revenues for the year ended December 31, 2018, totaled $14,321 million compared to $13,041 million in 2017. The increase of $1,280 million, or 10%, was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and higher volumes of petroleum crude, refined petroleum products, coal, international container traffic and Canadian grain. Fuel surcharge revenues increased by $395 million in 2018, as a result of higher applicable fuel surcharge rates.

In 2018, RTMs, measuring the weight and distance of rail freight transported by the Company, increased by 5% relative to 2017. Rail freight revenue per RTM increased by 5% in 2018 when compared to 2017, mainly driven by freight rate increases and higher applicable fuel surcharge rates.

Petroleum and chemicals

	Year ended December 31,	2018	2017	% Change	% Change at constant currency
Revenues *(millions)*		$ **2,660**	$ 2,208	20%	20%
RTMs *(millions)*		**50,722**	44,375	14%	14%
Revenue/RTM *(cents)*		**5.24**	4.98	5%	5%
Carloads *(thousands)*		**653**	614	6%	6%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company's petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.

For the year ended December 31, 2018, revenues for this commodity group increased by $452 million, or 20%, when compared to 2017, mainly due to higher volumes of petroleum crude due to limited pipeline capacity and increased volumes of refined petroleum products, freight rate increases, and higher applicable fuel surcharge rates; partly offset by lower volumes of condensate.

Revenue per RTM increased by 5% in 2018 when compared to 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates; partly offset by an increase in the average length of haul.

CN | 2018 Annual Report 13

Management's Discussion and Analysis

Percentage of commodity group revenues	**2018**	2017
Chemicals and plastics	**39%**	45%
Refined petroleum products	**36%**	36%
Crude and condensate	**21%**	15%
Sulfur	**4%**	4%

Metals and minerals

Year ended December 31,	**2018**	2017	% Change	% Change at constant currency
Revenues *(millions)*	**$ 1,689**	$ 1,523	11%	11%
RTMs *(millions)*	**27,993**	27,938	—%	—%
Revenue/RTM *(cents)*	**6.03**	5.45	11%	11%
Carloads *(thousands)*	**1,030**	995	4%	4%

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.

For the year ended December 31, 2018, revenues for this commodity group increased by $166 million, or 11%, when compared to 2017, mainly due to freight rate increases; higher volumes of semi-finished steel products, and increased shipments of industrial materials and iron ore; and higher applicable fuel surcharge rates; partly offset by lower volumes of frac sand.

Revenue per RTM increased by 11% in 2018 when compared to 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates.

Percentage of commodity group revenues	**2018**	2017
Energy materials	**30%**	32%
Metals	**30%**	29%
Minerals	**24%**	23%
Iron ore	**16%**	16%

Forest products

Year ended December 31,	**2018**	2017	% Change	% Change at constant currency
Revenues *(millions)*	**$ 1,886**	$ 1,788	5%	6%
RTMs *(millions)*	**29,918**	30,510	(2%)	(2%)
Revenue/RTM *(cents)*	**6.30**	5.86	8%	8%
Carloads *(thousands)*	**418**	424	(1%)	(1%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.

For the year ended December 31, 2018, revenues for this commodity group increased by $98 million, or 5%, when compared to 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by decreased volumes of lumber and woodpulp.

14 CN | 2018 Annual Report

Management's Discussion and Analysis

Revenue per RTM increased by 8% in 2018 when compared to 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates.

Percentage of commodity group revenues	**2018**	2017
Lumber	**40%**	41%
Pulp	**29%**	30%
Paper	**18%**	17%
Panels	**13%**	12%

Coal

Year ended December 31,	**2018**	2017	% Change	% Change at constant currency
Revenues *(millions)*	**$ 661**	$ 535	24%	24%
RTMs *(millions)*	**17,927**	14,539	23%	23%
Revenue/RTM *(cents)*	**3.69**	3.68	—%	—%
Carloads *(thousands)*	**346**	303	14%	14%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals on the U.S. Gulf Coast. Petroleum coke, a by-product of the oil refining process, is exported to offshore markets via terminals on the west coast of Canada and the U.S. Gulf Coast, as well as shipped to industrial users in domestic markets. The key drivers for this market segment are weather conditions, environmental regulations, global supply and demand conditions, and for U.S. domestic coal, the price of natural gas.

For the year ended December 31, 2018, revenues for this commodity group increased by $126 million, or 24%, when compared to 2017, mainly due to increased exports of U.S. thermal coal via the Gulf Coast, higher metallurgical coal exports via west coast ports, higher applicable fuel surcharge rates as well as freight rate increases.

Revenue per RTM remained flat in 2018 when compared to 2017, mainly due to higher applicable fuel surcharge rates and freight rate increases, offset by an increase in the average length of haul.

Percentage of commodity group revenues	**2018**	2017
U.S. coal - export	**33%**	27%
Canadian coal - export	**30%**	28%
Petroleum coke	**21%**	26%
U.S. coal - domestic	**16%**	19%

Grains and fertilizers

Year ended December 31,	**2018**	2017	% Change	% Change at constant currency
Revenues *(millions)*	**$ 2,357**	$ 2,214	6%	7%
RTMs *(millions)*	**57,819**	56,123	3%	3%
Revenue/RTM *(cents)*	**4.08**	3.94	4%	4%
Carloads *(thousands)*	**632**	619	2%	2%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of wheat, oats, barley, flaxseed, rye, peas, lentils, corn, ethanol, dried distillers grain, canola seed and canola products, soybeans and soybean products. Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government

CN | 2018 Annual Report 15

Management's Discussion and Analysis

regulation that establishes a maximum revenue entitlement that railways can earn. Although railway companies are free to set freight rates for western grain shipments, total revenue is limited based on a formula that takes into account tonnage, length of haul, and a specified price index. Shipments of grain that are exported to the U.S. are not regulated. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. The key drivers for fertilizers are input prices, demand, government policies, and international competition.

For the year ended December 31, 2018, revenues for this commodity group increased by $143 million, or 6%, when compared to 2017, mainly due to freight rate increases, higher export volumes of Canadian wheat, peas and lentils, and higher applicable fuel surcharge rates; partly offset by reduced Canadian canola volumes, as well as lower export volumes of U.S. soybeans.

Revenue per RTM increased by 4% in 2018 when compared to 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates.

Percentage of commodity group revenues	**2018**	2017
Canadian grain - regulated	**40%**	39%
U.S. grain - domestic	**19%**	20%
Canadian grain - commercial	**14%**	14%
Fertilizers - potash	**13%**	12%
Fertilizers - other	**9%**	10%
U.S. grain - exports	**5%**	5%

Intermodal

Year ended December 31,	**2018**	2017	% Change	% Change at constant currency
Revenues *(millions)*	**$ 3,465**	$ 3,200	8%	8%
RTMs *(millions)*	**60,120**	59,356	1%	1%
Revenue/RTM *(cents)*	**5.76**	5.39	7%	7%
Carloads *(thousands)*	**2,634**	2,514	5%	5%

The intermodal commodity group includes rail and trucking services and is comprised of two markets: domestic intermodal and international intermodal. Domestic intermodal transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while international intermodal handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. CN's network of inland intermodal terminals are located near ports and large urban centers, which connects customers to major markets in North America and overseas. Domestic intermodal is driven by consumer markets, with growth generally tied to the economy. International intermodal is driven by North American economic and trade conditions.

For the year ended December 31, 2018, revenues for this commodity group increased by $265 million, or 8%, when compared to 2017, mainly due to higher applicable fuel surcharge rates, increased international container traffic via the ports of Prince Rupert and Montreal, and freight rate increases; partly offset by lower international container traffic via the port of Vancouver, as well as reduced domestic retail shipments.

Revenue per RTM increased by 7% in 2018 when compared to 2017, mainly due to higher applicable fuel surcharge rates and freight rate increases.

Percentage of commodity group revenues	**2018**	2017
International	**67%**	66%
Domestic	**33%**	34%

16 CN | 2018 Annual Report

Management's Discussion and Analysis

Automotive

Year ended December 31,		2018		2017	% Change	% Change at constant currency
Revenues *(millions)*	$	**830**	$	825	1%	1%
RTMs *(millions)*		**3,884**		4,257	(9%)	(9%)
Revenue/RTM *(cents)*		**21.37**		19.38	10%	11%
Carloads *(thousands)*		**263**		268	(2%)	(2%)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing service to certain vehicle assembly plants in Ontario, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of finished vehicle imports via the ports of Halifax and Vancouver, and through interchange with other railroads. CN's broad network of auto compounds is used to facilitate distribution of vehicles throughout Canada and the U.S. Midwest. The primary drivers for this market are automotive production and sales in North America, the average age of vehicles in North America, and the price of fuel.

For the year ended December 31, 2018, revenues for this commodity group increased by $5 million, or 1%, when compared to 2017, mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by lower volumes of domestic finished vehicles.

Revenue per RTM increased by 10% in 2018 when compared to 2017, mainly due to a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases.

Percentage of commodity group revenues	2018	2017
Finished vehicles	**94%**	94%
Auto parts	**6%**	6%

Other revenues

Year ended December 31,		2018		2017	% Change	% Change at constant currency
Revenues *(millions)*	$	**773**	$	748	3%	3%

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

For the year ended December 31, 2018, Other revenues increased by $25 million, or 3%, when compared to 2017, mainly due to higher revenues from freight forwarding and transportation management services, and vessels and docks.

Percentage of other revenues	2018	2017
Vessels and docks	**50%**	50%
Other non-rail services	**42%**	40%
Other revenues	**8%**	10%

CN | 2018 Annual Report 17

Management's Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2018, amounted to $8,828 million compared to $7,798 million in 2017. The increase of $1,030 million, or 13%, was mainly due to higher fuel prices, higher costs as a result of increased volumes of traffic and operating performance below 2017 levels.

In millions	*Year ended December 31,*	2018		2017	% Change	% Change at constant currency
Labor and fringe benefits [(1)]	$	**2,860**	$	2,536	(13%)	(13%)
Purchased services and material		**1,971**		1,769	(11%)	(11%)
Fuel		**1,732**		1,362	(27%)	(27%)
Depreciation and amortization		**1,329**		1,281	(4%)	(4%)
Equipment rents		**467**		418	(12%)	(12%)
Casualty and other		**469**		432	(9%)	(9%)
Total operating expenses [(1)]	$	**8,828**	$	7,798	(13%)	(13%)

(1) The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

Labor and fringe benefits

Labor and fringe benefits expense includes wages, payroll taxes and employee benefits such as incentive compensation, including stock-based compensation, health and welfare, and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial performance targets and the related expense is recorded in relation to the attainment of such targets.

Labor and fringe benefits expense increased by $324 million, or 13%, in 2018 when compared to 2017. The increase was primarily due to higher headcount, general wage increases, higher overtime costs and training costs for new employees, higher pension expense, and employee termination benefits and severance costs related to a workforce reduction program in the fourth quarter.

Purchased services and material

Purchased services and material expense includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.

Purchased services and material expense increased by $202 million, or 11%, in 2018 when compared to 2017. The increase was mainly due to higher costs of services purchased from outside contractors, higher trucking and transload costs, and higher repairs, maintenance and materials costs resulting mainly from increased volumes of traffic.

Fuel

Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.

Fuel expense increased by $370 million, or 27%, in 2018 when compared to 2017. The increase was primarily due to higher fuel prices and increased volumes of traffic.

Depreciation and amortization

Depreciation and amortization expense includes the costs associated with the use of properties and intangible assets over their estimated service lives. Depreciation and amortization expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.

Depreciation and amortization expense increased by $48 million, or 4%, in 2018 when compared to 2017. The increase was mainly due to net asset additions, partly offset by the favorable impact of depreciation studies.

Equipment rents

Equipment rents expense includes rental expense for the use of freight cars owned by other railroads (car hire) or private companies and for the lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's freight cars (car hire) and locomotives.

Equipment rents expense increased by $49 million, or 12%, in 2018 when compared to 2017. The increase was primarily due to higher costs for leased locomotives and higher car hire expense.

18 CN | 2018 Annual Report

 Management's Discussion and Analysis Casualty and other Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. Casualty and other expense increased by $37 million, or 9%, in 2018 when compared to 2017. The increase was mainly due to higher incident costs and higher legal provisions. Other income and expenses Interest expense In 2018, interest expense was $489 million compared to $481 million in 2017. The increase was mainly due to a higher average level of debt, partly offset by a lower weighted-average interest rate. Other components of net periodic benefit income In 2018, Other components of net periodic benefit income was $302 million compared to $315 million in 2017. Other income In 2018, Other income was $376 million compared to $12 million in 2017. Included in Other income for 2018 was a gain previously deferred on the 2014 disposal of the Guelph of $79 million, a gain on disposal of the Doney and St-Francois Spurs of $36 million, a gain on the transfer of the Central Station Railway Lease of $184 million, and a gain on disposal of the Calgary Industrial Lead of $39 million. Income tax recovery (expense) On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act ("U.S. Tax Reform"). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023. As a result of the U.S. Tax Reform, the Company's net deferred income tax liability decreased by $1,764 million for the year ended December 31, 2017. The U.S. Tax Reform introduced other important changes to U.S. corporate income tax laws that may significantly affect CN in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reform, U.S. authorities have issued various proposed regulations and preliminary guidance interpreting its provisions. These interpretations have been taken into account and did not affect the calculation of the Company's current year income tax provision and tax payments. However, the U.S. Tax Reform and these proposed regulations are expected to impact the Company's income tax provisions and tax payments in future years. In 2018, the Company recorded an income tax expense of $1,354 million compared to an income tax recovery of $395 million in 2017. Included in the 2017 figure was a net deferred income tax recovery of $1,706 million consisting of a deferred income tax recovery of $1,764 million recorded in the fourth quarter, resulting from the enactment of the U.S. Tax Reform; deferred income tax expenses of $50 million recorded in the fourth quarter and $31 million recorded in the third quarter, resulting from the enactment of higher provincial corporate income tax rates and a higher state corporate income tax rate, respectively; and deferred income tax recoveries of $18 million recorded in the second quarter and $5 million recorded in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates. The effective tax rate for 2018 was 23.8% compared to (7.8)% in 2017. Excluding the aforementioned deferred income tax recoveries and expenses, the effective tax rate for 2018 was 23.8% compared to 25.8% in 2017. The decrease in the effective tax rate was mainly attributable to a lower U.S. Federal corporate tax rate and gains on disposal of property taxed at the lower capital gain inclusion rate. For 2019, the Company anticipates the estimated annual effective tax rate to be 26.5%. The anticipated increase is due to the U.S. Tax Reform, and the related proposed regulations and interpretations issued in December 2018. CN I 2018 Annual Report19

Management's Discussion and Analysis

2017 compared to 2016

The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. As a result, the comparative figures for Labor and fringe benefits, Operating expenses, Operating income and operating ratio have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.4 percentage points and 2.3 percentage points for the years ended December 31, 2017 and 2016, respectively. Additional information is provided in the section of this MD&A entitled *Recent accounting pronouncements*.

Net income for the year ended December 31, 2017 was $5,484 million, an increase of $1,844 million, or 51%, when compared to 2016, and diluted earnings per share increased by 55% to $7.24. The increase was primarily due to a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of the U.S. Tax Reform and the impact of higher volumes.

Operating income for the year ended December 31, 2017 increased by $211 million, or 4%, to $5,243 million. The increase mainly reflects increased revenues from higher volumes, freight rate increases and higher applicable fuel surcharge rates, partly offset by higher costs from increased volumes and higher fuel prices. The operating ratio was 59.8% in 2017, compared to 58.2% in 2016. Higher fuel prices had a 0.9-point impact on the increase for the year.

Revenues for the year ended December 31, 2017 totaled $13,041 million compared to $12,037 million in 2016. The increase of $1,004 million, or 8%, was mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Operating expenses for the year ended December 31, 2017 amounted to $7,798 million compared to $7,005 million in 2016. The increase of $793 million, or 11%, was mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.30 and $1.33 per US$1.00, for the years ended December 31, 2017 and 2016, respectively.

On a constant currency basis, the Company's net income for the year ended December 31, 2017 would have been higher by $42 million ($0.06 per diluted share).

Revenues

In millions, unless otherwise indicated	*Year ended December 31,*	2017	2016	% Change	% Change at constant currency
Rail freight revenues		$ 12,293	$ 11,326	9%	10%
Other revenues		748	711	5%	6%
Total revenues		$ 13,041	$ 12,037	8%	10%
Rail freight revenues					
Petroleum and chemicals		$ 2,208	$ 2,174	2%	3%
Metals and minerals		1,523	1,218	25%	27%
Forest products		1,788	1,797	(1%)	1%
Coal		535	434	23%	25%
Grain and fertilizers		2,214	2,098	6%	7%
Intermodal		3,200	2,846	12%	13%
Automotive		825	759	9%	10%
Total rail freight revenues		$ 12,293	$ 11,326	9%	10%
Revenue ton miles (RTMs) *(millions)*		237,098	214,327	11%	11%
Rail freight revenue/RTM *(cents)*		5.18	5.28	(2%)	(1%)
Carloads *(thousands)*		5,737	5,205	10%	10%
Rail freight revenue/carload *($)*		2,143	2,176	(2%)	—%

20 CN | 2018 Annual Report

Management's Discussion and Analysis

Revenues for the year ended December 31, 2017, totaled $13,041 million compared to $12,037 million in 2016. The increase of $1,004 million, or 8%, was mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar. Fuel surcharge revenues increased by $189 million in 2017, as a result of higher applicable fuel surcharge rates and higher freight volumes.

In 2017, RTMs increased by 11% relative to 2016. Rail freight revenue per RTM decreased by 2% in 2017 when compared to 2016, mainly driven by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Petroleum and chemicals

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	2,208	$	2,174	2%	3%
RTMs *(millions)*		44,375		43,395	2%	2%
Revenue/RTM *(cents)*		4.98		5.01	(1%)	1%
Carloads *(thousands)*		614		599	3%	3%

For the year ended December 31, 2017, revenues for this commodity group increased by $34 million, or 2%, when compared to 2016, mainly due to higher volumes of refined petroleum products and propane; freight rate increases; and higher applicable fuel surcharge rates; partly offset by lower volumes of plastic pellets and condensate, and the negative translation impact of a stronger Canadian dollar.

Revenue per RTM decreased by 1% in 2017 when compared to 2016, mainly due to the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.

Metals and minerals

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	1,523	$	1,218	25%	27%
RTMs *(millions)*		27,938		20,233	38%	38%
Revenue/RTM *(cents)*		5.45		6.02	(9%)	(8%)
Carloads *(thousands)*		995		807	23%	23%

For the year ended December 31, 2017, revenues for this commodity group increased by $305 million, or 25%, when compared to 2016, mainly due to higher volumes of frac sand and drilling pipe resulting from increased oil and gas drilling activity along with higher frac sand usage per well; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Revenue per RTM decreased by 9% in 2017 when compared to 2016, mainly due to an increase in the average length of haul from higher volumes of frac sand and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.

Forest products

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	1,788	$	1,797	(1%)	1%
RTMs *(millions)*		30,510		31,401	(3%)	(3%)
Revenue/RTM *(cents)*		5.86		5.72	2%	4%
Carloads *(thousands)*		424		440	(4%)	(4%)

CN | 2018 Annual Report 21

Management's Discussion and Analysis

For the year ended December 31, 2017, revenues for this commodity group decreased by $9 million, or 1%, when compared to 2016, mainly due to lower volumes of a broad range of forest products and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.

Revenue per RTM increased by 2% in 2017 when compared to 2016, mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Coal

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	535	$	434	23%	25%
RTMs *(millions)*		14,539		11,032	32%	32%
Revenue/RTM *(cents)*		3.68		3.93	(6%)	(5%)
Carloads *(thousands)*		303		333	(9%)	(9%)

For the year ended December 31, 2017, revenues for this commodity group increased by $101 million, or 23%, when compared to 2016. The increase was mainly due to increased exports of U.S. thermal coal via the Gulf Coast, higher metallurgical coal exports via west coast ports following the reopening of two mines in British Columbia, and increased exports of Canadian petroleum coke due to improved market conditions; as well as freight rate increases. These factors were partly offset by reduced volumes of U.S. domestic thermal coal to U.S. Midwest utilities, mainly due to the loss of a utility customer.

Revenue per RTM decreased by 6% in 2017 when compared to 2016, mainly due to a significant increase in the average length of haul, partly offset by higher volumes of Canadian metallurgical coal and freight rate increases.

Grain and fertilizers

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	2,214	$	2,098	6%	7%
RTMs *(millions)*		56,123		51,485	9%	9%
Revenue/RTM *(cents)*		3.94		4.07	(3%)	(2%)
Carloads *(thousands)*		619		602	3%	3%

For the year ended December 31, 2017, revenues for this commodity group increased by $116 million, or 6%, when compared to 2016, mainly due to higher volumes of Canadian wheat to North American and export markets, higher export volumes of Canadian canola and barley, and higher export volumes of potash driven by strong offshore demand; freight rate increases; and higher applicable fuel surcharge rates; partly offset by lower export volumes of U.S. soybeans and the negative translation impact of a stronger Canadian dollar.

Revenue per RTM decreased by 3% in 2017 when compared to 2016, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Intermodal

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	3,200	$	2,846	12%	13%
RTMs *(millions)*		59,356		53,056	12%	12%
Revenue/RTM *(cents)*		5.39		5.36	1%	1%
Carloads *(thousands)*		2,514		2,163	16%	16%

For the year ended December 31, 2017, revenues for this commodity group increased by $354 million, or 12%, when compared to 2016, mainly due to higher international container traffic via the ports of Vancouver and Prince Rupert; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

22 CN | 2018 Annual Report

Management's Discussion and Analysis

Revenue per RTM increased by 1% in 2017 when compared to 2016, mainly due to higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Automotive

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	825	$	759	9%	10%
RTMs *(millions)*		4,257		3,725	14%	14%
Revenue/RTM *(cents)*		19.38		20.38	(5%)	(3%)
Carloads *(thousands)*		268		261	3%	3%

For the year ended December 31, 2017, revenues for this commodity group increased by $66 million, or 9%, when compared to 2016, mainly due to higher volumes of finished vehicle imports via the Port of Vancouver resulting from new business, and higher volumes of domestic finished vehicle traffic; higher applicable fuel surcharge rates; and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Revenue per RTM decreased by 5% in 2017 when compared to 2016, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by higher applicable fuel surcharge rates and freight rate increases.

Other revenues

Year ended December 31,		2017		2016	% Change	% Change at constant currency
Revenues *(millions)*	$	748	$	711	5%	6%

For the year ended December 31, 2017, Other revenues increased by $37 million, or 5%, when compared to 2016, mainly due to higher revenues from vessels and docks and automotive logistic services, partly offset by the negative translation impact of a stronger Canadian dollar.

Operating expenses

Operating expenses for the year ended December 31, 2017 amounted to $7,798 million compared to $7,005 million in 2016. The increase of $793 million, or 11%, was mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

In millions Year ended December 31,		2017		2016	% Change	% Change at constant currency
Labor and fringe benefits (1)	$	2,536	$	2,399	(6%)	(7%)
Purchased services and material		1,769		1,592	(11%)	(12%)
Fuel		1,362		1,051	(30%)	(32%)
Depreciation and amortization		1,281		1,225	(5%)	(5%)
Equipment rents		418		375	(11%)	(14%)
Casualty and other		432		363	(19%)	(21%)
Total operating expenses (1)	$	7,798	$	7,005	(11%)	(13%)

(1) *The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.*

Labor and fringe benefits

Labor and fringe benefits expense increased by $137 million, or 6%, in 2017 when compared to 2016. The increase was primarily due to higher headcount and overtime costs due to increased volumes of traffic, general wage increases, increased U.S. health and welfare rates and higher incentive-based compensation, partly offset by the positive translation impact of a stronger Canadian dollar.

CN | 2018 Annual Report 23

 Management's Discussion and Analysis Purchased services and material Purchased services and material expense increased by $177 million, or 11%, in 2017 when compared to 2016. The increase was mainly due to higher costs of services purchased from outside contractors and higher materials and repairs and maintenance costs resulting from increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar. Fuel Fuel expense increased by $311 million, or 30%, in 2017 when compared to 2016. The increase was primarily due to higher fuel prices and increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar. Depreciation and amortization Depreciation and amortization expense increased by $56 million, or 5%, in 2017 when compared to 2016. The increase was mainly due to net capital additions, partly offset by the positive translation impact of a stronger Canadian dollar. Equipment rents Equipment rents expense increased by $43 million, or 11%, in 2017 when compared to 2016. The increase was primarily due to higher car hire expense resulting from increased volumes of traffic, partly offset by lower car and equipment lease expense and the positive translation impact of a stronger Canadian dollar. Casualty and other Casualty and other expense increased by $69 million, or 19%, in 2017 when compared to 2016. The increase was mainly due to higher legal and personal injury expenses, incident costs and worker's compensation expense, partly offset by lower bad debt expense and the positive translation impact of a stronger Canadian dollar. Other income and expenses lnterest expense In 2017, interest expense was $481 million compared to $480 million in 2016. The increase was mainly due to a higher average level of debt, partly offset by the positive translation impact of a stronger Canadian dollar. Other components of net periodic benefit income In 2017, Other components of net periodic benefit income was $315 million compared to $280 million in 2016. Other income In 2017, the Company recorded other income of $12 million compared to $95 million in 2016. Included in Other income for 2016 was a gain on disposal of the Viaduc du Sud of $76 million. lncome tax recovery (expense) The Company recorded an income tax recovery of $395 million for the year ended December 31, 2017, compared to an income tax expense of $1,287 million in 2016. Included in the 2017 figure was a net deferred income tax recovery of $1,706 million consisting of a deferred income tax recovery of $1,764 million recorded in the fourth quarter, resulting from the enactment of the U.S. Tax Reform, deferred income tax expenses of $50 million recorded in the fourth quarter and $31 million recorded in the third quarter, resulting from the enactment of higher provincial corporate income tax rates and a higher state corporate income tax rate, respectively, and deferred income tax recoveries of $18 million recorded in the second quarter and $5 million recorded in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates. Included in the 2016 figure was a deferred income tax expense of $7 million recorded in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate. The effective tax rate for 2017 was (7.8%) compared to 26.1% in 2016. Excluding the aforementioned deferred income tax recoveries and expenses, the effective tax rate for 2017 was 25.8% compared to 26.0% in 2016. The variance in the effective tax rate was mainly attributable to a lower proportion of the Company's pre-tax income being earned in higher tax rate jurisdictions, and the impact of a higher excess tax benefit resulting from the settlement of equity settled awards in 2017 compared to 2016. 24 CN I 2018 Annual Report

Management's Discussion and Analysis

Summary of quarterly financial data

	2018				2017			
	Quarters				Quarters			
In millions, except per share data	**Fourth**	**Third**	**Second**	**First**	Fourth	Third	Second	First
Revenues	**$ 3,808**	**$ 3,688**	**$ 3,631**	**$ 3,194**	$ 3,285	$ 3,221	$ 3,329	$ 3,206
Net income (1)	**$ 1,143**	**$ 1,134**	**$ 1,310**	**$ 741**	$ 2,611	$ 958	$ 1,031	$ 884
Basic earnings per share	**$ 1.57**	**$ 1.55**	**$ 1.78**	**$ 1.00**	$ 3.50	$ 1.28	$ 1.36	$ 1.16
Diluted earnings per share	**$ 1.56**	**$ 1.54**	**$ 1.77**	**$ 1.00**	$ 3.48	$ 1.27	$ 1.36	$ 1.16
Dividends per share	**$ 0.4550**	**$ 0.4550**	**$ 0.4550**	**$ 0.4550**	$ 0.4125	$ 0.4125	$ 0.4125	$ 0.4125
Reconciliation of operating income (2)								
Operating income as originally reported	**N/A**	**N/A**	**N/A**	**N/A**	$ 1,301	$ 1,459	$ 1,495	$ 1,303
Adjustment: Other components of net periodic benefit income	**N/A**	**N/A**	**N/A**	**N/A**	(76)	(80)	(80)	(79)
Operating income	**$ 1,452**	**$ 1,492**	**$ 1,519**	**$ 1,030**	$ 1,225	$ 1,379	$ 1,415	$ 1,224

(1) *Net income may include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures for additional information on these items.*

(2) *The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.*

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled *Business risks* of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Summary of fourth quarter 2018

Fourth quarter 2018 net income was $1,143 million, a decrease of $1,468 million, or 56%, when compared to the same period in 2017, and diluted earnings per share decreased by 55% to $1.56. The decrease was mainly due to a deferred income tax recovery of $1,764 million ($2.35 per diluted share) resulting from the enactment of a lower U.S. federal corporate income tax rate due to the U.S. Tax Reform in the fourth quarter of 2017, partly offset by an increase in Operating income and Other income.

Operating income for the quarter ended December 31, 2018 increased by $227 million, or 19%, to $1,452 million, when compared to the same period in 2017. The increase mainly reflects increased revenues from higher volumes, freight rate increases and higher applicable fuel surcharge rates, partly offset by higher labor costs and higher fuel prices. The operating ratio was 61.9% in the fourth quarter of 2018 compared to 62.7% in the fourth quarter of 2017.

Revenues for the fourth quarter of 2018 increased by $523 million, or 16%, to $3,808 million, when compared to the same period in 2017. The increase was mainly attributable to higher volumes of petroleum crude and Canadian grain, freight rate increases, higher applicable fuel surcharge rates, and the positive translation impact of a weaker Canadian dollar; partly offset by lower volumes of frac sand. Fuel surcharge revenues increased by $118 million in the fourth quarter of 2018, mainly due to higher applicable fuel surcharge rates.

Operating expenses for the fourth quarter of 2018 increased by $296 million, or 14%, to $2,356 million, when compared to the same period in 2017. The increase was primarily due to higher labor costs mainly as a result of an increase in headcount, and employee termination benefits and severance costs related to a workforce reduction program; higher fuel prices; higher costs as a result of increased volumes of traffic; and the negative translation impact of a weaker Canadian dollar.

CN | 2018 Annual Report 25

Management's Discussion and Analysis

Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2018 as compared to 2017. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2018 and 2017, the foreign exchange rates were $1.3637 and $1.2571 per US$1.00, respectively.

In millions	*December 31,*	2018	2017	Foreign exchange impact	Variance excluding foreign exchange	Explanation of variance, other than foreign exchange impact
Total assets		**$ 41,214**	$ 37,629	$ 1,660	$ 1,925	
Variance mainly due to:						
Properties		**37,773**	34,189	1,378	2,206	Increase primarily due to gross property additions of $3,531 million, partly offset by depreciation of $1,327 million.
Pension asset		**446**	994	—	(548)	Decrease primarily due to lower actual returns partly offset by the increase in the year-end discount rate from 3.51% in 2017 to 3.77% in 2018.
Total liabilities		**$ 23,573**	$ 20,973	$ 1,233	$ 1,367	
Variance mainly due to:						
Deferred income taxes		**7,480**	6,953	291	236	Increase due to deferred income tax expense of $527 million recorded in Net income, partially offset by a deferred income tax recovery of $291 million recorded in Other comprehensive income (loss), mostly attributable to new temporary differences generated during the year.
Pension and other postretirement benefits		**707**	699	16	(8)	Decrease primarily due to the increase in the year-end discount rate from 3.51% in 2017 to 3.77% in 2018.
Total long-term debt, including the current portion		**12,569**	10,828	809	932	Increase primarily due to issuance of notes of $2,738 million and net issuance of commercial paper of $99 million, partly offset by repayment of notes of $1,399 million, net repayment of accounts receivable securitization of $420 million and debt related to capital leases of $44 million.

In millions	*December 31,*	2018	2017	Variance	Explanation of variance
Total shareholders' equity		**$ 17,641**	$ 16,656	$ 985	
Variance mainly due to:					
Accumulated other comprehensive loss		**(2,849)**	(2,784)	(65)	Increase in Other comprehensive loss due to after-tax amounts of $489 million from net foreign exchange gains and $554 million resulting from net actuarial losses on defined benefit pension and post-retirement benefit plans, net of amortization.
Retained earnings		**16,623**	15,561 (1)	1,062	Increase primarily due to current year net income of $4,328 million, partly offset by share repurchases of $1,901 million and dividends paid of $1,333 million.

(1) The Company changed its presentation with respect to equity settled awards settled using shares purchased on the open market in the fourth quarter of 2018 on a retrospective basis. Comparative balances have been reclassified to conform to the current presentation. Additional information is provided in Note 14 - Share capital to the Company's 2018 Annual Consolidated Financial Statements.

26 CN | 2018 Annual Report

 Management's Discussion and Analysis Liquidity and capital resources The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including an unsecured revolving credit facility, commercial paper programs, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements. The Company's primary uses of funds are for working capital requirements, including income tax installments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividends; and share repurchases. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its capital structure, cost of capital, and the need for additional debt financing. The Company has a working capital deficit, which is common in the capital-intensive rail industry, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2018 and 2017, the Company had Cash and cash equivalents of $266 million and $70 million, respectively; Restricted cash and cash equivalents of $493 million and $483 million, respectively; and a working capital deficit of $772 million and $1,793 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company's bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company's U.S. and other foreign subsidiaries maintain sufficient cash to meet their respective operational requirements. If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries. The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A. Available financing sources Shelf prospectus and registration statement On February 13, 2018, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement that expired on February 6, 2018. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities. During 2018, the Company issued US$650 million ($854 million) of debt securities in the U.S. capital markets and $800 million of debt securities in the Canadian capital markets under its current shelf prospectus and registration statement, and US$900 million ($1,123 million) of debt securities in the U.S. capital markets under its previous shelf prospectus and registration statement. As at December 31, 2018, the remaining capacity of the Company's current shelf prospectus and registration statement was $4.4 billion. The Company's access to long-term funds in the capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the capital markets. If the Company were unable to borrow funds at acceptable rates in the capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business. CN I 2018 Annual Report27

 Management's Discussion and Analysis Revolving credit facility On March 15, 2018, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The increase in capacity provides the Company with additional financial flexibility. The amended credit facility of $1.8 billion consists of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature included in the credit facility agreement, which provides for an additional $500 million subject to the consent of individual lenders, remains unchanged. The credit facility is available for general corporate purposes, including backstopping the Company's commercial paper programs. As at December 31, 2018 and December 31, 2017, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2018 and 2017. Commercial paper The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of May 5, 2018, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.3 billion to $1.8 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $1.8 billion revolving credit facility to meet its short-term liquidity needs. As at December 31, 2018 and 2017, the Company had total commercial paper borrowings of US$862 million ($1,175 million) and US$760 million ($955 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets. Accounts receivable securitization program The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On April 30, 2018, the Company extended the term of its agreement by two years to February 1, 2021. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and is renewed at market rates then in effect. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred. The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets. As at December 31, 2018, the Company had accounts receivable securitization borrowings of $nil. As at December 31, 2017, the Company had accounts receivable securitization borrowings of $421 million, consisting of $320 million and US$80 million ($101 million), secured by and limited to $476 million of accounts receivable, presented in Current portion of long-term debt on the Consolidated Balance Sheets. Bilateral letter of credit facilities The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2018, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2021. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2018, the Company had outstanding letters of credit of $410 million (2017 - $394 million) under the committed facilities from a total available amount of $447 million (2017 - $437 million) and $137 million (2017 - $136 million) under the uncommitted facilities. As at December 31, 2018, included in Restricted cash and cash equivalents was $408 million (2017 - $400 million) and $80 million (2017 - $80 million) pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively. Additional information relating to the Company's financing sources is provided in Note 11 - Debt to the Company's 2018 Annual Consolidated Financial Statements. 28 CN I 2018 Annual Report

 Management's Discussion and Analysis Credit ratings The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs. The following table provides the credit ratings that CN has received from credit rating agencies as of the date of this MD&A: Long-term debt rating Commercial paper rating Dominion Bond Rating Service Moody's Investors Service Standard & Poor's A A2 A R-1 (low) P-1 A-1 These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating. Cash flows 20 8 2017 variance n millions ear ended December 1, Net cash provided by operating activities Net cash used in investing activities Net cash used in financing activities Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents $ 5,9 8 (3,404) (2,308) $ 5,516 (2,738) (2,895) $ 402 (666) 587 (2) 2 Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents 206 (119) 325 Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year 553 672 (119) Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year $ 759 $ 553 $ 206 Operating activities Net cash provided by operating activities increased by $402 million in 2018 due to higher cash earnings. Pension contributions The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the years ended December 31, 2018 and 2017 of $92 million and $115 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes. The decrease in pension contributions was mainly due to the Company reducing its current service cost contributions for the CN Pension Plan as permitted based on its most recently filed actuarial valuation. The Company expects to make total cash contributions of approximately $140 million for all pension plans in 2019. See the section of this MD&A entitled Critical accounting estimates - Pensions and other postretirement benefits for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in Note 1 - Pensions and other postretirement benefits to the Company's 2018 Annual Consolidated Financial Statements. ncome tax payments The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax installments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year. In 2018, net income tax payments were $776 million (2017 - $712 million). The increase was mainly due to a higher final payment made in 2018 for the prior year and higher installment payments in Canada, partly offset by a net refund in the U.S. For 2019, the Company's net income tax payments are expected to be approximately $1 billion. The increase is primarily due to higher required U.S. installments in 2019, which includes the impacts of the U.S. Tax Reform, and the related proposed regulations and interpretations issued in December 2018. Investing activities Net cash used in investing activities increased by $666 million in 2018, mainly as a result of higher property additions, partly offset by proceeds from the disposal of property. CN I 2018 Annual Report29

 Management's Discussion and Analysis Property additions 20 8 2017 n millions ear ended December 1, Track and roadway (1) Rolling stock Buildings Information technology Other $ 2,34 433 95 459 203 $ 1,927 226 70 290 190 Gross property additions Less: Capital leases 3,53 2,703 30 Property additions (2) $ 3,53 $ 2,673 (1)n 2018, approximately 65% (2017 - 75%) of the Track and roadway property additions were incurred to renew basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 10% of the Company's total operating expenses in 2018 (2017 - 12%). (2)ncludes $419 million associated with the U.S. federal government legislative PTC implementation in 2018 (2017 - $417 million). Disposal of property In 2018, cash flows from investing activities included cash proceeds of $194 million, before transaction costs, from the disposals of the Doney and St-Francois spurs, Central Station Railway lease, and Calgary Industrial Lead. In 2017, there were no significant disposals of property. Additional information relating to disposals of property is provided in Note 4 - Other income to the Company's 2018 Annual Consolidated Financial Statements. 2019 Capital expenditure program In 2019, the Company expects to invest approximately $3.9 billion in its capital program, which will be financed with cash generated from operations or with cash from financing activities as required, as outlined below: • $1.6 billion on track and railway infrastructure maintenance to support safe and efficient operations, including the replacement of rail and ties, bridge improvements, as well as other general track maintenance; $1.2 billion on initiatives to increase capacity and enable growth, such as track infrastructure expansion, investments in yards and intermodal terminals, and on information technology to improve safety performance, operational efficiency and customer service; $0.8 billion on equipment capital expenditures, allowing the Company to tap growth opportunities and improve the quality of the fleet, and in order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 140 new high-horsepower locomotives and 500 new grain hopper cars; and $0.3 billion associated with the U.S. federal government legislative PTC implementation. • • • Financing activities Net cash used in financing activities decreased by $587 million in 2018, primarily driven by higher net issuances of long-term debt, partly offset by a lower net issuance of commercial paper. Debt financing activities Debt financing activities in 2018 included the following: • On November 7, 2018, issuance of US$650 million ($854 million) 4.45% Notes due 2049 in the U.S. capital markets, which resulted in net proceeds of $845 million; On August 30, 2018, early redemption of US$550 million 5.55% Notes due 2019 for US$558 million ($720 million), which resulted in a loss of US$8 million ($10 million) that was recorded in Other income; On July 31, 2018, issuance of $350 million 3.20% Notes due 2028 and $450 million 3.60% Notes due 2048 in the Canadian capital markets, which resulted in total net proceeds of $787 million; On July 15, 2018, repayment of US$200 million ($264 million) 6.80% Notes due 2018 upon maturity; On May 15, 2018, repayment of US$325 million ($415 million) 5.55% Notes due 2018 upon maturity; On February 6, 2018, issuance of US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in total net proceeds of $1,106 million; Net issuance of commercial paper of $99 million; Proceeds from the accounts receivable securitization program of $530 million; Repayment of accounts receivable securitization borrowings of $950 million; and Repayment of capital leases of $44 million. • • • • • • • • • 30 CN I 2018 Annual Report

 Management's Discussion and Analysis Debt financing activities in 2017 included the following: • • • On November 15, 2017, repayment of US$250 million ($318 million) 5.85% Notes due 2017 upon maturity; On November 14, 2017, repayment of US$250 million ($317 million) Floating Rate Notes due 2017 upon maturity; On August 1, 2017, issuance of $500 million 3.60% Notes due 2047 in the Canadian capital markets, which resulted in net proceeds of $493 million; Proceeds from the accounts receivable securitization program of $423 million; Net issuance of commercial paper of $379 million; and Repayment of capital leases of $206 million. • • • Cash obtained from the issuance of debt in 2018 and 2017 was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. Additional information relating to the Company's outstanding debt securities is provided in Note 11 - Debt to the Company's 2018 Annual Consolidated Financial Statements. Repurchase of common shares The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. The Company repurchased 4.1 million common shares under its NCIB effective from October 30, 2018 and January 31, 2019, which allowed for the repurchase of up to 5.5 million common shares. Previous NCIBs allowed for the repurchase of up to 31.0 million common shares between October 30, 2017 and October 29, 2018, and up to 33.0 million common shares between October 30, 2016 and October 29, 2017. The following table provides the information related to the share repurchases for the years ended December 31, 2018, 2017 and 2016: 20 8 2017 2016 Total NCIB n millions, except per share data ear ended December 1, October 20 8 - January 20 9 NCIB Number of common shares Weighted-average price per share Amount of repurchase 2.6 09.92 293 N/A N/A N/A N/A N/A N/A 2.6 109.92 293 $ $ $ $ October 20 7 - October 20 8 NCIB Number of common shares Weighted-average price per share Amount of repurchase 6.4 04. 9 ,707 2.9 102.40 293 N/A N/A N/A 19.3 103.92 2,000 $ $ $ $ $ $ October 20 6 - October 20 7 NCIB Number of common shares (1) Weighted-average price per share Amount of repurchase N/A N/A N/A 17.5 97.60 1,707 3.5 84.06 293 21.0 95.35 2,000 $ $ $ $ $ $ Total for the year Number of common shares (1) Weighted-average price per share Amount of repurchase (2) 9.0 04.99 2,000 20.4 98.27 2,000 26.4 75.85 2,000 (3) $ $ $ $ $ $ (3) (3) (1) ncludes repurchases in the first and second quarters of 2017 and each quarter of 2016, pursuant to private agreements between the Company and arm's-length third-party sellers. ncludes settlements in subsequent periods. ncludes 2016 repurchases from the October 2015 - October 2016 NC B, which consisted of 22.9 million common shares, a weighted-average price per share of $74.60 and an amount of repurchase of $1,707 million. (2) ( ) On January 29, 2019, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 22 million common shares between February 1, 2019 and January 31, 2020, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the TSX. The Company's NCIB notices may be found online on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov through EDGAR. Printed copies may be obtained by contacting the Corporate Secretary's Office. CN I 2018 Annual Report3

 Management's Discussion and Analysis Share Trusts The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan. Additional information relating to the share purchases and share settlements by Share Trusts is provided in Note 14 - Share capital to the Company's 2018 Annual Consolidated Financial Statements. The following table provides the information related to the share purchases and settlements by Share Trusts for the years ended December 31, 2018, 2017 and 2016: 20 8 2017 2016 n millions, except per share data ear ended December 1, Share purchases by Share Trusts Number of common shares Weighted-average price per share Amount of purchase Share settlements by Share Trusts Number of common shares Weighted-average price per share Amount of settlement 0.4 04.87 38 0.5 102.17 55 0.7 84.99 60 $ $ $ $ $ $ 0.4 84.53 3 0.3 77.99 24 0.3 73.31 23 $ $ $ $ $ $ Dividends paid During 2018, the Company paid quarterly dividends of $0.4550 per share amounting to $1,333 million, compared to $1,239 million, at the rate of $0.4125 per share, in 2017. For 2019, the Company's Board of Directors approved an increase of 18% to the quarterly dividend to common shareholders, from $0.4550 per share in 2018 to $0.5375 per share in 2019. Contractual obligations In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at December 31, 2018: 2024 & thereafter Total 2019 2020 2021 2022 2023 n millions Debt obligations (1) Interest on debt obligations Capital lease obligations (2) Operating lease obligations Purchase obligations (3) Other long-term liabilities (4) $ 2,540 9,732 30 663 2,592 742 $ 1,175 484 10 190 1,551 69 $ 400 491 15 136 521 70 $ 787 483 5 103 190 53 $ 333 464 64 133 46 $ 197 448 45 96 47 $ 9,648 7,362 125 101 457 Total contractual obligations $ 26,299 $ 3,479 $ ,633 $ ,62 $ ,040 $ 833 $ 7,693 (1) (2) ( ) Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations. ncludes $29 million of minimum lease payments and $1 million of imputed interest at rates ranging from 1.8% to 4. %. ncludes fixed and variable commitments for locomotives, rail, wheels, engineering services, information technology services and licenses, railroad ties, rail cars, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes. ncludes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements. (4) Free cash flow Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the years ended December 31, 2018, 2017 and 2016: 20 8 2017 2016 n millions ear ended December 1, Net cash provided by operating activities Net cash used in investing activities $ 5,9 8 (3,404) $ 5,516 (2,738) $ 5,202 (2,682) Free cash flow $ 2,5 4 $ 2,778 $ 2,520 32 CN I 2018 Annual Report

 Management's Discussion and Analysis Adjusted debt-to-adjusted EBITDA multiple Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple: 20 8 2017 2016 n millions, unless otherwise indicated As at and for the year ended December 1, Debt Adjustments: Present value of operating lease commitments (1) Pension plans in deficiency $ 2,569 $ 10,828 $ 10,937 579 477 478 455 533 442 Adjusted debt (2) $ 3,625 $ 11,761 $ 11,912 Net income Interest expense Income tax expense (recovery) Depreciation and amortization $ 4,328 489 ,354 ,329 $ 5,484 481 (395) 1,281 $ 3,640 480 1,287 1,225 EB TDA Adjustments: Other income Other components of net periodic benefit income Operating lease expense 7,500 6,851 6,632 (376) (302) 2 8 (12) (315) 191 (95) (280) 197 Adjusted EB TDA (2) $ 7,040 $ 6,715 $ 6,454 Adjusted debt-to-adjusted EBITDA multiple (times) .94 1.75 1.85 (1) Operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented. (2)n the first quarter of 2018, the Company redefined adjusted debt to include the present value of operating lease commitments and pension plans in deficiency, and adjusted EB TDA to exclude other income, other components of net periodic benefit income and operating lease expense, in order to better align the Company's definition of adjusted debt-to-adjusted EB TDA multiple with similar measures used by credit rating agencies. Comparative figures have been adjusted to conform to the current definition. All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements. Off balance sheet arrangements Guarantees and indemnifications In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees of operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2018, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 17 - Major commitments and contingencies to the Company's 2018 Annual Consolidated Financial Statements. Outstanding share data As at February 1, 2019, the Company had 723.9 million common shares and 4.9 million stock options outstanding. CN I 2018 Annual Report33

 Management's Discussion and Analysis Financial instruments Risk management In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. Credit risk Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties, and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. CN also obtains credit insurance for certain high risk customers. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote. The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk to be remote. iquidity risk Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as a revolving credit facility, commercial paper programs, and an accounts receivable securitization program. As well, the Company can issue debt securities in the Canadian and U.S. capital markets under its shelf prospectus and registration statement. The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company's available financing sources and its credit ratings. Foreign currency risk The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar. The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2018, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,465 million (2017 - US$887 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2018, the Company recorded a gain of $157 million (2017 - loss of $72 million; 2016 - loss of $1 million), related to foreign exchange forward contracts. These gains or losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2018, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $67 million and $nil, respectively (2017 - $nil and $19 million, respectively). 34 CN I 2018 Annual Report

 Management's Discussion and Analysis The estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million. Interest rate risk The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. The estimated annual impact on net income of a one-percent change in the interest rate on floating rate debt is approximately $11 million. Commodity price risk The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel, and, to a lesser extent, West-Texas Intermediate crude oil. While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate. Fair value of financial instruments The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable: • • • Level 1: Inputs are quoted prices for identical instruments in active markets Level 2: Significant inputs (other than quoted prices included in Level 1) are observable Level 3: Significant inputs are unobservable The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets. The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments, classified as Level 2, used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities. The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2018, the Company's debt had a carrying amount of $12,569 million (2017 - $10,828 million) and a fair value of $13,316 million (2017 - $12,164 million). CN I 2018 Annual Report35

 Management's Discussion and Analysis Recent accounting pronouncements The following recent ASUs issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the current year: ASU 20 7-07 Compensation - Retirement Benefits (Topic 7 5): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost The ASU requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization. The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost. The Company adopted this ASU in the first quarter of 2018 with an effective date of January 1, 2018. As a result, the classification of the components of pension and postretirement benefit costs other than current service cost are now shown outside of Operating income in a separate caption entitled Other components of net periodic benefit income in the Company's Consolidated Statements of Income. As a result of applying this ASU, for the year ended December 31, 2018, operating income was reduced by $302 million (2017 - $315 million; 2016 - $280 million), with a corresponding increase presented in the new caption below Operating income with no impact on Net income. The guidance allowing only the service cost component to be eligible for capitalization did not have a significant impact on the Company's Consolidated Financial Statements. ASU 20 6-0 Financial Instruments - Overall (Subtopic 825-0): Recognition and Measurement of Financial Assets and Financial Liabilities The ASU provides guidance for the recognition, measurement, presentation and disclosure of financial instruments. The guidance requires equity investments, except for those accounted for under the equity method or that result in consolidation, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. The guidance must be applied prospectively by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company adopted this ASU in the first quarter of 2018 on a prospective basis with an effective date of January 1, 2018. As a result of applying this ASU, the Company elected to measure all existing equity investments without readily determinable fair values, other than those accounted for using the equity method or that result in consolidation, at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The adoption of the ASU did not have a significant impact on the Company's Consolidated Financial Statements. ASU 20 4-09 Revenue from Contracts with Customers and related amendments (Topic 606) The ASU requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Additional disclosures are required to assist users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts. The guidance can be applied using either the retrospective or modified retrospective transition method. The Company adopted this standard in the first quarter of 2018 with an effective date of January 1, 2018 using the modified retrospective transition method applied to contracts that were not completed as of January 1, 2018. The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements, other than for the new disclosure requirements. See Note 1 - Summary of significant accounting policies and Note - Revenues to the Company's 2018 Annual Consolidated Financial Statements for additional information. ASU 20 8-02 Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income The ASU provides entities the option to reclassify the stranded tax effects resulting from the U.S. Tax Reform from accumulated other comprehensive income to retained earnings. The guidance also requires certain disclosures about stranded tax effects and a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income. The guidance can either be applied prospectively from the beginning of the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized. 36 CN I 2018 Annual Report

 Management's Discussion and Analysis The Company adopted the amendments of this ASU during the fourth quarter of 2018 with an effective date of October 1, 2018. The Company did not elect to reclassify the income tax effects resulting from the U.S. Tax Reform from Accumulated other comprehensive loss to Retained earnings. The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements, other than for the new disclosure requirements. See Note 16 - Accumulated other comprehensive loss to the Company's 2018 Annual Consolidated Financial Statements for additional information. The following recent ASU issued by FASB has an effective date after December 31, 2018 and has not been adopted by the Company: ASU 20 6-02 Leases and related amendments (Topic 842) The ASU requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months and requires additional qualitative and quantitative disclosures. The lessor accounting model under the new standard is substantially unchanged. The guidance must be applied using a modified retrospective approach. Entities may elect to apply the guidance to each prior period presented with a cumulative-effect adjustment to retained earnings recognized at the beginning of the earliest period presented or to apply the guidance with a cumulative-effect adjustment to retained earnings recognized at the beginning of the period of adoption. The ASU is effective for annual and interim reporting periods beginning after December 15, 2018. The standard will have a significant impact on the Company's Consolidated Balance Sheets due to the recognition of right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months. The Company has identified all contracts that contain a lease and has assembled the data necessary to calculate the estimated impact on transition. The Company has implemented a new lease management system and has made changes to processes and internal controls necessary to meet the reporting and disclosure requirements of this standard. The new standard provides a number of practical expedients and accounting policy elections upon transition. The Company will not elect the package of three practical expedients that permits the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company will elect: • • • the use-of-hindsight practical expedient to reassess lease term and the likelihood that a purchase option will be exercised; the land easement practical expedient to not evaluate land easements that were not previously accounted for as leases under Topic 840; the short-term lease exemption for all asset classes that permits entities not to recognize right-of-use assets and lease liabilities onto the balance sheet; and the practical expedient to not separate lease and non-lease components for the freight car asset category. The Company will adopt the requirements of the ASU effective January 1, 2019, using a modified retrospective approach with a • cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of the comparative periods' financial information. As at January 1, 2019, the cumulative-effect adjustment required to adopt the new standard will increase the balance of Retained earnings by approximately $30 million. The initial adoption transition adjustment to record right-of-use assets and lease liabilities for leases over twelve months on the Company's Consolidated Balance Sheet will be approximately $750 million. Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2019 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements. CN I 2018 Annual Report37

 Management's Discussion and Analysis Critical accounting estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2018 Annual Consolidated Financial Statements and Notes thereto. Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures. lncome taxes The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2018, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.8 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. See the section of this MD&A entitled Other income and expenses - Income tax recovery (expense) for information about the U.S. Tax Reform. In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2018, the total amount of gross unrecognized tax benefits was $74 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2018 was $69 million. If recognized, $18 million of the net unrecognized tax benefits as at December 31, 2018 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $4 million of the net unrecognized tax benefits as at December 31, 2018 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations. The Company's deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties. These deferred income tax assets and liabilities are recorded at the enacted tax rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian and U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $137 million and $143 million in 2018, respectively. 38 CN I 2018 Annual Report

 Management's Discussion and Analysis For the year ended December 31, 2018, the Company recorded an income tax expense of $1,354 million, of which $527 million was a deferred income tax expense. For the year ended December 31, 2017, the Company recorded an income tax recovery of $395 million, of which $1,195 million was a deferred income tax recovery. The deferred income tax recovery included a net recovery of $1,706 million resulting from the enactment of the U.S. Tax Reform, and changes to provincial and state corporate income tax rates. For the year ended December 31, 2016, the Company recorded total income tax expense of $1,287 million, of which $704 million was a deferred income tax expense which included a deferred income tax expense of $7 million resulting from the enactment of a higher provincial corporate income tax rate. The Company's net deferred income tax liability as at December 31, 2018 was $7,480 million (2017 - $6,953 million). Additional disclosures are provided in Note 5 - Income taxes to the Company's 2018 Annual Consolidated Financial Statements. Depreciation Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose services lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes. For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively. The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates. A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $48 million. Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2018, the Company completed depreciation studies for road properties and as a result, the Company changed the estimated service lives for various types of road assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense. Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property. Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset. In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class. For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations. CN I 2018 Annual Report39

Management's Discussion and Analysis

For the year ended December 31, 2018, the Company recorded total depreciation expense of $1,327 million (2017 - $1,279 million; 2016 - $1,223 million). As at December 31, 2018, the Company had Properties of $37,773 million, net of accumulated depreciation of $13,305 million (2017 - $34,189 million, net of accumulated depreciation of $12,680 million). Additional disclosures are provided in *Note 8 – Properties* to the Company's 2018 Annual Consolidated Financial Statements.

GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits

The Company's plans have a measurement date of December 31. The following table provides the Company's pension asset, pension liability and other postretirement benefits liability as at December 31, 2018, and 2017:

In millions	*December 31,*	**2018**		2017
Pension asset	$	**446**	$	994
Pension liability	$	**477**	$	455
Other postretirement benefits liability	$	**247**	$	261

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost (income) over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2018, 2017 and 2016, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	*Year ended December 31,*	**2018**		2017		2016
Net periodic benefit income for pensions	$	**(139)**	$	(190)	$	(161)
Net periodic benefit cost for other postretirement benefits	$	**9**	$	7	$	7

As at December 31, 2018 and 2017, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	*December 31,*	**2018**		2017
Projected pension benefit obligation	$	**17,275**	$	18,025
Accumulated other postretirement benefit obligation	$	**247**	$	261

Discount rate assumption

The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A year-end discount rate of 3.77% based on bond yields prevailing at December 31, 2018 (2017 - 3.51%) was considered appropriate by the Company.

40 CN | 2018 Annual Report

Management's Discussion and Analysis

The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity.

As at December 31, 2018, a 0.25% decrease in the 3.77% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $500 million to the funded status for pensions and would result in a decrease of approximately $25 million to the 2019 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $470 million to the funded status for pensions and would result in an increase of approximately $25 million to the 2019 projected net periodic benefit income.

Expected long-term rate of return assumption

The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2018, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2019, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.

The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' target asset allocation ("Policy") and related benchmark indices. This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans' benefit obligations, the market return expectations of each asset class and the current state of financial markets. In 2018, the Policy was: 3% cash and short-term investments, 42% bonds and mortgages, 40% equities, 4% real estate, 7% oil and gas and 4% infrastructure and private debt investments.

Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, can also propose an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.

The actual, market-related value and expected rates of return on plan assets for the last five years were as follows:

	2018	2017	2016	2015	2014
Actual	**(2.4%)**	9.2%	4.4%	5.5%	10.1%
Market-related value	**5.7%**	9.1%	8.2%	7.0%	7.6%
Expected	**7.00%**	7.00%	7.00%	7.00%	7.00%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost (income) of approximately $100 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

CN | 2018 Annual Report 41

 Management's Discussion and Analysis Net periodic benefit income for pensions for 2019 In 2019, the Company expects net periodic benefit income to be approximately $140 million (2018 - $139 million) for all its defined benefit pension plans. Plan asset allocation Based on the fair value of the assets held as at December 31, 2018, the assets of the Company's various plans are comprised of 3% in cash and short-term investments, 38% in bonds and mortgages, 33% in equities, 2% in real estate, 6% in oil and gas, 6% in infrastructure and private debt, 10% in absolute return investments, and 2% in risk-factor allocation investments. See Note 13 - Pensions and other postretirement benefits to the Company's 2018 Annual Consolidated Financial Statements for information on the fair value measurements of such assets. A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements. Rate of compensation increase The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2018, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost (income). Mortality The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2018, 2017 and 2016. Funding of pension plans The Company's main Canadian defined benefit pension plan, the CN Pension Plan, accounts for approximately 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions. For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined pension plans conducted as at December 31, 2017 indicated a funding excess on a going concern basis of approximately $3.1 billion and a funding excess on a solvency basis of approximately $0.5 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regu ations, 1985. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments. The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2018 will be performed in 2019. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.3 billion, while on a solvency basis a funding excess of approximately $0.5 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $140 million for all of the Company's pension plans in 2019. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2019 funding obligations. 42 CN I 2018 Annual Report

Management's Discussion and Analysis

Information disclosed by major pension plan

The following table provides the Company's plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

In millions December 31, 2018		CN Pension Plan		BC Rail Pension Plan		U.S. and other plans		Total
Plan assets by category								
Cash and short-term investments	$	544	$	20	$	13	$	577
Bonds		6,049		307		152		6,508
Mortgages		89		1		—		90
Private debt		357		8		1		366
Public equities		5,111		131		104		5,346
Private equities		267		5		2		274
Real estate		410		9		2		421
Oil and gas		925		19		4		948
Infrastructure		687		14		3		704
Absolute return		1,583		27		7		1,617
Risk-factor allocation		280		5		1		286
Other (1)		91		2		14		107
Total plan assets	**$**	**16,393**	**$**	**548**	**$**	**303**	**$**	**17,244**
Projected benefit obligation at end of year	$	16,004	$	491	$	780	$	17,275
Company contributions in 2018	$	50	$	—	$	20	$	70
Employee contributions in 2018	$	63	$	—	$	—	$	63

(1) *Other consists of operating assets of $120 million and liabilities of $13 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.*

Additional disclosures are provided in *Note 13 – Pensions and other postretirement benefits* to the Company's 2018 Annual Consolidated Financial Statements.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2018, 2017 and 2016 the Company recorded an increase of $4 million, an increase of $2 million and a decrease of $11 million, respectively, to its provision for personal injuries and other claims in Canada as a result of actuarial valuations for employee injury claims as well as various other legal claims.

As at December 31, 2018, 2017 and 2016, the Company's provision for personal injury and other claims in Canada was as follows:

In millions		**2018**		2017		2016
Beginning of year	$	**183**	$	183	$	191
Accruals and other		**52**		38		24
Payments		**(28)**		(38)		(32)
End of year	$	**207**	$	183	$	183
Current portion - End of year	$	**60**	$	40	$	39

CN | 2018 Annual Report 43

Management's Discussion and Analysis

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

In 2018, the Company recorded an increase of $13 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2018 actuarial valuation. In 2017 and 2016, actuarial valuations resulted in an increase of $15 million and $21 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to occupational disease claims, non-occupational disease claims and third-party claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2018, 2017 and 2016, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions		**2018**		2017		2016
Beginning of year	$	**116**	$	118	$	105
Accruals and other		**41**		46		51
Payments		**(28)**		(41)		(34)
Foreign exchange		**10**		(7)		(4)
End of year	$	**139**	$	116	$	118
Current portion - End of year	$	**37**	$	25	$	37

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. A 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $2 million.

Environmental matters

Known existing environmental concerns

The Company has identified approximately 145 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the U.S. federal *Comprehensive Environmental Response, Compensation and Liability Act of 1980* (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state

44 CN | 2018 Annual Report

Management's Discussion and Analysis

laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2018, 2017 and 2016, the Company's provision for specific environmental sites was as follows:

In millions		**2018**		2017		2016
Beginning of year	$	**78**	$	86	$	110
Accruals and other		**16**		16		6
Payments		**(34)**		(23)		(29)
Foreign exchange		**1**		(1)		(1)
End of year	$	**61**	$	78	$	86
Current portion - End of year	$	**39**	$	57	$	50

The Company anticipates that the majority of the liability at December 31, 2018 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

- the lack of specific technical information available with respect to many sites;
- the absence of any government authority, third-party orders, or claims with respect to particular sites;
- the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
- the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future,

CN | 2018 Annual Report 45

 Management's Discussion and Analysis which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property. Regulatory compliance The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2018 amounted to $22 million (2017 - $20 million; 2016 - $19 million). For 2019, the Company expects to incur operating expenses relating to environmental matters in the same range as 2018. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2018 amounted to $19 million (2017 - $21 million; 2016 - $15 million). For 2019, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2018. Business risks In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business. Competition The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position. The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both. 46 CN I 2018 Annual Report

 Management's Discussion and Analysis Environmental matters The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities such as crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property. The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation. Personal injury and other claims In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2018, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year. labor negotiations As at December 31, 2018, CN employed a total of 17,976 employees in Canada, of which 13,778, or 77%, were unionized employees and 7,744 employees in the U.S., of which 6,425, or 83%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits and related expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position. Canadian workforce On May 23, 2018, the collective agreement with the Teamsters Canada Rail Conference (TCRC) governing approximately 1,800 locomotive engineers was ratified by its members, renewing the collective agreement for a five-year term expiring on December 31, 2022. CN I 2018 Annual Report47

 Management's Discussion and Analysis In September 2018, notices were served to commence bargaining for the renewal of the collective agreements with the TCRC governing approximately 200 rail traffic controllers, with the United Steelworkers governing approximately 2,900 track and bridge workers and with Unifor governing approximately 2,100 shopcraft employees, which expired on December 31, 2018. The collective agreement with Unifor was renewed for a four-year term, expiring December 31, 2022, and was ratified by its members on January 30, 2019. On December 19, 2018, CN reached a tentative agreement with the United Steelworkers to renew that collective agreement. Ratification by the membership is expected by February 15, 2019. The Company's collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted. U.S. workforce As of February 1, 2019, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted. The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE participated in, for collective agreements covering non-operating employees. This national bargaining concluded in 2018 with successor collective bargaining agreements in place for all railroad unions, including all of CN's non-operating craft employees. Collective agreements covering operating employees at GTW, ICC, WC and BLE, and all employees at PCD continue to be bargained on a local (corporate) basis. CN has ratified agreements with 12 of 18 bargaining units covering approximately 1,600 of CN's operating craft employees. The remaining six collective agreements, covering approximately 1,750 operating craft employees and the employees at PCD represented by United Steelworkers, are currently under renegotiation. Regulation Economic regulation - Canada The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency ("Agency") under the Canada Transportation Act, which provides rate and service remedies, including final offer arbitration, long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. The Transportation Modernization Act (Bill C-49) came into force on May 23, 2018 and introduced a series of amendments to various federal acts respecting transportation. In addition to introducing provisions respecting compensation for expenses incurred by shippers in case of failure by railway companies to meet their level of service obligations and the definition by the Agency of matters which can be subject to service arbitrations, Bill C-49 amended the Canada Transportation Act to, among other things: • expand the Governor in Council's powers to make regulations requiring major railway companies to provide to the federal Minister of Transport (Minister) and the Agency information relating to rates, service and performance; clarify the factors that must be applied in determining whether railway companies are fulfilling their service obligations; enable shippers to obtain terms in their contracts dealing with amounts to be paid in relation to a failure to comply with conditions related to railway companies' service obligations; create a new remedy for shippers who have access to the lines of only one railway company at the point of origin or destination of the movement of traffic in circumstances where interswitching is not available, also called "long-haul interswitching"; change the process for the transfer and discontinuance of railway lines to, among other things, require railway companies to make certain information available to the Minister and the public and establish a remedy for non-compliance with the process; and change provisions respecting the maximum revenue entitlement for the movement of Western grain to support the acquisition by railways of equipment used in the transportation of grain and require certain railway companies to provide to the Minister and the public information respecting the movement of grain. • • • • • No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position. 48 CN I 2018 Annual Report

 Management's Discussion and Analysis Economic regulation -U.S. The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proceedings undertaken by the STB in a number of significant matters remain pending, as noted below. On December 12, 2013, the STB instituted a proceeding on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates, subsequent to which it received comments and replies. The STB held a hearing on these matters in 2015. On September 7, 2016, the STB issued an advance notice of proposed rulemaking seeking comments on procedures that could comprise a new rate reasonableness methodology for use in very small rate disputes that would be available to shippers of agricultural products and all other commodities. On December 20, 2013, the STB instituted a proceeding to review how it determines the rail industry's cost of equity capital, and on April 2, 2014, joined it with a proceeding to explore its methodology for determining railroad revenue adequacy, as well as the revenue adequacy component used in judging the reasonableness of rail freight rates. The STB held hearings on these matters in 2015. On October 31, 2016, the STB determined to leave unchanged its method for determining the industry's cost of equity capital. On April 28, 2017, the STB denied a petition for reconsideration of its October 31, 2016 decision. Conclusions on the other portions of the joined proceedings remain pending. On March 28, 2016, the STB issued a notice of proposed rulemaking to revoke previously granted exemptions of five commodities from regulatory oversight for crushed or broken stone, hydraulic cement, coke produced from coal, primary iron or steel products, and iron or steel scrap, wastes or tailings. On August 3, 2016, the STB issued a notice of proposed rulemaking to adopt revised competitive access regulations to allow a party to seek a reciprocal switching prescription on the grounds that it is either practicable and in the public interest or necessary to provide competitive rail service. Pursuant to the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet heightened performance standards jointly promulgated by the Federal Railroad Administration (FRA) and Amtrak for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad's failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. Amtrak filed a complaint in 2012 with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains and in 2014 amended the complaint to limit the investigation to CN's IC line. After the U.S. Supreme Court denied petitions for review of the U.S. Court of Appeals determination that the STB exceeded its authority in adopting its final rule, on March 29, 2018, CN filed a motion to dismiss Amtrak's Section 213 complaint. On April 13, 2018, the STB dismissed without prejudice Amtrak's Section 213 complaint against CN. In a separate proceeding, the rail industry had previously challenged as unconstitutional Congress' delegation to Amtrak and the FRA of joint authority to promulgate the PRIIA performance standards. On March 23, 2017, the U.S. District Court for the District of Columbia concluded that Section 207 of PRIIA was void and unconstitutional and vacated the performance standards. The Government defendants challenged this decision in the U.S. Court of Appeals for the District of Columbia. On July 20, 2018, the U.S. Court of Appeals for the District of Columbia Circuit reversed the judgment of the District Court and held that the constitutional defect could be appropriately remedied by severing the arbitration provision in Section 207(d). The U.S. Court of Appeals noted that the aspect of the District Court's decision that vacated the performance standards is final because the Government defendants did not challenge it on appeal. On October 24, 2018, the U.S. Court of Appeals denied the rail industry's petition for rehearing. On January 22, 2019, the rail industry filed a petition for review with the U.S. Supreme Court. On August 8, 2018, the U.S. Court of Appeals for the Seventh Circuit denied the Village of Barrington's ("Barrington") petition seeking rehearing of its June 2018 decision, which upheld the STB's decision to deny Barrington's petition to reopen CN's 2009 acquisition of the Elgin, Joliet and Eastern Railway (EJ&E) to impose a condition that would require CN to fund a grade separation. On that same day, Barrington petitioned the STB again to reopen CN's acquisition of the EJ&E to impose a condition that would require CN to fund a grade separation. On December 21, 2018, the STB denied Barrington's most recent petition. No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position. CN I 2018 Annual Report49

 Management's Discussion and Analysis Safety regulation -Canada The Company's rail operations in Canada are subject to safety regulation by the Minister under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan. Following a significant derailment involving a non-related short-line railroad in the town of Lac-Megantic, within the province of Quebec on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements were also introduced for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods, have an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids, and provide municipalities and first responders with data on dangerous goods to improve emergency planning, risk assessment, and training. In 2014, Transport Canada's new Grade Crossings Regulations under the Railway Safety Act came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards by November 2021, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings. In 2015, Transport Canada issued rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars. On July 25, 2016, Transport Canada issued a Protective Direction which accelerated the phasing out of DOT-111 tank cars in crude oil service by November 1, 2016. Protective Direction No. 39 took effect on November 1, 2018 to accelerate the removal of the CPC-1232 unjacketed tank cars from crude oil service in Canada to November 1, 2018 and to accelerate the removal of all TC/DOT-111 and CPC-1232 unjacketed tank cars from condensate service in Canada to January 1, 2019. On June 1, 2016, the Minister made amendments to the Transportation of Dangerous Goods Regulations under the Transportation of Dangerous Goods Act to improve reporting requirements by carriers respecting shipments of dangerous goods to enhance public safety and improve local emergency response. On April 26, 2017, the Minister initiated the review of the Railway Safety Act, which was initially scheduled for 2018, and a panel of three persons was appointed to proceed with the review. On May 31, 2018, the Minister tabled in the House of Commons the report of the three-person panel. The Minister has not indicated how and when he will answer to the panel's report. On June 9, 2017, Transport Canada's Locomotive Emissions Regulations under the Railway Safety Act came into force. The regulations seek to limit air pollution by establishing emission standards and test procedures for new locomotives, and align Canadian standards with U.S. regulations. The new regulations require railway companies to meet emission standards, undertake emission testing, and adhere to anti-idling provisions, in addition to requirements for labelling, testing, record keeping and reporting. CN's locomotives in service at this time are not required to meet the emission standards or the testing and labelling requirements, though when they are removed from service to be remanufactured, refurbished or upgraded, they must meet the new requirements before they are placed back into service. On June 24, 2017, Transport Canada proposed new regulations aimed at lowering the risk of terrorism on the Canadian rail system, entitled Transportation of Dangerous Goods by Rail Security Regulations. The proposed regulations would require all rail carriers to proactively engage in security planning processes and manage security risks, by introducing security awareness training for employees, security plans that include measures to address assessed risks, and security plan training for employees with duties related to the security plan or security sensitive dangerous goods. Rail carriers would also have to conduct security inspections of certain railway vehicles containing dangerous goods, report potential security threats and concerns to the Canadian Transport Emergency Centre, and employ a rail security coordinator. Bill C-49, which came into force on May 23, 2018, contains provisions that amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless the equipment is fitted with prescribed recording instruments and prescribed information is recorded using those instruments, collected and preserved. These changes are not yet in force as regulations detailing their conditions must first be enacted by Transport Canada. On December 20, 2018, the Minister issued an order requesting Canadian railway companies to revise the Work/Rest Rules under the Railway Safety Act to reflect the latest fatigue science and fatigue management practices and address a series of related elements. 50 CN I 2018 Annual Report

 Management's Discussion and Analysis No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position. Safety regulation -U.S. The Company's U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas. On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials of certain thresholds are transported. PTC is a collision avoidance technology designed to override locomotive controls and prevent train-to-train collisions, overspeed derailments, misaligned switch derailments, and unauthorized incursions onto established work zones. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015, Congress extended the PTC installation deadline until December 31, 2018, with the option for a railroad carrier to complete full implementation by no later than December 31, 2020, provided certain milestones were met by the end of 2018. In 2018, the Company completed the milestones required for the extension and the FRA has approved the extension for the Company to complete full implementation by December 31, 2020. The FRA has approved CN to commence provisional revenue operations while the FRA continues its review of CN's PTC Safety Plan. Noncompliance with these or other laws and regulations may subject the Company to fines, penalties and/or service interruptions. The implementation of PTC will result in additional capital expenditures and operating costs. In order to implement PTC, the Company has invested in various information technology applications, including back office systems, aimed to enhance the reliability of PTC operations. The Company continues to evaluate the technical and operational merits of its information technology applications. In the event that such evaluations lead to the identification of better or more reliable technology, the Company may consider implementing such technology, which may result in additional costs. PTC may result in reduced operational efficiency and service levels. In the aftermath of the July 2013 Lac-Megantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees' compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Megantic derailment and fire. Effective August 5, 2013, the Association of American Railroads (AAR) amended the industry's Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a "key train" (for which heightened operating safeguards are required). On May 8, 2015, PHMSA issued a final rule in coordination with the FRA, containing new requirements for tank cars moving in high-hazard flammable trains (HHFTs) and related speed restrictions, as well as other requirements, including the use of electronically controlled pneumatic (ECP) brakes. As part of the surface transportation reauthorization bill known as the FAST Act, which was enacted on December 4, 2015, Congress substituted certain modified requirements supported by the industry, and also provided for re-visitation of the ECP brake requirement through an 18-month independent study of the costs, benefits and operational impacts of ECP brakes to be conducted by the Government Accountability Office, in addition to further testing. On December 13, 2017, after completing its review of an updated regulatory impact analysis published by PHMSA in October of 2017, the Department of Transportation determined that the final rule's ECP brake requirements were not economically justified. On September 25, 2018, the Department of Transportation issued a final rule to rescind the final rule's ECP brake requirement on unit trains with 70 or more loaded cars carrying Class 3 flammable liquids. No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position. CN I 2018 Annual Report51

 Management's Discussion and Analysis Other regulation -Canada Bill C-49 amended the CN Commercialization Act to increase the maximum proportion of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Bill C-49 also provided that CN's directors may amend CN's Articles to implement this change without shareholder approval. On May 24, 2018, CN filed Articles of Amendment in order to give effect to this new provision. Regulation -Vessels The Company's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency has authority to regulate air emissions from these vessels. Security The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to: • • border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA; the CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program; regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic; inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada; and gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border. • • • The Company has worked with the Association of American Railroads (AAR) to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company's most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position. Transportation of hazardous materials As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position. Economic conditions The Company is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges. In addition, the volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are 52 CN I 2018 Annual Report

 Management's Discussion and Analysis affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity. Pension funding volatility The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates - Pensions and other postretirement benefits for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations. There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Reliance on technology and related cybersecurity risk The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other security and mitigation programs in place to protect its operations, information and technology assets, a cybersecurity attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties, leading to possible litigation and regulatory oversight. Security threats are evolving, and can come from nation states, organized criminals, hacktivists and others with malicious intent. A security incident could compromise corporate information and assets, as well as operations. If the Company is unable to restore service or to acquire or implement any needed new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company's results of operations, financial position or liquidity. The Company is investing to meet evolving network and data security expectations and regulations, in an effort to mitigate the impact a security incident might have on the Company's results of operations, financial position or liquidity. The final outcome of a potential security incident cannot be predicted with certainty, and therefore there can be no assurance that its resolution will not have a material adverse effect on the Company's reputation, goodwill, results of operations, financial position or liquidity, in a particular quarter or fiscal year. Trade restrictions Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S. or the cost associated therewith. Following the expiration of the Softwood Lumber Agreement (SLA) between Canada and the U.S., including the expiration of the one year moratorium period preventing the U.S. from launching any trade action against Canadian producers, on January 3, 2018, based on affirmative final determinations by both the U.S. Department of Commerce and the U.S. International Trade Commission, antidumping and countervailing duty orders were imposed on imports of Canadian softwood lumber to the U.S. Canada responded to the imposition by the U.S. of antidumping and countervailing duties, in connection with lumber and other commodities, by filing a complaint with the World Trade Organization. On November 30, 2018, the U.S., Canada and Mexico signed the United States-Mexico-Canada Agreement (USMCA), a new trade agreement to replace the North American Free Trade Agreement, which is subject to ratification by the legislature of each country. The U.S. tariffs on steel and aluminum imports announced March 8, 2018 were unaffected by the USMCA. Additionally, the Government of Canada's retaliatory tariffs on imports of steel, aluminum and other products from the U.S., which came into effect July 1, 2018, remain unchanged. It is still too early to assess the potential outcome of the legislative path toward ratification of the USMCA, and other ongoing various trade actions taken by governments and agencies. As such, there can be no assurance that the USMCA and other trade actions will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow. Terrorism and international conflicts Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable. CN I 2018 Annual Report53

 Management's Discussion and Analysis Customer credit risk In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and/or business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. Liquidity Disruptions in financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable terms and rates. Supplier concentration The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. The supply market could become further concentrated and could result in changes to the product or service offerings by suppliers. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment and materials. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position. Availability of qualified personnel The Company may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and conductors, could negatively impact the Company's ability to meet demand for rail service. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company's results of operations or its financial position. Fuel costs The Company is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity. Foreign exchange The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses. Interest rates The Company is exposed to interest rate risk relating to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's results of operations or liquidity. Transportation network disruptions Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations. 54 CN I 2018 Annual Report

 Management's Discussion and Analysis Severe weather The Company's success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, droughts, fires, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Business interruptions resulting from severe weather could result in increased costs, increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity. Climate change Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, and could affect the markets for, or the volume of, the goods the Company carries or otherwise have a material adverse effect on the Company's results of operations, financial position or liquidity. Government action or inaction to address climate change could also affect CN. The Company is currently subject to climate change and other emissions-related laws and regulations that have been proposed and, in some cases adopted, on the federal, provincial, state and local levels. While CN is continually focused on efficiency improvements and reducing its carbon footprint, caps, taxes, or other controls on emissions of greenhouse gasses imposed by various government bodies could increase the Company's capital and operating costs. The Company may not be able to offset such impact, including, for example, through higher freight rates. Climate change legislation and regulation could also affect CN's customers; make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change. Controls and procedures The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2018, have concluded that the Company's disclosure controls and procedures were effective. During the fourth quarter ended December 31, 2018, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. As of December 31, 2018, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2018, and issued Management's Report on Internal Control over Financial Reporting dated February 1, 2019 to that effect. CN I 2018 Annual Report55

Management's Report on Internal Control over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2018. KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2018 and has also expressed an unqualified audit opinion on the Company's 2018 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 1, 2019. (s) Jean-Jacques Ruest President and Chief Executive Officer February 1, 2019 (s) Ghislain Houle Executive Vice-President and Chief Financial Officer February 1, 2019 56 CN I 2018 Annual Report

 Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of the Canadian National Railway Company: Opinion on the consolidated financial statements We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with United States generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 1, 2019 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. Change in accounting principle As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for the classification of the components of pension and postretirement benefit costs on the statement of income, on a retrospective basis, effective January 1, 2018 due to the adoption of ASU 2017-07 Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. Basis for opinion These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. (s) KPMG LLP* We have served as the Company's auditor since 1992. Montreal, Canada February 1, 2019 CPA auditor CA public accountancy permit No. AA22A 4 KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International") a Swiss entity. KPMG Canada provides services to KPMG LLP. 57 CN I 2018 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company:

Opinion on internal control over financial reporting

We have audited the Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and our report dated February 1, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(s) KPMG LLP*

Montréal, Canada
February 1, 2019

** CPA auditor, CA, public accountancy permit No. A123145*

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

58 CN | 2018 Annual Report

 Consolidated Statements of lncome In millions ex ept per ssare data ear ended e emper 2A 2018 2017 2016 Revenues (tote 2) $ 14,321 $ 13,041 $ 12,037 Operating expenses Labor and fringe benefits (1) Purchased services and material Fuel Depreciation and amortization Equipment rents Casualty and other 2,860 1,971 1,732 1,329 467 469 2,536 1,769 1,362 1,281 418 432 2,399 1,592 1,051 1,225 375 363 Total operating expenses (1) 8,828 7,798 7,005 Operating in ome (1) Interest expense Other components of net periodic benefit income (tote A2) (1) Other income (tote 1) 5,493 (489) 302 376 5,243 (481) 315 12 5,032 (480) 280 95 In ome pefore in ome taxes Income tax recovery (expense) (tote 4) 5,682 (1,354) 5,089 395 4,927 (1,287) Net income $ 4,328 $ 5,484 $ 3,640 Earnings per share (tote 6) Basic Diluted Weighted-average number of shares (tote 6) Basic Diluted $ $ 5.89 5.87 $ $ 7.28 7.24 $ $ 4.69 4.67 734.5 737.7 753.6 757.3 776.0 779.2 (A) Tse Compann adopted C o nting Standards Update (CSU) 0A7-07: Improving tse Presentation of tet Periodi Pension Cost and tet Periodi Postretirement Benefit Cost in tse first q arter of 0A8 on a retrospe tive pasis. Comparative fig res save peen adj sted to onform to tse Re ent a o nting prono n ements for additional information. See a ompanning notes to onsolidated finan ial statements. rrent presentation. See tote - Consolidated Statements of Comprehensive lncome In millions ear ended e emper 2A 2018 2017 2016 Net income Other comprehensive income (loss) (tote A6) Net gain (loss) on foreign currency translation Net change in pension and other postretirement benefit plans (tote A2) $ 4,328 $ 5,484 $ 3,640 403 (759) (197) (224) (45) (694) Otser ompresensive loss pefore in ome taxes Income tax recovery (expense) (356) 291 (421) (5) (739) 148 Otser ompresensive loss (65) (426) (591) Comprehensive income $ 4,263 $ 5,058 $ 3,049 See a ompanning notes to onsolidated finan ial statements. CN I 2018 Annual Report59

Consolidated Balance Sheets

In millions	*December 31,*	2018	2017
Assets			
Current assets			
Cash and cash equivalents		$ **266**	$ 70
Restricted cash and cash equivalents *(Note 11)*		**493**	483
Accounts receivable *(Note 7)*		**1,169**	984
Material and supplies		**557**	424
Other current assets		**243**	229
Total current assets		**2,728**	2,190
Properties *(Note 8)*		**37,773**	34,189
Pension asset *(Note 13)*		**446**	994
Intangible and other assets *(Note 9)*		**267**	256
Total assets		$ **41,214**	$ 37,629
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and other *(Note 10)*		$ **2,316**	$ 1,903
Current portion of long-term debt *(Note 11)*		**1,184**	2,080
Total current liabilities		**3,500**	3,983
Deferred income taxes *(Note 5)*		**7,480**	6,953
Other liabilities and deferred credits *(Note 12)*		**501**	590
Pension and other postretirement benefits *(Note 13)*		**707**	699
Long-term debt *(Note 11)*		**11,385**	8,748
Shareholders' equity			
Common shares *(Note 14)*		**3,634**	3,613
Common shares in Share Trusts *(Note 14)*		**(175)**	(168)
Additional paid-in capital *(Note 14)*		**408**	434
Accumulated other comprehensive loss *(Note 16)*		**(2,849)**	(2,784)
Retained earnings *(Note 14)*		**16,623**	15,561
Total shareholders' equity		**17,641**	16,656
Total liabilities and shareholders' equity		$ **41,214**	$ 37,629

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(s) Robert Pace
Director

(s) Jean-Jacques Ruest
Director

60 CN | 2018 Annual Report

Consolidated Statements of Changes in Shareholders' Equity

In millions	Number of common shares Outstanding	Share Trusts	Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2015	787.2	1.4	$ 3,701	$ (100)	$ 479	$ (1,767)	$ 12,637	$ 14,950
Net income							3,640	3,640
Stock options exercised	1.6		73		(12)			61
Settlement of equity settled awards *(Note 14)*	0.3	(0.3)		23	(79)		(3)	(59)
Stock-based compensation expense and other					62		(3)	59
Repurchase of common shares *(Note 14)*	(26.4)		(127)				(1,873)	(2,000)
Share purchases by Share Trusts *(Note 14)*	(0.7)	0.7		(60)				(60)
Other comprehensive loss *(Note 16)*						(591)		(591)
Dividends ($1.50 per share)							(1,159)	(1,159)
Balance at December 31, 2016	762.0	1.8	3,647	(137)	450	(2,358)	13,239	14,841
Net income							5,484	5,484
Stock options exercised	1.2		68		(10)			58
Settlement of equity settled awards *(Note 14)*	0.3	(0.3)		24	(84)		(22)	(82)
Stock-based compensation expense and other					78		(3)	75
Repurchase of common shares *(Note 14)*	(20.4)		(102)				(1,898)	(2,000)
Share purchases by Share Trusts *(Note 14)*	(0.5)	0.5		(55)				(55)
Other comprehensive loss *(Note 16)*						(426)		(426)
Dividends ($1.65 per share)							(1,239)	(1,239)
Balance at December 31, 2017	742.6	2.0	3,613	(168)	434	(2,784)	15,561	16,656
Net income							4,328	4,328
Stock options exercised	1.7		120		(17)			103
Settlement of equity settled awards *(Note 14)*	0.4	(0.4)		31	(68)		(30)	(67)
Stock-based compensation expense and other					59		(2)	57
Repurchase of common shares *(Note 14)*	(19.0)		(99)				(1,901)	(2,000)
Share purchases by Share Trusts *(Note 14)*	(0.4)	0.4		(38)				(38)
Other comprehensive loss *(Note 16)*						(65)		(65)
Dividends ($1.82 per share)							(1,333)	(1,333)
Balance at December 31, 2018	**725.3**	**2.0**	**$ 3,634**	**$ (175)**	**$ 408**	**$ (2,849)**	**$ 16,623**	**$ 17,641**

See accompanying notes to consolidated financial statements.

CN | 2018 Annual Report 61

Consolidated Statements of Cash Flows

In millions *Year ended December 31,*		2018		2017		2016
Operating activities						
Net income	$	**4,328**	$	5,484	$	3,640
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		**1,329**		1,281		1,225
Deferred income taxes *(Note 5)*		**527**		(1,195)		704
Gain on disposal of property *(Note 4)*		**(338)**		—		(76)
Changes in operating assets and liabilities:						
Accounts receivable		**(91)**		(125)		(3)
Material and supplies		**(120)**		(70)		(2)
Accounts payable and other		**379**		418		(51)
Other current assets		**14**		(80)		21
Pensions and other, net		**(110)**		(197)		(256)
Net cash provided by operating activities		**5,918**		5,516		5,202
Investing activities						
Property additions		**(3,531)**		(2,673)		(2,695)
Disposal of property *(Note 4)*		**194**		—		85
Other, net		**(67)**		(65)		(72)
Net cash used in investing activities		**(3,404)**		(2,738)		(2,682)
Financing activities						
Issuance of debt *(Note 11)*		**3,268**		916		1,509
Repayment of debt *(Note 11)*		**(2,393)**		(841)		(955)
Change in commercial paper, net *(Note 11)*		**99**		379		137
Settlement of foreign exchange forward contracts on debt		**53**		(15)		(21)
Issuance of common shares for stock options exercised *(Note 15)*		**103**		58		61
Withholding taxes remitted on the net settlement of equity settled awards *(Note 15)*		**(51)**		(57)		(44)
Repurchase of common shares *(Note 14)*		**(2,000)**		(2,016)		(1,992)
Purchase of common shares for settlement of equity settled awards		**(16)**		(25)		(15)
Purchase of common shares by Share Trusts *(Note 14)*		**(38)**		(55)		(60)
Dividends paid		**(1,333)**		(1,239)		(1,159)
Net cash used in financing activities		**(2,308)**		(2,895)		(2,539)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents		**—**		(2)		15
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents		**206**		(119)		(4)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year		**553**		672		676
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$	**759**	$	553	$	672
Cash and cash equivalents, end of year	$	**266**	$	70	$	176
Restricted cash and cash equivalents, end of year		**493**		483		496
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$	**759**	$	553	$	672
Supplemental cash flow information						
Interest paid	$	**(488)**	$	(477)	$	(470)
Income taxes paid *(Note 5)*	$	**(776)**	$	(712)	$	(653)

See accompanying notes to consolidated financial statements.

62 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

Contents

1	Summary of significant accounting policies	64
2	Recent accounting pronouncements	69
3	Revenues	71
4	Other income	71
5	Income taxes	72
6	Earnings per share	75
7	Accounts receivable	75
8	Properties	75
9	Intangible and other assets	76
10	Accounts payable and other	76
11	Debt	77
12	Other liabilities and deferred credits	79
13	Pensions and other postretirement benefits	80
14	Share capital	86
15	Stock-based compensation	88
16	Accumulated other comprehensive loss	93
17	Major commitments and contingencies	94
18	Financial instruments	98
19	Segmented information	99
20	Subsequent event	100

CN | 2018 Annual Report 63

 Notes to the Consolidated Financial Statements Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth (Minnesota)/Superior (Wisconsin) and Jackson (Mississippi), with connections to all points in North America. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive. 1 - Summary of significant accounting policies Basis of presentation These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Principles of consolidation These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company funds the Share Trusts. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments for which fair value is not readily determinable are accounted for at cost minus impairment, plus or minus observable price changes. Use of estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates. Revenues Nature of services The Company's revenues consist of rail freight revenues and other revenues. Rail freight revenues include revenue from the movement of freight over rail and are derived from the following seven commodity groups: • • • • • • • Petroleum and chemicals, which includes chemicals and plastics, refined petroleum products, crude and condensate, and sulfur; Metals and minerals, which includes energy materials, metals, minerals, and iron ore; Forest products, which includes lumber, pulp, paper, and panels; Coal, which includes coal and petroleum coke; Grain and fertilizers, which includes Canadian regulated grain, Canadian commercial grain, U.S. grain, potash and other fertilizers; Intermodal, which includes rail and trucking services for domestic and international traffic; and Automotive, which includes finished vehicles and auto parts. Rail freight revenues also comprise revenues for optional services beyond the basic movement of freight including asset use, switching, storage, and other services. Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management. Revenue recognition Revenues are recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company accounts for contracts with customers when it has approval and commitment from both parties, each party's rights have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on relative standalone selling prices and recognizes revenue when, or as, performance obligations in the contract are satisfied. Revenues are presented net of taxes collected from customers and remitted to governmental authorities. 64 CN I 2018 Annual Report

 Notes to the Consolidated Financial Statements Rail freigst reven es Rail freight services are arranged through publicly-available tariffs or customer-specific agreements that establish the pricing, terms and conditions for rail freight services offered by the Company. For revenue recognition purposes, a contract for the movement of freight over rail exists when shipping instructions are sent by a customer and have been accepted by the Company in connection with the relevant tariff or customer-specific agreement. Revenues for the movement of freight over rail are recognized over time due to the continuous transfer of control to the customer as freight moves from origin to destination. Progress towards completion of the performance obligation is measured based on the transit time of rail freight from origin to destination. The allocation of revenues between periods is based on the relative transit time in each period with expenses recorded as incurred. Revenues related to rail freight contracts that require the involvement of another rail carrier to move freight from origin to destination are reported on a net basis. Rail freight movements are completed over a short period of time and are generally completed before payment is due. The Company has no material contract assets or contract liabilities associated with rail freight revenues. Rail freight receivables are included in Accounts receivable on the Consolidated Balance Sheets. Revenues for optional services are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service. Rail freight contracts may be subject to variable consideration in the form of volume-based incentives, rebates, or other items, which affect the transaction price. Variable consideration is recognized as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration is accrued on the basis of management's best estimate of the expected amount, which is based on available historical, current and forecasted information. Otser reven es Other revenues are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service. lncome taxes The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Earnings per share Basic earnings per share is calculated using the weighted-average number of basic shares outstanding during the period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes vested equity settled stock-based compensation awards other than stock options. Diluted earnings per share is calculated using the weighted-average number of diluted shares outstanding during the period, applying the treasury stock method. The weighted-average number of diluted shares outstanding includes the dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards. Foreign currency All of the Company's foreign subsidiaries use the US dollar as their functional currency. Accordingly, the foreign subsidiaries' assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). The Company designates the US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated debt are included in Other comprehensive income (loss). Cash and cash equivalents Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates fair value. Restricted cash and cash equivalents The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash CN I 2018 Annual Report65

 Notes to the Consolidated Financial Statements and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates fair value. Accounts receivable Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statements of Income. 7aterial and supplies Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are measured at weighted-average cost. Properties Accounting policy for capitalization of costs The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock. Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality or service capacity. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria. In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows: • • • • grading: installation of road bed, retaining walls, and drainage structures; rail and related tra k material: installation of 39 or more continuous feet of rail; ties: installation of 5 or more ties per 39 feet; and pallast: installation of 171 cubic yards of ballast per mile. For purchased assets, the Company capitalizes all costs necessary to make the assets ready for their intended use. For self-constructed properties, expenditures include direct material, labor, and contracted services, as well as other allocated costs. These allocated costs include, but are not limited to, project supervision, fringe benefits, maintenance on equipment used on projects as well as the cost of small tools and supplies. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year. For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life. For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its historical cost. Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process. Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure. 66 CN I 2018 Annual Report

 Notes to the Consolidated Financial Statements Accounting policy for depreciation Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose service lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes. For all depreciable asset classes, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's United States (U.S.) properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively. The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), factoring in the rail asset's usage to date. The annual composite depreciation rate for the rail asset is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding. Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property. Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its estimated historical cost and estimated related accumulated depreciation (net of salvage proceeds and dismantling costs), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The estimated historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset. In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class. For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations. lntangible assets Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years. The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value. Accounts receivable securitization Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as secured borrowings. CN I 2018 Annual Report67

 Notes to the Consolidated Financial Statements Pensions Pension costs are determined using actuarial methods. Net periodic benefit cost (income) includes the current service cost of pension benefits provided in exchange for employee service rendered during the year, which is recorded in Labor and fringe benefits expense. Net periodic benefit cost (income) also includes the following, which are recorded in Other components of net periodic benefit income (cost): • • • the interest cost of pension obligations; the expected long-term return on pension fund assets; the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans. • The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method. Postretirement benefits other than pensions The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits. The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan. Stock-based compensation For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The grant date fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The grant date fair value of PSU-ROIC awards is determined using a lattice-based model incorporating a minimum share price condition and the grant date fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The grant date fair value of equity settled deferred share unit (DSU) awards is determined using the stock price at the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value determined at each period-end. The fair value of cash settled DSU awards is determined using their intrinsic value. Personal injury and other claims In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information. Environmental expenditures Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Derivative financial instruments The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value. The changes in fair value of derivative instruments not designated or not qualified as a hedge are recorded in Net income in the current period. 68 CN I 2018 Annual Report

 Notes to the Consolidated Financial Statements 2 - Recent accounting pronouncements The following recent Accounting Standards Updates (ASUs) issued by FASB were adopted by the Company during the current year: ASU 2017-07 Compensation - Retirement Benefits {Topic 715): lmproving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost The ASU requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization. The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost. The Company adopted this ASU in the first quarter of 2018 with an effective date of January 1, 2018. As a result, the classification of the components of pension and postretirement benefit costs other than current service cost are now shown outside of Operating income in a separate caption entitled Other components of net periodic benefit income in the Company's Consolidated Statements of Income. As a result of applying this ASU, for the year ended December 31, 2018, operating income was reduced by $302 million (2017 - $315 million; 2016 - $280 million), with a corresponding increase presented in the new caption below Operating income with no impact on Net income. The guidance allowing only the service cost component to be eligible for capitalization did not have a significant impact on the Company's Consolidated Financial Statements. ASU 2016-01 Financial lnstruments - Overall {Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities The ASU provides guidance for the recognition, measurement, presentation and disclosure of financial instruments. The guidance requires equity investments, except for those accounted for under the equity method or that result in consolidation, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. The guidance must be applied prospectively by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company adopted this ASU in the first quarter of 2018 on a prospective basis with an effective date of January 1, 2018. As a result of applying this ASU, the Company elected to measure all existing equity investments without readily determinable fair values, other than those accounted for using the equity method or that result in consolidation, at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The adoption of the ASU did not have a significant impact on the Company's Consolidated Financial Statements. ASU 2014-09 Revenue from Contracts with Customers and related amendments {Topic 606) The ASU requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Additional disclosures are required to assist users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts. The guidance can be applied using either the retrospective or modified retrospective transition method. The Company adopted this standard in the first quarter of 2018 with an effective date of January 1, 2018 using the modified retrospective transition method applied to contracts that were not completed as of January 1, 2018. The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements, other than for the new disclosure requirements. See Note 1 - Summary of significant accounting policies and Note 3 - Revenues for additional information. ASU 2018-02 lncome Statement - Reporting Comprehensive lncome {Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive lncome The ASU provides entities the option to reclassify the stranded tax effects resulting from the Tax Cuts and Jobs Act ("U.S. Tax Reform") from accumulated other comprehensive income to retained earnings. The guidance also requires certain disclosures about stranded tax effects and a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income. The guidance can either be applied prospectively from the beginning of the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized. The Company adopted the amendments of this ASU during the fourth quarter of 2018 with an effective date of October 1, 2018. The Company did not elect to reclassify the income tax effects resulting from the U.S. Tax Reform from Accumulated other comprehensive loss to CN I 2018 Annual Report69

 Notes to the Consolidated Financial Statements Retained earnings. The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements, other than for the new disclosure requirements. See Note 16 - Accumulated other comprehensive loss for additional information. The following recent ASU issued by FASB has an effective date after December 31, 2018 and has not been adopted by the Company: ASU 2016-02 Leases and related amendments {Topic 842) The ASU requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months and requires additional qualitative and quantitative disclosures. The lessor accounting model under the new standard is substantially unchanged. The guidance must be applied using a modified retrospective approach. Entities may elect to apply the guidance to each prior period presented with a cumulative-effect adjustment to retained earnings recognized at the beginning of the earliest period presented or to apply the guidance with a cumulative-effect adjustment to retained earnings recognized at the beginning of the period of adoption. The ASU is effective for annual and interim reporting periods beginning after December 15, 2018. The standard will have a significant impact on the Company's Consolidated Balance Sheets due to the recognition of right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months. The Company has identified all contracts that contain a lease and has assembled the data necessary to calculate the estimated impact on transition. The Company has implemented a new lease management system and has made changes to processes and internal controls necessary to meet the reporting and disclosure requirements of this standard. The new standard provides a number of practical expedients and accounting policy elections upon transition. The Company will not elect the package of three practical expedients that permits the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company will elect: • • • the use-of-hindsight practical expedient to reassess lease term and the likelihood that a purchase option will be exercised; the land easement practical expedient to not evaluate land easements that were not previously accounted for as leases under Topic 840; the short-term lease exemption for all asset classes that permits entities not to recognize right-of-use assets and lease liabilities onto the balance sheet; and the practical expedient to not separate lease and non-lease components for the freight car asset category. The Company will adopt the requirements of the ASU effective January 1, 2019, using a modified retrospective approach with a • cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of the comparative periods' financial information. As at January 1, 2019, the cumulative-effect adjustment required to adopt the new standard will increase the balance of Retained earnings by approximately $30 million. The initial adoption transition adjustment to record right-of-use assets and lease liabilities for leases over twelve months on the Company's Consolidated Balance Sheet will be approximately $750 million. Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2019 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements. 70 CN I 2018 Annual Report

Notes to the Consolidated Financial Statements

3 – Revenues

The following table provides disaggregated information for revenues:

In millions	*Year ended December 31,*	2018	2017	2016
Rail freight revenues				
Petroleum and chemicals		$ 2,660	$ 2,208	$ 2,174
Metals and minerals		1,689	1,523	1,218
Forest products		1,886	1,788	1,797
Coal		661	535	434
Grain and fertilizers		2,357	2,214	2,098
Intermodal		3,465	3,200	2,846
Automotive		830	825	759
Total rail freight revenues		$ 13,548	$ 12,293	$ 11,326
Other revenues		773	748	711
Total revenues (1) (2)		$ 14,321	$ 13,041	$ 12,037

(1) *As at December 31, 2018, the Company had remaining performance obligations of $94 million related to freight in-transit, for which revenue is expected to be recognized in the next period.*

(2) *See Note 19 - Segmented information for the disaggregation of revenues by geographic area.*

4 – Other income

In millions	*Year ended December 31,*	2018	2017	2016
Gain on disposal of property		$ 338	$ —	$ 76
Gain on disposal of land		27	22	17
Other (1)		11	(10)	2
Total other income		$ 376	$ 12	$ 95

(1) *Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities. See Note 18 – Financial instruments for additional information.*

Disposal of property

2018

Guelph

On November 15, 2018, the Company recorded a gain of $79 million ($70 million after-tax) in Other income upon transfer of control of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the "Guelph"). The gain recognized in 2018 was previously deferred from a 2014 transaction at which time the Company did not transfer control.

Doney and St-Francois Spurs

On September 5, 2018, the Company completed the sale of property located in Montreal, Quebec (the "Doney and St-Francois Spurs") for cash proceeds of $40 million. The transaction resulted in a gain of $36 million ($32 million after-tax) that was recorded in Other income on that date.

Central Station Railway Lease

On April 9, 2018, the Company completed the transfer of its capital lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the "Central Station Railway Lease"), for cash proceeds of $115 million. The transaction resulted in a gain of $184 million ($156 million after-tax) that was recorded in Other income on that date. The gain includes the difference between the net book value of the asset and the cash proceeds, the extinguishment of the capital lease obligation, and the recognition of a gain previously deferred from a sale-leaseback transaction.

CN | 2018 Annual Report 71

Notes to the Consolidated Financial Statements

Calgary Industrial Lead

On April 6, 2018, the Company completed the sale of land located in Calgary, Alberta, excluding the rail fixtures (the "Calgary Industrial Lead"), for cash proceeds of $39 million. The transaction resulted in a gain of $39 million ($34 million after-tax) that was recorded in Other income on that date.

2016

Viaduc du Sud

On December 1, 2016, the Company completed the sale of track leading into Montreal's Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), for cash proceeds of $85 million before transaction costs. The transaction resulted in a gain on disposal of $76 million ($66 million after-tax) that was recorded in Other income on that date.

5 – Income taxes

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items in provincial, U.S. federal, state and other foreign jurisdictions, such as tax rates and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments, and lower corporate income tax rates on capital dispositions that may occur in any given year.

On December 22, 2017, the President of the United States signed into law the *Tax Cuts and Jobs Act* ("U.S. Tax Reform"). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023. As a result of the U.S. Tax Reform, the Company's net deferred income tax liability decreased by $1,764 million for the year ended December 31, 2017.

The U.S. Tax Reform introduced other important changes to U.S. corporate income tax laws that may significantly affect CN in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reform, U.S. authorities have issued various proposed regulations and preliminary guidance interpreting its provisions. These interpretations have been taken into account and did not affect the calculation of the Company's current year income tax provision and tax payments. However, the U.S. Tax Reform and these proposed regulations are expected to impact the Company's income tax provisions and tax payments in future years.

The following table provides a reconciliation of income tax expense (recovery):

In millions	*Year ended December 31,*	**2018**		2017		2016
Canadian statutory federal tax rate		**15%**		15%		15%
Income tax expense at the Canadian statutory federal tax rate	**$**	**852**	$	763	$	739
Income tax expense (recovery) resulting from:						
Provincial and foreign income taxes (1)		**535**		536		532
Deferred income tax adjustments due to rate enactments (2)		**—**		(1,706)		7
Gain on disposals (3)		**(51)**		(3)		(12)
Other (4)		**18**		15		21
Income tax expense (recovery)	**$**	**1,354**	$	(395)	$	1,287
Net cash payments for income taxes	**$**	**776**	$	712	$	653

(1) Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.

(2) Includes the net income tax expense (recovery) resulting from the enactment of provincial, U.S. federal, and state corporate income tax laws and/or rates.

(3) Relates to the permanent differences arising from lower capital gain tax rates on the gain on disposal of the Company's properties in Canada.

(4) Includes adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

72 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

The following table provides tax information on a domestic and foreign basis:

In millions	*Year ended December 31,*		**2018**		2017		2016
Income before income taxes							
Domestic		$	**4,400**	$	3,964	$	3,726
Foreign			**1,282**		1,125		1,201
Total income before income taxes		$	**5,682**	$	5,089	$	4,927
Current income tax expense							
Domestic		$	**818**	$	758	$	568
Foreign			**9**		42		15
Total current income tax expense		$	**827**	$	800	$	583
Deferred income tax expense (recovery)							
Domestic		$	**419**	$	349	$	450
Foreign			**108**		(1,544)		254
Total deferred income tax expense (recovery)		$	**527**	$	(1,195)	$	704

The following table provides the significant components of deferred income tax assets and liabilities:

In millions	*December 31,*		**2018**		2017
Deferred income tax assets					
Pension liability		$	**128**	$	121
Personal injury and legal claims			**70**		50
Compensation reserves (2)			**74**		75
Other postretirement benefits liability			**65**		70
Unrealized foreign exchange losses			**50**		—
Net operating losses and tax credit carryforwards (1)			**20**		32
Other (2)			**61**		126
Total deferred income tax assets		$	**468**	$	474
Deferred income tax liabilities					
Properties		$	**7,672**	$	6,975
Pension asset			**120**		268
Unrealized foreign exchange gains			**—**		34
Other (2)			**156**		150
Total deferred income tax liabilities		$	**7,948**	$	7,427
Total net deferred income tax liability		$	**7,480**	$	6,953
Total net deferred income tax liability					
Domestic		$	**3,808**	$	3,677
Foreign			**3,672**		3,276
Total net deferred income tax liability		$	**7,480**	$	6,953

(1) *Net operating losses and tax credit carryforwards will expire between the years 2019 and 2036.*

(2) *Certain 2017 balances have been reclassified to conform with the 2018 presentation.*

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2018, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.8 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. As at December 31, 2018, the Company has not recognized a deferred income tax asset of $217 million (2017 - $269 million) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

CN | 2018 Annual Report 73

Notes to the Consolidated Financial Statements

The following table provides a reconciliation of unrecognized tax benefits on the Company's domestic and foreign tax positions:

In millions	*Year ended December 31,*	2018	2017	2016
Gross unrecognized tax benefits at beginning of year		$ 74	$ 61	$ 27
Increases for:				
Tax positions related to the current year		12	13	16
Tax positions related to prior years		2	2	24
Decreases for:				
Tax positions related to prior years		(13)	—	—
Settlements		(1)	(1)	(2)
Lapse of the applicable statute of limitations		—	(1)	(4)
Gross unrecognized tax benefits at end of year		$ 74	$ 74	$ 61
Adjustments to reflect tax treaties and other arrangements		(5)	(5)	(7)
Net unrecognized tax benefits at end of year		$ 69	$ 69	$ 54

As at December 31, 2018, the total amount of gross unrecognized tax benefits was $74 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2018 was $69 million. If recognized, $18 million of the net unrecognized tax benefits as at December 31, 2018 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $4 million of the net unrecognized tax benefits as at December 31, 2018 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company's Consolidated Statements of Income. For the year ended December 31, 2018, the Company recognized accrued interest and penalties of approximately $3 million (2017 - $3 million; 2016 - $2 million). As at December 31, 2018, the Company had accrued interest and penalties of approximately $10 million (2017 - $7 million).

In Canada, the Company's federal and provincial income tax returns filed for the years 2014 to 2017 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2014 and 2015 is currently in progress and is expected to be completed during 2019. In the U.S., the federal income tax returns filed for the years 2015 to 2017 and the state income tax returns filed for the years 2014 to 2017 remain subject to examination by the taxation authorities. During the year, the Company settled certain state tax audits which resulted in recognition of tax benefits. Examination of the Company's U.S. federal income tax return for the year 2015 as well as examinations of certain state income tax returns are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

74 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

6 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	*Year ended December 31,*	2018	2017	2016
Net income		$ 4,328	$ 5,484	$ 3,640
Weighted-average basic shares outstanding		734.5	753.6	776.0
Dilutive effect of stock-based compensation		3.2	3.7	3.2
Weighted-average diluted shares outstanding		737.7	757.3	779.2
Basic earnings per share		$ 5.89	$ 7.28	$ 4.69
Diluted earnings per share		$ 5.87	$ 7.24	$ 4.67
Units excluded from the calculation as their inclusion would not have a dilutive effect				
Stock options		0.6	0.4	1.2
Performance share units		0.3	0.1	0.2

7 – Accounts receivable

In millions	*December 31,*	2018	2017
Freight		$ 974	$ 828
Non-freight		221	172
Gross accounts receivable		1,195	1,000
Allowance for doubtful accounts		(26)	(16)
Net accounts receivable		$ 1,169	$ 984

8 – Properties

		December 31, 2018			December 31, 2017		
In millions	Depreciation rate	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Properties including capital leases							
Track and roadway [(1)]	2%	$ 38,352	$ 8,276	$ 30,076	$ 35,268	$ 7,924	$ 27,344
Rolling stock	5%	6,883	2,842	4,041	6,378	2,629	3,749
Buildings	2%	1,924	668	1,256	1,864	678	1,186
Information technology [(2)]	9%	1,795	686	1,109	1,408	644	764
Other	5%	2,124	833	1,291	1,951	805	1,146
Total properties including capital leases		$ 51,078	$ 13,305	$ 37,773	$ 46,869	$ 12,680	$ 34,189
Capital leases included in properties							
Track and roadway [(3)]		$ 406	$ 80	$ 326	$ 415	$ 75	$ 340
Rolling stock		—	—	—	5	—	5
Buildings		27	9	18	109	30	79
Other		92	18	74	118	15	103
Total capital leases included in properties		$ 525	$ 107	$ 418	$ 647	$ 120	$ 527

(1) *As at December 31, 2018, includes land of $2,455 million (2017 - $2,314 million).*

(2) *During 2018, the Company capitalized costs for internally developed software and related licenses of $283 million (2017 - $168 million).*

(3) *As at December 31, 2018, includes right-of-way access of $107 million (2017 - $108 million).*

CN | 2018 Annual Report 75

Notes to the Consolidated Financial Statements

9 – Intangible and other assets

In millions December 31,		2018		2017
Intangible assets	$	**73**	$	62
Investments [(1)]		**70**		73
Deferred costs		**61**		61
Long-term receivables		**26**		26
Other long-term assets		**37**		34
Total intangible and other assets	$	**267**	$	256

(1) As at December 31, 2018, the Company had $54 million (2017 - $58 million) of investments accounted for under the equity method and $16 million (2017 - $15 million) of investments for which fair value was not readily determinable accounted for at cost minus impairment, plus or minus observable price changes.

10 – Accounts payable and other

In millions December 31,		2018		2017
Trade payables	$	**982**	$	738
Payroll-related accruals		**436**		388
Accrued charges		**232**		144
Income and other taxes		**205**		201
Accrued interest		**142**		126
Personal injury and other claims provisions *(Note 17)*		**97**		65
Environmental provisions *(Note 17)*		**39**		57
Other postretirement benefits liability *(Note 13)*		**17**		17
Other		**166**		167
Total accounts payable and other	$	**2,316**	$	1,903

76 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

11 – Debt

In millions		Maturity	US dollar-denominated amount		*December 31,*	2018		2017
Notes and debentures [1]								
Canadian National series:								
5.55%	10-year notes [2]	May 15, 2018	US$	325	$	—	$	409
6.80%	20-year notes [2]	Jul 15, 2018	US$	200		—		251
5.55%	10-year notes [2]	Mar 1, 2019 [3]	US$	550		—		692
2.40%	2-year notes [2]	Feb 3, 2020	US$	300		409		—
2.75%	7-year notes [2]	Feb 18, 2021				250		250
2.85%	10-year notes [2]	Dec 15, 2021	US$	400		546		503
2.25%	10-year notes [2]	Nov 15, 2022	US$	250		341		314
7.63%	30-year debentures	May 15, 2023	US$	150		205		189
2.95%	10-year notes [2]	Nov 21, 2024	US$	350		477		440
2.80%	10-year notes [2]	Sep 22, 2025				350		350
2.75%	10-year notes [2]	Mar 1, 2026	US$	500		682		629
6.90%	30-year notes [2]	Jul 15, 2028	US$	475		648		597
3.20%	10-year notes [2]	Jul 31, 2028				350		—
7.38%	30-year debentures [2]	Oct 15, 2031	US$	200		273		251
6.25%	30-year notes [2]	Aug 1, 2034	US$	500		682		629
6.20%	30-year notes [2]	Jun 1, 2036	US$	450		614		566
6.71%	Puttable Reset Securities PURS℠ [2]	Jul 15, 2036	US$	250		341		314
6.38%	30-year debentures [2]	Nov 15, 2037	US$	300		409		377
3.50%	30-year notes [2]	Nov 15, 2042	US$	250		341		314
4.50%	30-year notes [2]	Nov 7, 2043	US$	250		341		314
3.95%	30-year notes [2]	Sep 22, 2045				400		400
3.20%	30-year notes [2]	Aug 2, 2046	US$	650		886		817
3.60%	30-year notes [2]	Aug 1, 2047				500		500
3.65%	30-year notes [2]	Feb 3, 2048	US$	600		818		—
3.60%	30-year notes [2]	Jul 31, 2048				450		—
4.45%	30-year notes [2]	Jan 20, 2049	US$	650		886		—
4.00%	50-year notes [2]	Sep 22, 2065				100		100
Illinois Central series:								
7.70%	100-year debentures	Sep 15, 2096	US$	125		170		157
BC Rail series:								
Non-interest bearing 90-year subordinated notes [4]		Jul 14, 2094				842		842
Total notes and debentures					$	12,311	$	10,205
Other								
Commercial paper						1,175		955
Accounts receivable securitization						—		421
Capital lease obligations						29		158
Total debt, gross						13,515		11,739
Net unamortized discount and debt issuance costs [4]						(946)		(911)
Total debt [5]						12,569		10,828
Less: Current portion of long-term debt						1,184		2,080
Total long-term debt					$	11,385	$	8,748

(1) *The Company's notes and debentures are unsecured.*

(2) *The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.*

(3) *On August 30, 2018, the Company redeemed these notes that were due March 1, 2019 for US$558 million ($720 million), which resulted in a loss of US$8 million ($10 million) that was recorded in Other income.*

(4) *As at December 31, 2018, these notes were recorded as a discounted debt of $12 million (2017 - $11 million) using an imputed interest rate of 5.75% (2017 - 5.75%). The discount of $830 million (2017 - $831 million) is included in Net unamortized discount and debt issuance costs.*

(5) *See Note 18 - Financial instruments for the fair value of debt.*

CN | 2018 Annual Report 77

Notes to the Consolidated Financial Statements

Revolving credit facility

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company's commercial paper programs. On March 15, 2018, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The amended credit facility of $1.8 billion consists of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature, which provides for an additional $500 million of credit under the facility, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders, remain unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

As at December 31, 2018 and 2017, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2018 and 2017.

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of May 5, 2018, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.3 billion to $1.8 billion, or the US dollar equivalent, on a combined basis. As at December 31, 2018 and 2017, the Company had total commercial paper borrowings of US$862 million ($1,175 million) and US$760 million ($955 million), respectively, at a weighted-average interest rate of 2.47% and 1.36%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper:

In millions	*Year ended December 31,*	**2018**	2017	2016
Commercial paper with maturities less than 90 days				
Issuance of commercial paper		$ **8,292**	$ 4,539	$ 3,656
Repayment of commercial paper		**(8,442)**	(4,160)	(3,519)
Change in commercial paper with maturities less than 90 days, net		$ **(150)**	$ 379	$ 137
Commercial paper with maturities of 90 days or greater				
Issuance of commercial paper		$ **1,135**	$ —	$ —
Repayment of commercial paper		**(886)**	—	—
Change in commercial paper with maturities of 90 days or greater, net		$ **249**	$ —	$ —
Change in commercial paper, net		$ **99**	$ 379	$ 137

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On April 30, 2018, the Company extended the term of its agreement by two years to February 1, 2021.

As at December 31, 2018, the Company had accounts receivable securitization borrowings of $nil. As at December 31, 2017, the Company had accounts receivable securitization borrowings of $421 million, consisting of $320 million at a weighted-average interest rate of 1.43% and US$80 million ($101 million) at a weighted-average interest rate of 2.10%, secured by and limited to $476 million of accounts receivable, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2018, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2021. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2018, the Company had outstanding letters of credit of $410 million (2017 - $394 million) under the committed facilities from a total available amount of $447 million (2017 - $437 million) and $137 million (2017 - $136 million) under the uncommitted facilities. As at December 31, 2018, included in Restricted cash and cash equivalents was $408 million (2017 - $400 million) and $80 million (2017 - $80 million) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

78 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

Capital lease obligations

In 2018, the Company did not enter into any capital leases. In 2017, the Company recorded $30 million in assets it acquired through equipment leases, for which an equivalent amount was recorded in debt. As at December 31, 2018, the capital lease obligations are secured by properties with a net carrying amount of $74 million (2017 - $176 million). Interest rates for capital lease obligations range from 1.8% to 4.3% with maturity dates in the years 2019 through 2021. As at December 31, 2018, the imputed interest on these leases amounted to $1 million (2017 - $83 million).

Debt maturities

The following table provides the debt maturities, including capital lease repayments on debt outstanding as at December 31, 2018, for the next five years and thereafter:

In millions		Capital leases		Debt [(1)]		Total
2019 [(2)]	$	9	$	1,175	$	1,184
2020		15		400		415
2021		5		787		792
2022		—		333		333
2023		—		197		197
2024 and thereafter		—		9,648		9,648
Total	$	29	$	12,540	$	12,569

(1) *Presented net of unamortized discounts and debt issuance costs.*

(2) *Current portion of long-term debt.*

Amount of US dollar-denominated debt

In millions	*December 31,*		2018		2017
Notes and debentures		US$	**6,650**	US$	6,175
Commercial paper			**862**		760
Accounts receivable securitization			**—**		80
Capital lease obligations			**21**		46
Total amount of US dollar-denominated debt in US$		US$	**7,533**	US$	7,061
Total amount of US dollar-denominated debt in C$		$	**10,273**	$	8,876

12 – Other liabilities and deferred credits

In millions	*December 31,*		2018		2017
Personal injury and other claims provisions *(Note 17)* [(1)]		$	**249**	$	234
Environmental provisions *(Note 17)* [(1)]			**22**		21
Stock-based compensation liability *(Note 15)*			**19**		26
Deferred credits and other			**211**		309
Total other liabilities and deferred credits		$	**501**	$	590

(1) *See Note 10 – Accounts payable and other for the related current portion.*

CN | 2018 Annual Report 79

 Notes to the Consolidated Financial Statements 13 - Pensions and other postretirement benefits The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees, subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan. The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan, unless otherwise specified. Description of the CN Pension Plan The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan. Funding policy Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pens on Beneo ts utandards Act 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2017 indicated a funding excess on a going concern basis of approximately $3.1 billion and a funding excess on a solvency basis of approximately $0.5 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pens on Beneo t utandards Regu at ons 1985. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments. The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2018 will be performed in 2019. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.3 billion, while on a solvency basis a funding excess of approximately $0.5 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $140 million for all of the Company's pension plans in 2019. As at February 1, 2019 the Company had contributed $71 million to its defined benefit pension plans for 2019. Plan assets The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans' benefit obligations, the market return expectations of each asset class and the current state of financial markets. The CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plan, can also propose an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices. 80 CN I 2018 Annual Report

Notes to the Consolidated Financial Statements

The Company's 2018 Policy and actual asset allocation for the Company's pension plans based on fair value are as follows:

		Actual plan asset allocation	
	Policy	2018	2017
Cash and short-term investments	3%	3%	4%
Bonds and mortgages	42%	38%	35%
Equities	40%	33%	37%
Real estate	4%	2%	2%
Oil and gas	7%	6%	6%
Infrastructure and private debt	4%	6%	5%
Absolute return	—	10%	9%
Risk-factor allocation	—	2%	2%
Total	100%	100%	100%

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:

- Cash and short-term investments consist of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks.
- Bonds include bond instruments, issued or guaranteed by governments and corporate entities, as well as corporate notes and investments in emerging market debt funds. As at December 31, 2018, 74% (2017 - 67%) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.
- Equity investments include publicly traded securities diversified by country, issuer and industry sector and investments in mainly energy related private equity funds. As at December 31, 2018, the most significant allocation to an individual issuer of a publicly traded security was approximately 2% (2017 - 2%) and the most significant allocation to an industry sector was approximately 22% (2017 - 22%).
- Real estate is a diversified portfolio of Canadian land and commercial properties and investments in real estate private equity funds.
- Oil and gas investments include petroleum and natural gas properties and listed and non-listed securities of oil and gas companies.
- Infrastructure investments include participations in private infrastructure funds, term loans and notes of infrastructure companies. Private debt includes participations in private debt funds focused on generating steady yields.
- Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within multi-strategy, fixed income, equity and global macro funds. Managers are monitored on a continuous basis through investment and operational due diligence.
- Risk-factor allocation investments are a portfolio of units of externally managed funds and internally managed strategies in order to capture alternative risk premiums.

The plans' Investment Manager monitors market events and exposures to foreign currencies, interest rates, market risks, commodity prices and credit risks daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the adjusted or hedged amount, the plans were 68% exposed to the Canadian dollar, 10% to the US dollar, 8% to European currencies, 6% to the Japanese Yen and 8% to various other currencies as at December 31, 2018. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are used from time to time to adjust the plan asset allocation or exposures to interest rates, foreign currencies, market risks or commodity prices of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. They may include forwards, futures, options and swaps and are included in investment categories based on their underlying exposure. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

CN | 2018 Annual Report 81

Notes to the Consolidated Financial Statements

The following tables present the fair value of plan assets by asset class as at December 31, 2018 and 2017:

In millions		Fair value measurements at December 31, 2018								
		Total		**Level 1**		**Level 2**		**Level 3**		**NAV**
Cash and short-term investments (1)	$	577	$	12	$	565	$	—	$	—
Bonds (2)										
Canada, U.S. and supranational		1,801		—		1,801		—		—
Provinces of Canada and municipalities		2,987		—		2,987		—		—
Corporate		1,180		—		1,180		—		—
Emerging market debt		540		—		540		—		—
Mortgages (3)		90		—		90		—		—
Private debt (4)		366		—		—		—		366
Public equities (5) (6)										
Canadian		1,561		1,561		—		—		—
U.S.		447		447		—		—		—
International		3,338		3,338		—		—		—
Private equities (6) (7)		274		—		—		—		274
Real estate (8)		421		—		—		321		100
Oil and gas (9)		948		202		18		728		—
Infrastructure (10)		704		—		64		—		640
Absolute return funds (11)										
Multi-strategy		898		—		—		—		898
Fixed income		239		—		—		—		239
Global macro		480		—		—		—		480
Risk-factor allocation (12)		286		—		—		—		286
Total	**$**	**17,137**	**$**	**5,560**	**$**	**7,245**	**$**	**1,049**	**$**	**3,283**
Other (13)		107								
Total plan assets	**$**	**17,244**								

In millions		Fair value measurements at December 31, 2017								
		Total		Level 1		Level 2		Level 3		NAV
Cash and short-term investments (1)	$	836	$	17	$	819	$	—	$	—
Bonds (2)										
Canada, U.S. and supranational		1,792		—		1,792		—		—
Provinces of Canada and municipalities		2,459		—		2,459		—		—
Corporate		1,587		—		1,587		—		—
Emerging market debt		530		—		530		—		—
Mortgages (3)		97		—		97		—		—
Private debt (4)		242		—		—		—		242
Public equities (5) (6)										
Canadian		1,848		1,848		—		—		—
U.S.		775		775		—		—		—
International		3,883		3,883		—		—		—
Private equities (6) (7)		297		—		—		—		297
Real estate (8)		410		—		—		332		78
Oil and gas (9)		1,120		333		18		769		—
Infrastructure (10)		682		—		84		—		598
Absolute return funds (11)										
Multi-strategy		897		—		—		—		897
Fixed income		224		—		—		—		224
Equity		32		—		—		—		32
Global macro		444		—		—		—		444
Risk-factor allocation (12)		345		—		—		—		345
Total	$	18,500	$	6,856	$	7,386	$	1,101	$	3,157
Other (13)		64								
Total plan assets	$	18,564								

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the table follow on the next page.

82 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

In millions	Fair value measurements based on significant unobservable inputs (Level 3)		
	Real estate (8)	Oil and gas (9)	Total
Balance at December 31, 2016	$ 324	$ 722	$ 1,046
Actual return relating to assets still held at the reporting date	19	88	107
Disbursements	(11)	(41)	(52)
Balance at December 31, 2017	$ 332	$ 769	$ 1,101
Actual return relating to assets still held at the reporting date	(2)	(11)	(13)
Purchases	1	—	1
Sales	(1)	—	(1)
Disbursements	(9)	(30)	(39)
Balance at December 31, 2018	**$ 321**	**$ 728**	**$ 1,049**

(1) Cash and short-term investments with related accrued interest are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.

(2) Bonds, excluding emerging market debt funds, are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments. Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator.

(3) Mortgages are valued based on the present value of future net cash flows using current market yields for comparable instruments.

(4) Private debt investments are valued based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis.

(5) The fair value of public equity investments is based on quoted prices in active markets for identical assets.

(6) In 2018, the Company presented private equities separately from public equities, as such, the 2017 comparative figures have been adjusted to conform to the current presentation.

(7) Private equity investments are valued based on the net asset value as reported by each fund's manager, generally using discounted cash flow analysis.

(8) The fair value of real estate investments categorized as Level 3 includes land and buildings. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially on a rotational basis. The fair value of real estate investments categorized as NAV consists mainly of investments in real estate private equity funds and is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(9) Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Investments in oil and gas equities traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments in oil and gas categorized as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. Estimated future net cash flows are based on forecasted oil and gas prices and projected annual production and costs.

(10) The fair value of infrastructure investments categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments. The fair value of infrastructure funds categorized as NAV is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(11) Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days.

(12) Risk-factor allocation investments are valued using the net asset value as reported by each fund's independent administrator or fund manager. All funds have contractual redemptions frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(13) Other consists of operating assets of $120 million (2017 - $94 million) and liabilities of $13 million (2017 - $30 million) required to administer the Trusts' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

CN | 2018 Annual Report 83

 Notes to the Consolidated Financial Statements 0bligations and funded status for defined benefit pension and other postretirement benefit plans Pensions 0ther postretirement benefits 2018 2017 2018 2017 n m ons Year ended December 31 Change in benefit obligation Projected benefit obligation at beginning of year Amendments Interest cost Actuarial (gain) loss on projected benefit obligation (1) Current service cost Plan participants' contributions Foreign currency changes Benefit payments, settlements and transfers $ 18,025 568 (538) 170 63 25 (1,038) $ 17,366 $ $ 261 (6) 9 (10) 2 8 (17) $ 270 540 979 130 56 (21) (1,025) 8 3 2 (5) (17) Projected beneo t ob gat on at the end oo the year (2) $ 17,275 $ 18,025 $ 247 $ 261 Component representing future salary increases (266) (306) Accumu ated beneo t ob gat on at end oo year $ 17,009 $ 17,719 $ 247 $ 261 Change in plan assets Fair value of plan assets at beginning of year Employer contributions Plan participants' contributions Foreign currency changes Actual return on plan assets Benefit payments, settlements and transfers $ 18,564 70 63 19 (434) (1,038) $ 17,831 96 56 (15) 1,621 (1,025) $ $ Fa r va ue oo p an assets at end oo year (2) $ 17,244 $ 18,564 $ $ Funded status - Excess (deo c ency) oo oa r va ue oo p an assets over projected beneo t ob gat on at end oo year $ (31) $ 539 $ (247) $ (261) (1) Actuar a ga ns on the projected beneo t ob gat on oor the year ended December 31 2018 ma n y resu t orom an ncrease oo 26 bas s po nts orom the d scount rate as at December 31 2017. Actuar a osses on the projected beneo t ob gat on oor the year ended December 31 2017 ma n y resu t orom a decrease oo 30 bas s po nts orom the d scount rate as at December 31 2016. (2) For the CN Pens on P an as at December 31 2018 the projected beneo t ob gat on was s16 004 m on (2017 - s16 721 m on) and the oa r va ue oo p an assets was s16 393 m on (2017 - s17 654 m on). The measurement date oo a p ans s December 31. Amounts recognized in the Consolidated Balance Sheets Pensions 0ther postretirement benefits 2018 2017 2018 2017 n m ons December 31 Noncurrent assets - Pension asset Current liabilities (Note 10) Noncurrent liabilities - Pension and other postretirement benefits $ 446 (477) $ 994 $ (17) (230) $ (17) (244) (455) Tota amount recogn zed $ (31) $ 539 $ (247) $ (261) Amounts recognized in Accumulated other comprehensive loss (Note 16) Pensions 0ther postretirement benefits 2018 2017 2018 2017 n m ons December 31 Net actuarial gain (loss) Prior service credit (cost) $ $ (3,887) (6) $ $ (3,111) (9) $ $ 8 4 $ $ (2) 84 CN I 2018 Annual Report

Notes to the Consolidated Financial Statements

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets

In millions	*December 31,*	Pensions			
			2018		2017
Accumulated benefit obligation (1)		$	**714**	$	601
Fair value of plan assets (1)		$	**303**	$	215

(1) *All of the Company's other postretirement benefit pension plans have an accumulated benefit obligation in excess of plan assets.*

Information for defined benefit pension plans with a projected benefit obligation in excess of plan assets

In millions	*December 31,*	Pensions			
			2018		2017
Projected benefit obligation		$	**780**	$	770
Fair value of plan assets		$	**303**	$	315

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

In millions *Year ended December 31,*	Pensions						Other postretirement benefits					
		2018		2017		2016		**2018**		2017		2016
Current service cost	$	**170**	$	130	$	124	$	**2**	$	2	$	2
Other components of net periodic benefit cost (income) (1)												
Interest cost		**568**		540		543		**9**		8		8
Settlement loss		**3**		—		10		**—**		—		—
Expected return on plan assets		**(1,083)**		(1,047)		(1,018)		**—**		—		—
Amortization of prior service cost		**3**		5		3		**—**		—		2
Amortization of net actuarial loss (gain)		**200**		182		177		**(2)**		(3)		(5)
Total Other components of net periodic benefit cost (income) (1)	$	**(309)**	$	(320)	$	(285)	$	**7**	$	5	$	5
Net periodic benefit cost (income)	$	**(139)**	$	(190)	$	(161)	$	**9**	$	7	$	7

(1) *The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures on the Company's Consolidated Statements of Income have been adjusted to conform to the current presentation. See Note 2 - Recent accounting pronouncements for additional information.*

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

December 31,	Pensions			Other postretirement benefits		
	2018	2017	2016	**2018**	2017	2016
To determine projected benefit obligation						
Discount rate (1)	**3.77%**	3.51%	3.81%	**4.00%**	3.59%	3.96%
Rate of compensation increase (2)	**2.75%**	2.75%	2.75%	**2.75%**	2.75%	2.75%
To determine net periodic benefit cost (income)						
Rate to determine current service cost (3)	**3.68%**	4.11%	4.24%	**3.83%**	4.43%	4.59%
Rate to determine interest cost (3)	**3.15%**	3.15%	3.27%	**3.23%**	3.29%	3.35%
Rate of compensation increase (2)	**2.75%**	2.75%	2.75%	**2.75%**	2.75%	2.75%
Expected return on plan assets (4)	**7.00%**	7.00%	7.00%	**N/A**	N/A	N/A

(1) *The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.*

(2) *The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.*

(3) *The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity.*

(4) *The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For 2018, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2019, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.*

CN | 2018 Annual Report 85

Notes to the Consolidated Financial Statements

Expected future benefit payments

The following table provides the expected benefit payments for pensions and other postretirement benefits for the next five years and the subsequent five-year period:

In millions	Pensions	Other postretirement benefits
2019	$ 1,058	$ 17
2020	$ 1,055	$ 17
2021	$ 1,057	$ 17
2022	$ 1,054	$ 16
2023	$ 1,050	$ 16
Years 2024 to 2028	$ 5,149	$ 72

Defined contribution and other plans

The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including a Section 401(k) savings plan for certain U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2018, amounted to $22 million (2017 - $19 million; 2016 - $18 million).

Contributions to multi-employer plan

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $13 million in 2018 (2017 - $15 million; 2016 - $12 million). The annual contribution rate for the plan was $176.16 per month per active employee for 2018 (2017 - $216.54). The plan covered 461 retirees in 2018 (2017 - 462 retirees).

14 – Share capital

Authorized capital stock

The authorized capital stock of the Company is as follows:

- Unlimited number of Common Shares, without par value
- Unlimited number of Class A Preferred Shares, without par value, issuable in series
- Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

In millions	*December 31,*	**2018**	2017	2016
Issued common shares		**727.3**	744.6	763.8
Common shares in Share Trusts		**(2.0)**	(2.0)	(1.8)
Outstanding common shares		**725.3**	742.6	762.0

Repurchase of common shares

The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company may repurchase up to 5.5 million common shares between October 30, 2018 and January 31, 2019 under its NCIB. As at December 31, 2018, the Company had repurchased 2.6 million common shares under this NCIB.

86 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

The following table provides the information related to the share repurchases for the years ended December 31, 2018, 2017 and 2016:

In millions, except per share data	*Year ended December 31,*	**2018**	2017	2016
Number of common shares repurchased (1)		**19.0**	20.4	26.4
Weighted-average price per share		**$ 104.99**	$ 98.27	$ 75.85
Amount of repurchase (2)		**$ 2,000**	$ 2,000	$ 2,000

(1) *Includes repurchases in the first and second quarters of 2017 and each quarter of 2016, pursuant to private agreements between the Company and arm's-length third-party sellers.*

(2) *Includes settlements in subsequent periods.*

See *Note 20 - Subsequent event* for information on the Company's new NCIB.

Share Trusts

The Company's Share Trusts purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan (see *Note 15 – Stock-based compensation*). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations. In 2019, the Share Trusts could purchase up to 1.2 million common shares on the open market in anticipation of future settlements of equity settled PSU awards.

The following table provides the information related to the share purchases and settlements by Share Trusts for the years ended December 31, 2018, 2017 and 2016:

In millions, except per share data	*Year ended December 31,*	**2018**	2017	2016
Share purchases by Share Trusts				
Number of common shares		**0.4**	0.5	0.7
Weighted-average price per share		**$ 104.87**	$ 102.17	$ 84.99
Amount of purchase		**$ 38**	$ 55	$ 60
Share settlements by Share Trusts				
Number of common shares		**0.4**	0.3	0.3
Weighted-average price per share		**$ 84.53**	$ 77.99	$ 73.31
Amount of settlement		**$ 31**	$ 24	$ 23

Additional paid-in capital

Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. Upon the exercise of stock options, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. In the fourth quarter of 2018, the Company changed its presentation for the settlement of equity-settled awards when purchasing shares on the open market, on a retrospective basis. Whereas previously upon settlement, the stock-based compensation expense was reclassified from Additional paid-in capital to Common shares and the settlement cost was recorded in Additional paid-in capital, now upon settlement, the Company records in Retained earnings the excess, if any, of the settlement cost of the awards over the related stock-based compensation expense, with no adjustment to Common shares. The Company reclassified prior year balances for Common shares, Additional paid-in capital, and Retained earnings in the Consolidated Balance Sheets to conform with the new presentation. For the years ended December 31, 2017, 2016 and 2015, the impact of this reclassification increased Additional paid-in capital by $192 million, $86 million and $4 million, respectively, decreased Common shares by $167 million, $83 million and $4 million, respectively, and decreased Retained earnings by $25 million, $3 million and $nil, respectively.

CN | 2018 Annual Report 87

Notes to the Consolidated Financial Statements

15 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.

The following table provides the stock-based compensation expense for awards under all plans, as well as the related tax benefit and excess tax benefit recognized in income, for the years ended December 31, 2018, 2017 and 2016:

In millions	*Year ended December 31,*	**2018**	2017	2016
Share Units Plan		**$ 38**	$ 55	$ 58
Voluntary Incentive Deferral Plan (VIDP)		**—**	7	6
Stock option awards		**12**	13	12
Employee share investment plan (ESIP)		**40**	36	37
Total stock-based compensation expense		**$ 90**	$ 111	$ 113
Income tax impacts of stock-based compensation				
Tax benefit recognized in income		**$ 21**	$ 29	$ 28
Excess tax benefit recognized in income		**$ 13**	$ 13	$ 5

Share Units Plan

The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.

PSU-ROIC awards vest dependent upon the attainment of a target level of return on invested capital (ROIC), as defined by the award agreement, over the plan period of three years. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 200% depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period.

PSU-TSR awards vest dependent upon the attainment of a total shareholder return (TSR) market condition over the plan period of three years. Such performance vesting criteria result in a performance vesting factor that ranges from 0% to 200% depending on the Company's TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.

PSUs are settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Share Trusts (see *Note 14 – Share capital*). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance vesting factor less shares withheld to satisfy the participant's withholding tax requirement.

For the 2016 grant, the level of ROIC attained resulted in a performance vesting factor of 200%, and the level of TSR attained resulted in a performance vesting factor of 100% for the plan period ended December 31, 2018. The total fair value of the equity settled PSU awards that vested in 2018 was $42 million (2017 - $43 million; 2016 - $41 million). As the respective vesting conditions under each plan and the minimum share price condition for the PSU-ROIC awards were met at December 31, 2018, settlement of approximately 0.5 million shares, net of withholding taxes, is expected to occur in the first quarter of 2019.

88 CN | 2018 Annual Report

 Notes to the Consolidated Financial Statements The following table provides a summary of the activity related to PSU awards: PSUs-ROlC (1) PSUs-TSR (2) Weighted-average grant date fair value Weighted-average grant date fair value Units Units n m ll ons n m ll ons Outstanding at December 31, 2017 Granted Settled (3) Forfeited 1.2 0.4 (0.4) (0.1) $ $ $ $ 46.35 50.77 50.87 49.50 0.4 0.1 (0.1) $ $ $ $ 104.32 104.58 114.86 102.32 Outstand ng at December 31 2018 1.1 $ 46.10 0.4 $ 100.93 Nonvested at December 31, 2017 Granted Vested (4) Forfeited 0.8 0.4 (0.4) (0.1) $ $ $ $ 44.18 50.77 35.53 49.50 0.3 0.1 (0.1) $ $ $ $ 99.34 104.58 95.36 102.32 Nonvested at December 31 2018 0.7 $ 52.18 0.3 $ 104.14 (1) The grant date fa r value of equ ty settled PSUs-RO C granted n 2018 of $21 m ll on s calculated us ng a latt ce-based valuat on model. As at December 31 2018 total unrecogn zed compensat on cost related to all outstand ng awards was $21 m ll on and s expected to be recogn zed over a we ghted-average per od of 1.6 years. The grant date fa r value of equ ty settled PSUs-TSR granted n 2018 of $14 m ll on s calculated us ng a Monte Carlo s mulat on model. As at December 31 2018 total unrecogn zed compensat on cost related to all outstand ng awards was $8 m ll on and s expected to be recogn zed over a we ghted-average per od of 1.6 years. Equ ty settled PSUs-RO C granted n 2015 met the m n mum share pr ce cond t on for settlement and atta ned a performance vest ng factor of 135%. Equ ty settled PSUs-TSR granted n 2015 atta ned a performance vest ng factor of 142%. n the f rst quarter of 2018 these awards were settled net of the rem ttance of the part c pants' w thhold ng tax obl gat on of $34 m ll on by way of d sbursement from the Share Trusts of 0.4 m ll on common shares. These awards are expected to be settled n the f rst quarter of 2019. (2) (3) (4) The following table provides the assumptions used in the valuation of PSU-ROIC awards: PSUs-ROlC (1) Year of grant 2018 2017 2016 Assumptions Stock price ($) (2) Expected stock price volatility (3) Expected term (years) (4) Risk-free interest rate (5) Dividend rate ($) (6) Weighted-average grant date fair value ($) 97.77 18% 3.0 1.92% 1.82 50.77 91.91 19% 3.0 0.98% 1.65 53.19 74.17 19% 3.0 0.43% 1.50 35.11 (1) (2) (3) (4) (5) (6) Assumpt ons used to determ ne fa r value of the equ ty settled PSU-RO C awards are on the grant date. Represents the clos ng share pr ce on the grant date. Based on the h stor cal volat l ty of the Company's stock over a per od commensurate w th the expected term of the award. Represents the per od of t me that awards are expected to be outstand ng. Based on the mpl ed y eld ava lable on zero-coupon government ssues w th an equ valent term commensurate w th the expected term of the awards. Based on the annual zed d v dend rate. CN I 2018 Annual Report89

Notes to the Consolidated Financial Statements

Voluntary Incentive Deferral Plan

The Company's Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established at the time of deferral. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines.

Equity settled awards

DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's withholding tax requirement.

Cash settled awards

The value of each participant's DSUs is payable in cash at the time of cessation of employment.

The following table provides a summary of the activity related to DSU awards:

	Equity settled DSUs (1)			Cash settled DSUs (2)
	Units		Weighted-average grant date fair value	Units
	In millions			*In millions*
Outstanding at December 31, 2017	1.1	$	77.81	0.2
Granted	0.1	$	95.64	—
Settled (3)	(0.4)	$	78.84	—
Outstanding at December 31, 2018 (4)	**0.8**	**$**	**79.23**	**0.2**

(1) The grant date fair value of equity settled DSUs granted in 2018 of $4 million is calculated using the Company's stock price on the grant date. As at December 31, 2018, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $78 million.

(2) The fair value of cash settled DSUs as at December 31, 2018 is based on the intrinsic value. As at December 31, 2018, the liability for all cash settled DSUs was $19 million (2017 - $30 million). The closing stock price used to determine the liability was $101.11. The total fair value of cash settled DSU awards vested in 2018, 2017 and 2016 was $nil.

(3) For the year ended December 31, 2018 the Company purchased 0.2 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $17 million.

(4) The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

90 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

Stock option awards

The Company's stock option plan allows for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the grant date. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2018, 15.6 million common shares remained authorized for future issuances under these plans.

During the year ended December 31, 2018, the Company granted 1.1 million (2017 - 1.0 million; 2016 - 1.2 million) stock options.

The following table provides the activity of stock option awards during 2018, and for options outstanding and exercisable at December 31, 2018, the weighted-average exercise price:

	Options outstanding		Nonvested options	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average grant date fair value
	In millions		*In millions*	
Outstanding at December 31, 2017 (1)	5.1	$ 66.78	2.4	$ 12.62
Granted (2)	1.1	$ 98.05	1.1	$ 15.34
Forfeited/Cancelled	(0.3)	$ 101.04	(0.3)	$ 14.62
Exercised (3)	(1.7)	$ 61.83	N/A	N/A
Vested (4)	N/A	N/A	(0.9)	$ 12.27
Outstanding at December 31, 2018 (1)	**4.2**	**$ 79.73**	**2.3**	**$ 13.84**
Exercisable at December 31, 2018 (1)	**1.9**	**$ 63.91**	**N/A**	**N/A**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) The grant date fair value of options awarded in 2018 of $17 million ($15.34 per option) is calculated using the Black-Scholes option-pricing model. As at December 31, 2018, total unrecognized compensation cost related to all outstanding awards was $9 million and is expected to be recognized over a weighted-average period of 2.6 years.

(3) The total intrinsic value of options exercised in 2018 was $78 million (2017 - $62 million; 2016 - $73 million). The cash received upon exercise of options in 2018 was $103 million (2017 - $58 million; 2016 - $61 million) and the related excess tax benefit realized in 2018 was $3 million (2017 and 2016 - $5 million).

(4) The grant date fair value of options vested in 2018 was $12 million (2017 and 2016 - $10 million).

The following table provides the number of stock options outstanding and exercisable as at December 31, 2018 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2018 at the Company's closing stock price of $101.11.

	Options outstanding				Options exercisable		
	Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
Range of exercise prices	*In millions*			*In millions*	*In millions*		*In millions*
$ 20.96 - $ 45.00	0.4	1.9	$ 32.98	$ 26	0.4	$ 32.98	$ 26
$ 45.01 - $ 65.00	0.5	4.2	$ 55.85	26	0.5	$ 55.85	26
$ 65.01 - $ 85.00	1.2	6.6	$ 75.20	31	0.7	$ 75.82	17
$ 85.01 - $ 105.00	1.6	8.0	$ 94.44	11	0.3	$ 92.40	2
$ 105.01 - $ 122.96	0.5	9.1	$ 109.21	—	—	$ 108.22	—
Balance at December 31, 2018 (1)	**4.2**	**6.7**	**$ 79.73**	**$ 94**	**1.9**	**$ 63.91**	**$ 71**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. The weighted-average years to expiration of exercisable stock options was 5 years.

CN | 2018 Annual Report 91

 Notes to the Consolidated Financial Statements The following table provides the assumptions used in the valuation of stock option awards: 2018 2017 2016 Year of grant Assumptions Grant price ($) Expected stock price volatility (1) Expected term (years) (2) Risk-free interest rate (3) Dividend rate ($) (4) Weighted-average grant date fair value ($) 98.05 18% 5.5 2.08% 1.82 15.34 92.16 20% 5.5 1.24% 1.65 14.44 75.16 20% 5.5 0.76% 1.50 10.57 (1) (2) (3) (4) Based on the h stor cal volat l ty of the Company's stock over a per od commensurate w th the expected term of the award. Represents the per od of t me that awards are expected to be outstand ng. The Company uses h stor cal data to pred ct opt on exerc se behav or. Based on the mpl ed y eld ava lable on zero-coupon government ssues w th an equ valent term commensurate w th the expected term of the awards. Based on the annual zed d v dend rate. Stock price volatility The Company's liability for the cash settled VIDP is marked-to-market at each period-end and varies with the Company's share price. Fluctuations in the Company's share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure. Employee Share lnvestment Plan The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company's contributions for the years ended December 31, 2018, 2017 and 2016: 2018 2017 2016 Year ended December 31 Number of participants holding shares Total number of ESIP shares purchased on behalf of employees (m ll ons) 22,185 1.8 19,642 1.7 19,108 1.9 92 CN I 2018 Annual Report

Notes to the Consolidated Financial Statements

16 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax	Income tax recovery (expense) [1]	Total net of tax
Balance at December 31, 2015	$ (202)	$ (2,204)	$ (2,406)	$ 639	$ (1,767)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange loss on translation of net investment in foreign operations	(310)		(310)	—	(310)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	265		265	(35)	230
Actuarial loss arising during the year		(881)	(881)	235	(646)
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		172	172 [2]	(47) [3]	125
Amortization of prior service costs		5	5 [2]	(1) [3]	4
Settlement loss arising during the year		10	10 [2]	(4) [3]	6
Other comprehensive income (loss)	(45)	(694)	(739)	148	(591)
Balance at December 31, 2016	(247)	(2,898)	(3,145)	787	(2,358)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange loss on translation of net investment in foreign operations	(701)		(701)	—	(701)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	504		504	(67)	437
Actuarial loss arising during the year		(408)	(408)	110	(298)
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		179	179 [2]	(47) [3]	132
Amortization of prior service costs		5	5 [2]	(1) [3]	4
Other comprehensive loss	(197)	(224)	(421)	(5)	(426)
Balance at December 31, 2017	(444)	(3,122)	(3,566)	782	(2,784)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange gain on translation of net investment in foreign operations	1,038		1,038	—	1,038
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	(635)		(635)	86	(549)
Actuarial loss arising during the year		(969)	(969)	262	(707)
Prior service credit arising during the year		6	6	(2)	4
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		198	198 [2]	(54) [3]	144
Amortization of prior service costs		3	3 [2]	— [3]	3
Settlement loss arising during the year		3	3 [2]	(1) [3]	2
Other comprehensive income (loss)	403	(759)	(356)	291	(65)
Balance at December 31, 2018	$ (41)	$ (3,881)	$ (3,922)	$ 1,073	$ (2,849)

(1) *The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.*

(2) *Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 13 - Pensions and other postretirement benefits.*

(3) *Included in Income tax recovery (expense) in the Consolidated Statements of Income.*

CN | 2018 Annual Report 93

Notes to the Consolidated Financial Statements

17 – Major commitments and contingencies

Lease commitments

The Company has operating and capital leases, mainly for freight cars, real estate properties, engineering equipment, locomotives and other equipment. All of the capital leases provide the option to purchase the leased assets at fixed values at the end of the lease term. Some of the operating leases provide the option to purchase the leased assets during or at the end of the term. As at December 31, 2018, the Company's commitments under these operating and capital leases were $663 million and $30 million, respectively. Future minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases for the next five years and thereafter, are as follows:

In millions		Operating		Capital
2019	$	190	$	10
2020		136		15
2021		103		5
2022		64		—
2023		45		—
2024 & thereafter		125		—
Total	$	663	$	30
Less: Imputed interest on capital leases at rates ranging from approximately 1.8% to 4.3%				1
Present value of minimum lease payments included in debt (Note 11)			$	29

Rental expense for operating leases for the year ended December 31, 2018 was $218 million (2017 - $191 million; 2016 - $197 million).

Purchase commitments

As at December 31, 2018, the Company had fixed and variable commitments to purchase locomotives, rail, wheels, engineering services, information technology services and licenses, railroad ties, rail cars, as well as other equipment and services with a total estimated cost of $2,592 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2018, 2017 and 2016 the Company recorded an increase of $4 million, an increase of $2 million and a decrease of $11 million, respectively, to its provision for personal injuries and other claims in Canada as a result of actuarial valuations for employee injury claims as well as various other legal claims.

94 CN | 2018 Annual Report

Notes to the Consolidated Financial Statements

As at December 31, 2018, 2017 and 2016, the Company's provision for personal injury and other claims in Canada was as follows:

In millions		**2018**		2017		2016
Beginning of year	$	**183**	$	183	$	191
Accruals and other		**52**		38		24
Payments		**(28)**		(38)		(32)
End of year	$	**207**	$	183	$	183
Current portion - End of year	$	**60**	$	40	$	39

United States

Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

In 2018, the Company recorded an increase of $13 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2018 actuarial valuation. In 2017 and 2016, actuarial valuations resulted in an increase of $15 million and $21 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to occupational disease claims, non-occupational disease claims and third-party claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2018, 2017 and 2016, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions		**2018**		2017		2016
Beginning of year	$	**116**	$	118	$	105
Accruals and other		**41**		46		51
Payments		**(28)**		(41)		(34)
Foreign exchange		**10**		(7)		(4)
End of year	$	**139**	$	116	$	118
Current portion - End of year	$	**37**	$	25	$	37

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2018, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the

CN | 2018 Annual Report 95

Notes to the Consolidated Financial Statements

inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company has identified approximately 145 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the U.S. federal *Comprehensive Environmental Response, Compensation and Liability Act of 1980* (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2018, 2017 and 2016, the Company's provision for specific environmental sites was as follows:

In millions		**2018**		2017		2016
Beginning of year	$	**78**	$	86	$	110
Accruals and other		**16**		16		6
Payments		**(34)**		(23)		(29)
Foreign exchange		**1**		(1)		(1)
End of year	$	**61**	$	78	$	86
Current portion - End of year	$	**39**	$	57	$	50

The Company anticipates that the majority of the liability at December 31, 2018 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of

96 CN | 2018 Annual Report

 Notes to the Consolidated Financial Statements additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including: • • • the lack of specific technical information available with respect to many sites; the absence of any government authority, third-party orders, or claims with respect to particular sites; the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites. • Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Future occurrences In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property. Regulatory compliance The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2018 amounted to $22 million (2017 - $20 million; 2016 - $19 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2018 amounted to $19 million (2017 - $21 million; 2016 - $15 million). Guarantees and indemnifications In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees of operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. Guarantee of residual values of operating leases The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2019 and 2024, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at December 31, 2018, the maximum exposure in respect of these guarantees was $130 million (2017 - $141 million). There are no recourse provisions to recover any amounts from third parties. Other guarantees As at December 31, 2018, the Company had outstanding letters of credit of $410 million (2017 - $394 million) under the committed bilateral letter of credit facilities and $137 million (2017 - $136 million) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $160 million (2017 - $167 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations. CN I 2018 Annual Report97

 Notes to the Consolidated Financial Statements As at December 31, 2018, the maximum potential liability under these guarantee instruments was $707 million (2017 - $697 million), of which $659 million (2017 - $648 million) related to other employee benefit liabilities and workers' compensation and $48 million (2017 - $49 million) related to other liabilities. The guarantee instruments expire at various dates between 2019 and 2020. As at December 31, 2018, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees. General indemnifications In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2018, the Company had not recorded a liability with respect to any indemnifications. 18 - Financial instruments Risk management In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. Foreign currency risk The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar. The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2018, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,465 million (2017 - US$887 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the year ended December 31, 2018, the Company recorded a gain of $157 million (2017 - loss of $72 million; 2016 - loss of $1 million) related to foreign exchange forward contracts. These gains or losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2018, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $67 million and $nil, respectively (2017 - $nil and $19 million, respectively). Interest rate risk The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. 98 CN I 2018 Annual Report

 Notes to the Consolidated Financial Statements Fair value of financial instruments The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable: • • • Level 1: Inputs are quoted prices for identical instruments in active markets Level 2: Significant inputs (other than quoted prices included in Level 1) are observable Level 3: Significant inputs are unobservable The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets. The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments, classified as Level 2, used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities. The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2018, the Company's debt had a carrying amount of $12,569 million (2017 - $10,828 million) and a fair value of $13,316 million (2017 - $12,164 million). 19 - Segmented information The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by the Company's management, including its chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). The Company's management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury. The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by the Company's management, as the regions' management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 95% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region. The regions also demonstrate common characteristics in each of the following areas: • • • each region's sole business activity is the transportation of freight over the Company's extensive rail network; the regions service national accounts that extend over the Company's various commodity groups and across its rail network; the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S. For the years ended December 31, 2018, 2017, and 2016, no major customer accounted for more than 10% of total revenues and the • largest rail freight customer represented approximately 3% of total annual rail freight revenues. CN I 2018 Annual Report99

Notes to the Consolidated Financial Statements

The following tables provide information by geographic area:

In millions	*Year ended December 31,*	2018		2017		2016
Revenues						
Canada	$	**9,610**	$	8,794	$	7,971
U.S.		**4,711**		4,247		4,066
Total revenues	$	**14,321**	$	13,041	$	12,037
Net income						
Canada	$	**3,163**	$	2,857	$	2,708
U.S.		**1,165**		2,627		932
Total net income	$	**4,328**	$	5,484	$	3,640

In millions	*December 31,*	2018		2017
Properties				
Canada	$	**19,737**	$	18,305
U.S.		**18,036**		15,884
Total properties	$	**37,773**	$	34,189

20 – Subsequent event

Normal course issuer bid

On January 29, 2019, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 22 million common shares between February 1, 2019 and January 31, 2020, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

100 CN | 2018 Annual Report

Additional copies of this report are available from: La version française du présent rapport est disponible à l’adresse suivante : CN Public Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca Affaires publiques du CN 935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Téléphone : 1 888 888-5909 Courriel : contact@cn.ca This report has been printed on 30% post-consumer recycled content. 30%

935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 cn.ca